WPP IS THE CREATIVE TRANSFORMATION COMPANY

ANNUAL REPORT
& ACCOUNTS 2022

WPP

WHAT YOU WILL FIND IN THIS REPORT

This report provides an update on our strategic progress, financial performance and sustainability activities for the year ended 31 December 2022

 To learn more see **wpp.com**

 This icon denotes more information within the report

 These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report

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OUR AGENCIES WERE RESPONSIBLE FOR SOME OF THE MOST INNOVATIVE AND IMPACTFUL WORK OF 2022"

Mark Read
Chief Executive Officer

CREATIVE TRANSFORMATION

Creativity is the powerhouse of WPP.
It's what makes us different. Drives us forward.
And delivers exceptional results for our clients



NIKE: NEVER DONE EVOLVING
Harnessing the power of AI to showcase the brilliance of Serena Williams through the years

10



FORD: VERY GAY RAPTOR
How a homophobic comment ignited a mission to redefine Ford's Ranger Raptor truck

20



SHEBA: HOPE REEF
To highlight its commitment to source sustainable ingredients for its products, Sheba regenerated a coral reef

30



SKY: GIGAFAST WITH SKY BROADBAND
A race through the metaverse to showcase Sky's newest broadband offer

34



JOHANNITER: ANTI-LOOK QR CODE
The life-saving QR code design that stops bystanders gawking at accident sites

46



BURGER KING: BURGER GLITCH
Glitches in the gaming world are annoying. Until you get rewarded for finding them

60

ABOUT US

OUR VISION

To be the most creative company in the world

OUR PURPOSE

We use the power of creativity to build better futures for our people, planet, clients and communities

ⓘ **Read more on pages 4 and 68**

OUR OFFER

WPP provides a modern, integrated offer of communications, experience, commerce and technology services through our global integrated media and creative agencies, world-class public relations firms and specialist communications companies

ⓘ **Read more on pages 14 to 17**



OUR STRATEGIC APPROACH

We continue to enhance WPP's proposition by investing in talented people and leveraging our industry-leading global media platform, technological capabilities and strategic global partnerships

CREATIVITY

An ongoing commitment to creativity, WPP's most important competitive advantage

ⓘ **Read more on pages 28 to 29**

DATA & TECHNOLOGY

Harnessing our capabilities in data and technology and our unique partnerships with leading technology firms

ⓘ **Read more on pages 32 to 33**

PEOPLE & CULTURE

Investing in our people, culture and values to ensure WPP is the natural home for the best and brightest talent

ⓘ **Read more on pages 36 and 70**

Central to our strategy is our goal of reducing complexity and delivering a simpler structure for the benefit of our clients, across our companies and within our individual markets

CLIENTS

We are a client-centric organisation in order to deliver the best of WPP

ⓘ **Read more on pages 40 to 41**

COMPANIES

We now have fewer, more integrated companies equipped to adapt to a changing market

ⓘ **Read more on pages 44 to 45**

COUNTRIES

We integrate at a country level to serve clients locally, leverage local scale and attract talent

ⓘ **Read more on pages 48 to 49**

TOXIC INFLUENCE

Taking action to make social media a more positive place

OFFER
COMMUNICATIONS, TECHNOLOGY

AGENCY
OGILVY, UK

CLIENT
DOVE (UNILEVER)

Two in every three girls spend more than an hour a day on social media – more time than they spend with their friends.[1] The harmful beauty trends, hacks and products they are exposed to are increasingly linked to a rise in depression and teen suicide.

The algorithms that feed young girls toxic beauty advice show parents completely different content on the same platforms. As part of Dove's Self-Esteem Project, Ogilvy was tasked with spotlighting the issue of toxic advice for parents who are unaware of what their daughters see online.

The creative idea was to use deepfake technology to put the words of toxic influencers – words heard every day by teenage girls – into the mouth of the one person they trust most in the world: their mother.

The agency tracked 50 toxic trends in real-time across multiple social platforms, building fake transcripts based on the most popular phrases of hundreds of toxic influencers. These words were then 'spoken' by deepfake versions of their mother in an eye-opening shareable film that rolled out across 18 markets – bringing the issue to light across the world and igniting millions of conversations between parents and their daughters.

99%
positive campaign sentiment

115.5m
organic views

3.1bn
earned impressions

Awards
2022 Cannes Gold Lion, Entertainment

[1] Dove Toxic Beauty Report, 2022


You wouldn't say that to your daughter.
But she still hears it online, every day.
The Dove Self-Esteem Project has developed tools so parents can help their girls detoxify their feeds.
Dove

BUSINESS HIGHLIGHTS

WPP is the creative transformation company. Our purpose is to build better futures for our people, planet, clients and communities, and we made strong progress towards our goals in 2022

BUILDING BETTER FUTURES FOR OUR PEOPLE

Investing in our people's futures

115,000
people employed in over 100 countries across the globe
(2021: 109,000)

40%
women in executive leadership roles[1]
(2021: 39%)

33,000+
technology partner accreditations and certifications awarded to our people
(2021: 30,000+)

BUILDING BETTER FUTURES FOR OUR PLANET

Including our industry-leading commitment to reduce carbon emissions from our own operations to net zero by 2025, and across our supply chain by 2030

0.22 tCO$_2$e
carbon emissions per person[2] from direct operations (Scope 1 and 2)
(2021: 0.32 tCO$_2$e)

83%
electricity purchased from renewable sources
(2021: 74%)

A-
CDP scorecard, ranking WPP highly on climate change
(2021: A-)

BUILDING BETTER FUTURES FOR OUR CLIENTS

Delivering transformational results for our clients

307
of the Fortune Global 500 are WPP clients, reflecting demand for our services among the world's leading companies



Creative Company of the Year, 2022 (second year in a row)

$5.9bn
net new billings[3]
(2021: $8.7bn)

BUILDING BETTER FUTURES FOR OUR COMMUNITIES

Helping to bring about change for the better in society

Leader
in the Bloomberg Gender-Equality Index

100%
in the Human Rights Campaign Foundation Corporate Equality Index for LGBTQ+ communities
(2021: 100%)

$16.2m
committed to racial equity and inclusion programmes since 2020 as part of our commitment to invest $30m over three years[4]

KEY

⬙ These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 Full-time equivalent (FTE) employee
3 Billings as defined in the Glossary on page 232
4 Figure excludes 2022 investments

FINANCIAL HIGHLIGHTS

Over the course of 2022 we were able to grow our business, improve profitability, maintain a strong balance sheet and reward shareholders

CONTINUED STRONG REVENUE GROWTH

We are on track to achieve our goal of 3-4% growth in revenue less pass-through costs over the medium term

£14.4bn
revenue
(2021: £12.8bn)

£11.8bn
revenue less pass-through costs
(2021: £10.4bn)



REVENUE LESS PASS-THROUGH COSTS GROWTH[1]
%

2022	**+6.9**
2021	+12.1
2020	-8.2

IMPROVING PROFITABILITY

We are on track to meet our goal of headline 15.5-16.0% operating margin over the medium term

14.8%
headline operating margin[2]
(2021: 14.4%)

£375m
transformation programme gross savings since 2019
(2021: £245m)



HEADLINE OPERATING MARGIN[2]
%

2022	**14.8**
2021	14.4
2020	12.9

MAINTAINING LOW LEVELS OF NET DEBT

We remain in line with our leverage target of 1.5-1.7x average adjusted net debt/headline EBITDA[3]

£2.5bn
adjusted net debt at year end
(2021: £0.9bn)

1.5x
ratio of adjusted net debt to headline EBITDA
(2021: 0.9x)



AVERAGE ADJUSTED NET DEBT/HEADLINE EBITDA
(x)

2022	**1.5**
2021	0.9
2020	1.6

REWARDING SHAREHOLDERS

Our dividends per share grew 26% over the last year and represent 40% of our headline EPS, which is in line with our target pay-out policy. We also bought back some of our shares to provide additional value to shareholders

39.4p
dividends per share
(2021: 31.2p)

£807m
returned to shareholders through share buybacks
(2021: £729m)



DIVIDENDS PER SHARE
(p)

2022	**39.4**
2021	31.2
2020	24.0

---

1 Like-for-like growth as defined in the Glossary on page 232
2 Headline operating profit of £1,742m, as a percentage of revenue less pass-through costs of £11,799m. Reported profit before tax was £1,160m (2021: £951m)
3 See definitions in the Glossary on page 232

CHIEF EXECUTIVE'S STATEMENT



It was a year of strong demand for our services and strong growth for WPP and our agencies

Investing in communications, customer experience, commerce, data and technology remained a priority for our clients in 2022.

As a result, it was a year of strong demand for our services and strong growth for WPP and our agencies – despite global economic turbulence and uncertainty.

Some might see this growth as counterintuitive given the economic situation. However, the marketing world is fast-changing and increasingly complex, with new platforms like TikTok emerging, and existing platforms like Netflix taking advertising for the first time. Clients need modern, trusted partners such as WPP to help them navigate this new landscape.

Leading companies turn to us not just for support in building their brands and selling their products, but also in understanding and leveraging their data, harnessing the potential of new technologies like AI, and transforming their businesses for the future.

Our performance in 2022 reflected the success of our own transformation, as we saw like-for-like organic growth across all our major creative, media, public relations and specialist agencies.

Since 2019 our like-for-like revenue less pass-through costs has grown by 10%, headline operating profit is 15% higher and headline EPS is up 26%. Our adjusted net debt has been reduced to sustainable levels, while over £3.4 billion has been returned to shareholders.

The reshaping of our Company over the last four years means we now provide every service required for success in contemporary marketing, fully integrated and at a global scale.

Our future-facing offer demonstrated its power as we won net new billings of $5.9 billion in 2022, including new assignments with a range of major brands from Audible, Danone and SC Johnson to Nationwide and Verizon. We grew relationships with existing clients and our unprecedented global partnership with The Coca-Cola Company continued to expand.

EXTRAORDINARY WORK
The quality of our work and the talent of our people were recognised not only by our clients, but by the industry as a whole. At the Cannes Lions Festival WPP was named Creative Company of the Year for the second year running while Ogilvy was recognised as Network of the Year, an award it last won in 2016.

Our agencies were responsible for some of the most innovative and impactful work of 2022. As with so much of what we do today, that work often challenged traditional expectations of our industry's output and services.



IN 2022 WE CONTINUED TO INVEST IN ATTRACTING, ENGAGING AND DEVELOPING THE BEST IN OUR INDUSTRY"

Mark Read
Chief Executive Officer

EssenceMediacom, as part of our WPP Open X team for The Coca-Cola Company, launched a global music platform for Sprite which included livestreaming festivals to nearly 10 million people.

Ogilvy helped Sainsbury's launch the SmartShop app, which enables customers to shop, scan and checkout autonomously.

To mark Nike's 50th anniversary AKQA used machine learning to stage a virtual showdown between the Serena Williams who won her first Grand Slam in 1999, and the Serena who won her last in 2017.

Wunderman Thompson built an AI system for global paint manufacturer Sherwin-Williams that allowed customers to produce unique colour palettes based on the spoken word.

AI was also at the heart of a collaboration between Microsoft and WPP for Haleon (with Grey leading the creative execution) that helps blind and low-vision people access information on healthcare packaging.

VMLY&R, Hill+Knowlton Strategies and Makerhouse helped Ford to tackle homophobia by giving the new Raptor a 'very gay' digital paint job, while the brilliant Reality Flag campaign (also from VMLY&R, plus BCW, Wavemaker and Hogarth) highlighted the freedoms denied to LGBTQ+ people in 29 American states.

Mindshare created the first sustainability-led, ad-funded programme in the UK to raise awareness of the scale of food waste, for Unilever brand Hellmann's.

And FGS Global helped Bayer inspire action to address the global water crisis through integrated stakeholder engagement, media relations and digital campaigning.

There are more examples of our agencies' genre-defying work throughout this report.

EXCEPTIONAL TALENT
The exceptionally talented people behind this work are what sets us apart, and in 2022 we continued to invest in attracting, engaging and developing the best in our industry. Our Company is made up of the world's best media planners and buyers, creatives, strategists, data scientists, technologists, public relations professionals, designers, client leaders and more. The diversity of this talent and their ability to co-operate to produce ideas is why clients come to us.

In a rapidly changing industry, ongoing personal development is critical, and in September we launched the WPP Future Readiness Academies, our first global learning programme to help everyone in the Company develop the skills and knowledge needed to thrive in today's technology-driven world.

We know that an inclusive culture attracts the best people and allows creativity to blossom. This year we were named in the Bloomberg Gender-Equality Index for the fifth consecutive year. We received a top score in the Human Rights Campaign's Corporate Equality Index, and were featured among the best places to work for LGBTQ+ equality for the second time.

We also know that diversity is most lacking at the most senior levels of our industry. The proportion of our executive leaders across the Company who are women was 40%⊚ in 2022 (2021: 39%), and within this the proportion of women on the Executive Committee grew from 35% to 40%. In the FTSE Women Leaders Review we climbed from ninth to sixth in the FTSE 100.

In the United States, our largest market, the proportion of our senior and executive managers who are non-white has risen from 14% in 2019 to 22% in 2022.

⊚ These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report



JEREMY BULLMORE

We started 2023 with the sad news that our dear friend and colleague Jeremy Bullmore had passed away, aged 93.

Jeremy was one of the most admired and cherished people in our industry. He began his career at J. Walter Thompson London in 1954 as a copywriter and left in 1987 as chairman, before serving on the Board of WPP and in other roles with us for another 30-plus years.

He not only helped to launch countless brands and careers, he also elevated the business of advertising as a whole with his insight, forensic analysis and always-original commentary.

No time spent with Jeremy was ever wasted. Whenever you went to see him in his office, he would make you think, make you laugh, and make you challenge whatever assumption you had gone in with.

When *Campaign* magazine described him as "adland's greatest philosopher", it was no exaggeration. He was without question among the most influential figures in modern advertising, and his passing is a loss to the entire industry. We will miss him terribly.

 **Read the best of Jeremy's work at: www.bestofbullmore.com**

FUTURE-FACING CAPABILITIES

During 2022 we enhanced our capabilities through a number of acquisitions that expanded our offer in experience, commerce and technology, and built our presence in strategically important regions.

These included influencer marketing agency Village Marketing in North America; Latin American ecommerce agency Corebiz; Bower House Digital, a leading marketing technology services provider in Australia; Montreal-based commerce specialist Diff; and New York digital transformation agency Fēnom Digital.

We also invested organically to support long-term growth opportunities, integrate and accelerate our data capabilities, embed AI into our workflows and drive innovation.

As the examples I shared earlier demonstrate, WPP agencies are at the forefront of pairing human creativity with the growing suite of generative AI tools to produce new content, experiences and campaigns for our clients – all with greater efficiency and speed.

Choreograph, our data company, continued to develop its products and services while delivering innovative work for clients including Ford, Unilever and Bayer. Since its inception in 2021 it has played a central role in client growth and retention, as well as assignment wins including The Coca-Cola Company and Verizon.

In 2022 we launched GroupM Nexus as the performance engine for our media agencies. This brought together 9,000 practitioners in addressable TV, AI, retail media and commerce, programmatic, search and social – a depth and breadth of expertise in digital channels and platforms unrivalled in our industry.

To meet client demand for more integrated solutions and to continue to simplify our own organisation, we announced the creation of EssenceMediacom, which combines Essence's skills in performance, data, analytics and creative technology with MediaCom's multichannel audience planning and strategic media expertise.

Following the merger of Finsbury Glover Hering and Sard Verbinnen at the end of 2021, the combined FGS Global business had a very strong 2022, ending the year at the top of the *Mergermarket* M&A tables.

Our industry-leading strategic partnerships with established and emerging technology companies enable us to build our own expertise, gain unique insights and develop differentiated services for clients.

During the year we launched new partnerships with Epic Games, the company behind Fortnite, and with Instacart, the leading online grocery platform in North America. Early in 2023 we announced partnerships with payments solutions vendor Stripe, and with BigCommerce, a leading ecommerce platform.

These partnerships strengthen our existing leadership position in key growth areas such as digital commerce. Today we have over 13,500 commerce specialists within WPP, and we manage more than $40 billion of GMV (gross merchandise value) for clients.

BEYOND BUSINESS

WPP's purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. You can find detailed information in our Sustainability Report on our progress in each area, but I wanted to highlight some of the ways in which our people and agencies made a difference in 2022.

It was a year in which devastating events in many parts of the world directly impacted our people, their families and their communities – from the war in Ukraine and the terrible flooding in Pakistan to ongoing racially motivated discrimination and violence in the United States and beyond. This year, of course, has brought the horrific aftermath of the earthquakes in Turkey and Syria.

At WPP we try, whenever we can, to match words with actions. In addition to direct support for our people in Ukraine we formed a partnership with UNHCR, the UN's refugee agency, and launched an employee match-funding campaign that raised $1.34 million. We have run similar campaigns with UNHCR for the relief efforts in Pakistan, Turkey and Syria.

We were the first in our industry to announce our exit from Russia, and we supported the Ukrainian government through a pro bono initiative to encourage inward investment and help revitalise the country's economy.

As the three-year anniversary of the killing of George Floyd approaches, one of the cornerstones of WPP's response, our Racial Equity Programme, is delivering material outcomes in communities across the world.

The programme funded a number of initiatives in 2022. The Detroit Experience Studio offered a free, 10-week immersive experience for Black and Brown young people to explore creative careers; Health4Equity's work included campaigns to empower Black mothers and mothers-to-be and to drive early prostate cancer screening for Black men; and RGBlack helped to mitigate the impacts of coded bias in AI-powered tools to create more equitable work. More details of these and other projects can be found in our Sustainability Report.

The need to tackle climate change becomes ever more urgent. Following our industry-leading commitment in 2021 to reach net zero across our value chain by 2030, GroupM last year launched a global framework for media decarbonisation, with the support of a coalition of leading clients. Hogarth is addressing the same challenge in production.

Our agencies have long been required to follow rigorous standards of truthfulness, fairness and accuracy in their work for clients and the responsibility to meet those standards – in a world where disinformation is rife – has never been more important than it is today.

In 2022 we launched a Green Claims Guide, informed by guidance from regulators such as the UK Competition & Markets Authority and US Federal Trade Commission, and underpinned by legal compliance advice. The guide is designed to help our people make honest, material environmental claims on behalf of clients and to avoid content that could be misleading in any way.

To bring greater structure to decision-making at an operational level, and in line with our commitment to acting ethically in all aspects of our business, we established a revised Assignment Acceptance Policy and Framework to help our agencies review new client work. The framework looks at all sectors but we have developed a specific set of principles for working with and assessing new assignments from energy clients, given their central role in the energy transition (see page 31 of the 2022 Sustainability Report).

MAKING SPACE FOR OUR PEOPLE

Many of the events of 2022, as the world emerged from the pandemic, placed significant strain on our people and their wellbeing. While they responded with immense professionalism, resilience and dedication to their colleagues and clients, it was important that we did all we could to support them.

We continued to expand our Mental Health Allies programme with roll-outs in the United States and Singapore, following its successful pilot in the UK. We now have more than 550 trained Allies across our agencies whose role is to encourage open conversations about mental health in the workplace and to guide colleagues to help and resources. We plan to extend the programme into India and Brazil in 2023.

We also launched an initiative called Making Space, beginning with a global, Company-wide two-day additional holiday to give everyone the chance to refresh and recharge. The initiative will continue through a range of programmes and events designed to ensure our people have the space to look after their physical, mental and emotional wellbeing.

In closing, I would like to thank my leadership team for their tremendous contribution to our success, not least our Chief Financial Officer John Rogers as he moves on to seek new challenges. I have appreciated his partnership during the last three years and wish him all the best in his future endeavours.

Our people are the reason I have such confidence in the future of WPP. Their skills and talent are what make us tick, and their curiosity and optimism are what keep us at the forefront of change in our industry. Technology and complexity were once seen as a threat to companies like WPP; today they make our services crucial for clients as they reinvent their own businesses.

WPP's performance ultimately relies on the collective passion, creativity and commitment of our people, and the trust our clients place in us as a result. As ever, I am very grateful to each and every one of them.

Mark Read
Chief Executive Officer
23 March 2023







NEVER DONE EVOLVING

There's only one Serena Williams. But what if there were two?

OFFER
TECHNOLOGY, EXPERIENCE

AGENCY
AKQA

CLIENT
NIKE

Even as winner of the most Grand Slam titles in tennis history, Serena Williams always finds new ways to shatter expectations. In celebration of its 50th anniversary, Nike wanted to showcase the power of her game and how it has evolved over time.

Harnessing advanced AI, Nike and AKQA created a match between 1999 Serena, when she won her first Grand Slam title, and the Serena who won the 2017 Australian Open. Machine learning modelled each era's playing style: decision-making, shot selection, reaction time, recovery and agility, based on archive footage. Models were brought to life by re-rendering them into an entirely new scene and having them appear to be playing and responding to each other.

The remarkable result was seeing both Serenas play each other for 130,000 games and 5,000 matches, enough to stream for an entire year if played back-to-back. The simulated games aren't just a chance to look back at historic accomplishments; they exhibit Serena's decade-after-decade determination to never stop evolving.

1.7m
YouTube viewers watched the grand final



KEY EVENTS OF THE YEAR

Investment in talent and new capabilities helped us attract new business and win recognition in 2022[1]



JANUARY
- WPP appoints Rose Herceg as President in Australia and New Zealand



FEBRUARY
- WPP acquires influencer marketing agency Village Marketing
- WPP and Instacart partnership announced
- Dyson appoints Mindshare China as its media agency



APRIL
- WPP appoints Kyoko Matsushita as Chief Executive Officer in Japan
- MediaCom wins digital Sky remit in the UK





JUNE
- WPP wins industry's Most Creative Company at Cannes Lions Festival
- Ogilvy named Network of the Year and LATAM Regional Network of the Year

JANUARY
- WPP recognised in Bloomberg Gender-Equality Index
- WPP named among best places to work for LGBTQ+ equality by the Human Rights Campaign Foundation

MARCH
- WPP leads WARC rankings of marketing excellence

WARC

- WPP discontinues operations in Russia

MAY
- Wavemaker wins Amazon's Audible global media account



- Ogilvy appointed Audi's new creative agency of record

- WPP and Epic Games partner to accelerate innovation for clients in the metaverse



JUNE
- WPP appoints Michael Houston as President of its United States business

- WPP announces acquisition of marketing technology leader Bower House Digital

BOWER HOUSE DIGITAL.

- Danone consolidates its global media account with Wavemaker

1   Timeline includes events announced in 2022



THE SCALE OF THE ISSUE & WPP DECARBONISATION GOALS
55%
98.3%
7.3bn

JULY
- GroupM introduces global framework for media decarbonisation
- WPP acquires leading ecommerce agency Corebiz



corebiz.

WPP
A LEADER IN THE FORRESTER WAVE™:
GLOBAL MARKETING SERVICES Q3 2022

AUGUST
- WPP named a Leader among Global Marketing Service Providers by Forrester



PASSPORT

OCTOBER
- WPP acquires branding agency Passport Brand Design



- WPP appoints Juan Pedro Moreno as President of its Spanish business



diff

DECEMBER
- WPP acquires Diff, a leading commerce agency in Canada
- Ogilvy named lead agency for Verizon's B2B business



verizon Ogilvy

JULY
- WPP creates Design Bridge and Partners



- WPP launches Making Space wellbeing initiative



MAKING SPACE

- The *Financial Times* consolidates all its media planning and buying with Essence

SEPTEMBER
- Devika Bulchandani becomes CEO of Ogilvy and joins WPP Executive Committee



- Karen Blackett OBE appointed President of WPP in the UK



- WPP acquires ecommerce consultancy Newcraft

NEWCRAFT



- WPP acquires leading communications agency JeffreyGroup

NOVEMBER
- WPP announces appointment of new CFO, Joanne Wilson



- Frank-Michael Schmidt appointed President of WPP in Germany



- SC Johnson consolidates global creative account with Ogilvy and VMLY&R Commerce

DECEMBER
- WPP maintains CDP A- ESG rating
- GroupM publishes *This Year Next Year* global end-of-year advertising forecasts



THIS YEAR
NEXT YEAR
2022
GLOBAL
END-OF-YEAR
FORECAST

- WPP acquires Fēnom Digital, a fast-growing digital transformation agency

OUR BUSINESS MODEL

WPP is the creative transformation company

OUR OFFER

Our offer to clients covers four areas that are critical to modern marketing: communications, experience, commerce and technology

COMMUNICATIONS

We create powerful ideas based on deep insights to connect brands with audiences at the right moment and in the right channels. This includes paid advertising campaigns and public relations

EXPERIENCE

We bring brands to life through engaging, unexpected and interactive experiences. This includes customer-facing platforms, such as websites, applications and stores, as well as broader touchpoints like product design and packaging

COMMERCE

We help our clients sell wherever and however their consumers want to buy. We advise on, build, run and activate ecommerce and physical channels, from direct-to-consumer websites and stores to marketplaces and social commerce

TECHNOLOGY

We build and optimise technology and data solutions to fit our clients' needs. Services include enterprise systems work – architecture design, systems implementation, managed services and data analytics – and platforms such as CRM, content and experience management, and data management

To support our future growth, during 2022 we invested in new strategic acquisitions and partnerships – and in our existing operations – to further modernise our offer, strengthen the capabilities of our agencies and serve clients in new and better ways[1]

(A) Village

Village Marketing, an industry leader in influencer marketing and creator economy partnerships in North America

(P) WPP | EPIC GAMES

A partnership with Epic Games, the interactive entertainment company, to help WPP agencies deliver a new era of digital experiences for brands in the metaverse

(A) corebiz.

Corebiz, a Latin American ecommerce agency specialising in VTEX, one of the largest enterprise digital commerce platforms in the region

(M) groupm nexus

Finecast, Xaxis and GroupM Services combined to form GroupM Nexus, the world's leading media performance organisation

(A) JeffreyGroup a Hill+Knowlton company

JeffreyGroup, one of the most respected independent corporate communications, public affairs and marketing firms in Latin America

(M) Design bridge and partners

The merger of Design Bridge and Superunion to create a single, world-leading design company, Design Bridge and Partners

(A) NEWCRAFT

Newcraft, a data-first European ecommerce consultancy based in the Netherlands

(A) BOWER HOUSE DIGITAL.

Bower House Digital, a marketing technology services agency based in Australia

(A) PASSPORT

Passport, a leading brand design agency based in California

(A) diff

Diff, a commerce agency based in Canada, providing tailor-made commerce solutions

(A) FENOM DIGITAL

Fēnom Digital, one of the fastest-growing digital transformation agencies in North America

(P) WPP | instacart

A partnership with Instacart in North America, offering advertising solutions and measurement tools for CPG brands

KEY   **(A)** Acquisition   **(P)** Partnership   **(M)** Merger

[1] In 2022, Village Marketing, Newcraft, Diff, and Fēnom Digital joined Wunderman Thompson; Corebiz and Passport Brand Design joined VMLY&R; Bower House Digital joined Ogilvy; and JeffreyGroup joined Hill+Knowlton Strategies

OUR CAPABILITIES

Our success depends on strong talent across all marketing disciplines, dynamic client relationships, the scale and breadth of our offer, and our data and technology skills

THE TALENT OF OUR PEOPLE

– Strong creative reputation reflected by industry awards including Cannes Lions, WARC and many others
– Excellence in media planning and buying
– Continuing to attract top talent to WPP and our agencies
– Deep understanding of culture, consumers and brands

115,000
people

OUR RELATIONSHIPS WITH THE WORLD'S MOST SUCCESSFUL COMPANIES

– Strong and enduring CEO, CMO and CIO relationships
– Global Client Leaders, providing easy access to the breadth and depth of WPP's offer
– Unique partnerships with leading technology companies, providing us with preferential access to training, new product development and joint go-to-market programmes

307
of the Fortune Global 500, 60 of the FTSE 100, and all 30 of the Dow Jones 30 are our clients

HOME TO MANY OF THE INDUSTRY'S MOST POWERFUL AND RESPECTED AGENCY BRANDS

– The number one global media buying organisation, GroupM, and its industry-leading agencies
– Iconic creative brands: including AKQA, Ogilvy, VMLY&R and Wunderman Thompson
– Leading public relations agencies, such as BCW, Hill+Knowlton Strategies and FGS Global
– Integrated agency model, combined with global reach and scale

$5.9bn
of net new billings in 2022[1]

THE TECHNOLOGY AND DATA SKILLS AND PLATFORMS TO DELIVER MODERN MARKETING SOLUTIONS

– Capability in modern marketing areas of commerce, experience, data and technology, as well as traditional communications
– Deep innovation capabilities: including WPP Open, our common data and technology platform; GroupM Nexus, our media performance organisation; and Choreograph, our data company

13,500+
people delivering commerce services globally

1 Billings as defined in the Glossary on page 232

OUR AGENCIES

We provide services to clients through integrated creative agencies, media agencies, public relations agencies and specialist agencies[1]

GLOBAL INTEGRATED AGENCIES

Our creative services include advertising, marketing and brand strategies and campaigns across all media. We are increasing our share in targeted fast-growth areas including digital communications, healthcare, ecommerce, experience, marketing technology and production

Our media offer includes the full range of media planning and buying services, delivered primarily through GroupM, the world's leading media investment company, and its agencies. Targeted growth segments are digital media (search, social and programmatic), new business models such as GroupM Nexus, and data and technology

+WUNDERMAN THOMPSON
👤 **17,000**

Ogilvy
👤 **15,000**

VMLY&R
👤 **13,000**

AKQA
👤 **6,000[2]**

HOGARTH
👤 **5,000**

groupm
👤 **42,000**
(including the GroupM agencies below)[3]

MINDSHARE
👤 **10,000**

Wavemaker
👤 **7,000**

essencemediacom
👤 **10,000[4]**

mSix & Partners
👤 **500**

PUBLIC RELATIONS AGENCIES

Our PR firms help clients communicate with their stakeholders, from consumers and investors to governments and NGOs. Purpose, reputation, sustainability and digital and social media are key growth areas

bcw
👤 **4,000**

H+K Hill+Knowlton Strategies
👤 **3,000**

fgs global
👤 **1,000**

SPECIALIST AGENCIES

Our specialist agencies provide services by region or type. Brand experience and identity and specialist, targeted services are the principal growth segments

Design bridge and partners
👤 **850[5]**

LANDOR & FITCH
👤 **1,000**

CMI MEDIA GROUP
👤 **1,000**

[1] These agencies represent 95% of WPP's revenue less pass-through costs and employees
[2] Includes employees in AKQA and Grey
[3] Includes employees in GroupM and its agencies: Mindshare, EssenceMediacom, Wavemaker, M/Six, and other smaller agencies not listed here
[4] In January 2023 the GroupM agencies Essence and MediaCom merged to form EssenceMediacom
[5] In January 2023 Superunion and Design Bridge merged to form Design Bridge and Partners

KEY

👤 Employees

OUR OPERATING MODEL

We meet our clients' needs through collaboration on a global scale. This drives our revenue while keeping costs down, funding further investment for the benefit of our agencies, clients, people and shareholders



WPP

The core WPP team supports our agencies and the work they do for our clients. It develops and executes the strategy of the Company, allocates capital to best meet client needs and drive our growth, and provides a range of support functions in areas such as finance, people, legal and compliance, strategy, communications, marketing and growth, operations, sustainability and technology

AGENCIES

Our agencies provide a broad range of marketing communications services. Our segments are: global integrated agencies, covering media planning and buying and creative agencies, which represent 82% of revenue less pass-through costs; public relations agencies, which account for 10%; and specialist agencies, representing 8%

ⓘ **Read more on page 16**

CLIENTS

The work we do for clients helps them market their brands, services and products across a range of digital and traditional media channels. We assign Global Client Leaders to many of our clients to ensure they have easy access to the breadth and depth of WPP. Our client portfolio is highly diversified and covers every business sector. Our top 30 clients account for 30% of revenue less pass-through costs

REVENUE

Revenues are principally derived from fixed-fee contracts, retainer agreements and commissions on media placements. Some engagements include performance incentives linking revenue to quantitative and qualitative goals. Our revenues tend to vary with the economic environment and client demand, but our broad geographic reach, diverse client base and increased focus on high-growth areas of experience, commerce and technology are driving greater resilience in our business

COSTS

Most of our costs are variable in nature. 65% of our total headline costs are staff costs; 21% are pass-through costs; 10% are general and administrative costs; and 4% are establishment costs.[1] Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. Pass-through costs are predominantly media and data collection costs

PROFIT AND CASH

Our profit and cash generation has historically been strong and we expect this to continue, supported by our goal of annual gross cost savings of around £600 million by 2025. This in turn will enable us to continue to invest in our people, technology infrastructure, campuses and standardised systems for our people and clients. We intend to grow the dividend annually and to pay out approximately 40% of headline earnings per share

REINVESTMENT
PEOPLE
CAPABILITIES
PLATFORMS

DIVIDENDS

ACQUISITIONS

1   Total headline costs comprise costs of services and general and administrative costs excluding losses/(gains) on disposal of investments and subsidiaries, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property-related costs, gains on remeasurement of equity interests arising from a change in scope of ownership and litigation settlement

WHERE WE ARE
COUNTRIES

WPP companies operate in more than 100 countries, providing unrivalled global reach and scale

REVENUE BY REGION (2022)



- ○ North America **38%**
- ○ United Kingdom **14%**
- ○ Western Continental Europe **20%**
- ● ROW (AP, LA, AME, CEE) **28%**

NORTH AMERICA

PEOPLE	REVENUE
24,000	£5.5bn

UNITED KINGDOM

PEOPLE	REVENUE
13,000	£2.0bn

WESTERN CONTINENTAL EUROPE

PEOPLE	REVENUE
23,000	£2.9bn

CENTRAL & EASTERN EUROPE (CEE)

PEOPLE	REVENUE
4,000	£0.2bn



Our 20 largest markets[1]

- USA
- UK
- Germany
- Greater China[2]
- India
- Australia
- Brazil
- Canada
- France
- Italy
- Spain
- Singapore
- Netherlands
- Denmark
- Dubai
- South Africa
- Belgium
- Mexico
- Japan
- Poland

LATIN AMERICA (LA)

PEOPLE	REVENUE
15,000	£0.7bn

AFRICA & MIDDLE EAST (AME)

PEOPLE	REVENUE
5,000	£0.4bn

ASIA PACIFIC (AP)

PEOPLE	REVENUE
31,000	£2.7bn

[1] Rank: revenue less pass-through costs
[2] Including Hong Kong and Taiwan

WHERE WE ARE
CAMPUSES

Campuses put into practice our commitment to support people, planet, clients and communities. They are also key to our transformation programme, unlocking considerable savings through the consolidation of less efficient buildings.

WPP campuses bring our agencies together in one inspiring, collaborative workspace. They are designed to encourage flexible and hybrid working, and to give clients access to the breadth and depth of WPP talent in one location.

Every campus is built to the highest sustainability standards. Our Düsseldorf Campus provides 34,000 square metres of working space plus 3,700 square metres of green space, and is powered by 100% renewable electricity. It even has its own beehives to supply WPP honey. As with every WPP campus across the world, its policy is not to provide single-use plastic items.

In 2022 we added five new campuses: Brussels, Düsseldorf, Santiago, Tokyo and Toronto. In January 2023 we opened a new campus in Guangzhou, China, taking the total to 37, accommodating around half our people. We plan to open additional campuses including Atlanta, Paris and Manchester later in 2023.

We remain on track to achieve our goal to deliver a global network of at least 65 campus buildings, accommodating 85,000 people, by 2025, eventually replacing all our smaller offices across the globe and reducing our overall need for space by 15-20%.



Our new Toronto Campus brings together 2,000 people from different WPP agencies



BRINGING OUR PEOPLE TOGETHER IN CAMPUSES ALLOWS US TO BE MORE SUSTAINABLE, MORE CREATIVE AND MORE COLLABORATIVE. THAT DRIVES BETTER RESULTS FOR OUR CLIENTS"

Jennifer Remling
Chief People Officer, WPP

65+
campuses to be completed by 2025

37
campuses opened to date

Amsterdam	Guangzhou	Madrid	San Francisco
Beijing	Gurugram	Mexico City	Santiago
Bogota	Hamburg	Milan	Shanghai
Brisbane	Helsinki	Montevideo	Singapore
Brussels	Hong Kong	Mumbai	Tokyo
Bucharest	Jakarta	NYC 200 5th	Toronto
Chicago	Kansas City	NYC 3CC	Warsaw
Detroit	Lisbon	NYC 3WTC	
Düsseldorf	London Rose Court	Prague	
Frankfurt	London Sea Containers	Rome	

FORD: VERY GAY RAPTOR

Redefining tough to drive out discrimination

OFFER
COMMUNICATIONS

AGENCY
HILL+KNOWLTON STRATEGIES, MAKERHOUSE, VMLY&R

CLIENT
FORD EUROPE

In summer 2021, Ford Europe celebrated the 25th anniversary of Ford Pride, its LGBTQIA+ Employee Resource Group. At the same time, Ford launched its new Ranger Raptor utility truck. So when a homophobic comment from a Ford fan describing its latest 'badass truck' as 'very gay' was spotted on Ford's YouTube channel, Ford couldn't let it go unchecked.

Instead of recommending a 'typical' brand response, Ford, in consultation with Ford Pride members and WPP, decided not only to call out the comment, but to use it as a way to show its support to its LGBTQIA+ employees and customers – by re-editing the online film to give the Ranger Raptor a new digital rainbow paint job, and reposting it across Ford's social channels. "Very Gay was a compliment, right?"

The response was phenomenal but mixed – with some threatening to boycott the brand but others calling for Ford to make the Very Gay Raptor real. Ford created a one-of-a-kind Very Gay Raptor to act as a symbol of LGBTQIA+ allyship, a core pillar of its company values, which was proudly unveiled at the Christopher Street Day Pride parade in Cologne.

#VeryGayRaptor became Ford Europe's most successful organic social media post ever and ignited a mission to redefine tough and drive out discrimination.

92%
positive-neutral social sentiment

96m
media reach

10.6m
social media impressions

Awards
12 industry awards including Cannes Lions Gold for Media (Automotive)







well... thats a cool car! - But that blue color is very Gay!! Hey Ford! Paint it in BlackNGold or camo!
REPLY
Ford News Europe
You asked #Ford to make the #VeryGayRaptor a reality... and we heard you.
Our real life version made its debut at Cologne Pride last week in all its rainbow-adorned glory.
@Ford_de #FordRangerRaptor #ColognePride







STAKEHOLDER ENGAGEMENT

We rely on active engagement with our stakeholders to drive a healthy business

We engage with openness, optimism and a commitment to extraordinary work

For more on how the Board engages with our stakeholders, please see pages 109 to 111.[1] And to find out how we engage on sustainability, please see the 2022 Sustainability Report



SHAREHOLDERS

Our shareholders provide the capital to invest in the business and support the valuation and liquidity of WPP shares. Shareholders benefit from the Board acting in the best interests of the Company and investing for long-term value generation



CLIENTS, PARTNERS AND SUPPLIERS

The work we do for clients provides our revenue and helps them to grow their businesses, build relationships with their customers, and ready themselves for future success

We have global partnerships with 28 leading technology companies

Our suppliers range from small businesses to the world's largest technology partners. They provide us with the products and services we need to meet our clients' needs



GOVERNMENTS AND REGULATORS

Governments receive the tax contributions we make to public finances, enabling them to invest in public services

Governments and regulators determine the policy frameworks that affect us and our stakeholders



PEOPLE

We depend on the talent, creativity and technology skills of our people. And we want our employees to embrace our purpose, culture and values. In return, our people receive salaries, pension contributions, employee benefits, career development and training



THE PLANET

We are committed to responsible and sustainable business practices. We take steps to optimise our own environmental impact, but recognise that our greatest contribution is through our work with clients, which can shift attitudes and change behaviours to build a sustainable future and a more inclusive society



COMMUNITIES

We can help boost the impact of charities and non-governmental organisations by providing marketing and creative services, often on a pro bono basis, enabling them to raise awareness and funds, recruit members, and achieve campaign objectives. We believe, as do many of our stakeholders, that acting responsibly is both the right thing to do and in our long-term interests

[1] As a Jersey incorporated company, WPP is not subject to UK legislation. However, as a matter of good governance and in order to comply with the provisions of the 2018 UK Corporate Governance Code, the Board considers the matters described in Section 172 of the Companies Act 2006 in its decision-making

HOW WE ENGAGE WITH STAKEHOLDERS	HOW WE REACT TO STAKEHOLDERS
SHAREHOLDERS – We have an extensive investor relations programme, comprising quarterly results presentations, investor days, the AGM, investor and analyst meetings, webcasts and ongoing email exchanges – We disclose relevant information to shareholders through our Annual Report, quarterly financial statements and Regulatory News Service announcements	– We continued our series of webinars in 2022, providing investors and analysts with deeper insight into individual agencies, products and services within WPP – The 2022 AGM was live-streamed via a webcast hosted by the Chairman and Chief Executive, enabling shareholders to participate remotely, if they chose – In 2022, total cash to shareholders through dividends and share buybacks exceeded £1.1 billion (2021: £1.0 billion)
CLIENTS, PARTNERS AND SUPPLIERS – We engage with our major clients through our central team of Global Client Leaders, our agency CEOs, and their teams – Our people regularly engage with suppliers and key technology partners in joint product development, skills development and joint go-to-market programmes – We evaluate potential suppliers on a variety of factors, including workforce diversity, carbon reduction and human rights	– Our technology partnership with Epic Games resulted in more than 4,700 colleagues being trained in the bespoke Metaverse Academy, the first partnership and training programme of its kind – We established a revised Assignment Acceptance Policy and Framework to help our agencies review new client work. See page 77 for details – We aim to support our clients in delivering lasting positive impact through their brands. Against this background we were pleased to achieve a Likelihood to Recommend score for Diversity, Equity and Inclusion of 8.2 out of 10 from our clients in 2022
GOVERNMENTS AND REGULATORS – We participate in company and industry meetings with governments and regulators to ensure policies are developed taking into account the interests of our clients and the industry – Our public affairs agencies engage in public policy activity on behalf of clients, including direct lobbying of public officials and influencing public opinion	– In 2022, we contributed £1.5 billion in taxes to public finances (2021: £1.4 billion) – We participated in consultations associated with ESG disclosure requirements and regulation, and supported efforts to increase ESG standardisation and alignment
PEOPLE – We regularly survey our staff about their experiences at work – We have extensive internal communications programmes and platforms to keep staff informed, including a regular series of CEO virtual townhalls with our people – Employees' development needs are assessed during formal appraisal processes	– To help us better support our people, we relaunched our all-staff survey in 2022, achieving our highest-ever engagement levels with 72,700 employees taking part. See page 36 for more details – We continue to link our DE&I goals to leaders' compensation and performance reviews – In 2022, we invested £31.3 million in learning and development opportunities for our people (2021: £29.7 million)
THE PLANET – We engage with corporate, government and NGO clients on issues ranging from climate action to Covid-19 and human rights during the development of their campaigns – We regularly meet with investors, rating agencies and benchmarking organisations on sustainability issues	– In 2022, GroupM created a client coalition of leading advertisers – collectively representing $10 billion in global advertising investment – with a shared commitment to accelerate the decarbonisation of the world's media supply chain – We launched a new Green Claims Guide, supported by training sessions, to help equip our people with principles and practical tips to make accurate, authentic and material environmental claims and avoid misleading claims
COMMUNITIES – We work closely with communities and NGO partners to increase our understanding, and amplify the impact, of their work – We encourage our people to volunteer their time – We contribute to early-career development through internships, apprenticeships and the WPP Foundation in India	– In June 2020, we committed to invest $30 million over three years in internal and external initiatives to advance racial equity. Since then, we have committed $16.2 million to inclusion programmes, excluding amounts invested in 2022 which we intend to report later in the year – To support those affected by events in Ukraine, we formed a partnership with UNHCR, including a staff match-funding appeal that raised $1.34 million, and ran similar campaigns for those impacted by floods in Pakistan and the earthquakes in Turkey and Syria – Our total social contribution in 2022 was £35.5 million (2021: £41.0 million)[1]

1 Including pro bono work for NGOs and charities; negotiating free media space on behalf of pro bono clients; and cash donations to charities

INVESTMENT CASE

We benefit from global scale, exposure to growth markets, a deep understanding of clients' needs, leading capabilities and a strong financial foundation

WPP delivered strong growth in 2022, reflecting the priority placed by our clients on investing in communications, customer experience, commerce, data and technology.

We are entering 2023 in a strong position, with a compelling client offer and good momentum from new business wins, and a robust balance sheet.

We remain confident in our ability to deliver our medium-term targets as a result of the actions we have taken to broaden and strengthen our services, to increase our exposure to attractive industry segments and to leverage our global scale.

FINANCIAL TARGETS AND PERFORMANCE

	Revenue less pass-through costs growth	Headline operating margin[1]	Average adjusted net debt/ EBITDA
2022 actual	6.9%	14.8%	1.46x
2023 targets	3-5%	around 15.0%[2]	1.5-1.75x
Medium-term targets	3-4%	15.5-16.0%	1.5-1.75x

ⓘ **Read more about our outlook and guidance on page 65**

[1] See Glossary on page 232 for definitions
[2] Excluding the impact of foreign exchange

---

1 UNRIVALLED GLOBAL REACH AND SCALE

2 ATTRACTIVE AND GROWING ADDRESSABLE MARKETS

3 DEEP CLIENT RELATIONSHIPS WITH LEADING GLOBAL BUSINESSES

4 STRENGTHS IN TECHNOLOGY AND DATA

5 A STRONG FINANCIAL POSITION

6 VALUE CREATION FROM STRATEGIC PLANS TO ACCELERATE GROWTH

UNRIVALLED GLOBAL REACH AND SCALE
– A global network of leading agencies, providing the broadest geographic reach
– Home to GroupM, the number one media buying operation worldwide, responsible for over $60 billion of global media billings
– Present in countries worldwide, providing deep in-market expertise

100+
countries in our global network

#1
home to GroupM, the leading global media investment company[1]

ATTRACTIVE AND GROWING ADDRESSABLE MARKETS
– Extended our offer in high-growth areas of experience, commerce and technology
– Repositioned traditional communications offer to faster-growth digital communications
– Well positioned to serve the faster-growth digital segments of retail media and connected TV
– Strong exposure to structurally faster-growth economies such as China, India and Brazil

8.4%
estimated growth in global digital advertising spend in 2022[2,3]

13.1%
estimated growth in global retail media advertising spend in 2022[2,3]

DEEP CLIENT RELATIONSHIPS WITH LEADING GLOBAL BUSINESSES
– Our clients are some of the world's largest companies, including over 300 of the Fortune Global 500
– Strong and enduring CEO, CMO and CIO relationships
– Global Client Leaders provide easy access to the breadth and depth of WPP for our largest clients

90%
of our top 50 clients work with five or more of our agencies

8.0
average client satisfaction score (out of 10)

SIGNIFICANT STRENGTHS IN TECHNOLOGY AND DATA
– Scaled global partnerships with 28 leading technology companies
– Deep specialisation in technical capabilities in advertising and marketing technology
– WPP Open, our common data and technology platform for sharing innovations across WPP and its strategic technology partners, agencies and clients
– GroupM Nexus, our media performance organisation, the industry leader in digital channels and platforms across search, social, programmatic, AI, cross-channel optimisation, and data-driven technologies and software
– Choreograph, our data company, ranked a Strong Performer in Customer Data Strategy and Activation Services by Forrester[4]

10,000+
data practitioners

8,000+
creative technologists

Leader
WPP is ranked a leader among global marketing services providers[5]

A STRONG FINANCIAL POSITION
– Broad-based revenue across a wide geographic footprint and diverse client portfolio, covering all business sectors, providing resilient revenue streams
– Predominantly variable cost structure, which protects profitability during a downturn
– Attractive margin, with scope to improve through our transformation programme
– Low ratio of net debt to EBITDA and over £4 billion of liquidity

14.8%
headline operating margin[6]

1.5x
average adjusted net debt/headline EBITDA[6]

VALUE CREATION FROM STRATEGIC PLANS TO ACCELERATE GROWTH
– Investment in acquisitions to enhance growth, by bringing in new capabilities, client relationships and talent
– Transformation programme gross cost savings of around £375 million against a 2019 base, and on track to reach target of £600 million by 2025, to fund reinvestment of £400 million into talent, technology and incentives to drive growth, and £200 million benefit to profitability
– Intention to grow dividend annually with a pay-out ratio around 40% of headline EPS

£375m
transformation programme gross savings since 2019

39.4p
dividends per share (+26% on 2021)

1 COMvergence, 2021 data, September 2022
2 GroupM, *This Year Next Year: Global End-Of-Year Forecasts*, December 2022
3 Excluding US political advertising
4 Forrester Wave, Customer Data Strategy and Activation Services, Q2 2022
5 Forrester Wave, Global Marketing Services Providers, Q3 2022
6 See definitions in the Glossary on page 232

THE MARKET IN 2022

Resilient, growing and complex

ADVERTISING MARKET

The global marketing and advertising industry demonstrated great resilience as brands continued to invest in marketing, despite turbulence in the global economy. According to GroupM estimates,[1,2] global advertising spend grew 6.5% in 2022. The total market value was around $800 billion and comprised three key media channels that advertisers utilise to reach consumers – digital channels (internet, video and digital display), television, and other services (out-of-home, audio, cinema and print).

DIGITAL

Digital advertising is the largest segment of the industry, accounting for 67% of total advertising spend in 2022. It was also one of the fastest growing. GroupM estimated that global digital ad spend grew by 9.3% in 2022, following unprecedented 31.9% growth in 2021 due to the pandemic. The market has also become more complex as the number of scaled advertising platforms across social media and connected TV increased, providing clients with more choice, in turn requiring the advice and expertise of agencies.

TELEVISION

TV continued its recovery to pre-pandemic levels, as advertisers valued the medium's effectiveness in satisfying reach and frequency goals, with an expected global growth rate of 1.7% in 2022. The robustness in TV spend reflects the growing demand for connected TV services such as YouTube and Netflix, offsetting declines in traditional TV viewership.

OTHER SERVICES

Growth in out-of-home advertising (for example on billboards) in 2022 was estimated at 2.2%, or 18.1% excluding China, the largest out-of-home market, which faced numerous lockdowns due to Covid-19. Audio was projected to grow 3.8% globally in 2022, supported by double-digit growth in digital audio channels. Demand for traditional print services (newspapers and magazines) fell 7.4% in 2022, as publishers continued to diversify their offerings and revenue streams.

COUNTRY TRENDS

By geography, 2022 saw healthy growth in most major markets. The United States, the world's largest ad market representing 39% of total spend, is estimated to have grown 7.1% in 2022, led by digital and connected TV. China, the world's second-largest market (with 90% driven by digital spend), declined 0.6% due to Covid-related lockdowns. The UK market remained robust, growing 8.9%, driven by digital advertising. In the other major mature countries of Germany, France and Canada growth was strong with 5%, 7.6% and 5.8% respectively, supported by nominal GDP growth, digital spend and connected TV growth. In the less-mature markets of Brazil and India, growth was 9% and 15.8% respectively, again led by digital advertising and strong real GDP growth.

67%
of the global ad market is digital[1]

[1] GroupM, *This Year Next Year*, December 2022
[2] Excluding United States political advertising



GLOBAL AD MARKET BY MEDIA CHANNEL
%

2020	2021	2022
16	15	14
22	20	19
62	65	67

● Digital ● TV ● Other



AD MARKET GROWTH BY MAJOR COUNTRY
(2022, %)

US 7.1 | UK 8.9 | Germany 5.0 | China -0.6 | Canada 5.8 | France 7.6 | Brazil 9.0 | India 15.8



GLOBAL AD MARKET GROWTH
(2022, %)

Total 6.5 | Digital 9.3 | TV 1.7 | Other 0.7

● Total ● Digital ● TV ● Other

MARKET OUTLOOK

5.9%
global advertising expenditure predicted growth in 2023

GroupM forecasts global ad demand to grow nearly 6% in 2023, driven by stronger gains in connected TV, retail media and fast-growing markets such as India. Beyond this, demand is expected to expand by 6% annually until 2027, mainly driven by continued growth in digital services

WPP is well exposed to the growth areas, reflecting increased investment, both organically and through acquisitions, in experience, commerce and technology services. Today these areas represent around a quarter of our revenue less pass-through costs

Growth driver	OUTLOOK	WHY WPP IS WELL POSITIONED
DIGITAL	According to GroupM, digital communications are expected to grow 8.4% in 2023, rising to 73% of global ad spend by 2027. Retail media, which is advertising revenue accruing to a retail-based company, is one of the fastest growing segments, expected to grow 10% in 2023. This reflects shifts in offline to online retail advertising, as well as budgets from other media owners towards retail media networks We see great potential for innovation and growth in connected TV as brands increasingly focus more of their budgets on delivering cross-channel digital performance, and traditional TV budgets continue to follow audiences on to new platforms offering better addressability and measurement. GroupM expects connected TV to grow 18% globally in 2023, and to account for nearly a third of all United States TV advertising by 2027	– 48% of GroupM's media billings are digital, demonstrating our modern offer, up from 43% in 2021 – In April 2022, we launched GroupM Nexus, bringing together 9,000 practitioners globally in addressable TV (Finecast),[3] AI, retail media and commerce, programmatic (Xaxis), search and social, across digital channels and platforms
EXPERIENCE	Experience is a rapidly growing area driven by the increasing number of people online and the hybrid blend of physical and digital channels. We believe that customer experience sits at the heart of creative transformation and growth. Our analysis shows brands that deliver superior customer experience have five times the revenue growth of those that don't[4]	– WPP named a Leader in the Forrester Wave Global Digital Experience Services rankings[5] – WPP named a Leader in IDC MarketScape Worldwide Adobe Experience Cloud Professional Service Providers, 2022
COMMERCE	Growth in commerce demand is being driven by the shift to digital and omnichannel commerce, including the adaptation of physical commerce post Covid-19. Based on a study by Wunderman Thompson, 60% of shoppers say they will increase their usage of digital shopping channels in the future,[6] and according to GroupM, global ecommerce will make up 19% of global retail sales in 2022, growing to 25% by 2027[7]	– We manage over $40 billion of gross merchandise value over WPP-built ecommerce platforms for clients – We acquired several leading commerce businesses in 2022 to enhance our capabilities, including Corebiz in Latin America and Diff in Toronto. See page 14 for more details
TECHNOLOGY	Growth in technology services continues due to demand for data and analytics, and managed services offerings with lengthier contracts. For example, the global customer relationship management market is seeing strong demand aimed at transforming customer engagement and business outcomes, and is projected to grow from $64 billion in 2022 to $146 billion by 2029, at a CAGR of 12.5%[8]	– We enhanced our capabilities with 33,000+ technology accreditations and certifications from strategic partners – We also announced new strategic technology partnerships including Instacart, Stripe and BigCommerce. See page 14 for more details
PURPOSE, ENVIRONMENT AND REPUTATION	There are many issues we face as a society such as climate change, diversity, racial equity, privacy and data ethics. Companies are responding accordingly, and are increasingly focused on ensuring that the pledges they make in relation to purpose and the environment translate into tangible change. For example, 78% of our top 50 clients have set science-based climate reduction targets. This has led to a growing focus on strategic communications and reputational advice for clients	– Successful formation of FGS Global, a powerhouse in strategic communications, ranked number one in global M&A tables[9] – GroupM, our media investment business, launched a media decarbonisation framework for measuring and reducing ad-based carbon emissions, supported by a client coalition of leading brands

1 GroupM, *This Year Next Year, End-Of-Year Forecasts*, December 2022
2 Excluding United States political advertising
3 The accuracy of Finecast's reach-frequency audience calculations in the UK and our processes for delivering addressable (targeted) advertising to those audiences has been subject to independent verification by PwC
4 WPP, Winning the Future of Experience Playbook, January 2022

5 Forrester, Global Digital Experience Services, Q2 2022
6 Wunderman Thompson, *The Future Shopper Report 2022*
7 GroupM, *This Year Next Year: Ecommerce & Retail Media Forecasts*, September 2022
8 The CRM Forrester Wave™ Evaluations – And How To Use Them, August 2022
9 *Mergermarket*, January 2023

CREATIVITY



CREATIVITY HAS THE POTENTIAL TO ADDRESS THE BIGGEST CHALLENGES OF OUR TIME"

Rob Reilly
Global Chief Creative Officer, WPP

WPP's single biggest competitive advantage

Every day we are asked to engage hard-to-reach audiences, enhance brand reputations or increase sales. Our answer? Creativity. The solution to both commercial problems and some of society's most complex challenges. And creativity doesn't just apply in our creative agencies – it's vital for our media and public relations work too.

DIVERSITY MATTERS
Creativity flourishes when we invest in and celebrate the diversity of our people, which is why we introduced diverse candidate slate policies in the UK, United States and Asia-Pacific. We enrolled more women on development programmes including the Elevate sponsorship plan, designed to support Black women in their career growth, and launched free VisibleStart training in the UK for women over 45 who want to enter or rejoin the industry. We also nurtured early-career talent via NextGen Leaders and The Update, both of which aim to build a diverse pipeline.

ⓘ **Read more about how we're investing in diversity on page 36**

Creativity extends to our physical spaces too. People need modern and dynamic workspaces that encourage creative collaboration on the next client pitch or challenge. Our state-of-the-art campuses will, by 2025, house 85,000 of our people – in net zero buildings running on electricity from renewable sources.

TALENT AND TEAMWORK
Our focus on hiring exceptional creative talent resulted in some great wins in 2022. Devika Bulchandani was promoted to Global CEO of Ogilvy and drove the agency's most successful creative year yet: Ogilvy was named Network of the Year at both the Cannes Lions Festival and The One Show, and by *Campaign* magazine. It also became

the only agency to secure top rankings on both WARC's Creative 100 and Effective 100.

VMLY&R was recognised by Forrester as a leader in Marketing Creative and Content Services, while AKQA secured two Grand Clio awards and Wunderman Thompson won the inaugural Creative B2B Grand Prix at Cannes. Liz Taylor, who returned to Ogilvy in 2021, topped D&AD's 2022 Chief Creative Officer rankings.

Investing in key acquisitions also brings fresh new ideas and highly rated creative expertise to the WPP family. Our 2022 acquisition of Passport – a leading California-based brand design agency that works across a range of consumer categories and global markets spanning Australia, Asia and North America – will help us deliver exceptional strategic positioning and creative execution that will greatly benefit our clients.

TECH + CREATIVITY = INNOVATION
Our focus on ground-breaking technology allows us to throw away the creative rule book, sparking into life bold, innovative, new ideas. In 2022 Speaking in Colour, a voice-activated AI tool produced for paint manufacturer Sherwin-Williams, changed the way we visualise colour (see page 50).

Alongside Coca-Cola, ITC (one of India's foremost FMCG companies) and Wavemaker created the first metaverse wedding, while Burger King entered the gaming world with Burger Glitch, playfully poking fun at in-game glitches while achieving record numbers of app downloads.

Apps including Instagram, Waze and TikTok supported a data-rich Australian road safety initiative encouraging young drivers to take breaks on long road trips, resulting in a 70% reduction in young driver claims. And we helped Greenpeace press home their message within Grand Theft Auto,

creating a virtual version of Los Angeles under pressure of extreme weather events.

We also kept it real (world). Off the coast of Sweden, Carlsberg's underwater bar warned boat drivers of the dangers of drinking and driving. And alongside Ford, we created an unashamedly Very Gay Raptor (see page 20). Not everyone liked it. But Ford wanted change, and we delivered it – creatively.

WPP's purpose also helps us inspire powerful social change. We created an emotionally bold campaign with Amnesty International in which Portuguese TV, radio and cinema ads were interrupted with an air raid siren every time a real one went off in Ukraine. We created Morning After Island in the sea near Honduras so women could legally access the morning-after pill – something they were forbidden to do within the country's jurisdiction. And in partnership with Google Fonts, we imagined an entirely new font to change the way the world reads, helping 780 million people worldwide born with dyslexia.

CREATIVE RECOGNITION
Changes brought about by Covid-19 meant we had to think differently over the last two years, and the creativity this has engendered has been revolutionary – and widely recognised by consumers and industry alike. Awards are not why we do the work, but we love it when our talented teams get recognition for their ground-breaking ideas.

We were honoured to be awarded the overall title of Most Creative Company of the Year at the 2022 Cannes Lions Festival, where WPP agencies collected a total of 176 Lions including one Titanium, four Grand Prix, 36 Gold, 47 Silver and 88 Bronze, with winners representing 40 different countries. WPP also topped WARC's 2023 global agency rankings in all three categories: Creative, Media and Effectiveness.

LEADING THE FIELD

Our creative drive is to meet client needs – we don't do it for awards, but winning them tells us we're doing things right and recognises the talent of our teams around the world. Here are some 2022 highlights



Most Creative Company of the Year
(second year in a row)

CANNES LIONS
INTERNATIONAL FESTIVAL OF CREATIVITY

CREATIVE

Ogilvy
NETWORK OF THE YEAR
Cannes Lions

VMLY&R
LEADER IN MARKETING CREATIVE AND CONTENT SERVICES
Forrester

AKQA
WORLD-CHANGING IDEAS AWARD
Fast Company

WUNDERMAN THOMPSON
INAUGURAL CREATIVE B2B GRAND PRIX
Cannes Lions

HOGARTH
GOLD
Marketing Excellence Awards

MEDIA

groupm
HOLDING COMPANY OF THE YEAR
MediaPost

MINDSHARE
#1 MEDIA AGENCY
WARC

mediacom
GLOBAL AGENCY OF THE YEAR
Adweek

Wavemaker
AGENCY NETWORK OF THE YEAR
M&M Global

essence
MOST INNOVATIVE AGENCY OF THE YEAR
Digiday

PR AND SPECIALIST AGENCIES

bcw
OUTSTANDING AGENCY PRACTICE
PRWeek

Hill+Knowlton Strategies
UK AND MIDDLE EAST CONSULTANCY OF THE YEAR
PRovoke SABRE Awards EMEA

fgs global
#1 GLOBAL M&A COMMUNICATIONS ADVISOR
Mergermarket

superunion
BEST IN SHOW
Art Directors Club of New York

LANDOR & FITCH
22 GOLDS
Transform Awards







SHEBA: HOPE REEF

Fish are only sustainable if their environment is too

OFFER
COMMUNICATIONS

AGENCY
ESSENCEMEDIACOM, GLOBAL

CLIENT
SHEBA (MARS PETCARE)

Over 50% of the world's coral has been lost since 1950, with 90% of reefs facing extinction within just 20 years. As a commitment to going beyond simply sourcing sustainable ingredients for its cat food, Sheba wanted to actively restore ocean health.

Working with Mars Petcare and partners including AMV BBDO, Google and Freuds, EssenceMediacom helped develop the Hope Reef campaign. Located off the coast of Indonesia, Hope Reef restored a barren site that had been blasted with explosives by fishermen. Using the reef star system to create the perfect environment for coral to thrive, Sheba's marine biologists regrew the coral to form the word Hope, a living testament to Sheba's commitment to sustainability.

EssenceMediacom's high-impact paid media campaign across 11 markets helped showcase the visual of Hope Reef alongside its coordinates, driving people to Google Maps to view it for themselves and 'swim it' on underwater Streetview. Over one million people explored the reef on Google Maps.

EssenceMediacom also invited the world to play a part in reef restoration via a YouTube video that gained 20 million views and raised enough funds for a new crowdfunded reef. Today Hope Reef is thriving, with 70% coral coverage and a 300% increase in fish abundance.





308%
return on investment

2.5bn
earned media impressions

5
countries adopted Sheba's reef system

Awards
Cannes Lions Grand Prix: Media, and Industry Craft

DATA AND TECHNOLOGY

The backbone of our success

WPP harnesses the power of data and technology to augment our creative, media and public relations skills, and design award-winning, ground-breaking digital moments. Whether it's how the work is made, data and tech *being* the idea, or deriving ideas from tech culture, technology drives our creative success.

ACCELERATED STRATEGY
The last few years have brought evolving client needs into sharp focus: in particular, an increasing desire for expert guidance on what data is valuable and accessible, and where it fits into clients' overall purpose. In response we accelerated delivery of our data and tech strategy, focusing on three key areas: our platforms, partners and people. This strategy revolves around a forward-looking approach to data that empowers clients, focuses on connection not collection, prioritises consumer privacy, and emphasises data's ethical and purposeful use to improve performance.

These are also the principles on which our data company, Choreograph, was founded. Industry analysts Forrester recognised this approach, stating that Choreograph "has a differentiated vision of a future where personal information isn't the only solution for marketing and a thoughtful, above-par roadmap."[1]

INNOVATIVE PLATFORMS
We believe that the best technology tools and solutions originate closest to our clients, in our agencies – something we call distributed innovation. To maximise the impact of these innovations we integrate them into WPP Open, a platform that shares the best technology and data innovations from across the Company, so that all clients can access the best data and products from anywhere in our business.

Our data and technology platforms have been central to winning some of our most exciting client mandates in recent years. We built The Coca-Cola Company's new marketing operating system on WPP Open, and also won the opportunity to build SC Johnson's marketing operating system and deploy proprietary tools from WPP Open.

PARTNERSHIPS DRIVE RESULTS
We have key strategic partnerships with 28 of the world's largest technology companies. At the heart of each partnership is a joint business plan covering product development, preferential access to data and technology, training programmes and joint go-to-market approaches.

In 2022 we partnered with Epic Games to deliver a new era of digital experiences for clients in the metaverse. This was brought to life with the pioneering launch of the Give Me The Future Experience with the band Bastille.

We also partnered with NVIDIA's Omniverse platform to reinvent the way content is made and captured, replacing traditional location-based production with virtual tech including high-end CGI and 360° photography. Teams around the world can now collaborate effortlessly, producing more effective work with lower investment, lower carbon footprint and faster speed to market.

INSPIRING OUR PEOPLE
Over the past year our people achieved more than 33,000 different technical accreditations and certifications from our technology partners, reflecting WPP's commitment to outstanding learning opportunities and world-class technology

In addition, our partnership with Epic Games resulted in more than 4,700 colleagues being trained in the bespoke Metaverse Academy, the first partnership and training programme of its kind.

Nearly 3,000 colleagues achieved Meta's Blueprint Certification, a 67% increase over 2021, and more than 6,300 colleagues earned TikTok Academy badges. We also launched a Creative Technology Apprenticeship scheme, which saw a diverse cohort of young people begin an exacting, year-long experience across a range of agencies.

LEADING THE INDUSTRY
This year WPP and its agencies were named a Leader in three Forrester Waves: WPP for Global Marketing Services and for Digital Experience, and VMLY&R for Content and Creativity Services. Choreograph was named a Strong Performer in the Forrester Wave for Customer Data Strategy and Activation Services, while the International Data Corporation (IDC) recognised WPP's leadership position in its Adobe Experience Cloud Services MarketScape. WPP agencies won a Grand Prix, 11 Gold, six Silver and eight Bronze awards at the Digital Media Awards (DMAs) this year – a testament to the creativity that is being driven by data and technology across our business.

ⓘ **For more information on our approach to data ethics please see page 84**

---

[1] Source: Forrester Customer Data Strategy and Activation Wave, Q2 2022

A NEW GLOBAL PARTNERSHIP

WPP partners with the world's leading tech companies because we believe brands have a unique opportunity to unlock unlimited creativity within the spaces created by new technology



In 2022 we announced our partnership with Epic Games, the interactive entertainment company and developer of Fortnite and Unreal Engine, to help WPP agencies with training and resources to deliver a new era of digital experiences for brands in the metaverse



TECHNOLOGY

WPP works closely with Epic to learn how to build next-generation interactive experiences leveraging Unreal Engine, an advanced real-time 3D creation tool used across a range of industries including games, film, architecture, fashion, automotive, music and live events

JOINT SOLUTION DEVELOPMENT

The Epic Games partnership has already produced pioneering work including the launch of the *Give Me The Future Experience* with the band, Bastille. Using Epic Games' Unreal Engine, we created the world's first hybrid physical/virtual concert



SKILLS DEVELOPMENT

Over 4,700 WPP creatives and technologists have been trained to create custom brand experiences in Fortnite and to use Unreal Engine for real-time 3D creation and virtual production



GO-TO-MARKET INITIATIVES

The partnership inspired WPP's own metaverse incubator programme, offering WPP clients the opportunity to work with agencies to build imaginative worlds inside Fortnite, one of the world's most popular online games

GIGAFAST WITH SKY BROADBAND

Launching Sky into the metaverse

OFFER
COMMUNICATIONS, EXPERIENCE

AGENCY
HOGARTH AND ESSENCEMEDIACOM, UK

CLIENT
SKY

Fast, reliable internet has become an essential utility in the modern world. Sky wanted to drive awareness of its new game-changing fibre optic broadband product, Gigafast.

Partnering with SuperAwesome (an Epic Games company), Hogarth and EssenceMediacom proposed a takeover of a new level in Fortnite, plus a virtual race for gamers where the winner would have the unique prize of racing a famous YouTuber in the final. The agencies pushed every creative element of the game, ensuring that the Sky brand was accurately represented and adding new features never seen before.

For it to resonate with gamers, it was crucial that Sky's involvement added real value to the Fortnite community. The branded integration provided a truly enhanced speed experience in-game. To help keep the experience authentic and credible, the agencies partnered with top YouTuber, Ali A, who amplified the challenge to 18m+ followers live across YouTube and TikTok.

Sky saw overall sales increase by 27% throughout the campaign period, with Gigafast sales increasing by 26% in the first two weeks alone.

41%
over-delivery on target reach

1.8m
views on YouTube and TikTok

50k
likes on Twitter, YouTube and TikTok

Awards
Digiday, Best Multi Channel Distribution Strategy Award









PEOPLE

We're a people business

We're exceptionally proud of the talented people at WPP – they are the key to our creativity. That's why we put bold initiatives in place to attract, engage and develop the best in the industry.

EMPLOYEE ENGAGEMENT
To unleash the creative potential of every individual across WPP, we need to hear what's important to them. In 2022 we launched the refreshed All In staff survey to help us better support employees, hold ourselves accountable, and create a culture that is inclusive and empowering for all.

We achieved our highest-ever engagement levels with 72,700 employees taking part, a 65% increase in engagement from 2021. The results revealed that people care most about career growth, belonging and feeling valued. We were pleased to see our Company-wide eNPS score (for 'how likely are you to recommend WPP as a place to work?') increase 14 points from 2021.

FULFILLING CAREERS AND GLOBAL EXPERIENCES
We want WPP to be the employer of choice, an organisation where people have the chance to grow their career. We offer a number of ways for people to learn, develop and go places they didn't think possible.

In 2022 we invested £31.3 million into learning and development opportunities for our employees, a 5% increase from 2021. We're pleased to say that over the course of 2022, WPP employees earned more than 33,000 accreditations and certifications from leading technology partners including Adobe, Meta, Microsoft and TikTok.

Career Explorer, our online jobs platform, unlocks the value of being part of a global network, showcasing open roles and encouraging employees to discover growth

and mobility opportunities across some of the most exciting, creative agencies in the world. On average 7,000 roles per month were advertised to employees in 2022, and network-wide mobility has increased 80% since 2020.

In September we launched WPP's Future Readiness Academies, a first-of-its-kind, global learning programme to help everyone across the Company develop the skills and knowledge needed to thrive in a digital world. To date we've had over 12,000 people sign up from across the globe (see page 39).

Our third series of NextGen Leaders, a virtual learning experience for those starting out or new to the industry, welcomed 2,663 participants across 71 countries (up from 800 participants in 54 countries at launch). Ninety-two percent said they were likely to join or continue their career at WPP.

DIVERSE LEADERSHIP
Creativity thrives in a diverse culture. That's why we make it our business to encourage and inspire a diversity of talent throughout WPP.

In 2022 we continued to invest in programmes such as Walk the Talk and Fast Forward, propelling women to leadership positions. We also expanded Elevate, the United States-based sponsorship programme for mid-level Black women, into the UK, providing tools to support their career growth, personal development and wellbeing.

And we appointed a new Chief Talent and Inclusion Officer, LJ Louis, who will oversee global initiatives to foster a workplace grounded in inclusion, equity, belonging and growth. LJ will also act as an advisor on global DE&I strategy to WPP's leadership team. For more on employee diversity, please see the 2022 Sustainability Report.

The proportion of women in executive leadership roles globally was 40% ⬖ (2021: 39%), while 54% of senior management positions were occupied by women (2021: 52%). This year, we were named in the Bloomberg Gender-Equality Index for the fifth year in a row, and 18 leaders across WPP were named in INvolve and Yahoo Finance's Heroes Women Role Model lists for their work in championing women in business and nurturing a more gender-diverse and inclusive workplace.

INCLUSION AND INSPIRATION
Inclusion is a passion at WPP. We embrace all types of creative talent, which helps us build strong teams and strengthen our relationships with clients. Diverse and vibrant employee spaces have been created across WPP by individuals keen to make a difference. For example, WPP Unite celebrates our LGBTQ+ community, WPP Stella inspires women across the Company to maximise their potential, and WPP Roots champions greater ethnic and cultural diversity.

Since 2020, our Racial Equity Programme has committed $16.2 million[1] to a variety of projects to help combat racial injustice and support Black and ethnically marginalised talent (for an example, see page 38). 22% of our senior leaders and executive managers in the United States, our largest market, are non-white, which is an improvement on 2021 – but clearly we still have work to do to make our business a more diverse workplace.

 **For more information on ethnic diversity at WPP, please see our 2022 Sustainability Report**

---

[1] Excludes 2022 investments

DIVERSITY

54%
of senior managers across WPP are women

22%
of senior and executive managers in the US, our largest market, are non-white

EMPLOYEES BY GENDER ⊘



● Female **56%**
● Male **44%**

PEOPLE COMMUNICATIONS

1.8 million
unique opens of CEO all-staff emails

5,900
average attendance at CEO virtual townhalls

72,700
employees worldwide completed refreshed All In staff survey

In 2022, WPP received a top score of 100 in the Corporate Equality Index, and was again named among the Best Places to Work for LGBTQ+ equality.

Over the course of the year, we rolled out our Mental Health Allies programme in the United States and Singapore, building on a successful pilot in the UK. We now have over 550 Allies who help to ensure colleagues stay healthy, supported and safe by encouraging open conversations about mental health in the workplace and directing them to resources and assistance when they need it. We also introduced Making Space, an initiative focused on giving people space to look after their wellbeing.

And we have developed our benefits programmes to make them more inclusive, including enhanced fertility cover in the United States, a suite of family and parental policies in the UK, and improvements to LGBTQ+ partner and spouse cover in China, India, Philippines, Singapore and Thailand.

 These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report



Our new Guangzhou Campus is a creative hub that brings together over 500 people across different WPP agencies

GREAT PLACES TO WORK

– AKQA was named as The Dots Best Company to Work For in 2022 for the third year in a row
– VMLY&R won Best Place to Work: Network, and top Global Diversity and Inclusion Initiative in *Campaign's* Global Agency of the Year awards
– CMI Media Group made the top 50 *Ad Age* Best Places to Work 2023

A NEW WAY OF WORKING

The last two-and-a-half years have brought lasting changes to the way we work at WPP. We've embraced greater flexibility in how and where we do our jobs, and found that can deliver better outcomes for ourselves and our business.

Our success continues to rely on collaboration, culture and talent. Being together, in person, helps us mentor and develop the many people starting their careers with us, build and maintain our culture, do our best work for clients, and find the right balance between our personal and working lives. Our hybrid approach – with time spent working in our campuses and remotely – has been adopted across the Company.

As the recovery from the pandemic continues, the occupancy rate of our campuses rose to over 40% in 2022, from around 30% in 2021. We opened our third state-of-the-art campus in Greater China, in Guangzhou, at the start of 2023.

The Guangzhou Campus was built with flexibility and collaboration in mind, and is well placed to support and contribute to China's thriving start-up sector.

We also continued to exploit new ways to connect. Our virtual global CEO townhall series, in which Mark Read and leaders from across WPP discuss topics from sustainability to Super Bowl ads, was well attended. An average of 5,900 participants joined each event, up 40% from 2021. CEO all-staff emails accumulated over 1.8 million unique opens over the year, a 64% increase, while our global internal newsletter, *The Weekly*, had over 1.8 million unique opens, an increase of 34% year-on-year.

Finally, recognising the contribution of our people during the challenges of recent years, we invested in supporting colleagues' wellbeing through the Making Space initiative, which kicked off with a four-day weekend for all employees to take time out to recharge, reset and refresh.



WE LOVE YOU TO HEALTH

Advocating for better maternal care for Black mothers

OFFER
COMMUNICATIONS

AGENCY
WUNDERMAN THOMPSON, USA

CLIENT
BLACK HEALTH MATTERS AND CALIFORNIA BLACK HEALTH NETWORK

At WPP, we believe in combatting racial injustice and supporting Black and ethnically marginalised talent.

That's why in 2020, as part of our anti-racism commitments, we launched a three-year Racial Equity Programme with $30 million of funding. As part of this, we invited our agencies to apply for funding for innovative and impactful campaigns to advance racial equity.

An initiative launched by Wunderman Thompson, Health4Equity, prioritised three health inequities, including Black maternal health. Its mission is to use the combined power of data, human insights, medical expertise, tech and creativity to speed progress towards equity for all in the health sector.

In 2022 Health4Equity delivered We Love You to Health, a campaign aimed at reducing the high rate of mortality among Black mothers. To research the project, Wunderman Thompson interviewed a range of Black mothers and mothers-to-be, as well as doulas, nurses and midwives. The findings indicated that the key role of doulas could help protect maternal health.

The team launched a campaign on social channels during Black Maternal Health Week, focused on directly connecting Black mothers with local doulas through the website doulamatch.net. The campaign drove nearly six times greater traffic to the doulamatch.net site compared to other external sources, successfully reaching the target audience.





3x
women of colour are three times more likely to die in childbirth

60%
of Black mothers' deaths are preventable

800k
clickthroughs to doulamatch.net

50%
impressions from Black women in target age range

INVESTING IN OUR PEOPLE

Industry-leading technology skills for tomorrow's digital world

Inspiring dynamic growth for brands takes dynamic, skilled people to make it happen. That's why we encourage curiosity, self-development and a thirst for learning throughout WPP.

We provide an extensive programme of learning and development for our people worldwide in subjects as diverse as commercial competence and TikTok.

The Future Readiness Academies, the latest phase of our industry-leading digital learning programmes, launched in September 2022. The Academies form a unique global learning programme, based on the four pillars of WPP's offer – communications, experience, commerce and technology – to help everyone across the Company become confident and conversant in the digital world of the future.

We kicked things off with Metaverse and More, a 12-episode podcast featuring WPP expert talent. Discussions ranged from the future of media in Web3 to philosophical debates on whether the metaverse exists or not. You can listen to series one of Metaverse and More by scanning the QR code below.

We are building out the Academies curriculum through 2023 to offer our people in-depth understanding of where the industry is moving, across a broad range of digital subject areas.

12k+
enrolments

10k+
lessons completed

 Scan to access the Metaverse and More podcast

WPP FUTURE READINESS ACADEMIES





CLIENTS

World-class creative ideas and execution drive client growth

We believe in the power of big ideas and brilliantly executed communications to inspire our clients and grow their businesses. Our creativity, media expertise, unrivalled resources and integrated offer across all marketing disciplines help us deliver transformative outcomes for some of the world's best-known brands.

WORLDWIDE REACH
In 2022, our agencies worked with clients including 307 of the Fortune Global 500, all 30 of the Dow Jones 30 and 60 of the FTSE 100. We saw widespread evidence of clients investing in marketing for growth, with 14 out of our top 30 clients in 2022 showing double-digit growth (versus estimated global advertising industry growth of 6.5%).[1] This was despite the macro challenges, reflecting the priority placed by our clients on their investments in communications, customer experience, commerce, data and technology.

GLOBAL CLIENT LEADERS
It is becoming increasingly important for our clients to be able to access numerous different agencies and capabilities – 90% of our top 50 clients now work with five or more of our agencies. Key to making this work is our talented team of 40 Global Client Leaders, each a highly experienced industry leader who supports our largest clients with their most difficult challenges. Every leader's performance is measured on a simple combination of metrics including cross-WPP collaboration, creativity and client satisfaction, alongside revenue.

In addition, Key Client Leaders provide a single point of contact for the remainder of our top 100 clients, ensuring streamlined access to talent across the WPP portfolio, connecting the dots between agencies and workstreams, and sharing insight from across WPP as we seek to grow our clients' businesses.

INDUSTRY SECTORS
Our broad client portfolio covers all major industries. By sector, we saw continued momentum from clients in the technology, healthcare and pharma and consumer packaged goods sectors, which together represent 55% of our revenue less pass-through costs. These sectors recorded like-for-like growth of 8.6%, 7.0% and 11.9% respectively.

NEW BUSINESS
We continued to win new clients and assignments, with $5.9 billion of net new business in 2022. Key wins included Audible, Danone, Migros, SC Johnson, Nationwide and Verizon. And we continued to retain key clients, including leading companies such as Sony Playstation, Tesco, Mars Wrigley and MasterKong. However, we operate in a competitive market, resulting in some account losses including PepsiCo and L'Oréal's United States media account.

Following our success in the pitch for The Coca-Cola Company account in 2021, this global partnership of unprecedented scale has been onboarded at pace, with expectations for further growth in 2023.

AWARD-WINNING CLIENT WORK
Creative excellence remains central to our client relationships, and we continue to do our best work with our biggest clients: of Unilever's 18 Cannes Lions awards, 14 were from WPP agencies. Our Grand Prix in the Pharma category at Cannes Lions featured two of our top clients – Dell and Intel – with I Will Always Be Me, and our Titanium Grand Prix was also for a top client – Mondelēz International – with Shah Rukh Khan My Ad for Cadbury Celebrations.

CLIENT SATISFACTION
Client satisfaction, measured by our industry-leading platform Vantage, held strong in 2022, with Likelihood to Recommend consistently scoring 8 out of 10 over the last year.[2] Vantage also now features a key metric on our ability to deliver world-class creativity for clients. We analyse over 22,000 open-ended verbatim comments from clients a year, and 2022 saw a 15% increase in positive sentiment towards creativity since 2020.

We also created two additional metrics that align to our purpose as WPP:

– How well we support our clients' diversity, equity and inclusion goals – earning a score of 8.2 out of 10 across 2022
– How well we support our clients' sustainability goals – earning a score of 7.9 across the second half of 2022

We're focused on ensuring every agency and client leader across the WPP network uses Vantage effectively to continually optimise our client relationships. By the end of 2022, agencies across 79 markets were reaping the benefits, with use of our real-time reporting dashboard increasing year-on-year to a high of just over 80,000 visits in 2022.

1 GroupM, *This Year Next Year: Global End of Year Forecasts*, December 2022
2 Includes Kantar, excludes Russia and Smollan

DELIVERING FOR OUR CLIENTS

WPP works with many of the world's most successful companies

TOP 20 CLIENTS

Among our top 20 clients, we have some of the largest firms by market capitalisation

8.0
client satisfaction as measured by Likelihood to Recommend score out of 10

CONSUMER PACKAGED GOODS

 Unilever  MARS The Coca-Cola Company BAT L'ORÉAL

 Nestlé  Walgreens Boots Alliance  COLGATE-PALMOLIVE P&G

TECHNOLOGY

 Google DELL IBM Microsoft

AUTOMOTIVE

 Ford VW

HEALTHCARE AND PHARMA

 Pfizer GSK Johnson & Johnson

TELECOM, MEDIA & ENTERTAINMENT

  COMCAST

NEW BUSINESS WINS AND RETENTIONS

2022 was another strong year for new business wins and retentions across our media and creative businesses

$5.9bn
new business billings (2021: $8.7bn)[1]

 TESCO  Nestlé DISCOVER SC Johnson

 verizon COSTA COFFEE PlayStation NIKE

 SAMSUNG  DANONE  Nationwide  Audi

1   Billings as defined in the Glossary on page 232

I WILL ALWAYS BE ME

The book that banks your voice

OFFER
COMMUNICATIONS, TECHNOLOGY

AGENCY
VMLY&R, US

CLIENT
DELL TECHNOLOGIES, INTEL

Motor neurone disease (MND) is a terminal illness. But before it takes your life, it takes your voice.

Voice banking can help those with MND create a digital copy of their voice, so they can continue sounding like themselves after losing the ability to speak. But voice banking is a demanding task that involves reading a long list of random words – often resulting in a disappointingly robotic voice. Small wonder only 12% of those with MND ever used the technology.

Created by VMLY&R in partnership with Dell Technologies, Intel, the Motor Neurone Disease Association and Rolls-Royce, I Will Always Be Me is a book reading experience that can create a digital voice with just a 30-minute recording.

VMLY&R worked with best-selling author Jill Twiss and illustrator Nicholas Stevenson to create a story that contains every sound and syllable needed to accurately bank a person's voice as they read. The story, written in the form of a letter from a person diagnosed with MND to their loved ones, is a touching reminder that the person will always be themselves on the inside, no matter what changes the future may bring.

+50%
growth in people banking their voice in the three months after launch

1.7bn
impressions from PR and earned media

Awards
**Cannes Lions Grand Prix, Pharma
Cannes Lions Gold, Brand Experience and Activation**













COMPANIES

Making WPP easier to manage and simpler to navigate

Following a series of mergers, business combinations and disposals over the last five years, and the creation of common business platforms, we now have a strong, dynamic portfolio of streamlined agencies providing our clients with a full suite of integrated marketing solutions. This makes it easier for our leaders to manage our operations, and simpler for our clients to access the best of our services.

SIMPLIFYING OUR OFFER
We have taken significant steps to reduce complexity and ensure our clients can access the best resources from across the Company. This includes simplifying 25 different agency networks into five large, integrated networks (GroupM, AKQA, Ogilvy, Wunderman Thompson and VMLY&R), which between them accounted for 80% of revenue less pass-through costs in 2022 (compared to 70% in 2018). These integrated agency models provide clients with simple solutions not only in communications but also in experience, health, ecommerce, data and technology. As part of this process, we have halved the number of individual brands within WPP from over 500 in 2019.

RECENT BUSINESS COMBINATIONS
During 2022 we announced several business combinations that became effective in early 2023, to further simplify our operations.

We formed EssenceMediacom by fusing two strategically complementary agencies – bringing together the digital and data-driven capabilities of Essence with the scaled multichannel audience planning and strategic media expertise of MediaCom. Clients can now leverage an expanded global organisation of 10,000 employees across 120 offices.

Finecast, Xaxis and GroupM Services were brought together to form GroupM Nexus, the world's leading media performance organisation. GroupM Nexus is home to 9,000 talented people around the globe, combining leading media skills, digital services excellence, cutting-edge AI technology and unique scaled partnerships within a new cross-channel performance organisation.

Mindshare's 10,000 media specialists have been integrated with 1,200 digital-first experts at global performance agency Neo, providing clients with a broader range of transformative media services.

Finally, Design Bridge and Superunion have been merged to create Design Bridge and Partners, a world-leading design company.

STRENGTHENING OUR CAPABILITIES
During the year we acquired several new companies to complement our existing agencies and enhance our capabilities in specific markets. These included commerce agency Diff, to boost Wunderman Thompson's commerce and technology ecosystem across North America, bringing

Shopify expertise to our roster of well-established technology partnerships; Corebiz, a leading ecommerce agency, to strengthen the digital commerce capabilities of VMLY&R Commerce in Latin America; marketing technology services agency Bower House Digital, to join Ogilvy's global network and further strengthen its ability to deliver technology-driven marketing solutions for clients; and Village Marketing, an industry leader in influencer marketing and creator-economy partnerships, to join the Wunderman Thompson network.

CROSS-AGENCY WORKING AND COMMON PLATFORMS
During 2022 we continued to enhance our common business platforms, which provide services to all our agencies.

Building on our appointment as The Coca-Cola Company's Global Marketing Network Partner in 2021, we developed WPP Open X in 2022, a bespoke internal team dedicated to the client globally. WPP Open X provides a new integrated agency model, combining our various agencies and capabilities into a single, custom-made entity and point of contact in a simple partnership format, for one of our largest clients.

And following our appointment as strategic communications partner for Swiss retailer Migros Fachmarkt AG, we created Team Connect to bring together talent and expertise from across our agencies in Switzerland, including Ogilvy and Wunderman Thompson. Team Connect also leverages capabilities from other WPP agencies, including integrated production capabilities through Hogarth, retail expertise from Scholz & Friends Commerce in Germany and data specialists from Choreograph.

CREATING A SIMPLER OFFER

During 2022 we further simplified our media operations, building on the 2021 formation of our data company, Choreograph, by creating the data-driven and scaled media agency EssenceMediacom and the media performance organisation, GroupM Nexus



essencemediacom

essence

mediacom

groupm nexus

XAXIS

FINECAST

GroupM Services

choreograph

Wunderman Thompson creative data specialists

GroupM media data specialists

These three organisations form part of GroupM, the world's leading media investment company, responsible for more than $60 billion in annual media investment



groupm

MINDSHARE

Wavemaker

essencemediacom

mSix&Partners

groupm nexus

choreograph

ANTI-LOOK QR CODE

The life-saving QR code design that stops people gawking at accident sites

OFFER
TECHNOLOGY, COMMUNICATIONS

AGENCY
SCHOLZ & FRIENDS (VMLY&R)

CLIENT
JOHANNITER-UNFALL-HILFE

In Germany, the standard is that an ambulance should arrive within eight minutes of an emergency call. But today, every second emergency response in Germany is delayed. The reason? People filming with their smartphones.

With the omnipresence of digital devices, onlookers have become a huge issue. These 'civilian paparazzi' take photos of victims and impede life-saving rescue operations. Scholz & Friends designed a campaign that turned smartphones from problem into problem-solvers – by developing an innovative digital pattern that functions like a camouflaged QR code.



Ambulances, paramedics' uniforms and equipment have been covered with the digital pattern, with the QR code uniquely adapted to each. When an onlooker tries to capture a rescue operation with their smartphone, a message will pop up on the display – confronting the onlooker with the impact of what they're doing and educating them about proper behaviour at accident scenes.

Today, the design is in use throughout the country via Johanniter-Unfall-Hilfe, one of Germany's largest rescue organisations, with 65,000 employees and 750,000 rescue missions per year. The innovative design will soon be extended to other emergency organisations throughout Europe.



68%
of people consider the idea 'very helpful'

x2
increase in job applications at Johanniter-Unfall-Hilfe

Awards
Epica Grand Prix, London International Awards Grand Prix, Cannes Lions Bronze (Media), Effie Gold





COUNTRIES

Global reach. Local expertise

We continue to strengthen our global reach while leveraging our expertise in local markets – investing in talent, skills and capabilities to deliver transformational work for clients.

GLOBAL STRENGTH

We currently operate in more than 100 countries globally. This gives us a significant presence in the largest markets in the world, such as the United States and the UK, as well as in faster-growing economies such as India and Brazil.

Our five largest markets account for nearly two-thirds of revenue less pass-through costs. During 2022, our overall revenue less pass-through costs growth of 6.9% was underpinned by strong performance in four of these five – the United States, the UK, Germany and India – offset by a slight decline in China, where performance was affected by several Covid-19 lockdowns over the year.

This scale and reach is significant for our large global clients such as The Coca-Cola Company, for whom our work will span their own 200-plus markets and nine geographical operating units.

RUSSIA

After the invasion of Ukraine, we made the decision to discontinue our operations in Russia in March 2022. Later in the year we transferred ownership to local management, providing continuity for our colleagues in the country who had been valued members of WPP.

COUNTRY LEADERS

Our broad global reach is complemented by deep local market expertise. We have 19 Country Leaders worldwide, covering the majority of our larger markets. Country Leaders are responsible for landing WPP's strategy in their local markets, connecting our agencies to deliver growth for clients.

In 2022, we were pleased to welcome five new Country Leaders: Kyoko Matsushita (Japan), Rose Herceg (Australia and New Zealand), Michael Houston (United States), Juan Pedro Moreno (Spain) and Frank-Michael Schmidt (Germany).

CONNECTING RESOURCES

Country Leaders work collaboratively at a local level and globally across the entire WPP network.

In India, where 70% of our top 30 clients work with more than three WPP agencies, the Country Leader team plays a key role in giving clients the best of WPP, not just individual agency experiences. In 2022 the team helped GroupM India to co-ordinate 110 technical creatives from across WPP to develop close to 80 activations and workshops – all in the metaverse.

For WPP's work with multinational clients, Country Leaders coordinate with both Global Client Leaders and local agencies to support delivery in the market.

CAMPUSES

Campuses are key to building our strengths in individual markets, physically bringing agencies together to facilitate collaboration, fuel creativity, and give clients access to the breadth and depth of WPP talent in one inspiring location.



REVENUE LESS PASS-THROUGH COSTS (2022)¹

- US **37%**
- UK **13%**
- Germany **7%**
- Greater China **5%**
- India **3%**
- Australia **3%**
- Brazil **2%**
- Canada **2%**
- France **2%**
- Italy **2%**
- Other markets **24%**

In 2022 we added five new campuses in Brussels, Düsseldorf, Santiago, Tokyo and Toronto. Early in 2023 we opened a further campus in Guangzhou, China, taking the total to 37. We plan to have opened more than 65 campuses by 2025.

We also announced the construction of our first campus in São Paulo, Brazil, a state-of-the-art space that connects WPP directly to local communities and brings our agency networks together under one roof.

DELIVERING FOR COMMUNITIES

Supporting local communities is central to our purpose across the globe. In 2022, the WPP India Foundation was announced as CSR Foundation of the Year at the CSR Impact Awards, having provided over 15,000 underprivileged local children with education, training and social support since 2015. In Australia, we joined the Reconciliation Action Plan programme in support of Aboriginal and Torres Strait Islander peoples, and were named one of the most inclusive employers in the country.

And in the UK, we partnered with the One Club for Creativity to launch the One School, designed to support Black British creatives entering the industry with a free, 16-week portfolio and mentoring programme.

¹ Please see Glossary on page 232 for definitions

COUNTRIES IN ACTION

We combine our global reach with local expertise to drive growth for clients, while supporting our people and the communities in which we operate – below are some highlights from 2022



INDIA, AUSTRALIA AND NEW ZEALAND
Commitment to inclusion

WPP Unite, which celebrates our LGBTQ+ community, expanded from the UK and US to India, Australia and New Zealand



5

countries with Unite groups

GERMANY
Investing in our workspaces

We opened our campus in Düsseldorf, encouraging closer collaboration and creativity

2,500

people based in new campus

PEOPLE

CAMPUSES

WPP

ACQUISITIONS

CLIENTS

BRAZIL
Strengthening our commerce capabilities

We acquired Corebiz, a leading Latin American ecommerce agency

600 corebiz.

employees



INDIA
Innovative AI solutions

Our data-driven campaign for Cadbury (Mondelēz) with Bollywood legend Shah Rukh Khan won an 'industry Oscar'

1

Titanium Cannes Lion



SPEAKING IN COLOUR

Unlock a world of colour using only your voice

OFFER
EXPERIENCE, TECHNOLOGY

AGENCY
WUNDERMAN THOMPSON, USA

CLIENT
SHERWIN-WILLIAMS COIL COATINGS

The human eye can detect over one million colours, and yet colour is more than what we see. Colour is informed by our unique experiences and means something different to everyone.

So how do you find that one colour that's as unique as you are, that you and only you can see?

To answer this question, Wunderman Thompson designed Speaking in Colour – the first-ever AI voice-controlled tool that produces colours based on human inspiration. Users say a word or phrase and Speaking in Colour instantly analyses millions of images through a search algorithm and optical recognition to create a personalised colour palette.

For example, you can describe 'crystal clear Caribbean ocean', and fine-tune it to your custom colour palette by inputting 'more turquoise' or 'dappled sun' to find the hue that fits your vision.

The campaign is providing insights into the cultural and geographical influences of individual hues to create the largest data set of colour attribution in the world.



Awards

Cannes Grand Prix & Silver, Creative B2B









"Crystal clear, caribbean ocean"
7
8
9
10
Let's blend in a bit more blue
Crystal Clear Caribbean Water
make it richer
sharper
more vibrant
moodier
blend in blue
lighter
softer
more energy
more misty

KEY PERFORMANCE INDICATORS

We track our performance against strategic, operational, financial, societal and environmental factors. Each indicator allows our Board, management and stakeholders to compare our performance against our goals

We have made good progress this year: delivering for our clients, investing in talent and capabilities, and reducing our environmental impact. Our transformation programme remains on track to drive efficiency and free up funds for reinvestment, supporting our future growth and profitability

ALIGNING PERFORMANCE MEASUREMENT WITH STRATEGY

Performance measurements are selected to align to our business strategy, and include a range of financial and non-financial metrics. Non-financial metrics are measured in a scorecard with appropriate measures set based on role and accountabilities

	STRATEGIC ELEMENTS				
Operational	Vision & offer	Creativity	Data & technology	Simpler structure	People
Client satisfaction score	●	●	●	●	●
Digital % of media billings (GroupM)	●		●		
Share of revenue less pass-through costs from experience, commerce and technology	●	●	●	●	
People					
Proportion of women in executive leadership roles[1]		●			●
Employees in shared campuses	●	●		●	●
Sustainability					
Carbon emissions per person from owned operations	●			●	●
Share of electricity purchased from renewable sources				●	●
Financial					
Like-for-like revenue less pass-through costs growth[2]	●	●	●	●	●
Headline operating profit margin[2]	●	●	●	●	●
Like-for-like revenue less pass-through costs growth versus competitors[2]	●	●	●	●	●
Dividends	●	●	●	●	●

[1] Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system

[2] For definitions see Glossary on page 232

OPERATIONAL

Our operational KPIs measure strategic progress towards a dynamic, contemporary offer to meet the needs of modern marketing and our clients' future success

We continue to develop our operational KPIs. Accordingly, data is not available for some periods, and is shown for the years it is available

ⓘ **Read more on strategic progress on pages 1 to 51**

Client satisfaction score (out of 10)   8.0

2022	**8.0**
2021	8.1
2020	8.1

Description and rationale
This measures how satisfied our clients are with our services, based on 29,000 clients' Likelihood to Recommend score out of ten. Our ability to retain satisfied clients is a key driver of our revenue[1]

Targets and performance
In 2022 we scored 8 out 10 overall, with Quality of Work at 8.1, and DE&I at 8.2, maintaining the high levels achieved in 2021, and showing an improvement over 2018-2020. We aim to maintain top-quartile performance

---

Digital % of media billings (GroupM)   48

2022	**48**
2021	43
2020	41

Description and rationale
Billings comprise our clients' spend on media, plus our fees.[2] We measure the digital mix as digital media accounts for the majority of the media market (67%) and to ensure we are staying relevant to our clients

Targets and performance
GroupM's digital billings increased to 48% in 2021, compared with 43% in 2020, driven by the rapid growth in demand from clients for digital commerce services, including connected TV and retail media

---

Proportion of revenue less pass-through costs from experience, commerce and technology[3] (%)   39

2022	**39**
2021	38
2020	Not available

Description and rationale
Experience, commerce and technology are attractive faster-growth areas of the market, where client spend is forecast to grow at 5-15% annually, compared with 2-3% annually for traditional communications

Targets and performance
Revenue less pass-through costs growth in the areas of experience, commerce and technology was an estimated 9% in 2022. The share of these areas in the business mix of our global integrated agencies, excluding GroupM, increased to 39% in 2022. Our goal is to further increase the proportion in these areas

---

Gross annual savings from our transformation programme (£m)   375

2022	**375**
2021	245
2020	Not available

Description and rationale
Our transformation programme is designed to simplify WPP, build greater collaboration, drive efficiency and free up funds for reinvestment in growth. Our goal is to achieve £600 million of annual cost savings against a 2019 base by 2025

Targets and performance
We remain on target to achieve our goal. By the end of 2022 we delivered around £375m of gross annual savings against a 2019 base, ahead of planned savings of £300m, reflecting cost savings mostly in property, procurement and ways of working

---

1 Includes Kantar
2 For a full description see Glossary on page 232
3 Share of global integrated agencies, excluding GroupM

PEOPLE

People KPIs assess progress against our aims of ensuring every WPP workplace is open, inclusive and collaborative, in order to allow our people to do their best work

ⓘ **Read more on:** campuses on page 19 and women in leadership on pages 36 and 70

Proportion of women in executive leadership roles[1]
(%)

40 ⌃



2022	**40**
2021	39
2020	40

Description and rationale
We believe that diversity powers our creativity and growth as a business. We continue to focus on driving greater gender balance throughout the Company and, in particular, at the most senior levels. We aim to achieve equal representation of women at the Board and all other levels

Targets and performance
In 2022, the proportion of women in executive leadership roles increased to 40%⌃ (2021: 39%). Across the broader workforce we increased the proportion among senior management positions to 54%, up from 52% in 2021

Employees in shared campuses[2]

54,500



2022	**54,500**
2021	47,500
2020	34,200

Description and rationale
Campuses are key to building our strengths in individual markets, physically bringing agencies together to make collaboration easy and inspirational, supporting flexible and hybrid working, and giving clients access to the breadth and depth of WPP talent in one location

Targets and performance
In 2022, 54,500 of our people were based in campuses. We expect this to rise to 85,000 in at least 65 campuses by 2025, providing an opportunity to replace all our smaller offices and lower our environmental footprint

SUSTAINABILITY

We have made a series of commitments to be a sustainable business and play our part in protecting the planet. These KPIs measure progress towards reducing our environmental impact

ⓘ **Read more on our actions to tackle the climate crisis on pages 74 to 76**

Carbon emissions per person from our owned operations
(tCO$_2$e, Scope 1 and 2)

0.22



2022	**0.22**
2021	0.32
2020	0.52

Description and rationale
We support urgent action to tackle the climate crisis through the Paris Climate Agreement. We measure carbon emissions per employee, as headcount is closely linked to levels of business activity, and this allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline

Targets and performance
We are committed to achieving net zero emissions across our owned operations by 2025 and across our supply chain by 2030. In 2022 carbon emissions per employee fell 32% compared with 2021 and by 73% since our 2019 baseline

Share of electricity purchased from renewable sources
(%)

83 ⌃



2022	**83**
2021	74
2020	65

Description and rationale
To support our carbon reduction targets we are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity to accelerate change towards zero carbon grids at scale

Targets and performance
During 2022, we purchased 83%⌃ of our electricity from renewable sources compared with 74% in 2021, reflecting good progress towards our target of 100% by 2025

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 Defined as employees and freelancers in campuses
⌃ These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report

FINANCIAL

Our financial targets allow us to track the health of WPP as a whole, analysing our market performance as well as setting remuneration targets and financial guidance for investors

ⓘ **Read more on our financial performance on pages 56 to 65**

Like-for-like revenue less pass-through costs growth[1]
(%)

6.9



2022	**6.9**	
2021	12.1	
2020	-8.2	

Description and rationale
This is the main measure of our strategic goal to return WPP to growth. Like-for-like revenue growth excludes the impact of currency and acquisitions. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients

Targets and performance
We delivered strong growth across all key WPP agencies, resulting in overall revenue less pass-through costs growth of 6.9% in 2022. Looking ahead, our targets are 3-5% growth in 2023, and 3-4%[2] annual growth over the medium-term

Headline operating profit margin[1]
(%)

14.8



2022	**14.8**	
2021	14.4	
2020	12.9	

Description and rationale
This is a key indicator of our profitability. It comprises profit on trading activities, excluding certain one-off or exceptional items.[4] These items are excluded because their size and nature mask the true underlying performance year-on-year

Targets and performance
In 2022, our headline operating margin increased to 14.8% due to revenue growth and cost savings from the transformation programme. In 2023, we expect the margin to improve to around 15% and to reach 15.5-16.0% over the medium term

Organic revenue growth versus competitors[3]
(percentage points)

(0.5)



2022	**-0.5**	
2021	0.8	
2020	0.4	

Description and rationale
This measures our growth relative to our main competitors. It compares organic revenue growth for WPP against the average of our global marketing services peers – Dentsu, Havas, IPG, Omnicom and Publicis

Targets and performance
In 2022, WPP's growth rate was 0.5 percentage points below the average of our main peers, reflecting our greater exposure to the economic and lockdown-related pressures in Europe and China. Our goal is to grow at a faster rate than the industry average

Dividends per share
(pence)

39.4



2022	**39.4**	
2021	31.2	
2020	24.0	

Description and rationale
Dividends are a key element of our returns to shareholders. They are an annual share of our profits and cash flow

Targets and performance
The Board aims to grow the dividend annually and to pay out approximately 40% of headline earnings per share. The Board is proposing a final dividend for 2022 of 24.4p which, together with the interim dividend paid in 2022, gives a full-year dividend of 39.4p, up 26%

1 Reconciliations from reported revenue to revenue less pass-through costs and subsequently like-for-like revenue less pass-through costs, and from reported profit before tax to headline operating profit margin, are included on pages 216 to 217. For a full description see Glossary on page 232
2 Includes 0.5-1.0pt annually of M&A contributions
3 Organic revenue growth is defined as like-for-like revenue less pass-through costs growth. Omnicom data is based on revenue. This chart shows data over the last 12 months. Competitor data sourced from publicly disclosed results
4 For a full description see Glossary on page 232

CHIEF FINANCIAL OFFICER'S STATEMENT

A business in good shape for the future





AS WE ENTER 2023 OUR FINANCIAL POSITION IS STRONG"

John Rogers
Chief Financial Officer

We delivered strong top-line growth in 2022, with margin expansion, an increase in the annual dividend of over 26%, and the return of more than £800 million of excess capital to shareholders in share buybacks.

2022 was another strong year for WPP, with like-for-like revenue less pass-through costs growth of 6.9%, against our original guidance (set in February 2022) of around 5%. This performance reflects the priority placed by our clients on investing in marketing, despite economic and geopolitical turbulence, and the relevance of our offer across all our major agencies, with each contributing towards overall growth in the year.

We continued to make progress against our strategic plan with improved profitability, increasing our headline operating margin by 0.4 points to 14.8%, supported by the benefits of our transformation programme, which I discuss in more detail below.

In line with our capital allocation policy, we continued to invest in our business during 2022, both organically and with targeted M&A, and returned more than £800 million of excess capital to shareholders via share buybacks. As we enter 2023 our financial position is strong, with an average adjusted net debt to EBITDA ratio in the 12 months to 31 December 2022 of 1.46x, slightly below our target range of 1.5-1.75x.

TRANSFORMATION PROGRAMME
The five-year transformation programme announced in 2020 is designed to simplify WPP, build greater collaboration, drive efficiency and free up funds for reinvestment in growth. We made further progress against that plan in 2022, delivering around £375 million of gross annual savings against a 2019 base, ahead of the planned £300 million, with savings across property, procurement and our operating model.

The transformation of our property estate continues, with a further five campuses opened in 2022 (Brussels, Düsseldorf, Santiago, Tokyo, Toronto) and another in Guangzhou, China, in January, taking the global total to 37. These campuses now accommodate around half our people around the world, and the programme has driven significant savings. We plan to open additional offices including Atlanta, Paris and Manchester in 2023.

We continue to implement a new procurement operating model leveraging our global scale, aligned around categories and consolidating suppliers. As part of this programme we launched an initiative in 2022 to optimise our use of our freelance talent across the Company.

The transformation of IT, finance and HR made further progress as we consolidate and modernise our use of IT in these areas. In Enterprise Resource Planning, Workday Financial Management is operational in Wunderman Thompson North America after some delays in implementation due to the complexity of process and system design. We are now in the process of refining the capabilities of this core enterprise system and how it aligns to optimised agency processes. We successfully rolled out Maconomy in several Asia Pacific markets, and plan rollouts in Latin America in 2023.

In the UK we rolled out the first instance of Workday HCM, with plans for more rollouts to come. We also established 24×7 IT service capabilities for the Company, moving over 1,000 people from agency roles into WPP and establishing global hubs in Bucharest, Chennai, Kuala Lumpur and Mexico.

We remain comfortably on target to achieve our goal of £600 million annual cost efficiencies against a 2019 base by 2025.

SIMPLIFICATION
WPP benefits from having a number of distinct and strong agency brands, but as we look to simplify our organisation and respond to our clients' needs for integrated solutions, we have taken the opportunity to bring brands together to streamline and strengthen our offer. During 2022 we announced the merger of two GroupM agencies, Essence and MediaCom, and the formation of GroupM Nexus. In our specialist design agencies we announced the merger of Design Bridge and Superunion to create a single leading design company, Design Bridge and Partners.

TARGETED INVESTMENT
We continued to make organic investments to drive significant long-term growth opportunities, with a particular focus on unifying and accelerating our data, digital and AI capabilities. You can see several examples of our work related to these areas earlier in this report.

Choreograph, our data company, continues to invest in its data offer, allowing brands to predict relevance and drive deeper customer connections, with recent innovative work for Ford and Bayer. Choreograph continues to play a central role in key client assignment wins and retention.

In April 2022 we launched GroupM Nexus, bringing together 9,000 practitioners globally across addressable TV (Finecast), AI, retail media and commerce, programmatic (Xaxis), search and social to be the performance engine for GroupM's agencies. Finecast added 150 new clients in 2022 and grew strongly.

As part of our long-term strategy, we continued to target acquisitions that will bring new strengths and capabilities to our agencies. In 2022 Wunderman Thompson was joined by marketing agency Village Marketing, commerce agencies Newcraft and Diff, and digital agency Fēnom Digital. VMLY&R enhanced its offering with the addition of Corebiz and Passport Brand Design, while Ogilvy was boosted by the acquisition of Bower House Digital, a marketing technology services agency. Global revenue less pass-through costs from experience, commerce and technology grew 9%, in line with expected market growth of 5-15%.

DIVIDENDS, EXCESS CAPITAL AND LEVERAGE TARGET
We take a disciplined approach to capital allocation based around the policy we set out in December 2020. After making organic investments, paying our regular dividend at our target level of around 40% of headline EPS, and completing targeted acquisitions, we will continue to review our capital needs relative to our leverage target of 1.5-1.75x average adjusted net debt/EBITDA. When we have excess capital, we will return it to shareholders, typically via share buybacks.

For 2022, the Board proposes a final dividend of 24.4p, which together with the interim dividend of 15.0p paid in November 2022, would represent a full-year dividend for 2022 of 39.4p, up 26%. In turn this would represent around 40% of headline EPS, in line with our policy.

Over £1.1 billion was returned to shareholders in 2022, comprising £807 million of share buybacks completed and £365 million of dividends paid. Since 2019, over £3.4 billion has been returned to shareholders (£1.5 billion in buybacks and the rest in dividends), while our net debt has been reduced to sustainable levels with leverage at the end of 2022 just below the bottom end of our leverage target.

FAREWELL
After three years in this role my decision to move on to explore new career opportunities outside WPP was announced in November. Following the announcement of the Company's 2023 First Quarter Trading Update, Joanne Wilson, who is currently the CFO of Britvic plc, will take over as WPP's CFO. I will remain with WPP for a short time thereafter to ensure a smooth transition.

I wish Joanne the greatest of success at what is a wonderful, passionately creative organisation, and I'm sure she will continue to build on the substantial progress made over the last three years.

John Rogers
Chief Financial Officer
23 March 2023

TRANSFORMATION
PROGRAMME

Our transformation programme aims to unlock cost savings, creating a more efficient operating platform for our agencies and enabling reinvestment in growth

We aim to achieve annual gross savings of around £600 million by 2025 by improving the effectiveness of our support functions and shared services, generating efficiencies in procurement and real estate, and through simplifying our operating model

APPROXIMATE PHASING OF GROSS COST SAVINGS TARGET
(£m)



⬤ Savings already achieved

2021	2022	2023	2024	2025
245	375	450	525	600

£600m

ANNUAL SAVINGS FROM 2025

By the end of 2022 we delivered around £375m of gross annual savings against a 2019 base, ahead of planned savings of £300m, driven by efficiencies in property, procurement and ways of working

Efficiency savings enable us to reinvest £400m and improve margins by £200m, for the benefit of our people, clients and investors

£400m
REINVESTMENT

£200m
MARGIN IMPROVEMENT

PEOPLE



Improved and simplified day-to-day experiences, consolidating and modernising the tools used by our people across WPP

24×7
global IT hubs in four markets

CLIENTS



Seamless working across agencies, to provide a joined-up offer to clients

~50%
of employees are in shared-agency campuses

INVESTORS



Efficiency savings reinvested to drive growth, improve operating margin and enhance shareholder returns

£375m
gross annual efficiency savings to date



WE REMAIN COMFORTABLY ON TARGET TO ACHIEVE OUR GOAL OF £600 MILLION ANNUAL COST EFFICIENCIES AGAINST A 2019 BASE BY 2025"

John Rogers
Chief Financial Officer

PROGRESS TO DATE



Improve effectiveness in support functions and shared services

- We are modernising the tools used by our people by consolidating multiple financial systems into fewer, modern platforms
- Finance shared services are now live in 20 markets, providing efficient scaled resources
- We have established 24×7 IT services through four global hubs in Bucharest, Chennai, Mexico and Kuala Lumpur



Efficiencies in procurement and property

- We continue to implement a new procurement operating model leveraging our global scale, using a category-led model and consolidating suppliers
- We launched an initiative in 2022 to optimise our use of freelance talent across the Company
- A further five multiple-agency campuses opened in 2022 (Brussels, Düsseldorf, Santiago, Tokyo and Toronto). In early January 2023, we opened a campus in Guangzhou, China, taking the total to 37, accommodating around half our people



Simplifying our operating model

- We have merged more of our businesses to simplify our organisation. Within GroupM we announced the merger of Essence and MediaCom to form EssenceMediacom, and the formation of GroupM Nexus which brings together Finecast, Xaxis and GroupM Services to create the world's leading media performance organisation
- In our specialist design agencies we announced the merger of Design Bridge and Superunion to create a single leading design company, Design Bridge and Partners

BURGER GLITCH

Glitches in the gaming world are annoying. Until you get rewarded for finding them

OFFER
TECHNOLOGY, EXPERIENCE

AGENCY
DAVID (OGILVY), BRAZIL

CLIENT
BURGER KING

Gamers the world over agree there's nothing more annoying than glitches, when the game does unexpected things due to coding errors. But what happens if you embrace glitches and turn them into something good? That's what Burger King and DAVID did with Burger Glitch.

To appeal to gamers, Burger King placed glitches in its own app, inviting users to find them, with a reward for doing so. The promise of rewards for finding hidden glitches not only compelled people to download the chain's mobile app, but also to explore and familiarise themselves with its loyalty features. The coupons gamified the reward experience, pushing the user to make a purchase and potentially encourage future app use.

Every face of Burger King's social channels was altered with Burger Glitch interactions and buggy elements. Self-service kiosks in all Burger King stores were 'glitched', as well as outdoor advertising in several Brazilian cities.

To tie the real world to the virtual one, Burger King produced 'glitched' versions of its own burgers, for example with too many patties or extra ingredients. These 'glitched' menu items were passed around in stores and delivered to major Brazilian game streamers.

The gaming world went crazy for the concept, taking Burger King to a whole new level.

144m
impressions

Awards
Cannes Gold Lion, Brand Activation & Retail
Cannes Gold Lion, Retail & Mobile













FINANCIAL REVIEW

REVIEW OF RESULTS

Reported revenue was up 12.7% at £14.4 billion. Reported revenue on a constant currency basis was up 7.0% compared with last year. Net changes from acquisitions and disposals had a positive impact of 0.3% on growth.

Like-for-like revenue growth for 2022 excluding the impact of currency, acquisitions and disposals, and the other adjustments, was 6.7%.

Revenue less pass-through costs was up 13.5%, and up 7.6% on a constant currency basis. Excluding the impact of acquisitions and disposals and the other adjustments, like-for-like growth was 6.9%. In the fourth quarter, like-for-like revenue less pass-through costs was up 6.4%.

OPERATING PROFITABILITY

Reported profit before tax was £1.2 billion, compared to a profit of £1.0 billion in 2021, reflecting the strong operating performance.

Reported profit after tax was £0.8 billion compared to a profit in 2021 of £0.7 billion.

Headline EBITDA (including IFRS 16 depreciation) for 2022 was up 14.5% to £2.0 billion, compared to £1.8 billion the previous year. Headline operating profit was up 16.6% to £1.7 billion. The significant growth in profitability year-on-year reflects revenue growth and the progress on our transformation programme, with £375 million of gross savings towards our 2025 annual run rate target of £600 million.

Headline operating profit margin was up 40 basis points to 14.8%, and up 40 basis points like-for-like. Staff costs pre-incentives were a 240 basis points drag on margin, reflecting the tight labour market and inflationary backdrop. Personal costs were a 50 basis points drag as travel and in-person meetings recommenced. Offsetting tailwinds were staff incentives (210 basis points), establishment costs (50 basis points), IT costs (30 basis points) and other operating costs (40 basis points).

The Group's headline operating profit margin[1] is after charging £44 million of severance costs, compared with £42 million in 2021 and £424 million of incentive[2] payments, compared to £592 million in 2021.

The average number of people in the Group in 2022 was 114,129 compared to 104,808 in 2021. The total number of people at 31 December 2022 was 115,473 compared to 109,382 at 31 December 2021.

Notes
[1] Headline operating profit as a percentage of revenue less pass-through costs
[2] Short- and long-term incentives and the cost of share-based incentives

---

FINANCIAL HIGHLIGHTS 2022

£14.4bn
revenue
(2021: £12.8bn)

6.9%
like-for-like revenue less pass-through costs growth
(2021: 12.1%)

14.8%
headline operating margin
(2021: 14.4%)

This Strategic Report should be read in conjunction with the Corporate Governance report on pages 100 to 157 and pages 220 to 231. The Group's key performance indicators are discussed on pages 52 to 55.

This Strategic Report includes figures and ratios that are not readily available from the Financial Statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown on pages 216 and 217 and are defined in the Glossary on pages 232 and 233.

ADJUSTING ITEMS

The Group incurred a net loss from adjusting items of £341 million in 2022. This comprises the Group's share of adjusting items from associates (£134 million), restructuring and transformation costs (£219 million) and other net gains from adjusting items (£12 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group's operations, investments in IT and ERP systems as part of our transformation programme. This compares with a net loss from adjusting items in 2021 of £270 million.

INTEREST AND TAXES

Net finance costs (excluding the revaluation and retranslation of financial instruments) were £214 million, a decrease of £1 million year-on-year.

The reported tax charge was £384 million (2021: £230 million). The headline tax rate (measured on headline profit before tax, including associate income) was 25.5% (2021: 24.0%). Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to be around 27.0% in 2023, and to continue to increase in the next few years.

EARNINGS AND DIVIDEND

Reported profit before tax was up 22.0% to £1.2 billion. Headline profit before tax was up 17.3% to £1.6 billion, and headline profit attributable to share owners was £1.1 billion.

Reported diluted earnings per share were 61.2 pence, compared to 52.5 pence in the prior period. Headline diluted earnings per share were up 25.5% to 98.5 pence.

The Board is proposing a final dividend for 2022 of 24.4 pence per share, which together with the interim dividend paid in November 2022 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 9 June 2023, and the dividend will be payable on 7 July 2023.

BUSINESS SECTOR REVIEW

During 2022, we have reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies. Prior year figures have been re-presented to reflect the reallocation.

Global Integrated Agencies reported revenue was up 18.7% in the final quarter. Like-for-like revenue less pass-through costs was up 6.6% in the final quarter, and up 9.8% on a three-year basis. GroupM, which represented 37% of WPP's revenue less pass-through costs in the fourth quarter, was up 8.8% like-for-like. The other integrated agencies all recorded broadly similar levels of growth. For the full year, like-for-like revenue less pass-through costs for the segment was up 6.9%, and up 9.5% over three years.

REVENUE LESS PASS-THROUGH COSTS GROWTH VERSUS 2021

%



Like-for-like	6.9
Acquisitions	0.7
FX	5.9
Reported	13.5

Public Relations reported revenue was up 30.1% in the final quarter. Like-for-like revenue less pass-through costs was up 6.5% in the final quarter, and up 17.5% on a three-year basis. All agencies continued to grow well, with Hill+Knowlton Strategies growing strongly. During the period we launched FGS Global, the new name and branding for the merger of Finsbury Glover Hering and Sard Verbinnen. For the full year, like-for-like revenue less pass-through costs for the segment was up 8.2%, and up 15.9% over three years.

Specialist Agencies reported revenue was up 19.3% in the final quarter. Like-for-like revenue less pass-through costs was up 4.4% in the final quarter, and up 8.7% on a three-year basis. For the full year, like-for-like revenue less pass-through costs for the segment was up 5.6%, and up 13.8% over three years.

REVENUE ANALYSIS

£ million	2022	2021	+/(-) % reported	+/(-) % LFL[1]
Global Integrated Agencies	12,191	10,890	11.9	6.9
Public Relations	1,228	959	28.1	9.4
Specialist Agencies	1,010	952	6.1	1.9
Total Group	**14,429**	**12,801**	**12.7**	**6.7**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2022	2021	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	9,742	8,683	12.2	6.9
Public Relations	1,157	910	27.1	8.2
Specialist Agencies	900	804	11.9	5.6
Total Group	**11,799**	**10,397**	**13.5**	**6.9**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2022	% margin*	2021	% margin*
Global Integrated Agencies	1,432	14.7	1,222	14.1
Public Relations	191	16.5	143	15.7
Specialist Agencies	119	13.2	129	16.0
Total Group	**1,742**	**14.8**	**1,494**	**14.4**

* Headline operating profit as a percentage of revenue less pass-through costs

Note
1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions, disposals and other adjustments

REVENUE LESS PASS-THROUGH COSTS BY BUSINESS VERSUS 2021
%



Global Integrated Agencies	+12.2%
Public Relations	+27.1%
Specialist Agencies	+11.9%
Total	**+13.5%**

REGIONAL REVIEW

North America reported revenue was up 30.6% in the final quarter. Like-for-like revenue less pass-through costs was up 3.4% in the final quarter, and up 8.6% on a three-year basis. The United States continued to grow at a high-single-digit rate, led by Ogilvy, Hogarth and GroupM. On a full-year basis, like-for-like revenue less pass-through costs in North America was up 6.6%, and up 10.2% over three years.

United Kingdom reported revenue was up 24.3% in the final quarter. Like-for-like revenue less pass-through costs was up 12.0% in the final quarter, and up 14.0% on a three-year basis. GroupM and Hogarth were the strongest performers. On a full-year basis, like-for-like revenue less pass-through costs was up 7.6%, and up 10.8% over three years.

Western Continental Europe reported revenue was up 12.7% in the final quarter. Like-for-like revenue less pass-through costs was up 8.7% in the final quarter, and up 12.7% on a three-year basis. Spain was the strongest performer in the quarter, up 38.6% driven by good growth from Ogilvy and Wunderman Thompson. France declined 12.2% in the quarter and 18.7% over three years, reflecting the full-year impact of client losses in 2021. On a full-year basis, like-for-like revenue less pass-through costs in the region was up 5.5%, and up 11.0% over three years.

In **Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe**, reported revenue was up 10.4% in the final quarter. Like-for-like revenue less pass-through costs was up 5.9% in the final quarter, and up 8.7% on a three-year basis.

REVENUE ANALYSIS

£ million	2022	2021	+/(-) % reported	+/(-) % LFL[1]
N. America	5,550	4,494	23.5	7.8
United Kingdom	2,004	1,867	7.3	6.3
W. Cont. Europe	2,876	2,786	3.2	4.8
AP, LA, AME, CEE[2]	3,999	3,654	9.5	7.0
Total Group	**14,429**	**12,801**	**12.7**	**6.7**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2022	2021	+/(-) % reported	+/(-) % LFL
N. America	4,688	3,849	21.8	6.6
United Kingdom	1,537	1,414	8.7	7.6
W. Cont. Europe	2,319	2,226	4.2	5.5
AP, LA, AME, CEE	3,255	2,908	11.9	8.0
Total Group	**11,799**	**10,397**	**13.5**	**6.9**

HEADLINE OPERATING PROFIT ANALYSIS

£ million	2022	% margin*	2021	% margin*
N. America	771	16.4	656	17.0
United Kingdom	187	12.3	181	12.8
W. Cont. Europe	301	13.0	289	13.0
AP, LA, AME, CEE	483	14.8	368	12.7
Total Group	**1,742**	**14.8**	**1,494**	**14.4**

* Headline operating profit as a percentage of revenue less pass-through costs

Notes
1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals and other adjustments
2 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION VERSUS 2021
%



North America	+21.8%
United Kingdom	+8.7%
Western Continental Europe	+4.2%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	+11.9%
Total	**13.5%**

In Latin America growth benefited from a strong performance in Brazil and very strong growth in Argentina, while Asia Pacific continued to be negatively impacted by Covid-related restrictions in China. On a full-year basis, like-for-like revenue less pass-through costs was up 8.0%, and up 8.8% over three years.

The decline of like-for-like revenue less pass-through costs in China in Q4 reflected widespread Covid-related lockdowns during the quarter. Policy changes and the subsequent re-opening late in the quarter is expected to benefit WPP later in 2023 with media and programmatic business recovering first, followed by creative activities.

CASH FLOW HIGHLIGHTS
In 2022, net cash outflow was £1,398 million, compared to a £256 million outflow in 2021. The main driver of the cash flow performance year-on-year was the £328 million adverse movement in trade working capital lapping positive movement in the prior year, driven by year-end mix and timing factors. The £519 million adverse movement in other receivables, payables and provisions was driven by a reduction in staff incentives payable, prepayments and year-end mix and timing factors associated with VAT, growth in the dividend and the increase in the share buyback.

BALANCE SHEET HIGHLIGHTS
As at 31 December 2022 we had cash and cash equivalents of £2.0 billion and total liquidity, including undrawn credit facilities of £4.1 billion. Average adjusted net debt in 2022 was £2.9 billion, compared to £1.6 billion in the prior period, at 2022

exchange rates. On 31 December 2022 adjusted net debt was £2.5 billion, against £0.9 billion on 31 December 2021, an increase of £1.4 billion at 2022 exchange rates. The higher adjusted net debt figure mainly reflects the £1,172 million returned to shareholders in 2022 comprising £807 million of share buybacks completed and £365 million of dividends paid.

We spent £863 million on share purchases during the year, of which £807 million related to share buybacks.

Around £50 million of share repurchases planned for 2023 are continuing to offset dilution from share-based payments.

Our bond portfolio at 31 December 2022 had an average maturity of 6.4 years.

The average adjusted net debt to EBITDA ratio in the 12 months to 31 December 2022 is 1.46x, which excludes the impact of IFRS 16. This is slightly below our target range of 1.5-1.75x average adjusted net debt to EBITDA.

OUTLOOK
WPP is entering 2023 with a compelling client offer, good momentum from new business wins, and a robust balance sheet.

Our guidance for 2023 is as follows:

– Like-for-like revenue less pass-through costs growth of 3-5%
– Further margin improvement reflecting continued operating leverage to deliver a headline margin of around 15% (excluding the impact of FX)

– We also anticipate mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
– Headline income from associates is expected to be around £40 million*
– Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 27.0%
– Capex £300 million
– Restructuring costs of around £180 million
– Trade working capital expected to be broadly flat year-on-year with operational improvement offsetting increased client focus on cash management
– Average adjusted net debt/EBITDA within the range of 1.5x-1.75x

MEDIUM-TERM GUIDANCE
We remain confident in our ability to deliver annual revenue less pass-through costs growth of 3-4% and headline operating profit margin of 15.5-16%, as a result of the actions we have taken to broaden and strengthen our services, to increase our exposure to attractive industry segments and to leverage our global scale.

* Kantar associate income – In accordance with IAS 28: Investments in Associates and Joint Ventures, once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. At the end of 2022 WPP's cumulative reported share of losses in Kantar has reduced the carrying value of the investment to zero. This means that we expect that around £40-50 million of Kantar headline income will not be recognised in our headline income from associates during 2023

ADJUSTED NET DEBT
£ million



2018	2019	2020	2021	**2022**
4,017	1,540	696	901	**2,479**

ⓘ **For more information on our strategy see pages 1 to 55**

SUSTAINABILITY

Creativity can address some of the world's biggest issues

WPP's purpose – to use the power of creativity to build better futures for our people, planet, clients and communities – helps us focus on the wider impact we have on the world around us

Our industry connects with many of the most urgent issues we face as a society – diversity, racial equity, privacy, data ethics and, of course, climate change. What we do and the judgements we make are critically important. Tackling these issues is no longer just a 'nice to have'. It is integral to how we do business.

As one of the major players in our industry, we can use our scale to help bring about change. That's why we set strong, time-bound targets to reach net zero both within our organisation and throughout our supply chain. It's a big task, but we firmly believe it's possible.

It's also why, in 2022, GroupM launched its media decarbonisation programme, advocating for standardised emissions measurement across the industry (see page 76). This is a vital first step to tackling 50% of our supply chain carbon footprint.

Our campuses are built to high sustainability standards, where everything from the type of flooring materials used to encouraging wildlife at each site is carefully considered.

We aim to use our creativity for good, delivering work that makes sustainable lifestyles more desirable and seeks to solve some of society's most pressing issues. In 2022 we produced £9.6 million worth of pro bono work for a variety of causes including environmental issues, LGBTQ+ equality and women's rights.

We also explored the unprecedented potential within AI and new technology to produce never-before-seen solutions for health and wellbeing, and to support underrepresented communities.

By putting in place strong DE&I policies and programmes that create spaces and opportunities for people and communities who are too often overlooked, we can create engaged, diverse, vibrant workplaces to attract the people who will help drive our agenda forward.

That way, we can work together to create the fairer, more sustainable future we all want to see.

MORNING AFTER ISLAND

Fighting the clampdown on women's rights



OFFER
COMMUNICATIONS

AGENCY
OGILVY, HONDURAS

CLIENT
GRUPO ESTRATÉGICO PAE



Honduras is the only Latin American country to ban the morning after pill: any woman found taking it faces up to six years in prison. Since the ban was introduced in 2009, 350,000 underage Honduran girls have given birth.

Women's rights advocates Grupo Estratégico PAE and Ogilvy Honduras came together to create Morning After Island, a floating safe space in international waters outside Honduran jurisdiction where women could access the pill without fear of prosecution.

As weekly boat trips took women to the island, Ogilvy created a video campaign encouraging people to sign a petition for change. It gained more than 800,000 signatures in less than six months. Hundreds of media outlets across 14 countries covered it and, eventually, Honduran President Xiomara Castro invited Grupo Estratégico to a public meeting. Castro called on congress to draft legislation defending the sexual, reproductive and civil rights of three million Honduran women. This proposal was eventually converted into law, allowing for the legal use of the pill for the first time in 13 years.



1
law changed

2m
signatures to repeal the ban

269m
organic impressions

Awards
Cannes Lions Gold, Health & Wellness



SUSTAINABILITY AND OUR STRATEGY

Our sustainability strategy sets out how we use the power of creativity to build better futures for our people, planet, clients and communities

It supports all elements of our corporate strategy (see table, page 69).

Our sustainability commitments are not just the right thing to do, they add meaning for our people, who want to work for a company that shares their values, and our clients, who look to us to help them find and scale solutions to achieve their own goals and deliver positive impact.

WPP IS THE CREATIVE TRANSFORMATION COMPANY

COMMS EXPERIENCE COMMERCE TECH

How we implement change to build better futures for our people, planet, clients and communities

DELIVERED THROUGH OUR SUSTAINABILITY STRATEGY

ENSURING TRUST, FAIRNESS AND GOVERNANCE	DRIVING DIVERSITY, EQUITY AND INCLUSION	ACCELERATING THE SUSTAINABLE ECONOMY	GOALS AND METRICS
PEOPLE **Become the employer of choice for all**			4 Quality education; 5 Gender equality; 10 Reduced inequalities
A culture where everyone is treated with dignity and respect	Ensuring an inclusive working environment with fair representation	Growing sustainability skills and knowledge across our industry	– Proportion of women in senior leadership positions – Proportion of non-white employees in senior leadership positions – Continued improvement of diversity data disclosure – Employee participation in listening and engagement programmes – Number of participants in sustainability or DE&I training programmes – Sustainability strategy embedded in executive remuneration
PLANET **Maximise our positive impact on the planet**			13 Climate action
Developing common carbon metrics as we move to integrated reporting	Building campuses which make a positive contribution to local communities	Reaching net zero across our supply chain by 2030	– Progress towards net zero carbon emissions in our operations by 2025 (Scope 1 and 2) and in our supply chain by 2030 (Scope 3) – Progress towards 100% renewable electricity – Phase out single-use plastics in our offices
CLIENTS **Enable our clients on their sustainability journeys**			8 Decent work and economic growth; 12 Responsible consumption and production
Ensuring fairness and high privacy and data ethics standards in our work	Ensuring our client work is inclusive and accessible	Supporting our clients to reduce their emissions and deliver their sustainability goals	– Roll out diversity evaluation scores to track progress in inclusive marketing – Building common standards to measure carbon emissions in media and production
COMMUNITIES **Use the power of our creativity and voice to support healthy and vibrant communities**			16 Peace, justice and strong institutions; 17 Partnerships for the goals
Buying responsibly and building a diverse supplier network	Advancing equity and inclusion through our work, external partnerships and initiatives	Working with partners, social enterprises and clients to drive sustainability	– Investment in pro bono work and free media space – Progress towards investing $30 million over three years through our Racial Equity Programme

















Our sustainability strategy is aligned to all elements of our corporate strategy.

STRATEGIC ELEMENT	SUSTAINABILITY STRATEGY		
VISION & OFFER	**SUSTAINABILITY AT THE HEART OF OUR OFFER FOR CLIENTS** A growing number of clients are embracing inclusion, diversity and sustainability and looking to articulate the purpose and impact of their brands. They look for partners who share their sustainability values and aspirations.	Our commitment to responsible and sustainable business practices helps us to broaden and deepen these partnerships, and to meet the growing expectations and sustainability requirements in client procurement processes.	**Clients, see page 77** **Transparency and trust, see page 81**
CREATIVITY	**SOCIAL INVESTMENT** Our pro bono work can make a significant difference to charities and NGOs, enabling our partners to raise awareness and funds, recruit members and achieve campaign objectives.	Pro bono work benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns that raise the profile of our agencies.	**Communities, see page 79**
	DIVERSE, EQUITABLE AND INCLUSIVE TEAMS Diversity and difference power creativity. We foster an inclusive culture across WPP: one that is equitable and respectful of diverse thoughts and individual expression.	We want all of our people to feel valued and able to fulfil their potential, regardless of background, lived experience, sex, gender, race and ethnicity, thinking style, sexual orientation, age, religion, disability, family status and so much more.	**People, see pages 70-72**
DATA & TECHNOLOGY	**DATA ETHICS AND PRIVACY** Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients.	We have a responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.	**Data ethics, privacy, and security, see page 84**
SIMPLER STRUCTURE	**CAMPUSES** Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We continue to move employees into campuses, closing multiple smaller sites and replacing them with fewer, larger, more efficient buildings that	offer modern, world-class workspaces. By 2025, we expect 85,000 of our people will work in at least 65 net zero campuses powered by renewable electricity.	**Planet, see pages 74 and 75**
PEOPLE & CULTURE	**SHARED VALUES ACROSS OUR BUSINESS AND SUPPLY CHAIN** Strong employment policies, investment in skills and inclusive working practices help us recruit, motivate and develop the talented people we need to serve our clients in all disciplines across our locations.	Selecting suppliers and partners who adopt standards consistent with our own can reduce costs, improve efficiency and protect our reputation.	**People, see pages 70-72** **Supply network, see page 83**

PEOPLE



We aim to create a stimulating place of work where everyone feels supported, involved and encouraged to be their best. People make WPP, and here's why

HELPING OUR PEOPLE TO PLAY THEIR PART

We know a growing number of employees want to work for a company that is willing to stand up for the issues they care about.

We have partnered with the UNHCR to run employee match-funding appeals for disaster relief. Our people have given generously to support those impacted by the conflict in Ukraine, the floods in Pakistan and, in February 2023, the devastating earthquakes in Turkey and Syria.

DIVERSITY, EQUITY AND INCLUSION

We strive to create fair, inclusive places to work across WPP globally. We put in place policies to prioritise fairness and equity, with the aim of building a culture in which our people have the opportunity to thrive and differences are celebrated.

Our Code of Business Conduct sets out our commitment to select and promote our people without discrimination or concern for factors such as sex, gender, race and ethnicity, sexual orientation, age, religion, disability or family status. This Code applies to all our people.

GENDER BALANCE

We aim to reach gender parity at all levels of our business. Over half (54%) of our senior managers are women (2021: 52%). The proportion of women in executive leadership roles[1] is 40% (2021: 39%). The proportion of women on the Executive Committee increased to 40%⊙, compared to 35% in the previous year. At Board level, the proportion of women is 38% (2021: 43%). When Joanne Wilson succeeds John Rogers as CFO following the announcement of the Company's 2023 First Quarter Trading

Update, the proportion of women on the Board will be 46%. However, our ambition for Board gender diversity remains to reach parity. We are proud to have been named in the Bloomberg Gender-Equality Index for the fifth year in a row.

We are a committed signatory of the Women's Empowerment Principles, a guide for businesses on how to empower women in the workplace, marketplace and community.

ⓘ **To read about our work with UN Women, see page 79**

LGBTQ+

WPP Unite celebrates our Company-wide LGBTQ+ community. In 2022 the community launched in India, and Australia and New Zealand. Unite advises on policies that impact on LGBTQ+ talent across WPP and our agencies to ensure diverse thinking and creativity thrive within WPP's workplaces and within our work.

In 2022, Unite consulted on WPP's Reality Flag campaign with the Human Rights Campaign, which was awarded the Most Effective Integrated Marketing Campaign at The Drum Awards. A cross-agency collaboration between VMLY&R, BCW, Wavemaker, Hogarth and Unite, the campaign is designed to rally public support for The Equality Act, landmark federal legislation that would guarantee explicit and consistent non-discrimination protections for LGBTQ+ people in key areas of life across the United States.

In 2022, WPP received a top score of 100 in the Corporate Equality Index, and was again named among the Best Places to Work for LGBTQ+ equality.

ETHNICITY

As part of our commitments to advance racial equity, we began publishing our workforce diversity data in the United States and UK in 2020.

 **For information on our workforce diversity data, see our 2022 Sustainability Report**

DISABILITY

With more than one billion people worldwide estimated to experience disability,[2] designing for accessibility and inclusion is not only the right thing to do, it helps create better products for everyone. WPP is a proud member of The Valuable 500, a global business collective made up of 500 CEOs and their companies, innovating together for disability inclusion. As part of our commitment, we established a centre of excellence for inclusive design to help our clients make their customer experiences disability-inclusive and accessible.

We recruit, select and promote our people on the basis of their qualifications, relevant experience and merit, without discrimination or concern for disability. Candidates are assessed objectively against the requirements of the job, taking account of any reasonable adjustments that may be required for candidates with a disability. For people who develop a disability during their employment, we make adjustments to their working environment or other employment arrangements wherever possible, within a reasonable time frame and in consultation with the employee.

---

1 Executive leadership roles are defined by WPP as the agency board and executive leadership population as reported through WPP's financial reporting system
2 World Bank, *Disability Inclusion Overview*, April 2022

GENDER DIVERSITY

Board and executive

40% (1,432)	60% (2,121)	**2022**⊚
39% (1,552)	61% (2,395)	2021

Senior managers

54% (11,401)	46% (9,781)	**2022**
52% (9,630)	48% (8,784)	2021

All other employees

57% (50,979)	43% (38,237)	**2022**
57% (49,104)	43% (36,730)	2021

Total employees

56% (63,812)	44% (50,138)	**2022**⊚
56% (60,286)	44% (47,910)	2021

● Female ● Male

Gender diversity figures exclude a small proportion where gender is unknown or undisclosed. In 2022, this accounted for less than 1% of total headcount.

AGE DIVERSITY ⊚



- ● 19 or under **<1%**
- ● 20-29 **34%**
- ● 30-39 **38%**
- ● 40-49 **19%**
- ● 50-59 **7%**
- ● 60 and over **2%**

Age diversity figures exclude a small proportion where age is unknown or undisclosed. In 2022, this accounted for 1% of total headcount.

⊚ These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report

LISTENING AND ENGAGING

In 2022 we launched the refreshed All In staff survey to help us listen to our people and continue to create a culture that is inclusive and empowering to all. Two-thirds of employees took part, with 'belonging' and 'feeling valued' coming out as two of the top reasons for working for WPP.

We continue to build on new ways to connect. Our virtual global CEO townhall series, where Mark Read and WPP leaders discuss issues important to our colleagues, had an average 5,900 participants tuning in, up 40% from the year before. We kicked off 2023 with a sustainability-focused townhall which attracted an audience of over 8,500.

A NEW WAY OF WORKING

The last two-and-a-half years have brought lasting changes to the way we work at WPP. We've embraced greater flexibility in how and where we do our jobs, and found that can deliver better outcomes for ourselves and our business.

We continue to move our people into modern, more energy-efficient and dynamic workspaces that facilitate learning, encourage creative collaboration, and give clients access to the breadth and depth of WPP talent in one inspiring location.

By 2025, we will have at least 65 net zero campuses running on electricity from renewable sources. Our strategy also focuses on repurposing old, iconic buildings where we reuse as much of the structure and fittings as we can to retain embodied carbon and limit impact.

We aim to select, design and run our offices in a way that promotes sustainability and wellbeing. In 2022, with our architecture firm BDG, we created a new ESG building assessment tool to help us identify opportunities to support employees' wellbeing needs and reduce energy use, optimise resource use and create opportunities for circular business models in our materials use (for example, as we refit offices to meet changing business needs).

SUSTAINABILITY ENGAGEMENT

So our employees can fully engage in our commitment to reach net zero, in 2022 we:

- Launched a new Green Claims Guide and associated training to help equip people with principles and practical tips for making effective environmental claims and avoiding misleading the public
- Rolled out sustainability fundamentals training in GroupM across the UK, which in 2023 will be accessible to all employees across WPP
- Delivered tailored sustainability reporting training for finance and risk teams
- Partnered with Google Cloud to run sustainability training for IT teams
- Rolled out targeted tools and resources to eliminate single-use plastics across our offices (see page 75)

And we continue to offer training through programmes such as AdGreen, an initiative to unite the advertising industry in eliminating the negative environmental impacts of production, and through the Change the Brief Alliance, training creatives and strategists to drive consumer behaviour change and sustainability.

Across our offices and agencies, a growing network of 'green teams' are connecting sustainability enthusiasts to embed sustainability and drive change through events, training, innovative initiatives and employee activation.

In Sydney, we partnered with My Net Zero to provide personalised sustainability plans for our people. In Belgium and Prague, our bike-to-work schemes are fostering health and wellbeing alongside a low-emissions commute. And in Paris and London, we hosted vegan takeovers in campus cafés.

VMLY&R grew its active 'green team' network to more than 130 across North America, Ogilvy hosted sustainability deep-dives as part of its annual Learning Day, Landor & Fitch continued to support members of its 450+ strong 'Good Squad' in sustainable brand innovation, and Wunderman Thompson launched a sustainable travel guide for global colleagues.

We will continue to inspire, equip and empower our people to put sustainability into practice in 2023.

HEALTH, SAFETY AND WELLBEING

Work-related stress is one of our main – and growing – health and safety hazards.

We are committed to creating mentally healthy workplaces. In 2022 we became a founding member of the Global Business Collaboration for Better Workplace Mental Health, the first global business-led initiative designed to advocate for – and accelerate – positive change for mental health in the workplace.

Over the course of the year, we expanded our Mental Health Allies programme to the United States and Singapore, building on a successful pilot in the UK. We now have 550 Allies who work to ensure colleagues stay healthy, supported and safe by encouraging open conversations about mental health in the workplace and guiding people to help and resources.

We also introduced Making Space, an initiative focused on giving people space to look after their wellbeing and inspiring creativity, which kicked off with a four-day weekend for all employees to take time out to recharge, reset and refresh.

Our Employee Assistance Programme covers all our people around the world, and is designed to help employees manage and prevent challenges so they can stay healthy in their work and personal life. The programme is a 24/7 service for employees and eligible family members that provides access to free confidential counselling and support, as well as resources on topics such as managing stress, dealing with loss and referrals to local financial or legal help.

DAYS LOST DUE TO SICKNESS



- ● Days lost due to sickness
- ▬ Days lost per person

LABOUR RELATIONS

We support the rights of our people to join trade unions and to bargain collectively, although trade union membership is not particularly widespread in our industry.

In 2022, around 4% of our employees were either members of a trade union or covered by a collective bargaining agreement (2021: 4%). We held 220 consultations with works councils, mainly in Europe (2021: 268).

We have made around 3,300 redundancies, largely as part of our transformation programme and as we merged and restructured some agencies. We consulted with our employees as appropriate and supported affected people through our Employee Assistance Programme which includes outplacement in appropriate cases. Through our internal talent marketplace we try to ensure any open roles are filled by employees who have the right skills before recruiting for those roles externally.







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ZOTERIA

A digital solution that raises awareness of LGBTQ+ hate crime

OFFER
TECHNOLOGY

AGENCY
POTATO (AKQA)

CLIENT
VODAFONE FOUNDATION

New research by Vodafone found that 68% of LGBTQ+ respondents had been victims of hate crime in the last year. Motivated by this shocking statistic – and the fact that three-quarters didn't report it – Vodafone Foundation, in partnership with Stonewall and Galop, wanted to develop an app to provide an easy and effective way to report abusive incidents and offer support.

After in-depth research to hear the community's needs, Potato designed a mobile app that's fast, reassuring and instantly connects victims with the best support available, empowering members of the community to safely report hate crime.

Zoteria will also be able to provide a far more accurate view of the extent of hate crimes across the UK. Anonymised data will be available to local authorities so they can better understand the issue within their region and put in place strategies to address it.

Data will also help highlight the issues faced by LGBTQ+ people from ethnic minorities, with recent UK studies suggesting this group faces specific, intersectional barriers to equality.

The app provides access to other vital support services, including LGBTQ+ advice, mental health and sexual health services, and information on local LGBTQ+ events to help people stay connected with their local communities.



Read Beyond the Rainbow, WPP Unite and Choreograph's joint study into the future of LGBTQ+ marketing

PLANET



It is everyone's responsibility to help tackle the climate crisis

Our planet needs everyone, everywhere to take the climate crisis seriously. The public demands it, our clients demand it and we demand it of ourselves. As one of the world's biggest marketing services companies, we are committed to driving positive change across the industry and beyond.

OUR CLIMATE STRATEGY
In 2021, we set near-term science-based targets and committed to reach net zero across our own operations (Scope 1 and 2) by 2025, and our supply chain (Scope 3) by 2030. These targets include emissions from media buying (more than half of our total footprint) – an industry first. Read about our 2022 performance in the charts on page 75.

We are in the process of developing detailed roadmaps to reduce Scope 1, 2 and 3 emissions, and we will publish our first formal transition plan in 2023 aligned to the recommendations of the Transition Plan Taskforce.

Collaboration with clients and suppliers is critical to delivering against our targets and promoting low-carbon and regenerative living at the scale needed to address the climate crisis. Of our 50 largest clients, 78% have set or are committed to setting science-based reduction targets through the Science Based Targets initiative (SBTi), up from 62% in 2021. These clients look to us to help them find and scale solutions (for an example, see page 78). Through GroupM, we are working with industry trade bodies to agree a consistent and transparent methodology for calculating emissions from media placement (see page 76 for more).

In 2022 we launched a new Green Claims Guide, supported by training sessions, to help equip our people with principles and practical tips for making fair and accurate environmental claims and avoiding misleading the public (see page 77).

REDUCING SCOPE 1 EMISSIONS
Our Scope 1 emissions for 2022 were 14,105 tCO$_2$e (2021: 13,292 tCO$_2$e), of which a subtotal 10,051 tCO$_2$e ⬤ (71% of our total Scope 1 emissions footprint) has been subject to independent limited assurance procedures by PwC. The Scope 1 emissions not subject to assurance procedures relate to locally contracted company cars, for which emissions have been estimated.

We continue to move our people into modern, energy-efficient and dynamic workspaces that facilitate learning, encourage creative collaboration and give clients access to the breadth and depth of WPP talent in one location. Our investment in campuses around the world will, by 2025, bring 85,000 of our people together in at least 65 net zero campuses running on electricity from renewable sources.

Company cars accounted for 64% of our Scope 1 emissions. We aim to reduce emissions by shifting company cars to electric and hybrid vehicles in all markets where infrastructure makes it feasible to do so. In 2022, 30% of centrally leased company cars were electric or hybrid vehicles, compared to 24% in the prior year.

REDUCING SCOPE 2 EMISSIONS
Scope 2 market-based emissions were 11,096 tCO2e ⬤ (2021: 21,840 tCO2e), a 49% reduction from 2021. Scope 2 location-based emissions were 50,867 tCO2e ⬤ (2021: 55,990 tCO2e), a 9% reduction from 2021.

WPP is a member of RE100, the global corporate renewable energy initiative, and we have committed to sourcing 100% of our electricity from renewable sources by 2025. In 2022, we bought 83% ⬤ of our electricity from renewable sources (2021: 74%).

REDUCING SCOPE 3 EMISSIONS
Our supply chain makes up the overwhelming majority (98%) of our total emissions.[1] We aim to halve our Scope 3 emissions by 2030 (2019 baseline year).

MEDIA DECARBONISATION
With over $60 billion in advertising placed annually on behalf of clients, WPP is the world's largest investor in media advertising. As the first company to account for media emissions (more than half our supply chain emissions)[1] in our science-based reduction targets, WPP and GroupM are rapidly identifying risks and opportunities to support the industry and our clients to reduce emissions in this highly complex space.

In 2022, GroupM developed and released a methodology for calculating emissions from media and launched a coalition of leading advertisers – representing $10 billion in global advertising investment – with a commitment to advocate for shared industry standards and accelerate the decarbonisation of the world's media supply chain. In February 2023, we launched a new media omnichannel carbon calculator for clients, enabling clients for the first time to factor channel-level carbon emissions data into their media planning (see page 76).

---

[1]   Data from 2019 baseline
⬤   These metrics were subject to independent limited assurance procedures by PricewaterhouseCoopers LLP ('PwC') for the year ended 31 December 2022. For the results of PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report

WPP IS A PROUD SIGNATORY TO BOTH THE UN GLOBAL COMPACT'S BUSINESS AMBITION FOR 1.5°C, WHICH AIMS TO GALVANISE BUSINESS SUPPORT FOR STRONG CLIMATE ACTION, AND THE UNFCCC'S RACE TO ZERO CAMPAIGN

TARGETS AND COMMITMENTS

84%
absolute Scope 1 and 2 greenhouse gas (GHG) emissions reduction by 2025 from a 2019 base year[2]

50%
absolute Scope 3 GHG emissions reduction by 2030 from a 2019 base year,[2] including media buying – an industry first

Net zero
across own operations (Scope 1 and 2) by 2025 and across entire supply chain (Scope 3) by 2030

100%
electricity from renewable sources by 2025

PRODUCTION
The carbon emissions generated by the production of the films and other content we create on behalf of clients are responsible for 14% of our supply chain carbon footprint.[1] Hogarth, our production agency, continues to develop virtual production capabilities, partnering with key industry innovators to create a compelling alternative to traditional production methods.

TECHNOLOGY
The technology we use – from data centres to the emails we send – generates 6% of our Scope 3 footprint.[1] As we increase our use of cloud infrastructure, powered by renewable electricity, we will reduce our energy consumption and our carbon emissions, as well as drive down waste.

AIR TRAVEL
Business travel accounts for around 3% of our supply chain carbon footprint.[1] To offset the resulting emissions, we have been purchasing high-quality carbon credits since 2007, which are charged to each of our agencies to create an internal carbon cost.

OFFSETTING
The first step to limiting emissions must always be to reduce the total footprint of any product or service as far as possible. Our Environment Policy, introduced in 2022, sets out how we manage the cost and quality of the carbon credits we buy to offset emissions we cannot avoid.

CIRCULAR ECONOMY
Moving from a 'take-make-dispose' economy to a circular economy where waste is eliminated, resources are circulated and nature is regenerated could create $4.5 trillion in annual economic output by 2030. WPP can contribute to this transition through the work we do for our clients (see example on page 78).

Within our own operations, we remain committed to phasing out plastics that cannot be reused, recycled or composted across our campuses and offices worldwide. In 2022, as office occupancy increased, we redoubled our efforts. All campuses completed a plastics audit, looking at what they buy and how they dispose of plastics. At year-end all campuses had plastic recycling facilities in place. But we still have work to do. In 2023, with sponsorship from our agency Chief Finance Officers, we will continue to drive progress beyond our campuses and across all products purchased by our agencies.

DATA QUALITY
A significant challenge for reducing carbon emissions is being able to measure them with confidence. We are working to improve the quality and coverage of our emissions data.

2022 PERFORMANCE

MARKET BASED SCOPE 1 AND 2 CARBON EMISSIONS PROGRESS



- 2019: 87,585 — 0.82
- 2020: 51,962 — 0.52
- 2021: 35,132 — 0.32
- **2022: 25,201 — 0.22**

● Scope 1 and 2 (tCO₂e)
— Scope 1 and 2 per person (tCO₂e/person)

Our Scope 1 and 2 market-based emissions for 2022 were 0.22 tCO₂e/person, a 32% reduction from 2021 and 73% reduction from our 2019 baseline. Our carbon intensity per £1 million revenue was 1.75 tCO₂e, a 36% reduction since 2021

We are working to include the portion of unassured Scope 1 data relating to locally managed company cars, and the proportion of unassured locally managed air travel emissions data, in scope for limited external assurance in future years. As we refine our methodologies and improve data quality, we will apply these to prior years and restate data if a material gap is identified.

From production to media investment, we support the development of more robust protocols to measure emissions across the industry.

 **For more information, see the planet section of our 2022 Sustainability Report**

CARBON EMISSIONS FROM AIR TRAVEL
TONNES CO₂e EMISSIONS



- 2019: 122,967
- 2020: 23,325
- 2021: 11,421
- **2022: 55,662**

1 Data from 2019 baseline
2 Target verified by SBTi in line with ambition to limit climate change to 1.5°C from pre-industrial levels

CALCULATING MEDIA EMISSIONS

Decarbonising the media industry

GroupM is the world's largest media buyer, placing more than $60 billion each year on behalf of clients. In line with WPP's commitment to halve supply chain carbon emissions by 2030 (from a 2019 baseline), in 2022 GroupM launched an ambitious and bold new strategy to decarbonise media advertising.

Working with independent carbon measurement specialists, and with input from clients, industry partners and third parties, GroupM developed and launched a global carbon measurement framework that makes it possible, for the first time, to measure carbon consistently across different media channels. To help drive industry-wide progress and work towards a common measurement system for emissions from media buying, GroupM made the framework open source.

To push for the biggest change in the shortest timeframe, GroupM formed a client coalition to bring together leading advertisers, collectively representing $10 billion in global advertising investment. The coalition will advocate for shared industry standards and advance efforts to reduce the amount of carbon created by the placement of advertising.

In February 2023, GroupM launched an omnichannel version of its carbon calculator, enabling clients for the first time to factor channel-level carbon emissions data into their media planning.



Scan to access the research



"WE INTRODUCED OUR GLOBAL FRAMEWORK WITH A GOAL OF UNITING THE INDUSTRY. WE KNOW WE CAN ACHIEVE MORE, TOGETHER, THAN WE CAN WITH SEPARATE AND DISPARATE ACTION"

Christian Juhl
Chief Executive Officer, GroupM



groupm
THE SCALE OF THE ISSUE & WPP DECARBONISATION GOALS
OUR CURRENT CARBON FOOTPRINT
EMISSION FOOTPRINT
98.3%
are scope 3 supply chain outputs
EMISSION BREAKDOWN
Media contributes to
55%
of footprint
=
EQUIVALENCY
The same as
7.3bn
petrol car miles

CLIENTS



From strategy and consulting to delivery and flawless execution, we offer dynamic support and expertise to help clients meet their sustainability and diversity, equity and inclusion goals

WORK WITH IMPACT

Businesses and consumers alike are feeling the effects of inflation, climate change, geopolitical uncertainty and rising social inequality. Businesses are looking for solutions that unlock growth, while also addressing their environmental and social impact.

As the creative transformation company, we want to help our clients and society find and scale these solutions through work that is creative, credible and actionable.

Our Sustainability Playbook, updated in 2022, showcases the diversity of our sustainability capability and innovative work (see the clients chapter in our 2022 Sustainability Report).

WPP is a founding member of the #ChangeTheBrief Alliance, which scales an initiative that originated at Mindshare and aims to harness the creative power of our industry to promote more sustainable choices and behaviours.

AN OPEN AND INCLUSIVE FUTURE

People are complex and intersectional, and so are their needs. How we communicate with people depends upon how they define themselves.

Our Inclusive Marketing Playbook and resource library, updated in 2022, embeds inclusive marketing principles in everything we do, and our Diversity Review Panel provides a forum to escalate and address concerns around potentially offensive or culturally insensitive work.

In 2022, we launched the Consumer Equality Equation report, exploring the relationship between ethnicity and the consumer experience in the UK. And Unite, WPP's company-wide LGBTQ+ community, partnered with Choreograph to publish

Beyond the Rainbow, a survey of over 7,500 people in the United States, UK and Canada that provides data on how queer communities view themselves as depicted in advertising and marketing.

ACTING ETHICALLY AND WITH INTEGRITY

Our work has the power to bring about change – it regularly changes attitudes, opinions and the way people behave. As it is critical that these changes are for the better, we are committed to acting ethically in all aspects of our business, and to maintaining the highest standards of honesty and integrity.

We will not undertake work that is intended or designed to mislead or deceive. We work hard to maintain strong compliance in areas such as ethics, human rights, privacy and data security. All of this is covered in our Code of Business Conduct and in our mandatory online ethics training.

We require that all work our agencies produce for clients complies with all relevant legal requirements, codes of practice and marketing standards. Our agencies have policies and processes to mitigate against online advertising appearing on sites with illegal, illicit or unsuitable content.

There are occasional complaints made about campaigns we have worked on, and some of these are upheld by marketing standards authorities. Our agencies take action where needed to prevent a recurrence.

ENVIRONMENTAL CLAIMS

Regulators and the general public are holding environmental claims made by businesses and brands to ever-higher standards of fairness and objectivity. This means it is more important than ever that any claims we make on behalf of clients are authentic, material and matched by real action.

In 2022 we launched a Green Claims Guide, informed by guidance from regulators such as the UK Competition & Markets Authority and US Federal Trade Commission, and underpinned by legal compliance advice. The guide is designed to equip our people with principles and practical tips for making effective green claims that are not misleading in any way.

ACCEPTING NEW ASSIGNMENTS

Each of our agencies has a global Risk Committee, chaired by its respective CEO, to ensure that leadership has a full understanding of the risks across businesses and markets (see Risk Governance Framework on page 86).

During the year we put in place a revised Assignment Acceptance Policy and Framework that WPP subsidiaries need to follow when taking on new business. This applies to all client sectors and provides guidance to our leaders and people about how to conduct additional due diligence in relation to clients and any work they are asked to undertake. It requires various categories of work to be considered by our agencies' risk committees or escalated to WPP for review.

Our agencies have copy-checking and clearance processes for the legal team to review campaigns before publication. These processes have strict requirements in highly regulated sectors such as pharmaceutical marketing.

 **For more information, see the planet section of our 2022 Sustainability Report**

HELLMANN'S: COOK CLEVER, WASTE LESS

Say no to waste and yes to taste

OFFER
COMMUNICATIONS

AGENCY
MINDSHARE, UK

CLIENT
HELLMANN'S (UNILEVER)



If global food waste were considered a country, it would be the third largest emitter of greenhouse gases in the world. Hellmann's is on a mission to raise awareness of how UK households are major contributors to the food waste issue.

Mindshare and Hellmann's co-created a four-part TV series, Cook Clever, Waste Less, featuring top UK cook and self-proclaimed queen of leftovers, Prue Leith, and NHS GP and food expert Dr Rupy Aujla. The programme educated four households on how to minimise food waste, sharing practical tips and money-saving advice such as the benefits of meal planning, batch cooking and re-using leftovers.

To extend reach, Mindshare created and promoted a host of digital assets across social and online video throughout the campaign period. The agency also promoted a downloadable recipe book, created by Hellmann's, that meant people had a long-lasting resource to help combat their waste at home.

500%
increase in traffic to Hellmann's website

3.4m
people tuned in to watch Cook Clever, Waste Less

40k+
recipe books downloaded

32%
of viewers said they would re-use leftovers in future

COMMUNITIES



We aim to use the power of our creativity and voice to support healthy and vibrant communities

The work we do with our clients and partners has the power to inspire widespread social change. Good communications are essential to bring about the shift in attitudes and behaviour needed to end extreme poverty, inequality and climate change, contributing towards the UN Sustainable Development Goals (SDGs).

AMPLIFYING VOICES
We can help amplify the impact of charities and non-governmental organisations by providing marketing and creative services, often on a pro bono basis (for little or no fee).

This work is mutually rewarding: it is often worth more than an equivalent cash donation for the beneficiary, helping to increase donations, recruit members, change behaviour and achieve campaign goals, while also giving our colleagues the chance to work on fulfilling, impactful and sometimes award-winning campaigns that build their skills and knowledge and raise the profile of our agencies.

IMPACT THROUGH COLLABORATION
We can scale our impact through multi-stakeholder alliances. Common Ground is a collaboration between the world's six largest advertising groups and the United Nations, created to support the SDGs. WPP's focus is on gender equality (SDG 5).

As a founding member of the Unstereotype Alliance, we partner with UN Women to work towards eradicating harmful stereotypes from all advertising and media, and to drive positive social change. In 2022 we engaged locally in Australia, Brazil, India, Kenya, South Africa, Turkey and the UK.



Read the Consumer Equality Equation report

And we shared insights and data with the global network on issues including body autonomy and the Consumer Equality Equation, a study into the relationship between ethnicity and the consumer experience in the UK.

ADVANCING RACIAL EQUITY
In June 2020, we committed to invest $30 million over three years in initiatives to advance racial equity. Since then, we have committed $16.2 million to inclusion programmes. This does not include amounts invested in 2022, which we intend to report later in the year.

We aim to fund initiatives that will deliver immediate results while also laying the foundation for meaningful and sustainable change. We held two funding rounds in 2022. Applicants were assessed for their commitment to advance racial equity, measurable impact on a specified target audience, and sustainable design.

ACTION IN LOCAL COMMUNITIES
We encourage our people to use their creativity and expertise to support the local causes they are passionate about, and we have a long tradition of pro bono work covering a range of issues from the arts to conservation, health and human rights.

The WPP India Foundation was named CSR Foundation of the Year, having supported over 15,000 underprivileged children with education, training and social support since 2015. In Australia, we joined the Reconciliation Action Plan programme in support of Aboriginal and Torres Strait Islander peoples, and were named one of the most inclusive employers in the country. And in the UK we partnered with the One Club of Creativity to launch the One School, designed to support Black British creatives entering the industry.

EMPLOYEE GIVING AND VOLUNTEERING
Our people around the world donated $670,000, which WPP matched, to the UNHCR appeal to support those forced to flee their homes in Ukraine. We continue to partner with the UNHCR to run employee match-funding appeals for disaster relief.

We also encourage our people to volunteer their time. In France we launched We Care & We Act, a new volunteering programme to match employee talent, skills and interests with requests for volunteer support.

VMLY&R gave more than 13,000 employees the opportunity to support causes and non-profit organisations of their choice when the agency closed its offices around the world on 29 September to mark its Foundation Day.

WHAT WE GAVE IN 2022
Our pro bono work was worth £9.6 million (2021: £7.6 million) for clients including UN Women. We also made cash donations to charities of £5.2 million (2021: £4.8 million). This resulted in a total social investment of £14.8 million (2021: £12.4 million), equivalent to 1.3% of headline profit before tax (2021: 0.9%).

WPP media agencies negotiated free media space worth £20.8 million on behalf of pro bono clients (2021: £17.3 million). Our total social contribution, taking into account cash donations, inclusion programmes, pro bono work, in kind contributions and free media space, was £35.5 million (2021: £41.0 million).



For more information, see the communities section of our 2022 Sustainability Report

THE KILLER PACK

A pack that kills mosquito larvae at source

OFFER
EXPERIENCE

AGENCY
VMLY&R, INDIA

CLIENT
MAXX FLASH

Life-threatening diseases such as dengue and malaria were on the rise in certain areas of India. Unusually, this wasn't just in wet season – even in dry season, cases were climbing upwards.

While people were using mosquito repellents to fight mosquitoes inside the home, disease control authorities were alarmed by new breeding grounds popping up outside homes at rubbish collection points. These dumps were providing optimal conditions for mosquitoes to lay their eggs, creating an explosion in numbers.

Maxx Flash, a mosquito coil brand that helps fight mosquitoes inside homes, wanted to stamp out the mosquito menace at these breeding grounds. To answer the brief, VMLY&R created The Killer Pack. The 100% biodegradable packaging was lined and printed with active ingredients that kill mosquito larvae in the places they breed most, such as garbage dumps, dustbins, ponds, stagnant water or stormwater drains. A clever but long-lasting solution to a deadly issue.

61%
average reduction in dengue-causing larvae where distributed

Awards
Cannes Lion Grand Prix, Health & Wellness








TRANSPARENCY AND TRUST



We set clear standards, policies and procedures to ensure high levels of transparency and trust matching our values throughout our business.

OUR CODE OF BUSINESS CONDUCT

Our policy framework and training set clear ethical standards for our people and agencies. We want to embed a culture of integrity and transparency where our people make the right decisions automatically and instinctively.

The WPP Code of Business Conduct applies to everyone at WPP. It sets out our responsibilities to our people, partners and shareholders to act ethically, legally and with integrity.

It is underpinned by more detailed policies on topics including anti-bribery and corruption (ABC), hospitality and gifts, facilitation payments, the use of third-party advisors, human rights and sustainability. In January 2022, we updated the WPP Sustainability Policy and introduced a new Environment Policy to reflect our climate commitments.

Our people are required to take our online ethics training promptly upon joining and then on an annual basis thereafter. Topics include diversity, human rights, conflicts of interest and avoiding misleading work. For the training period ending in 2022, more than 130,000 employees, freelancers and contractors completed the training.

Our online training on anti-bribery and corruption covers the requirements of the Foreign Corrupt Practices Act and UK Bribery Act, including issues such as hospitality and gifts, facilitation payments and the use of third-party advisors.

Part of WPP's Code of Business Conduct is making sure that our people have the confidence to speak up and know how to raise concerns through various channels without fear of retaliation. Our approach to this is described under Whistleblowing on page 88.

MANAGEMENT AND COMPLIANCE

Our Group Chief Counsel oversees our approach to ethics and compliance. Senior managers in all our agencies and our business and supplier partners are asked to sign a copy of the WPP Code of Business Conduct each year to confirm they will comply with its principles. Our Board-level Sustainability Committee and our Executive Committee provide additional oversight and guidance on any ethical issues that may arise.

Our people can report concerns or suspected cases of misconduct confidentially (and, if they wish, anonymously) through our independently managed Right to Speak facility, which is overseen by our business integrity team and is available via phone or email in local languages. We publicise the facility in induction packs, on our intranet and external website, in offices, in the WPP Policy Book and via our mandatory ethics training. Our people can also speak directly to our business integrity team who receive reports through emails, calls, texts and in-person appointments.

Every report received from a whistleblower is investigated and reported into the Audit Committee by WPP's business integrity function (see page 88). In general, there has been a steady increase in the number of reports received over the past few years, though they fell year-on-year in 2022. In 2020 and 2021 there were particular spikes reflecting concerns connected with Covid-19 and lockdowns. In 2022, a total of 372 reports were received from whistleblowers (2021: 494; 2020: 408; 2019: 361), 328 of which were through the Right to Speak hotline. The most commonly raised concerns were about respect in the workplace and protection of WPP's assets.

ASSOCIATES, AFFILIATES AND ACQUISITIONS

We expect associate companies (those in which we hold a minority stake) and affiliate companies (preferred partners to whom we may refer business) to adopt ethical standards that are consistent with our own.

Our due diligence process for acquisitions and expansion into new markets includes a review of ethical risks including those relating to bribery and corruption, human rights or ethical issues associated with client work.

We identify any specific human rights risks associated with different countries of operation, using sources such as the Transparency International Corruption Index, Human Rights Watch country reports and government guidance.

Acquired businesses must adopt our policies and their people must undertake our ethics training within a month of joining WPP. This is agreed in an integration plan before the acquisition is finalised, and we monitor progress.

INSTITUTE OF BUSINESS ETHICS

WPP is a member of the Institute of Business Ethics (IBE) and considers it an important partner and support for the approach that the Company takes to business integrity, sustainability and ethics. As set out more fully in the Risk Governance Framework on page 86 and Business Integrity Programme on page 87, we want to champion and facilitate a culture where our people feel that acting with honesty and integrity is an expected metric for success and this is also the IBE's ethos.

The IBE shares knowledge and good practice as well as advice on the development and embedding of relevant policies through networking events, regular publications and training sessions, research and benchmarking reports. The IBE is a registered charity funded by corporate and individual donations.

PUBLIC POLICY



Business can make a valuable contribution to public policy debate. To protect the public interest, it is important to conduct all lobbying with integrity and transparency.

Most of our public policy activity is work that our public affairs businesses carry out for clients, including direct lobbying of public officials and influencing public opinion. On occasion, we also advocate on issues that affect our business, people and wider stakeholders.

Our companies engaged in public affairs include BCW, FGS Global and Hill+Knowlton Strategies. The majority of their work takes place in the United States, the UK and the EU, although many clients are multinational businesses operating in many countries.

OUR STANDARDS
Our Code of Business Conduct and Political Activities and Engagement Policy govern our political activities, and both are available on our website. These documents commit us to acting ethically in all aspects of our business, and to maintaining the highest standards of honesty and integrity. Political activities in particular should be conducted legally, ethically and transparently and all related communication should be honest, factual and accurate. Our policies apply to all agencies and employees at all levels.

Many of our agencies are members of professional organisations and abide by their codes of conduct. Examples include the UK Association of Professional Political Consultants (APPC) and the European Public Affairs Consultancies' Association (EPACA).

WPP agencies comply with all applicable laws and regulations governing the disclosure of public affairs activities. In the United States, this includes the Lobby Disclosure Act and the Foreign Agent Registration Act, which are designed to achieve transparency on client representation and require lobbying firms to register the names of clients on whose behalf they contact legislators or executive branch personnel. A number of our agencies are listed on the EU Transparency Register of lobbying activities. Our agencies in the United States whose sole or primary business is lobbying have representatives of both major political parties among senior management.

We will not undertake work that is intended to mislead, and always seek to identify the underlying client before taking on work. In 2022, we introduced the Assignment Acceptance Policy and Framework and the Green Claims Guide to provide further guidance to our leaders and people about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.

Our Group Chief Counsel has responsibility for developing and implementing our political activity policy and public reporting procedures. Agency CEOs and CFOs in each country or region are responsible for implementing the Political Activities and Engagement Policy at the local level.

Any third parties conducting political activities on behalf of WPP or its agencies must comply with the policy. Third parties are required to complete the WPP mandatory ethics training or equivalent within their own organisation.

LOBBYING AND POLITICAL ADVOCACY
We occasionally directly contribute to the debate on public policy issues relevant to our business, people and wider stakeholders. For example, we are part of the Race to Zero campaign managed by the United Nations Framework Convention on Climate Change. Karen Blackett OBE, WPP's UK President, served as a non-executive director of the Board of the UK's Cabinet Office from 2019 to 2022.

We also support clients' advocacy on a wide range of issues including LGBTQ+ rights, through both pro bono work (including The Reality Flag with the Human Rights Campaign and NYC Says Gay in partnership with the Mayor of New York City) and paid work.

Our agencies contribute to public policy debate in areas where they have expertise and a special interest, such as privacy, data protection and AI issues.

WPP agencies must implement clear procedures for employing serving or former politicians, including a six-month 'cooling-off' period for people joining WPP from public office or the public sector.

POLITICAL CONTRIBUTIONS
WPP agencies are not permitted to make direct cash donations. Other political donations can only be made with the prior written approval of a WPP Executive Director.

Donations must be reported to WPP's legal function before they are made, to confirm they comply with this policy and to obtain the necessary approvals.

POLITICAL ACTION COMMITTEES
In countries where it is consistent with applicable law, individuals working at WPP agencies may make personal voluntary political contributions directly to candidates for office.

BCW and FGS Global also maintain political action committees (PACs), which accept voluntary donations from their people to support political candidates. In 2022, these PACs made disbursements worth $118,912 (data from fec.gov).

MEMBERSHIP OF TRADE ASSOCIATIONS
WPP and our agencies are members of industry groups, business associations and other membership organisations with robust governance processes. We actively support trade associations' initiatives and projects that align with our values and priorities such as the Global DEI Census, Ad Net Zero and the Global Alliance for Responsible Marketing.

WPP agencies must nominate a senior manager to manage and oversee trade association relationships.

At a WPP level, our memberships include: 30% Club, the American Benefits Council, Business Disability Forum, Business in the Community, CBI, Champions of Change Coalition, China Britain Business Council, Institute of Business Ethics, RE100, UN Global Compact, The Valuable 500, Women on Boards, and Partnership for Global LGBTIQ+ Equality.

In our markets, our agencies are often members of local advertising, PR, public affairs and market research industry associations, as well as national chambers of commerce and business councils.

SUPPLY NETWORK



WPP is committed to creating an inclusive, sustainable, ethical and diverse network of business-enabling suppliers.

The wide range of services we offer and our organisational structure means we have a complex and dynamic supply chain ecosystem to manage. We work with more than 68,000 parent companies across our supply network.

Our suppliers fall into two main categories: those providing goods and services used to run our agencies – such as IT, telecommunications, travel, facilities management, people services and real estate; and those used in client work – such as advertising and marketing services, production and media.

RISK ASSESSMENT
We continually assess supply chain risk based on country, industry sector, categories of goods and services and individual suppliers. This is combined with a pre-engagement supplier due diligence questionnaire covering governance, compliance, sustainability, human rights and labour standards.

SUPPLIER SELECTION
We have established due diligence processes to help us select suppliers that meet our responsible sourcing standards. Contracted suppliers are required to sign WPP's Business Code of Conduct – Supplier Version, confirming they will comply with our standards or adequately demonstrate to WPP that they have the equivalent standards in place within their own business. These standards include requirements relating to labour practices (such as anti-harassment and discrimination, and health and safety), human rights (including modern slavery issues such as child, forced or bonded labour), social impacts (such as anti-bribery and corruption) and other sustainability issues.

Our Code of Conduct requires suppliers to apply similar standards to companies within their own supply chains, including evidencing diversity and social responsibility in their cultures, behaviours and attitudes.

WPP also includes a right-to-audit provision in the supplier documentation and/or standard terms and conditions of contract.

SUPPLIER DIVERSITY
We are committed to including Certified Diverse Suppliers (CDS) in our purchasing lifecycle, both internally and for the benefit of our clients.

In 2022 we expanded our responsible procurement team, refreshed our supplier diversity programme which encourages WPP and our agencies to buy from CDS, and partnered with a third party to provide improved data for reporting.

Through the Global Supplier Diversity Alliance, with memberships in Australia, the UK and the United States, we have access to global directories of CDS, so we can actively search and include them in our RFPs and client tender responses. Through the UK chapter we sponsor the UK's first integrated supply chain accelerator programme to help minority-owned businesses become supply-chain ready.

GroupM's media inclusion initiative aims to direct investment in, and create opportunities for, diverse media companies and content creators with an initial focus on Black-owned media in the United States.

HUMAN RIGHTS
Respect for human rights is a fundamental principle for WPP. In our business activities we aim to prevent, identify and address negative impacts on human rights and we look for opportunities to promote and support human rights, including children's rights, through our business activities and in areas such as our pro bono work.

WPP agencies must comply with our Human Rights Policy Statement which reflects international standards and principles, including the International Bill of Human Rights, the UN Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Children's Rights and Business Principles.

We are a member of the United Nations Global Compact and report progress against its ten principles annually. We are also a committed signatory of the Women's Empowerment Principles, a guide for businesses on how to empower women in the workplace, marketplace and community.

Our most direct impact on human rights is as a major employer. We recognise the rights of our people, including those relating to freedom of association and collective bargaining, and we do not tolerate harassment or any form of forced, compulsory or child labour. Human rights are included in the mandatory ethics training completed on joining and then annually by all employees.

We work with clients to manage any human rights risks from marketing campaigns, for example by protecting children's rights in relation to marketing. We will not undertake work that is intended to mislead on human rights or any other issue.

MODERN SLAVERY
We do not tolerate any form of modern slavery or human trafficking in any part of our business or supply chain.

WPP recognises the prevalence of modern slavery across all countries. We aim to implement appropriate measures to mitigate the risk of it occurring, either in our own operations or those of our partners.

Our global Supplier Agreement includes a specific clause relating to modern slavery compliance. WPP reserves the right to terminate its contract with any supplier found to breach or fail to comply with any legislation relating to modern slavery.

ⓘ **Read more at wpp.com/sustainability/ policies-and-resources**

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1 We define Certified Diverse Suppliers as minority-owned, women-owned, veteran-owned, LGBTQ-owned, service disabled veteran-owned, historically underutilised businesses and small businesses

DATA ETHICS, PRIVACY AND SECURITY



INFORMING OUR PEOPLE

Data and artificial intelligence present huge opportunities for the creative and marketing industry, from content creation to developing code to reducing production time.

As technology evolves, we need to be aware of the potential risks and ensure it is being used and applied appropriately and responsibly, both in our own agencies and on behalf of our clients.

We are developing skilled, knowledgeable teams who are inspired about the potential of data and AI and proud of the extraordinary capabilities that WPP has to offer our clients.

The WPP Demystifying Data & AI Academy is designed to help anyone across WPP understand the latest trends and technologies in data and AI, and develop the skills and knowledge they need to navigate them.

Our new Generative AI training, launched in February 2023, explores how the technology can be used and introduces principles to identify and manage the key legal, ethical and privacy risks.

To help business leaders develop the knowledge and skills to lead in the age of AI, we launched an executive diploma in Artificial Intelligence in Business at the University of Oxford Saïd Business School. Thirty students participated in the inaugural class.

The WPP data and AI hub provides practical resources to help stay ahead of new developments. This year we launched tips and principles for the metaverse and generative AI.


From ethics to culture, see WPP's latest thinking on how organisations can effectively and responsibly use data and AI at wpp.com/data-and-ai

SUPPORTING CLIENTS

To help clients understand how best to harness the power of AI as a force for good, we have developed a framework of six types of deployment. These are:

1. **Task automation:** new technologies have allowed us to carry out tasks better and faster and replace specific tasks with simple algorithms
2. **Content Generation:** also known as 'Generative AI ', this category involves the automatic generation of images, videos, text, code and voice
3. **Human representation:** using technologies such as avatars, deepfakes and natural language models to mimic the behaviour of humans
4. **Extracting complex insights:** machine learning and advanced analytics to find correlations that humans could not
5. **Human performance enhancement:** using technology as an extension of ourselves
6. **Complex decision making:** using AI to make better decisions through expert systems, optimisation or decision trees

By considering technologies in this way, we can identify strengths, ethical concerns, weaknesses, frictions and opportunities. This can help us solve problems better and build a framework for a safe and ethical future for AI.

In February 2023, WPP hosted Stream Metaverse, a new one-day lite Stream event format bringing together clients, partners and WPP specialists to discuss a range of topics including the future of Web3, virtual reality, augmented reality, cryptocurrency, and inclusivity in the metaverse.

DEVELOPING FUTURE TALENT

Data and AI will power almost every industry of the future, but the UK faces a skills shortage. To help close this gap, WPP launched the Creative Data School to teach essential technical skills to more than 6,000 people aged 10-25 across the UK.

The programme aims to inspire the next generation and build their confidence in data and AI, while equipping them with skills including coding with Python, applications of machine learning, and using data to inform decision-making.

Eligible participants will be invited to apply for work experience and internships at WPP, opening pathways to careers in data and AI in the creative industry and beyond.

PRIVACY AND SECURITY

Through our expertise, governance, policies and direct engagement, we demonstrate that we are a trusted partner for our clients, suppliers and associates.

– The WPP Risk Subcommittee is responsible for reviewing and monitoring the Group's data ethics, privacy and security risk, as well as its approach to regulatory and legal compliance in relation to these
– Our Group Chief Privacy Officer leads our work on privacy, supported by our Global Data Protection Officer. Together, they provide practical guidance and support to our agencies, promote best practices and ensure that privacy risks are well understood

– The WPP Data Privacy and Security Charter sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards (based on ISO 27001)
– Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter-specific training is provided across the Group, and in 2022 included a focus on new data privacy regulations such as the California Privacy Rights Act
– Our privacy teams have established direct relationships with their client counterparts to ensure alignment and engagement

– Choreograph, our data company, epitomises our data philosophy: that clients should own their own data to minimise risk, meet consumer privacy expectations and future-proof their businesses
– Through our active engagement in industry bodies including the Advertising Association in the UK and the 4As and Network Advertising Initiative in the United States, we are able to monitor and influence the changing regulatory landscape
– Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. In 2022, the average risk score was 1.6 out of five (2021: 1.6), where five is the maximum score possible and indicates maximum risk

OUR APPROACH TO SUSTAINABILITY



EMBEDDING SUSTAINABILITY IN OUR AGENCIES

WPP sets sustainability policy, with every agency responsible for implementation.

The Board is responsible for the overall long-term success of WPP and for setting the Company's purpose, values and culture and strategic direction, including on sustainability.

The Sustainability Committee supports the Board in its oversight of corporate responsibility, sustainability, environmental, social and governance (ESG) and related reputational matters. It reviews and monitors implementation of the Company's sustainability strategy and reviews policy statements on environmental and social matters. The Committee meets a minimum of four times a year (see pages 128 and 129).

The WPP Executive Committee sets the sustainability strategy and oversees the approach across agencies in its implementation, ensuring consistent execution and embedding of the Company's culture and values. Our Chief Sustainability Officer – a new role created in 2022 – has operational responsibility for sustainability.

We have a clear policy framework through our Code of Business Conduct, Sustainability Policy (updated in January 2022 and reviewed annually by the Sustainability Committee of the Board), Supplier Code of Conduct, Data Privacy and Security Charter, Human Rights Policy Statement and other policies included in the WPP Policy Book. In 2022, we put in place revised Assignment Acceptance Policy and Framework that subsidiaries need to follow when taking on new business (see page 77). Our agencies are required to comply with our Sustainability Policy, and report performance to WPP on an annual basis.

Our sustainability team works to ensure consistent implementation of our standards. In 2022, this included a programme of training covering ESG reporting and controls, our Green Claims Guide, and capability building across central functions and our agencies relating to our net zero strategy.

STAKEHOLDER ENGAGEMENT

Dialogue with our stakeholders, including our people, clients and shareholders, provides valuable feedback and insight into sustainability risks and opportunities, for our Company and our clients.

Most stakeholder engagement takes place in the course of doing business. We work with clients on sustainability issues (see page 77). Information on employee engagement, including a global sustainability-focused townhall hosted by CEO Mark Read, is on page 71. During the year, WPP and agencies including GroupM, H+K Strategies, Landor & Fitch and Ogilvy Consulting developed training and tools to equip our people with knowledge on the science of climate change and give them practical tools with which to respond. This remains a priority in 2023.

INVESTOR ENGAGEMENT

We believe the more we behave in line with our purpose, the better our business will perform, thereby maximising shareholder returns.

We regularly engage with investors on ESG topics, and in 2022 we engaged with rating agencies and benchmarking organisations on sustainability, including: Bloomberg Gender-Equality Index; Ecovadis; Ethibel; Equileap; Vigeo Eiris; FTSE Russell; ISS; Moody's; MSCI Research Inc.; Tortoise Responsibility 100; Sedex; and Sustainalytics. We are included in the FTSE4Good Index and participate in the CDP climate change benchmark, receiving a rating of A- in 2022.

OUR MATERIALITY PROCESS

We use a materiality process to ensure our sustainability strategy, investments and reporting focus on the issues of greatest importance and relevance to our business and our stakeholders. Our most recent assessment was completed in January 2023 (see our 2022 Sustainability Report).

UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS (SDGS)

We support the UN SDGs as a framework for government agencies, civil society, the private sector and citizens to work together to create a more sustainable future. We have analysed the 17 Global Goals and the 169 targets that sit behind them to identify those which are most relevant for our business (see our 2022 Sustainability Report).

ABOUT OUR REPORTING

Sustainability data included in this Annual Report is for the calendar year 2022 and covers all subsidiaries of the Company. The selected ESG performance metrics marked with the symbol ◎ throughout this report have been subject to independent limited assurance procedures by PricewaterhouseCoopers LLP (PwC) for the year ending 31 December 2022 in accordance with International Standard on Assurance Engagements 3000 (revised) and in respect of greenhouse gas emissions data, International Standard on Assurance Engagements 3410, issued by the International Auditing and Assurance Standards Board. A copy of PwC's report and our methodology is available at wpp.com/sustainabilityreport2022.

The majority of our data is collected locally, and a common challenge is reconciling inconsistencies in calculations and data capture. This prevented us from obtaining independent limited assurance over certain metrics including waste, and health and safety data. We aim to include these in scope for assurance in the future.

ⓘ For further information on data quality, see page 75

NON-FINANCIAL INFORMATION STATEMENT

This section provides information required by regulation in relation to:

– Environmental matters (pages 74 and 75) and TCFD statement (pages 220 to 226)
– Our people (pages 36 and 37, and 70 to 72)
– Social matters (page 79)
– Human rights (page 83)
– Corruption and bribery (page 88)

In addition, other related information can be found as follows:

– Business model (from page 14)
– Principal risks and how they are managed (from page 91)
– Non-financial key performance indicators (from page 52)

ASSESSING AND MANAGING OUR RISKS

The success of our strategic objectives as discussed in this report depends to a significant extent on how we identify and address the current and emerging risks and uncertainties we face as a business. The Board, assisted by the Audit Committee, has oversight and responsibility for our approach to risk management which is structured through our three lines of defence model and driven by our risk governance framework, business integrity programme, culture based upon the principles set out in our Code of Business Conduct and our internal control framework.

The Board has reviewed the design and effectiveness of this system during the year and up to the date of this report, and carried out a robust assessment of the principal risks that could impact our business.

The system of controls described below is designed to manage and mitigate, but may not eliminate, the risk of failure to achieve our strategic objectives and is not an absolute assurance against material misstatement or loss.

RISK GOVERNANCE FRAMEWORK

A key element of our risk governance framework is our Risk Committees. Each network has a global Risk Committee chaired by the CEO and with key senior managers participating to ensure that leadership is proactively identifying (including through risk assessments and horizon scanning) and understanding the current, new, evolving and emerging risks across businesses and the remediation steps required from time to time in certain markets. We also have a WPP Risk Committee which has oversight of all network Risk Committees and itself reports into the Audit Committee. We also have two sub-committees to focus on the detail of risks relating to data privacy, security and ethics and to controls at both WPP and network levels.

The agenda of the Risk Committees is to review, monitor and advise on: compliance with laws, regulations, internal procedures, and industry standards, including anti-bribery and corruption matters; the implementation of our compliance framework (including setting clear standards and reporting lines for the accurate and timely monitoring of exposures and certain risk types of importance); compliance policies and practices; and risks that present themselves throughout each network. This agenda is framed by our business integrity programme and internal control environment.

In order to carry out their duties comprehensively, each Risk Committee has secure access to an increasing central pool of data from, or with the potential to affect, their network. This data is crucial to their ability to recognise and monitor a full risk and compliance picture and the impact of actions taken as a result; this includes internal audit reports, internal controls over financial reporting (ICFR) results, general computing controls results, corroborated information from whistleblowers, findings from investigations, responses from our annual risk mapping process and the results of our annual assessment of business integrity risks.

WPP'S RISK GOVERNANCE FRAMEWORK


WPP Risk Committee
Network Risk Committees
BUSINESS INTEGRITY PROGRAMME
INTERNAL AUDIT FINDINGS AND SOX TEST RESULTS
KEY RISK INDICATOR (KRI) DATA FEEDS
CERTIFICATIONS AND DISCLOSURES
WHISTLEBLOWERS AND INVESTIGATIONS
ENTERPRISE RISK MAPS
BUSINESS INTEGRITY RISK ASSESSMENT
INTERNAL CONTROLS

BUSINESS INTEGRITY PROGRAMME

Our business integrity programme is central to ensuring that the policies, procedures and control environment set by the Board are understood and adhered to across all geographies and markets. It is produced by mapping resources, systems and processes against WPP's risk appetite (which the business integrity team, sitting within WPP's legal function, helps the Board and WPP Risk Committee to set), governance requirements and regulator expectations and then crafting actions from the results for both the business integrity team and the Risk Committees.

Actions for the business integrity team focus on tackling root causes of risk and include:

– In respect of resources, championing and enhancing messages and examples from global, regional and local leadership with communications, training sessions, townhalls and practical guidance, knowhow and resources for our people and providing 'on the ground' support for day-to-day queries from our networks

– In respect of systems, advising on the implementation of WPP's policies, procedures and controls (including around internal reporting and approvals) and providing a compliance lens for the design and structure of our enterprise resource planning (ERP) environment (including promoting the leverage of its functionality to restrict access to key transactions to appropriate parties and to ensure adequate segregation of duties and assets)
– In terms of processes, conducting an annual assessment of business integrity risks (which is constantly evolved in terms of which risks are within scope, the nature of assessment and the reporting and recommendations that emanate from the work), monitoring dynamic data feeds (including our financials, internal audit findings and ICFR results), proactive management of self-certifications and disclosures from our people, reviewing and investigating whistleblowing reports and tracking remediation efforts

POLICIES, PROCEDURES AND CULTURE

The quality and competence of our people, their integrity, ethics and behaviour, and the culture embedded within our businesses are all vital to our system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code, FRC guidance on risk management and internal controls, and the COSO framework.

In order to help our people make the right decisions, we provide a number of tools. The baseline reference of our policies and procedures are set out in our Policy Book, internal control bulletins, business integrity booklets and accounting guidelines. To help our people understand the ethical and business objectives set out in the WPP Policy Book, WPP has a mandatory online training programme that all our people (including freelancers working for more than four weeks) are required to complete on an annual basis. The programme comprises five modules: How We Behave, Business Integrity, Safer Data, Sustainability and Belonging. In addition, WPP's business integrity team organises in-person and video call training sessions throughout the year on topics thought necessary or relevant such as Ethics and Integrity, Respect in the Workplace and The ABCs of ABC (anti-bribery and corruption). This top-up programme is designed and scheduled in response to data collected and reviewed and scheduled by WPP's business integrity team, including from concerns raised and corroborated through investigations and our annual assessment of business integrity risks. It is underpinned with daily support on the ground from our regional compliance and ethics directors and managers.

The core of our Policy Book is our Code of Business Conduct, which is regularly reviewed by the Board and sets out the principal obligations of all of our people. As a company and as individuals we have a collective responsibility to behave in the right way, to live up to our values and to conduct our business with integrity. Our Code outlines the commitments we make to each other, our business partners, and others with a stake in what we do; equally therefore it is mirrored in our Supplier Code of Conduct, which all vendors are required to sign up to before being onboarded.

WPP'S BUSINESS INTEGRITY PROGRAMME



OUR RISK APPETITE
+
GOVERNANCE REQUIREMENTS
+
REGULATOR EXPECTATIONS

RESOURCES
– Our people – everyone is accountable
– Leadership
– Communications, training and guidance
– 'On the ground' support

SYSTEMS
– ERP environment
– Policies and controls
– Financial reporting
– Internal reporting and approvals

PROCESSES
– Business integrity risk assessment
– Identifying and monitoring dynamic data feeds
– Whistleblowing and investigations
– Internal and external due diligence
– Certifications and disclosures
– Remediation – and focus on root causes
– Disciplinary measures including impact on compensation
– Enterprise risk maps

The principles of the Code are embedded in our training courses and our senior managers are required to certify compliance with the Code on an annual basis. In 2023, WPP's business integrity team is working to fully digitise the certification and disclosure process around Code compliance, with a particular focus on conflicts of interest and related-party transactions.

Our Anti-Bribery and Corruption Policy prohibits any form of bribery across WPP and is supported by the Advisor Payment Policy which restricts the use of advisors and details the due diligence that must be undertaken and approvals needed in the limited cases where advisors may be used.

Our Gifts and Hospitality Policy sets limits on values that may be given or received, supported in each company by a gift register. In 2023, WPP's business integrity team is undergoing a review of the implementation of this policy and providing recommendations including around the policy itself, controls, training and related practicalities to the Audit Committee.

As noted above, our Code of Conduct for suppliers replicates all of these obligations in our supply chain. Our Policy Book also includes required practices in many operational, tax, legal and human resource areas.

The application of our policies and procedures is monitored within each company and by the internal audit, legal (in particular, the business integrity team), and risk and controls functions.

Breaches are investigated by our business integrity team sitting within WPP's legal function and, where appropriate, external advisors.

WPP's business integrity team has a mandate to make recommendations to realign and support WPP's networks where required to manage and reduce risk. Recommended remediation can include disciplinary action, changes to systems, controls, approvals or functions, monitoring and training sessions. This approach is formalised through WPP's Whistleblowing Protocol and Investigations Protocol.

WPP's performance rewards continue to support the risk management and internal control systems, reinforced by the WPP Risk Committee and the Compensation Committee.

WHISTLEBLOWING

WPP's Code of Business Conduct sets out our responsibilities to our people, partners and shareholders to act ethically and legally. We want to encourage a culture of integrity and transparency where our people make the right decisions automatically and instinctively.

Part of this culture is making sure that our people have confidence and know how to speak up and raise concerns with their managers or supporting teams, through their employee forums, WPP's business integrity team or by calling our Right to Speak hotline (which is confidential and allows for anonymity) if they experience or hear about behaviour which is at odds with the principles stated in our Code.

Every report received from a whistleblower is investigated and reported into the Audit Committee by WPP's business integrity function. In general, there has been a steady increase in the number of reports received over the past few years, though they fell year-on-year in 2022. In 2020 and 2021 there were particular spikes in numbers reflecting concerns raised and connected with Covid-19 and lockdowns. In 2022, a total of 372 reports were received from whistleblowers (2021: 494; 2020: 418; 2019: 361), 328 of which were through the Right to Speak hotline. The most commonly raised concerns were about respect in the workplace and protection of WPP's assets.

RISK IMPACT FROM WHISTLEBLOWER REPORTS 2022

All whistleblower reports received by the Group Chief Counsel and General Counsel, Corporate Risk, which includes all Right to Speak reports, are handled in line with WPP's Whistleblowing and Investigations Protocols and logged, investigated and tracked through to a conclusion including any remediation or follow-up actions that might be required. Recommended remediation can include disciplinary action, changes to systems, controls and processes or wider review and monitoring for a particular time period.

Reports are also analysed for risk impact and root causes. Learnings generated from this analysis are converted into recommendations including for training sessions and practical resources by WPP's business integrity team and implemented together with the support and input of the Risk Committees. WPP's business integrity team also merges these learnings with other

TOTAL NUMBER OF REPORTS FROM WHISTLEBLOWERS



RISK IMPACT FROM WHISTLEBLOWER REPORTS
%



data feeds (both internal such as revenue source and breakdown or margin patterns, and external such as Transparency International's Corruption Perception Index) to identify and focus on potential risk concerns.

The nature of each report, action taken and outcome is reported to the Audit Committee and the approach and process are reviewed by the auditors. WPP is committed to providing a safe and confidential way for people with genuine concerns to raise them, and to do so without fear of reprisals. WPP does not tolerate any retaliatory behaviour against individuals reporting concerns and is equally committed to preserving the anonymity of an individual who makes a report and does not wish to have their identity revealed.

The consequences of misconduct or retaliation range from individual performance management, training for a business or an office and one-on-one training or coaching for an individual through to staff relocation and staff dismissal.

RISK MANAGEMENT
We use a 'three lines of defence' model in relation to risk management.

1. COMPANY REVIEWS
Each network undertakes monthly and quarterly procedures and day-to-day management activities to review its operations and business risks, supported by our policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within its network.

In addition, our companies must maintain and update documentation on their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data and the provision of timely and reliable information to management.

The information collated feeds up to each network's Risk Committee which uses it to assess and monitor current risk exposures, identify new risk types and set future risk strategy as well as to compile it into reporting and insights for the WPP Risk Committee and executive management.

2. EXECUTIVE MANAGEMENT REVIEWS
The network reviews are formally communicated to executive management in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the management team presents a business review of each of the operations, including an assessment of the risks in each business and details of any change in the risk profile since the last Board meeting.

The business review includes: the possibility of winning or losing major business; succession and the addition or loss of a key employee; regulatory changes; sustainability, including risks relating to marketing ethics, privacy, diversity and employment; political instability; and changes in accounting or corporate governance practice.

To add to this, the WPP Risk Committee, supported by the business integrity team, has evolved our enterprise-wide risk management process through the design and build of a risk analytics platform. This sits over data feeds and alongside refreshed risk appetite statements and tolerances, and incorporates our internal risk management framework including around policies, controls and reporting (whether through disclosures, monitoring, audit work, investigation work or internal reporting processes). The resulting dashboard analysis allows risks to be monitored and tracked across all businesses and markets and will feed into the regular risk discussions of executive management, the Audit Committee and the Board.

In addition, the Risk and Controls Group remains focused on driving continuous improvement in WPP's internal control environment, looking at the design and implementation of internal financial controls as well as controls that support WPP's risk framework and transformation programmes.

3. INTERNAL AUDIT AND AUDIT COMMITTEE OVERSIGHT
The internal audit function, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing programme for ICFR.

LINES OF DEFENCE

FIRST LINE OF DEFENCE	SECOND LINE OF DEFENCE	THIRD LINE OF DEFENCE
Functions that own and manage risk	Functions that oversee or specialise in risk management and business integrity	Functions that provide independent assurance. Above all, internal audit

VIABILITY STATEMENT
RISK ASSESSMENT
ASSESSMENT OF PROSPECTS

An understanding of the Group's business model and strategy detailed on pages 14 and 28 is central to understanding its prospects.

The Directors assess the Group's prospects on a regular basis through the financial reporting and planning process, agency reviews at each Board meeting, quarterly reviews of the agencies by the executive team and ongoing reviews of the Group's profitability, cash flows and funding requirements. The Board reviews the longer-term risks and opportunities for the Group discussed in the Strategic Report and considered these in greater depth at a Board strategy session in 2022, which covered changes in the macro-economic environment, the potential impact of data, commerce and AI upon clients' marketing activities, technological disruption and the Group's working culture, the impact of climate change and increased regulation. The Board has also considered the ongoing economic and geopolitical impacts of the Russian invasion of Ukraine.

VIABILITY STATEMENT

The Directors' assessment of the Group's viability has been made over a three-year period. This period has been chosen as it aligns with the period in which we believe our principal risks tend to develop, and is in line with the structure of long-term management incentives and the outputs from the long-range business planning cycle.

The Directors' assessment has been made with reference to:

– The Company's principal risks and how these are managed and the impact of a principal risk materialising
– The impact on the Group of epidemics or pandemics including restrictions on businesses, social activities and travel, and the resulting impact on the economies in which the Group operates, our clients and demand for our services
– The ongoing reviews, short-term notice periods or assignment nature of many of the client engagements
– The volatility of global economic conditions as a consequence of the ongoing economic and geopolitical impacts of the Russian invasion of Ukraine
– The Group's current financial position, prospects and strategy
– The ongoing transformation programme updated in this report

– The changes taking place in our industry
– The long-term impact of technological disruption
– The ongoing simplification of the Group structure and improving integrated service offering to clients

In testing the viability of the Company, we have undertaken a robust scenario assessment of the principal risks which could threaten the viability or existence of the Company. The ongoing impact of the Russian invasion of Ukraine has been considered. In the scenario modelling of the principal risks, we have stress-tested our forecast cash flows to reflect the potential impact of one or more of the Group's principal risks occurring and leading to client loss, loss of reputation, contract breach, our inability to win new business, and the impact of revenue less pass-through costs decline. The Company's forecasts and projections took account of (i) reasonably possible declines in revenue less pass-through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes; and considered the Group's bank covenants and liquidity headroom including the suspension of share buybacks, dividends and acquisitions.

The Company modelled a range of revenue less pass-through cost declines up to a decline of 28% compared with the year ended 31 December 2022, followed by a small rebound in growth for 2024 (1.9% above plan) and at previously expected levels from 2025 to 2026. In the most extreme scenarios tested, the Directors have considered the further actions that could be taken to mitigate negative cash flow impact and ensure additional liquidity, including cost mitigations of 70% of the decline in net sales and the suspension of share buybacks and dividends. The Directors have assumed that the Company will be able to refinance existing bonds and, as a result, the Company will continue to operate in accordance with its bank covenants. However, the long-term viability of the Company could be impacted by other as yet unforeseen risks and the mitigating actions that have been put in place in respect of the principal risks could turn out to be less effective than intended.

Having assessed the current position of the Company, its prospects and principal risks and taking into account the assumptions above, the Board has determined that it has a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2023.

GOING CONCERN

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Financial Review on pages 61-65 and Principal Risks and Uncertainties on pages 91-97. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include: the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company's forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remote declines in revenue less pass-through costs for stress-testing purposes compared to 2022, considering the Group's bank covenant and liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The ongoing impact of the Russian invasion of Ukraine has been considered. The Company modelled a range of revenue less pass-through cost declines up to 28% compared with the year ended 31 December 2022. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

PRINCIPAL RISKS AND UNCERTAINTIES

KEY

⬆ Increased risk

⬌ No change from last year

⬇ Reduced risk

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2022 and up to the date of this report – including any adverse effects of the pandemic and the geopolitical situation following the Russian invasion of Ukraine – which are described in the table on the following pages.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
ECONOMIC RISK		
Adverse economic conditions, including those caused by the pandemic, the conflict in Ukraine, severe and sustained inflation in key markets where we operate, supply chain issues affecting the distribution of our clients' products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations. ⬆	Economic conditions, including inflation and increasing interest rates, among others, have a direct impact on our business, results of operations and financial position. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.	Our account teams work proactively with our clients to understand the challenges they are facing, determine general trends in marketing spend and develop plans in advance to help us prepare, redeploy resources and manage costs accordingly. Our client portfolio is diverse, consisting of organisations operating in different industry sectors and across a broad geographical spread which further helps mitigate the impact of any specific challenges individual clients or markets might be facing.
GEOPOLITICAL RISK		
Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may be reflected in our clients' confidence in making longer-term investments and commitments in marketing spend. ⬆	Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.	We work closely with our in-country teams, third-party advisors, clients and other agencies in monitoring the level and nature of geopolitical issues, events and developments across all markets and regions. Our primary focus is the safety and security of our people, and for extreme events or periods of disruption we have developed a series of crisis and response plans with clear lines of escalation to the Board and Executive Committee that focuses upon the wellbeing of our people and their families. We have detailed operational and financial plans, developed through the consideration of a range of potential scenarios and outcomes that are continuously monitored and, if required, used to make interventions and support decision making over our operations, investments and advice to clients.
PANDEMIC		
The impact of a pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long-term impact of a pandemic on our clients' spending plans. ⬌	A pandemic and any new variants and the measures to contain its spread may have an adverse effect on our business, revenues, results of operations and financial condition and prospects.	A strong balance sheet, supported further by action to maintain liquidity including, if needed, the suspension of share buybacks, dividends and acquisitions, cost reduction and cash conservation measures, savings on property and IT capex. Constant monitoring of working capital position.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

STRATEGIC PLAN

The failure to successfully complete the strategic plan updated in December 2020 to simplify our structure, continue to introduce market-leading products and services, identify cost savings and successfully integrate acquisitions, may have a material adverse effect on the Group's market share and its business revenues, results of operations, financial condition or prospects.

A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to sustained growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

Board oversight of the implementation of the strategic plan and regular briefings on the Group's response to the pandemic and the economic and geopolitical consequences of the invasion of Ukraine by Russia.

The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan and convenes regularly to discuss the Group's response to and implementation of the measures highlighted above to mitigate the impact of the pandemic and the economic and geopolitical consequences of the invasion of Ukraine by Russia on the Group's operations, people, clients and financial condition.

The focus on managing cost and changes in ways of working have accelerated aspects of the transformation as we move faster towards a simplified company structure and enhanced use of technology by our people as a consequence of adapting to remote working.

IT TRANSFORMATION

We are undertaking a series of IT transformation programmes to support the Group's strategic plan. The programme has been devised so that it prioritises the most critical changes necessary to support the overall strategic plan whilst maintaining the operational performance and security of core systems.

The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions.

A failure to provide these functions could have an adverse effect on our business.

Any failure or delay in implementing the IT transformation programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.

Disruption and unavailability of critical system availability may lead to disruption in our operations and client service delivery.

The Board and management team provides oversight and governance of the most important change transformation initiatives the business is pursuing.

Detailed plans have been prepared for each major transformation initiative and overall progress, challenges and risks to the initiative are monitored as part of our project management processes and discussed in dedicated steering committees who also agree upon any corrective action that may be required.

Progress reports are also completed as part of regular briefings that the Board receives on the overall implementation of the strategic plan.

CLIENT LOSS

We compete for clients in a highly competitive industry which has been evolving and undergoing structural change.

Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services and consultants and consulting internet companies.

Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time.

The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, and by loss of reputation, and may be limited by clients' policies on conflicts of interest.

The transformation plan updated in December 2020 places emphasis on providing faster, more agile and more effectively integrated solutions that are data and technology led for our clients as part of a continuous improvement of our creative capability and reputation of our businesses.

The plan is also delivering a simplification of our organisational structure by reducing the number of legal entities in the Group, the disposal of non-core minority holdings and more collaborative working through the launch of further campus co-locations including in Brazil and Canada.

The Board is focused on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. Work continues on diversity and inclusion across the Group including focus from the work of the WPP Global Inclusion Council.

Continuous improvement of our creative capability and reputation of our businesses. The development and implementation of senior leadership incentives to align more closely with our strategy and performance.

Business review at every Board, management and Executive Committee meeting to identify client loss. Monthly updates to the management team on the status of the Group's major clients and upcoming pitches for potential new clients.

Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

CLIENT CONCENTRATION

We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 18% of revenue less pass-through costs in the year ended 31 December 2022.

Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Increased flexibility in the cost structure (including incentives, consultants and freelancers).

Business review at every Board meeting and regular engagement at executive level with our clients.

A monthly 'new and existing business' tracker is reviewed by the Executive Committee on a monthly basis with regular updates provided to the Board.

REPUTATION

Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example, energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.

Our climate crisis training seeks to ensure that our people recognise the importance of our sector's role in addressing the climate crisis. It is part of a broader sustainability training programme being run in multiple markets with localised content in key regions.

We have developed internal tools to help our people identify environmentally harmful briefs. These tools embed climate-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Conduct. We also ensure our policies reduce the risk that any client brief undermines the implementation of the Paris Agreement. In 2022, we introduced the revised Assignment Acceptance Policy and Framework and the Green Claims Guide to provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.

PEOPLE, CULTURE AND SUCCESSION

Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial, technology and management talent, or are unable to retain and incentivise key and diverse talent, or are unable to adapt to new ways of working by balancing home and office working.

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.

We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

Our incentive plans are structured to provide retention value, for example, by paying part of annual incentives in shares that vest two years after grant date.

We are working across the businesses to embed collaboration and investing in training and development to retain and attract talented people. The investment in co-located campus properties is increasing the co-operation across our companies and provides extremely attractive and motivating working environments.

Focus on the mental health of our people by providing access to wellbeing resources, the establishment of support networks, funded events, discussion forums and additional time off.

All In survey completed by two-thirds of our people in 2022, providing an opportunity for the Board, Executive Committee and senior leaders across the business to understand the general sentiment, views, opinions and concerns of employees.

Findings from the survey highlighted general and local views on cultural, wellbeing and other matters, which have formed the basis of people change projects and further plans for remediation.

Succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates is identified in emergency and planned scenarios.

The Compensation Committee provides oversight for the Group's incentive plans and compensation.

Our real estate teams work closely with people teams across the business to consider how space is being utilised to support collaboration and innovation.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

CYBER AND INFORMATION SECURITY

The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services.

Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data.

A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.

The imposition of sanctions following the ongoing conflict in Ukraine has triggered an increase in cyber attacks generally.

We monitor and log our network and systems and keep raising our people's security awareness through our WPP Safer Data training and mock phishing attacks.

Heightened focus on monitoring our network and systems and raising awareness of the potential for phishing and other cyber attacks during the period of remote working and the geopolitical situation and an increased focus on our control environment.

CREDIT RISK

We are subject to credit risk through the default of a client or other counterparty.

Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days.

We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.

Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

We are working closely with our clients during this period of economic uncertainty to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media.

Our treasury position and compliance with lending covenants is a recurring agenda item for the Audit Committee and Board.

Increased management processes to manage working capital and review cash outflows and receipts.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

INTERNAL CONTROLS

Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.

We have previously identified material weaknesses in our internal control over financial reporting. If we failed to properly remediate these material weaknesses or new material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.

As previously disclosed, for the year ended 31 December 2020, we identified certain material weaknesses in our internal control over financial reporting. During 2021, we finished implementing previously reported plans to remediate such material weaknesses and concluded that as at 31 December 2021, such material weaknesses had been remediated. We have also concluded that our internal control over financial reporting is again effective as of 31 December 2022, as disclosed in our Form 20-F.

If the remedial measures were ultimately insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected.

In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group's ADSs and ordinary shares.

Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level.

Regular monitoring of key performance indicators for trading are undertaken to identify trends and issues.

An authorisation matrix on inventory trading is agreed with the Company and the Audit Committee.

In 2021, our then new controls function continued to review and enhance controls across the Group, under the direction of our Global Director of Risk and Controls. As part of this effort, we significantly enhanced the staffing, capabilities and resources of our technical accounting function, which supported the retrospective review efforts and will continue to provide ongoing support in regards to complex accounting matters and judgment and changes in accounting standards.

Management is committed to maintaining a strong internal control environment, with appropriate oversight from our Audit Committee. We have made significant enhancements to our controls through the implementation of the remediation and continue to evaluate further opportunities to improve our control environment. We have engaged an independent valuation specialist, on an ongoing basis with oversight by management, to assist us as an integral part of the discount rate and cash flow determination process in the impairment assessment of intangible assets and goodwill.

This has included such items as: updating our discount determination methodology for a current market participant approach; enhancing the level of review and controls related to the selection of the variables underpinning the discount rate calculation, the discount rate methodology and annual refresh; and implementing additional validation controls and additional reviews of the selection of cash flow periods and net working capital assumptions.

In the case of complex accounting matters and hedging arrangements, we performed a comprehensive retrospective review of our controls and procedures and implemented enhanced periodic controls into our control framework and have engaged outside advisors with specialist expertise in the respective subject matter areas to assist with the performance of the comprehensive retrospective review.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

DATA PRIVACY

We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:

– Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches
– Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:

– The Group has in the past and may in the future experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
– Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms, in order to limit any potential disruption (for example, SCCs instead of Privacy Shield following the CJEU Schrems II decision).

We implemented extensive training ahead of GDPR and CPPA implementation and the roll-out of toolkits to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets.

A Chief Privacy Officer and Data Protection Officer are appointed at the Company and Data Protection Officers are in place at a number of our companies.

Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security.

The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed.

TAXATION

We may be subject to regulations restricting our activities or effecting changes in taxation.

Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

We actively monitor any proposed regulatory or statutory changes and consult with government agencies and regulatory bodies where possible on such proposed changes.

Biannual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles.

REGULATORY

We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.

We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International.

Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption has previously and could expose us to civil and criminal sanctions.

Online and in-country ethics, anti-bribery, anti-corruption and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and the Anti-Bribery & Corruption Policy.

A continuously evolving business integrity function to ensure compliance with our codes and policies and remediation of any breaches of policy.

Continuous communication of the Right to Speak confidential, independently operated helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis.

Due diligence on acquisitions and on selecting and appointing suppliers and restrictions on the use of third-party consultants in connection with any client pitches. Rolling programme of creating shared financial services in the markets in which we operate and the creation of a new controls function in 2020.

Risk Committees are well established at WPP and across the networks to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets.

Gift and hospitality register and approvals process.

PRINCIPAL RISK	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES

SANCTIONS

We are subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

The Russian invasion of Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.

Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.

Online training to raise awareness and seek compliance and updates for our companies on any new sanctions.

Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes. Executive Committee briefed and working with the WPP legal team to ensure compliance with escalating sanctions as a consequence of the Russian invasion of Ukraine.

We have taken a number of actions as a consequence of the invasion. We have announced the discontinuance of our operations in Russia and ensured compliance with all sanctions as they impact any clients, suppliers or financial arrangements.

ENVIRONMENT REGULATION AND REPORTING

The Group could be subject to increased costs to comply with the potential future changes in environmental law and regulations.

We could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet our net zero commitments.

Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.

We are developing a net zero roadmap to deliver against our net zero commitments and aim to disclose more details of that roadmap in 2023.

As part of this plan and through our work to decarbonise media and media supply chains, we are exploring opportunities to improve accounting for emissions from media.

As we seek to limit emissions, we need to reduce the total footprint of any product or service as far as possible. To manage the cost and quality of carbon credits purchased to offset remaining emissions, WPP developed a new offsetting policy and we are further developing our offsetting strategy as part of our net zero roadmap.

EMERGING RISKS

The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.

This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.

Co-locating our people in fewer, higher-capacity campus buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. Climate-related risk is considered when we invest in new campus buildings. In 2023 we will pilot a new ESG scorecard to assess building performance across a number of climate-related metrics.

Our hybrid working approach, which incorporates new ways of working adopted during the pandemic, provides additional resilience by enabling fully remote working – provided employees and their families are in safe locations – during extreme weather events.

The Employee Assistance Programme is activated in response to climate-related extreme weather events.

A failure to manage the complexity in carbon emission accounting for marketing and media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

Increased investment required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities.

Offset prices would likely rise, increasing the overall expenditure to meet our net zero commitments.

In 2023, we will publish our first net zero transition plan which will outline further details on how we intend to deliver against our net zero targets.

The Board Sustainability Committee was formed in 2019 to give increased focus on sustainability (see page 128). In 2022, we updated our Sustainability Policy, and released our first Environmental Policy which included policy guidance around offsetting.

Environment, Social and Governance KPIs are included as part of the scorecard that determines the short-term incentive rewards for WPP's CEO, CFO and some key members of the Executive Committee. This includes WPP's performance against carbon reduction targets.

CORPORATE
GOVERNANCE

CHAIRMAN'S LETTER





IT IS CLEAR THAT CLIENTS NOW SEE WPP AND ITS AGENCIES AS BUSINESS-CRITICAL PARTNERS IN TODAY'S COMPLEX MARKETING ENVIRONMENT"

In 2022 the Company once again successfully negotiated external challenges while delivering growth for its people, clients and shareholders.

The publication in February of WPP's full-year results for 2022 brought widespread recognition of the progress the Company has made in recent years, the resilience of its business model and the successful modernisation and diversification of its offer to clients.

The executive team deserves great credit for the turnaround in the Company's performance and reputation since 2018. It is clear that clients now see WPP and its agencies as business-critical partners in today's complex marketing environment.

As the role of technology, data and digital communications grows and shifts rapidly, and the adoption of AI in particular increases exponentially, clients place a high value on WPP's expertise in helping brands and organisations capture the opportunities.

Investment in high-growth sectors of the Company's proposition has paid dividends. Ecommerce and commerce media have been especially strong. GroupM's commerce billings, for example, increased 18% in 2022.

This growing demand for WPP's capabilities in developing areas sits alongside sustained client spending on more traditional forms of marketing communications, where WPP has long been an industry leader.

The reshaping of WPP's offer to drive growth for the Company and its shareholders was a principal theme of our Board strategy day during 2022, which provided an opportunity for the Board to hear from and engage with leaders across WPP on the Company's plans for the future.

As well as looking at how data, commerce and AI are revolutionising our clients' marketing activities, the Board discussed the ways in which technology will shape our own business, including through our global IT strategy. Other important topics were client leadership, DE&I, our transformation programme, growth plans for China, our campus programme and – last but certainly not least – our working culture.

A PEOPLE BUSINESS

One of the foundational pillars of the Company's strategy is a culture that prizes wellbeing, inclusion and a sense of belonging for all.

In my letter last year I said that our people strategy would be a primary focus for the Board and executive team in 2022. As Mark notes in his introduction to the Annual Report, WPP is a business that relies on its people for its performance, and there is no greater priority than ensuring our employees feel welcomed, engaged, inspired, recognised for their contribution and supported in their development.

The Board was therefore pleased that WPP's 2022 people survey showed significant improvements year-on-year. The Company achieved its highest ever engagement levels, and its employee net promoter score increased by 14 points. Inclusion, feeling valued and career growth were areas of particular strength.

The Company's Making Space wellbeing initiative, which drew a tremendous reaction from our people, had the full support of the Board, along with programmes such as the growing community of WPP Mental Health Allies.

Making sure the Company has a strong leadership pipeline is one of the Board's most important responsibilities. In 2022 we reviewed the Company's plans for executive development and succession, and for building leadership behaviours.

For the pipeline and existing leadership to be considered truly strong, it must be diverse. Plenty of work remains to be done to achieve parity at all levels of the business, but we have made good progress. When Joanne Wilson succeeds John Rogers as CFO following the announcement of the Company's 2023 First Quarter Trading Update, the proportion of women on the Board will be 46% (2021: 43%). We exceed the targets set by the Parker Review, with three Directors from an ethnic minority background.

In the FTSE Women Leaders Review, WPP moved up from ninth to sixth in the FTSE 100. Forty-six percent of Executive Committee members and their direct reports were women in 2022, against a FTSE 100 average of 34%.

To drive further change, WPP has linked performance in this area to remuneration, with diversity, equity and inclusion goals included in senior executives' incentive plans since 2021.

The Company has also increased its investment in leadership development programmes for people of colour, as well as in inclusive management training, in order to work systematically towards a more diverse leadership succession pipeline.

Looking to the year ahead, priorities will include expanding succession planning to the top 300 in the Company, launching a self-ID campaign to augment our diversity data, next steps for WPP's Racial Equity Programme, supporting and expanding Employee Resource Groups and embedding inclusion training for leaders.

ⓘ You can read more about WPP's people strategy on pages 36 and 70

CREATING VALUE THROUGH SUSTAINABILITY

Since being established in 2019, the Board's Sustainability Committee has played a key role in supporting WPP's pursuit of its ESG objectives. As the sustainability agenda grows in importance, the Committee's contribution has evolved accordingly. The skillsets and experience of its members have been invaluable as the Company considers a range of complex and interconnected issues.

During 2022 there were deep dives into topics on which WPP has taken leadership positions such as media decarbonisation and single-use plastics, regulatory developments such as TCFD reporting, improved internal processes such as the revised Assignment Acceptance Policy and Framework and new Green Claims Guide, and support for our people and communities in response to events such as the war in Ukraine.

The Company is working to embed sustainability at every level of its operating model and across the organisation. This is not primarily an exercise in compliance or risk-mitigation, but an opportunity to create value. Emphasising and acting in line with our purpose helps to attract and retain talent and develop our relationships with clients.

ⓘ You can read more about our sustainability strategy and commitments from page 68, and in our 2022 Sustainability Report

MANAGING RISK

As well as supporting the Company as it seeks to capture opportunities, the Board also identifies, monitors and addresses risks.

During 2022 we continued to review the structure and effectiveness of our risk management model, and assess the principal risks that could impact our business. More information about our approach is available from page 86.

Against the backdrop of challenging macroeconomic conditions and disruptive geopolitical events, the Board also worked to ensure the Company was well prepared both strategically and operationally for any downturns in its major markets.

This included reviewing strategies for cost reduction, pricing, supply chain finance management, the ongoing simplification of the Company's organisational structure and its transformation programme, cash management and capital allocation, with an overall focus on diligent and disciplined management of the balance sheet.

BOARD COMPOSITION AND EFFECTIVENESS

We announced in November that our Chief Financial Officer John Rogers would step down from the Board to pursue broader executive opportunities beyond the Company.

John, who will step down as a Director following the announcement of the Company's 2023 First Quarter Trading Update, has made an important contribution to WPP in his three years with us, including helping the Company navigate the pandemic and laying the foundations of its transformation programme. He leaves with our thanks and very best wishes for the future.

John will be succeeded as Chief Financial Officer by Joanne Wilson. Joanne is currently Chief Financial Officer of Britvic plc, having previously held the same role at dunnhumby, a global leader in customer data science that is part of the Tesco group. We look forward to welcoming her to the Board when she joins on 19 April 2023.

As I mentioned last year, Nicole Seligman, our Senior Independent Director, has completed a nine-year tenure on the Board and will not stand for re-election at the 2023 Annual General Meeting. On behalf of my Board colleagues, I would like to thank Nicole for her dedicated service to WPP and her exceptional contribution to the Board during a period of profound change for the Company. I am pleased that Angela Ahrendts has agreed to be appointed as the new Senior Independent Director. Angela will lead succession planning for WPP's next Chair.

Tarek Farahat will also not put himself forward for re-election to the Board at the 2023 AGM due to other commitments. I would like to thank Tarek for his contribution during his long service to the Board. WPP has greatly benefited from his knowledge and experience of global FMCG businesses over the years and he has been a valued member of the Audit Committee.

As always, we gave significant time to succession planning and proactively reviewing our non-executive membership in 2022, to ensure the Board continues to have the appropriate composition to support the executive team and review the Company's strategy.

We also reviewed the governance architecture of the Board's Committees on an ongoing basis, and made adjustments as required. You can read the Committee Chairs' reports from page 118.

Nicole Seligman, as part of our continuous assessment of Board effectiveness, conducted an evaluation exercise to review the performance of the Board and its Committees. The results, which can be found on page 116, confirmed that the Board and its Committees continue to operate effectively.

A POSITIVE OUTLOOK

We move into 2023 with confidence in the future growth prospects of WPP as it continues to execute its strategy.

WPP, along with the wider marketing services sector, has confounded the expectations of some commentators in recent years as concerns about structural challenges facing the industry have receded.

The Company has continued to grow, exploited the potential of new technologies, transformed its offer and maintained strong demand for its services from the world's leading organisations and brands.

It has also continued to attract outstandingly talented people, drawn by the strong culture of its agencies, its sense of purpose and its ambition to become the most creative company in the world.

Alongside the Company's robust balance sheet and compelling client offer, that talent is the foundation of our positive outlook for WPP. On behalf of the Board, I would like to extend my thanks to all our people worldwide for their commitment to their work and our clients in 2022 and beyond.

Roberto Quarta
Chairman
23 March 2023

GOVERNANCE AT A GLANCE

HIGHLIGHTS



46%
female Board representation following the announcement of the Company's 2023 First Quarter Trading Update[1]

Exceeded Parker Review diversity target

5th
consecutive year recognised in Bloomberg Gender-Equality Index[2]

Discontinued operations in Russia in March 2022

1
new Executive Director appointment announced in 2022

Named among best places to work for LGBTQ+ equality[3]

Top 10
FTSE Women Leaders Review for gender representation among Executive Committee and direct reports[4]

[1] Joanne Wilson will succeed John Rogers as CFO immediately following the announcement of the Company's 2023 First Quarter Trading Update
[2] Bloomberg Gender-Equality Index 2023
[3] Corporate Equality Index 2022, Human Rights Campaign
[4] FTSE Women Leaders Review 2022

COMPLIANCE WITH THE CODE

During the year ended 31 December 2022, the Company was compliant with the provisions of good governance contained in the 2018 UK Corporate Governance Code ('the Code'), except for the fact that Provision 38 of the Code was met part way through the year by the alignment of the CEO's pension with the wider workforce. For more detail see page 145. The table below shows where shareholders can find further information on how the Company has applied the principles of the Code. The Company's American Depositary Shares are listed on the New York Stock Exchange (NYSE) and the Company is therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. As the Company follows UK corporate governance standards, differences from the NYSE governance standards are summarised in the Company's Form 20-F filing.

1. BOARD LEADERSHIP AND COMPANY PURPOSE	READ MORE
– Long-term value and sustainability	**Page 114**
– Culture	**Page 114**
– Shareholder and other stakeholder engagement	**Page 109**
– Conflicts of interest	**Page 120**

2. DIVISION OF RESPONSIBILITIES	
– Role of the Chairman and Chief Executive Officer	**Page 112**
– Non-Executive Directors	**Page 112**

3. COMPOSITION, SUCCESSION AND EVALUATION	
– Appointment and succession planning	**Page 119**
– Skills and experience	**Page 115**
– Evaluation	**Page 116**
– Diversity	**Page 116**

4. AUDIT, RISK AND INTERNAL CONTROL	
– Integrity of financial statements	**Page 123**
– Fair, balanced and understandable	**Page 123**
– Internal controls and risk management	**Page 124**
– External auditor	**Page 125**
– Principal and emerging risks	**Pages 91-97**

5. REMUNERATION	
– Policies and practices	**Pages 130-156**
– Alignment with purpose, values and long-term strategy	**Pages 130-156**
– Independent judgement and discretion	**Pages 130-156**

OUR BOARD



ROBERTO QUARTA
CHAIRMAN

Appointed: 1 January 2015 (Chairman 9 June 2015) Ⓒ Ⓝ
Nationality: Italian and American

Skills and experience:

Roberto has extensive experience in corporate governance and global commerce, having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities.

Roberto is Chairman of Smith & Nephew plc, a Partner of Clayton, Dubilier & Rice, and Chairman of Clayton, Dubilier & Rice Europe. He is an Independent Non-Executive Director of Gulf Capital. Previously he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

External appointments:

Chairman, Smith & Nephew plc;[1] Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe; Independent Non-Executive Director, Gulf Capital.

[1] Roberto will step down as Chairman of Smith & Nephew plc in September 2023



MARK READ
CHIEF EXECUTIVE OFFICER

Appointed: 3 September 2018 **Nationality:** British

Skills and experience:

Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP's first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world's leading agencies. Mark was voted the industry's Most Influential Person 2019 in Econsultancy's Top 100 Digital Agencies, and in 2022 was recognised as a Champion of Women in Business for the fifth consecutive year. Mark was awarded a Fellowship for outstanding services to the industry in the IPA's 2021 New Year's Honours.

Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.

External appointments:

Trustee, Natural History Museum.



JOHN ROGERS
CHIEF FINANCIAL OFFICER

Appointed: 3 February 2020, Chief Financial Officer from 1 May 2020[1]
Nationality: British

Skills and experience:

John has extensive finance, strategy, digital, property and retail experience. He joined WPP from J Sainsbury plc where he was CEO of Sainsbury's Argos, and was previously CFO of J Sainsbury plc, responsible for business strategy, new business development, Sainsbury's Online and Sainsbury's Bank, in addition to its core finance functions.

John is a member of The Prince's Advisory Council for Accounting for Sustainability and sits on the Retail Sector Council, which acts as a point of liaison between the UK government and retail sector. John is an Independent Non-Executive Director of Grab Holdings Limited, a technology company listed on NASDAQ.

External appointments:

Member, The Prince's Advisory Council for Accounting for Sustainability; Member, Retail Sector Council; Independent Non-Executive Director, Grab Holdings Limited.

[1] It was announced in November 2022 that John Rogers would step down from the Company and be succeeded by Joanne Wilson, which will take effect immediately following the announcement of the Company's 2023 First Quarter Trading Update

INDEPENDENT NON-EXECUTIVE DIRECTOR



NICOLE SELIGMAN
SENIOR INDEPENDENT DIRECTOR,
NON-EXECUTIVE DIRECTOR

Appointed: 1 January 2014[1] Ⓒ Ⓝ **Nationality:** American

Skills and experience:

Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.

She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

External appointments:

Non-Executive Director, Paramount Global; Non-Executive Director, MeiraGTx Holdings plc; Non-Executive Director, Far Peak Acquisition Corporation; Vice Chair and Officer, Schwarzman Animal Mexican Center.

[1] Nicole will retire from the Board at the 2023 AGM

**COMMITTEE
MEMBERSHIP KEY**
Ⓐ Audit
Ⓒ Compensation
Ⓝ Nomination and Governance
Ⓢ Sustainability
⚫ Committee Chair

**NON-EXECUTIVE DIRECTOR TENURE
AS AT 31 DECEMBER 2022**



- 0-3 years **5**
- 3-6 years **3**
- 6-9 years **3**
- 9+ years **0**

Director retirements during the year:
Jacques Aigrain retired from the Board on 24 May 2022

Sally Susman retired from the Board on 24 May 2022

INDEPENDENT NON-EXECUTIVE DIRECTORS



ANGELA AHRENDTS DBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 July 2020 **S** **N** **Nationality:** British and American

Skills and experience:
Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister's Business Advisory Council from 2010 to 2015.

External appointments:
Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, Charity: water, Imagine and The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board.



SIMON DINGEMANS
NON-EXECUTIVE DIRECTOR

Appointed: 31 January 2022 **A** **Nationality:** British

Skills and experience:
Simon has extensive business, capital markets, corporate finance and governance experience, and is currently a Senior Advisor at global investment firm The Carlyle Group. He was previously CFO of GlaxoSmithKline plc. Prior to GSK, Simon worked in investment banking at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner for 10 years as a leader of its European M&A business and Head of UK Investment Banking. Simon is Chairman of Genomics plc and previously served as Chairman of the Financial Reporting Council and as Chairman of the 100 Group. Simon has a master's degree in geography from Oxford University.

External appointments:
Chairman, Genomics plc; Senior Advisor, The Carlyle Group.



SANDRINE DUFOUR
NON-EXECUTIVE DIRECTOR

Appointed: 3 February 2020 **A** **C** **Nationality:** French

Skills and experience:
Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. Sandrine is currently CFO of UCB, a global pharmaceutical company. Previously she was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation.

Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.

External appointments:
Chief Financial Officer, UCB.



TAREK FARAHAT
NON-EXECUTIVE DIRECTOR

Appointed: 11 October 2016[1] **A** **Nationality:** Brazilian and Egyptian

Skills and experience:
Tarek has extensive leadership and brand-building experience gained in leading businesses in the Americas, Europe, Middle East and Africa. He worked for Procter & Gamble for over 26 years, where his last position was President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of JBS S.A. and a board member of Pilgrim's Pride Corporation and Alpargatas. Tarek is currently a strategic advisor, consultant and partner for companies in the consumer goods, fintech and healthcare sectors.

Tarek is a graduate of the American University in Cairo, Faculty of Commerce and Finance.

External appointments:
Chairman and Co-Founder, GoPublic and Ponto-e.

1   Tarek will step down from the Board following the conclusion of the Company's 2023 Annual General Meeting



TOM ILUBE CBE
NON-EXECUTIVE DIRECTOR

Appointed: 5 October 2020 **A** **C** **N** **Nationality:** British

Skills and experience:
Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of the Rugby Football Union (RFU) and CEO of Crossword Cybersecurity plc. Tom was previously Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, an identity protection company.

Tom has honorary doctorates from City, University of London, Coventry University, Portsmouth University and the University of Wolverhampton, and is an Honorary Fellow of both Jesus College and St Anne's College, Oxford. In 2017 Tom topped the *Powerlist* ranking of the most influential people of African or African Caribbean heritage in the UK.

External appointments:
Founder and CEO, Crossword Cybersecurity plc; Chair, Iternal Limited (previously known as Deathio Ltd); Founder and Chair, African Gifted Foundation; Chair, The Rugby Football Union (RFU).

INDEPENDENT NON-EXECUTIVE DIRECTORS



CINDY ROSE OBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 April 2019 Ⓐ Ⓒ **Nationality:** British and American

Skills and experience:
Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group.

Cindy is a graduate of Colombia University and New York Law School.

External appointments:
Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.



KEITH WEED CBE
NON-EXECUTIVE DIRECTOR

Appointed: 1 November 2019 Ⓢ **Nationality:** British

Skills and experience:
Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever's sustainability programme. Keith was named the World's Most Influential Chief Marketing Officer by *Forbes* in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers.

He received *The Drum*'s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.

External appointments:
Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee, Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Bain Capital, Alix Partners; Advisory Board Member, i-Genie and McLaren.



JASMINE WHITBREAD
NON-EXECUTIVE DIRECTOR

Appointed: 1 September 2019 Ⓢ Ⓒ **Nationality:** British and Swiss

Skills and experience:
Jasmine's experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP's client sectors to the Board.

Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously a Non-Executive Director of BT Group plc.

External appointments:
Chair of the Board, Travis Perkins plc; Non-Executive Director, Standard Chartered plc;[1] Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University.

[1] Jasmine will step down as Non-Executive Director of Standard Chartered plc at its 2023 AGM



DR. YA-QIN ZHANG
NON-EXECUTIVE DIRECTOR

Appointed: 1 January 2021 Ⓢ **Nationality:** American

Skills and experience:
Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited and ChinaSoft International Limited. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.

External appointments:
Non-Executive Director, AsiaInfo Technologies Limited and ChinaSoft International Limited; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research, Tsinghua University.



BALBIR KELLY-BISLA
COMPANY SECRETARY

Appointed: 27 April 2020

Skills and experience:
Balbir has significant governance experience across various roles in listed companies, most recently as Company Secretary of William Hill plc. Prior to joining William Hill, Balbir was Director of Investor Relations at GlaxoSmithKline plc (GSK), leading on engagement with ESG-focused investors, and before that held company secretarial roles at GSK, Lastminute.com, Royal & Sun Alliance and Segro plc.

External appointments:
None.

DIRECTOR APPOINTMENT ANNOUNCED IN 2022



JOANNE WILSON
CHIEF FINANCIAL OFFICER[1]

Appointment: 19 April 2023[1] **Nationality:** Irish

Skills and experience:
Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joins WPP from Britvic where she is currently Chief Financial Officer. Prior to this, Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science.

Joanne began her career at KPMG, where she qualified as a Chartered Accountant and spent three years in Hong Kong.

External appointments:
Non-Executive Director, Informa plc.

[1] Joanne Wilson will join the Board and become CFO designate on 19 April 2023 and succeed John Rogers as CFO immediately following the announcement of the Company's 2023 First Quarter Trading Update

OUR EXECUTIVE COMMITTEE

The Executive Committee of WPP is responsible for leading the Company and executing its strategy. Its members lead WPP's largest agency networks and central corporate functions

Other Executive Committee members during the year:

Andy Main retired from the Executive Committee on 7 September 2022.



MARK READ
CHIEF EXECUTIVE OFFICER
Biography can be found on page 104.



JOHN ROGERS
CHIEF FINANCIAL OFFICER
Biography can be found on page 104.



AJAZ AHMED
CHIEF EXECUTIVE OFFICER, AKQA
Ajaz is the CEO of AKQA, which also includes Grey. Recognised as a creative pioneer, AKQA has won over 75 Agency of the Year awards.



DEVIKA BULCHANDANI
GLOBAL CHIEF EXECUTIVE OFFICER, OGILVY
Devika was appointed Global CEO of Ogilvy in 2022. She joined Ogilvy as CEO of North America in 2021. Prior to Ogilvy, Devika spent 26 years at McCann in various leadership positions.



JON COOK
GLOBAL CHIEF EXECUTIVE OFFICER, VMLY&R
Jon has led VMLY&R since its formation in 2018 as WPP's global brand and customer experience agency. He was formerly Global CEO of VML, which he joined in 1996.



ANNAMARIA DESALVA
CHAIRMAN AND CEO, HILL+KNOWLTON STRATEGIES
AnnaMaria rejoined Hill+Knowlton in 2019 after leading global corporate affairs at DuPont and serving as Senior Advisor to the CEO of DowDuPont. She previously worked in transformation roles at Pfizer. Currently she serves on governance boards in the industrials sector and in higher education.



MEL EDWARDS
GLOBAL CHIEF EXECUTIVE OFFICER, WUNDERMAN THOMPSON
Mel was appointed as CEO of the newly formed Wunderman Thompson in 2018, having previously been the Global CEO of Wunderman. She joined Wunderman as UK CEO in 2012.



LAURENT EZEKIEL
CHIEF MARKETING & GROWTH OFFICER
Laurent became WPP's first Chief Marketing & Growth Officer in 2019. He joined from Publicis where he was President of Digitas North America and International, and Global Client Leader for GSK.



JANE GERAGHTY
GLOBAL CHIEF EXECUTIVE OFFICER, LANDOR & FITCH
Jane was appointed Landor & Fitch's Global CEO in 2017, having previously been President of EMEA. She has held senior positions at Naked Communications, ITV, Ogilvy New York, McCann-Erickson and Saatchi & Saatchi.



ADAM GERHART
GLOBAL CHIEF EXECUTIVE OFFICER, MINDSHARE

Adam was appointed Global CEO of Mindshare in January 2021, having previously been its US CEO. He joined the agency 20 years ago as a media planner and has worked across the globe in a variety of roles and leadership positions.



RICHARD GLASSON
GLOBAL CHIEF EXECUTIVE OFFICER, HOGARTH

Richard was appointed CEO of Hogarth Worldwide in 2016, having joined the company in 2011. Prior to this he was CEO of Gyro, the B2B marketing specialist.



ANDREA HARRIS
GROUP CHIEF COUNSEL

Andrea was appointed as Group Chief Counsel in 2005 having joined WPP in 1996. Andrea is Chair of the Risk Committee.



MICHAEL HOUSTON
WPP COUNTRY PRESIDENT, US

Michael became WPP's first Country President for the United States in 2022. Prior to this he held key positions at WPP agencies Young & Rubicam and Landor and, most recently, creative agency Grey Group where he served as Global CEO from 2017 to 2022.



DONNA IMPERATO
GLOBAL CHIEF EXECUTIVE OFFICER, BCW

Donna became CEO of BCW, one of the world's largest earned-first creative communications agencies, in 2018. Before leading BCW, Donna was Global CEO of Cohn & Wolfe for 15 years. In January 2023 it was announced that Donna will retire as CEO during 2023 and step down once her successor is appointed.



CHRISTIAN JUHL
GLOBAL CHIEF EXECUTIVE OFFICER, GROUPM

GroupM is the world's largest media investment group and home to WPP's media agencies. Formerly Global CEO of Essence, Christian was appointed CEO of GroupM in 2019.



LINDSAY PATTISON
CHIEF CLIENT OFFICER

Lindsay became Chief Client Officer of WPP in 2018. Prior roles include Chief Transformation Officer of WPP and Global CEO of Maxus, which she joined as UK CEO in 2009.



STEPHAN PRETORIUS
CHIEF TECHNOLOGY OFFICER

Stephan was appointed as WPP's first CTO in 2018. Before that he was UK Group CEO and Global CTO of Wunderman, having joined the agency in 2016.



ROB REILLY
GLOBAL CHIEF CREATIVE OFFICER

Rob joined in 2021 from McCann Worldgroup where he was Global Creative Chairman, after spending a decade at Crispin, Porter + Bogusky. In 2022, he led WPP to being named Creative Company of the Year at the Cannes Lions Festival of Creativity.



JENNIFER REMLING
GLOBAL CHIEF PEOPLE OFFICER

Jennifer was appointed Global Chief People Officer in October 2021, joining from GroupM where she held the same role. Jennifer has worked in senior positions across the industry, including at Essence, R/GA, AKQA, 360i and Sapient.



ANDREW SCOTT
CHIEF OPERATING OFFICER

Andrew joined WPP in 1999 as Director of Corporate Development. He held a number of other senior roles including Chief Operating Officer for Europe before being appointed COO in 2018.

HOW OUR BOARD ENGAGES WITH STAKEHOLDERS

OUR APPROACH TO ENGAGEMENT

Our stakeholders are central to our strategy and critical to the long-term success of our business. The Board oversees our approach to engagement as we seek feedback and make decisions for the long-term benefit of WPP. For each matter that comes before the Board for decision, the Board considers the likely consequences of any decision in the long term, identifies stakeholders who may be affected, and carefully considers their interests and any potential impact as part of the decision-making process.

Our stakeholder engagement processes enable our Board to understand what matters to stakeholders most, consider carefully all relevant factors and select the course of action that best delivers long-term value for our stakeholders and protects their interests, reflecting what are referred to as Section 172 factors.

As a Jersey incorporated company, WPP is not subject to UK legislation. However, as a matter of good governance and in order to comply with the provisions of the 2018 UK Corporate Governance Code, the Board considers the matters described in Section 172 of the Companies Act 2006 in its decision-making. Section 172 factors are not only considered at Board level – they are part of our culture and help drive our business. Illustrations of this can be found throughout the Strategic Report.

ENGAGEMENT IN ACTION DURING 2022

The table below illustrates direct and indirect Board engagement with various stakeholders. Additional detail on how we have engaged with each of these stakeholder groups on an operational level can be found on page 22 within the Strategic Report.

STAKEHOLDER GROUP	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
SHAREHOLDERS Our shareholders provide capital to invest in the business and support the valuation and liquidity of WPP shares. Shareholders benefit from the Board acting in the best interests of the Company and investing for long-term value generation.	The Chief Executive Officer and the Chief Financial Officer hosted quarterly results presentations and took questions from investors and analysts. The Chairman, Chairs of the Board Committees and Executive Directors met regularly with institutional investors to discuss the business and to respond to any concerns. In 2022, the Chair of the Compensation Committee consulted with key shareholders in respect of potential changes to the Directors' Compensation Policy. For more detail see page 134. The 2022 AGM was live-streamed via a webcast hosted by the Chairman. Shareholders were able to watch the presentations and ask questions in advance and during the meeting.	Feedback to the Board on investor views, particularly from the Chairman, Chair of the Compensation Committee, Chief Executive Officer and Chief Financial Officer. Monthly reports to the Board detailing investor relations activities, key themes of interest from investors and share register composition and movements. Analyst and broker briefings and reports of meetings with major shareholders. Additionally, the Board received communications from major shareholders, including in respect of voting practices.	In 2022, the Board oversaw the return of £1.1 billion (2021: £1.0 billion) in cash to shareholders through dividends and share buybacks. Feedback from shareholders in respect to potential changes to the Directors' Compensation Policy helped to inform the Compensation Committee's final decision to not make any significant changes to the Policy at this time. Shareholders are being asked to approve an updated Policy which includes only minor amendments. For more detail see page 134.
GOVERNMENTS AND REGULATORS Governments receive the tax contributions we make to public finances, enabling them to invest in public services. Governments and regulators determine the policy frameworks that affect us and our stakeholders.	As a listed global company, engagement with listing authorities and financial regulators. The Chief Executive Officer met with government representatives and regulators around the world, including through attendance at the World Economic Forum Annual meeting in Davos. Responded to government consultations, such as the Parker Review.	Reports to the Board and its Committees on regulatory changes from the Group Chief Counsel, Group Company Secretary and external auditor. Received reports from the Chief Sustainability Officer on regulatory changes with regards to ESG. Received reports from the Chief Privacy Officer and Global Data Protection Officer on changing regulatory landscapes with regards to data protection, security and privacy as well as data ethics and artificial intelligence.	In 2022 we contributed £1.5 billion in taxes to public finances (2021: £1.4 billion). Participated in consultations associated with ESG disclosure requirements and regulation, and supported efforts to increase ESG standardisation and alignment.

ENGAGEMENT IN ACTION DURING 2022 CONTINUED

STAKEHOLDER GROUP	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
CLIENTS, PARTNERS AND SUPPLIERS Our clients come from businesses across every sector. The work we do for clients provides our revenue and helps them to grow their businesses, build relationships with their customers and ready themselves for future success. Our suppliers range from small businesses to the world's largest technology partners. They provide us with the products and services we need to meet our clients' needs.	Engaged with clients on issues including strategy, changes taking place in our market and understanding the changes taking place in our clients' and suppliers' markets. Through our Chief Executive Officer, engaged with suppliers in joint product development, skills development and joint go-to-market programmes. Board engagement with key partners and clients, including site meetings in various locations.	Received updates on WPP's client satisfaction scores. Received reports from operating companies, which included GroupM's global framework for media decarbonisation to support the commitment to decarbonise its media supply chain. Received deep-dive updates at each Board meeting from Global Client Leaders on key clients. WPP's Modern Slavery Act Statement, available on our website, is reviewed by the Sustainability Committee each year and recommended to the Board for approval. For more detail on how the Company manages modern slavery risk, see our website at wpp.com/sustainability/modern-slavery-act-statement	With respect to client satisfaction, we consistently achieved a Likelihood to Recommend score of 8.0 (out of 10) over the last year, including a DE&I score of 8.2. The Company developed a revised Assignment Acceptance Policy and Framework to help our agencies review potentially sensitive new client work. For more detail see page 77.
PEOPLE We depend on the talent, creativity and technology skills of our people. And we want our employees to embrace our purpose, culture and values. In return, our people receive salaries, pension contributions, employee benefits, career development and training.	Cindy Rose, our Workforce Engagement Non-Executive Director, attended meetings of the Workforce Advisory Panel (WAP), in addition to the United States and India People Forums where possible, and updated the Board on matters discussed. The Chief Executive Officer hosted 10 townhalls and various leadership events, which gave him the chance to speak to our people directly and to hear from attendees in return. The Board engaged with senior managers at the Board strategy meeting and wider WPP management at the September 2022 leadership event.	Formal reports to the Board from the Chief Executive Officer and Chief People Officer included: – Updates on new ways of working and WPP's new Making Space campaign (for more detail see page 9) – Updates on talent, career development and succession planning – Reports on employee mental health and wellbeing – In-depth reviews of the people strategy, people risk and workforce engagement – Progress on DE&I initiatives – Results of various employee engagement and culture monitoring surveys undertaken through the year and actions taken to address employee feedback WPP's Global Inclusion Council met throughout the year to support the delivery of our diversity, equity and inclusion commitments. Reports at each Audit Committee meeting were received on issues raised via Right to Speak channels.	To align management with employees and shareholders, senior executives are being held to account on ESG metrics. DE&I goals continue to be included in incentive plans for senior executives, and carbon reduction targets were included in incentive plans for Executive Directors in 2022. To help us better support our people, we launched the refreshed All In staff survey in 2022, achieving our highest-ever engagement levels with 72,700 employees taking part. See page 36 for more details. In 2022, we invested £31.3 million in learning and development opportunities for our people.

STAKEHOLDER GROUP	DIRECT BOARD ENGAGEMENT	INDIRECT BOARD ENGAGEMENT	IMPACT OF ENGAGEMENT
PLANET We are committed to responsible and sustainable business practices. We take steps to optimise our own environmental impact, but recognise that our greatest contribution to the planet is through our work with clients, which can shift attitudes and change behaviours to build a sustainable future and a more inclusive society.	The Board undertook deep-dives on a range of ESG topics, including media decarbonisation. Professor Dr Johan Rockström, the expert on climate change and sustainable development, engaged with and presented to the Board on climate-related issues. The Board and Sustainability Committee reviewed climate-related risks and opportunities as part of their review and approval of WPP's Task Force on Climate-related Financial Disclosures statement on page 220, in addition to including climate-related risks as an emerging risk. For more detail see page 97.	Reports to the Sustainability Committee included progress updates on the Company-wide sustainability strategy and industry-leading net zero carbon reduction commitments; progress on WPP's single-use plastics commitment, including adjusted commitment timescales; performance against science-based carbon reduction targets and sustainability KPIs including renewable energy; and stakeholder engagement and feedback. For more detail see page 128.	The Company launched a new Green Claims Guide, supported by training sessions, to help equip its people with principles and practical tips to make effective environmental claims and avoid misleading claims. For more detail see page 77. To support delivery of its science-based carbon reduction targets, the Company launched a programme to accelerate the decarbonisation of the world's media supply chain (see page 76). The Company made progress towards its commitment to phase out single-use plastics across campuses. Monitoring progress beyond campuses will remain a priority for the Sustainability Committee in 2023.
COMMUNITIES We can help boost the impact of charities and non-governmental organisations by providing marketing and creative services, often on a pro bono basis, enabling them to raise awareness and funds, recruit members, and achieve campaign objectives. We believe, and so do many of our stakeholders, that acting responsibly is both the right thing to do and in our long-term interests.	The Board received updates on progress against the 2020 commitment to spend $30 million over three years to fund internal and external racial equity programmes. For more detail on how we are investing in our communities, see page 79.	The Sustainability Committee oversaw the work on the sustainability strategy and the progress made on embedding Group-wide sustainability targets tied to the WPP purpose statement. Reports to the Sustainability Committee included updates on a new partnership with UNHCR to support those affected by events in Ukraine, the floods in Pakistan and the earthquakes in Turkey and Syria. Updates received from the business on elements of the Group's operations which impact the wider community, including the Group's tax strategy.	To support those affected by events in Ukraine, we formed a partnership with UNHCR, which raised $1.34 million, and provided similar support for those impacted by floods in Pakistan and the earthquakes in Turkey and Syria. Since 2020, we have committed $16.2 million to racial equity and inclusion programmes as part of WPP's commitment to invest $30 million over three years. This excludes amounts invested in 2022 which we intend to report later in the year. Our total social contribution in 2022 was £35.5 million (2021: £41 million).

DIVISION OF RESPONSIBILITIES

The WPP Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of the Company's strategy

GOVERNANCE MODEL

THE BOARD

– Responsible for the overall long-term success of WPP and for setting the Company's purpose, values and culture and strategic direction
– Oversees the implementation of appropriate risk assessment processes to identify and mitigate WPP's principal risks and consider emerging risks
– Responsible for corporate governance
– Oversees the execution of the strategy and responsible for the overall financial performance of the Company

The Matters Reserved for the Board are available on our website, **wpp.com**

CHAIR
– Responsible for Board governance principles, including setting the Board agenda and ensuring the Board receives timely and accurate information
– Ensures all Directors are enabled to play their full part in Board activities
– Represents the Board in discussions with shareholders and other stakeholders

CHIEF EXECUTIVE OFFICER
– Responsible for the day-to-day leadership of the Company, representing the Company to clients, employees, partners, suppliers, governments and other stakeholders
– Develops the strategic direction for consideration by the Board
– Sets the tone at the top with regard to culture and values
– Ensures there are effective processes for engaging with and listening to employees and other stakeholders

NON-EXECUTIVE DIRECTORS
– Bring an external perspective to support and challenge the performance of management
– Assist in developing the Company's strategy and offer specialist advice to management based on their particular skills and experience

SENIOR INDEPENDENT DIRECTOR
– Provides a sounding board for the Chair and acts as an intermediary for the other Directors
– Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair's performance and communicates the results to the Chair

COMPANY SECRETARY
– Ensures the Board operates in accordance with the corporate governance framework and that there are good information flows between the Board and Committees
– Advises the Board on matters of corporate governance
– Supports the Board's development through organising training and induction programmes
– Supports the Board and Committee Chairs with annual agenda planning

BOARD COMMITTEES

NOMINATION AND GOVERNANCE COMMITTEE
– Reviews the size, skills, diversity, experience and composition of the Board
– Leads the process for Director appointments in conjunction with the Board and Director and senior management succession planning
– Oversees general governance matters, including the ongoing suitability of the governance framework

 **Read more on page 118**

AUDIT COMMITTEE
– Monitors the integrity of the financial statements
– Provides oversight of internal controls and risk management
– Manages the relationship with the external auditor, including making recommendations to the Board and shareholders in relation to the appointment and re-appointment of the external auditor

 **Read more on page 122**

COMPENSATION COMMITTEE
– Sets, reviews and recommends the policy on remuneration of the Chair, Executives and senior management team
– Recommends and monitors the implementation of the Company's overall remuneration policy and strategy
– Reviews the remuneration and related policies across the general workforce and the alignment of incentives and rewards with culture

 **Read more on page 130**

SUSTAINABILITY COMMITTEE
– Supports the Board in its oversight of corporate responsibility, sustainability and reputational matters
– Reviews and monitors implementation of the Company's sustainability strategy
– Reviews policy statements on environmental and social matters

 **Read more on page 128**

EXECUTIVE COMMITTEES

EXECUTIVE COMMITTEE
Assists the Chief Executive Officer in discharging his responsibilities and is collectively responsible for implementing strategy, ensuring consistent execution and embedding the Company's culture and values.

DISCLOSURE COMMITTEE
An executive Disclosure Committee responsible for overseeing the accuracy and timeliness of Group disclosures and reviewing controls and procedures in relation to the public disclosure of financial information.

RISK COMMITTEE
An executive Risk Committee, which assists the Board and Audit Committee in discharging their responsibilities by reviewing, monitoring and advising on the design and implementation of WPP's compliance framework, compliance policies and procedures and risks that present themselves throughout WPP.

BOARD ACTIVITIES

The key areas of focus considered by the Board during 2022 are set out below

The Board is responsible for setting the Company's purpose, values and culture, in addition to overseeing the Company's overall financial performance and execution of the strategy. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company's key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise reports on operational and financial performance including on the transformation programme, progress on strategy, people updates and a deep-dive into a particular ESG topic

MATTERS CONSIDERED

PERFORMANCE



– Received regular updates on the Group's financial performance
– Reviewed the Company's financial results, earnings guidance, investor materials and related announcements
– Considered performance against the 2021-2022 budget and agreed on the 2022-2023 budget
– Confirmation of the viability statement and going concern assessment
– Monitored progress of the transformation programme and received deep-dives on component parts

STRATEGY & PURPOSE



– Board strategy meeting held to consider the end-to-end strategy and to align around the vision and future prospects of the Company over the next three to five years, with a particular focus on key market trends, clients, culture, DE&I, creativity, key markets, data and commerce as well as broader themes in areas of geopolitics, innovation and ESG
– Regional review meeting held in Berlin to deep-dive into WPP's European businesses with a focus on geopolitical environment, European innovation, and opportunities and challenges in the market
– Received presentations from the agencies on their work to support WPP's strategy and updates on key clients
– Simplification activities, including: the merger of Essence and MediaCom to form EssenceMediacom and the formation of GroupM Nexus; the opening of new WPP campuses in Brussels, Düsseldorf, Santiago, Tokyo and Toronto in 2022 and Guangzhou, China (in 2023); and legal entity rationalisation
– Reviewed TCFD disclosures and climate-related physical and transition risks and opportunities
– Considered the timeline and approach for a net zero transition plan

PEOPLE & CULTURE



– Considered how the people strategy would enable the overall business strategy and foster the best possible culture
– Prioritised return to work initiatives. Received regular updates from the Chief People Officer on talent management, learning and development, succession planning and employee engagement, with a particular focus on driving greater diversity and inclusion supported by data and insights
– Endorsed implementation of Making Space, which began with a Company-wide break focused on giving people space to look after their wellbeing and inspire creativity
– Reviewed Company-wide All In survey results. For more details see page 36
– Received regular updates from the designated NED on the Workforce Advisory Panel and other People Forums
– Reviewed progress against the set of commitments and actions announced to advance racial equity

GOVERNANCE & COMPLIANCE



– Received reports from Board Committees and the external auditor
– Reviewed and approved the 2021 Annual Report, Form 20-F and Sustainability Report
– Reviewed the 2022 Modern Slavery Act Statement and approved it for publication on the Company website
– Reviewed Annual General Meeting arrangements and approved the 2022 Notice of Annual General Meeting
– Undertook and considered the output of an internally facilitated evaluation of the Board's effectiveness, the effectiveness of each committee and individual directors. For more details see page 119
– Continued focus on the Board's composition, diversity and succession plans, resulting in the appointment of a new Chief Financial Officer and new Senior Independent Director
– Reviewed the risk management and internal controls approach across the Group. For more details see page 124
– Carried out a robust assessment of the principal and emerging risks and uncertainties affecting the Group and the markets we operate in and broader reputational risks, as well as strategic risk reviews, including cyber and information security

COMPOSITION, SUCCESSION AND EVALUATION

BOARD ATTENDANCE TABLE: 2022

	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee	Sustainability Committee
Total number of scheduled meetings	6	9	5	4	5
Members	Attended	Attended	Attended	Attended	Attended
Roberto Quarta	6		5	4	
Mark Read	6				
John Rogers	6				
Angela Ahrendts[1]	6			3(3)	5
Simon Dingemans – *appointed on 31 January 2022*	6	8(8)			
Sandrine Dufour	6	9	5		
Tarek Farahat	6	8			
Tom Ilube	6	9	5	4	
Cindy Rose	6	8	5		
Nicole Seligman	6		5	4	3
Keith Weed	6				5
Jasmine Whitbread	6		5		5
Dr. Ya-Qin Zhang[2]	6				2(3)
Former Directors who served for part of the year					
Jacques Aigrain – *retired on 24 May 2022*	3(3)	4(4)	2(2)		
Sally Susman – *retired on 24 May 2022*	3(3)			0(1)	3(3)
Number of ad hoc meetings	5	0	5	0	1

For Directors who served for part of the year, the numbers in brackets denote the number of meetings the Directors were eligible to attend

1   Angela Ahrendts joined the Nomination and Governance Committee in March 2022

2   Dr. Ya-Qin Zhang joined the Sustainability Committee in March 2022

BOARD COMPOSITION

As at the date of this report, our Board comprised 10 independent Non-Executive Directors, the Chairman and two Executive Directors. The aim is to ensure the balance of the Board reflects the needs of the Company, is culturally diverse and is able to consider matters from a broad perspective, understanding the views of all our stakeholders. Each individual Board member brings a wide range of skills and experience from different business backgrounds to Board deliberations. Further details, including the external appointments held by Board members and their Committee membership, can be found on pages 104-106. Further detail on the responsibilities of the Chairman and members of the Board can be found on pages 112-113.

The chart opposite details those skills and experience of our Board which are identified as being particularly important to the execution of the Company's strategy.

OUR BOARD – A DIVERSE MIX OF SKILLS, EXPERIENCE AND KNOWLEDGE

SKILLS



Corporate governance: 11, Audit and risk management: 9, Finance: 7, FMCG: 6, Global media and advertising: 8, Strategy, transactions, M&A: 12, Technology: 12, ESG: 10

GEOGRAPHICAL EXPERIENCE



Africa and Middle East: 9, Asia Pacific: 8, Europe: 12, International: 12, Latin America: 5, North America: 12

DIVERSITY

WPP believes that diversity and difference power creativity. We foster an inclusive culture across WPP – one that is equitable and respectful of diverse thoughts and individual expression – and the same principle applies to the composition of our Board. The Board has a diverse range of experience by way of expertise, business sector background and length of tenure on the Board. Our Non-Executive Directors demonstrate expertise from a range of industries including tech, marketing, financial services, FMCG and pharma, representative of our customer base. The chart on page 115 illustrates the range of skills across the Board, with the new appointments in 2022-2023 bringing additional expertise in M&A, corporate governance and ESG.

The Board's Diversity Policy reinforces the Board's ongoing commitment to all aspects of diversity and supports the principles of the FTSE Women Leaders and Parker reviews on gender and ethnic diversity. The Policy was reviewed during the year and recommended updates were approved by the Board in February 2023. As part of Board discussions, recognition was given to the importance and benefits of greater diversity throughout the organisation. The targets of the policy and an update against each of them can be found on page 121, in addition to a breakdown of the Board and Executive Committee by gender and ethnicity. A copy of the Board Diversity Policy is available on the Company's website at wpp.com/investors/corporate-governance.

Diversity, equity and inclusion is also integrated across workforce policy and the Board is provided with regular updates covering a range of metrics and measures, including trends around gender and ethnic diversity. This year we were named in the Bloomberg Gender-Equality Index for the fifth consecutive year[1] and in the FTSE Women Leaders Review, WPP moved up from ninth to sixth in the FTSE 100.[2]

ⓘ For more information see page 37

1 Gender-Equality Index 2022, Bloomberg
2 FTSE Women Leaders Review 2022

RE-ELECTION OF DIRECTORS

The Chairman, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States' standards, which is nine years.

Nicole Seligman and Tarek Farahat will not stand for re-election at the AGM in 2023. With the exception of Joanne Wilson, who is standing for election for the first time, all other Directors will stand for re-election at the AGM with the support of the Board. The Non-Executive Directors' letters of appointment are available for inspection at the Company's registered office.

INDUCTION PROGRAMME

To ensure that they are able to effectively contribute to discussion and decision-making, all Directors participate in an induction programme on joining the Board. Each induction programme is tailored to the individual Director, based on their personal experience and background, including matters specific to their role as a member of the Committees upon which they sit.

Each induction programme includes meetings with members of the Executive Committee, senior management and external advisors including the external auditor and the Company's corporate brokers. New Directors will also receive a Board induction pack, which is devised to assist with building an understanding of the Company and to introduce the Company's key stakeholders, as well as explain the commercial and regulatory environment in which the Company operates. Access to key industry bodies and publications is also provided.

INDEMNIFICATION OF DIRECTORS

Liability insurance and third-party indemnity provisions are in force for the benefit of Directors and officers who held office during the year and up to the approval of the Annual Report.

BOARD EVALUATION

Each year, WPP completes a review of the Board and its Committees to monitor their effectiveness and identify improvement opportunities. Progress against the outcomes of the 2021 evaluation conducted by Nicole Seligman, Senior Independent Director, are set out in the table shown overleaf.

2022 BOARD EVALUATION

The 2022 evaluation was internally facilitated by the Senior Independent Director. The review comprised a questionnaire and discussions with each member of the Board based on a number of themes, including the Board's leadership, development and effectiveness and how the Board was working as a whole, performance and strategy including key challenges, risks and opportunities for WPP over the longer term and alignment of leadership skills, experience and expertise against them, stakeholder insights and broader additional areas of future focus.

The conclusions of the 2022 review were positive, confirming that the Board continues to operate effectively with strong leadership and a continual enhancement of skills and experience. The relationships among the Chairman, the Senior Independent Director, Non-Executive Directors and the Executive Directors remained of a high quality. Previous evaluation recommendations had been implemented effectively and the Board's strategic stewardship of key matters remained strong.

Key areas of focus in 2023 will be:

– **Briefings/deep-dives:** enhance depth of Board operational and commercial knowledge through deep-dive sessions outside scheduled meetings on key themes and component parts of the strategy including technology, key markets, key agency businesses and transformation workstreams
– **Stakeholder engagement and insights:** continue to identify and create opportunities to engage with the Company's broader stakeholder groups (internal and external) and receive insights on their views and expectations of the Company

- **Succession planning and talent development:** as well as continuing to review the optimal composition and skills of the Board, greater focus and time to be spent on WPP's senior leadership succession and talent development, reviewing key criteria and skillsets required for senior leadership positions to support the longer-term prospects of the Company, as well as engaging with the talent bench and hearing their views on key strengths, weaknesses, opportunities and threats for the organisation
- **Longer-term strategy and performance:** continue to focus on long-term strategy and organic and inorganic opportunities for margin enhancement and oversee key deliverables under the transformation programme

CHAIRMAN'S PERFORMANCE REVIEW

The Senior Independent Director met with the Non-Executive Directors during the year to appraise the performance of the Chairman.

BOARD TRAINING AND DEVELOPMENT

To assist the Board in undertaking its responsibilities, ongoing training is provided to all Directors and training needs are assessed as part of the induction programme and Board evaluation process. In 2022, the Board programme included regular presentations from the management teams of our businesses on developments in WPP's sector and operating environment, particularly focused on financial and IT transformation, metaverse, ESG and key emerging risks.

At the Board strategy meeting in October, members of the senior management team, together with the Board, had an opportunity to review WPP's strategy for performance, data and transformation.

The Group Chief Counsel and the Group Company Secretary provide regular updates on current legal and governance matters relevant to WPP, with external counsel providing briefings on the wider landscape. The Board activities schedule on page 114 sets out further detail on topics covered during the year.

The Board is asked to complete a programme of training covering How We Behave, Business Integrity, Safer Data and Sustainability, which are connected to the ethical and business objectives set out in our Code of Conduct. As part of our ongoing commitment to create more open and inclusive workplaces, the Board is also asked to complete a dedicated Company-wide inclusion module – Belonging at WPP.

All Directors have access to the advice and services of the Group Chief Counsel and the Group Company Secretary. The Board also obtains advice from professional advisors, as and when required, and Directors may, as required, obtain external advice at the expense of the Company.

TIME COMMITMENT

In addition to attending Board and Committee meetings, each of the Non-Executive Directors devotes sufficient time to the Company to ensure that their responsibilities are met effectively. When making new appointments, the Board takes into account other demands on Directors' time. Prior to appointment, significant commitments are disclosed by Directors to the Board. Any additional external appointments are not undertaken by any of the Directors without prior approval from the Board.

KEY RECOMMENDATIONS FOR 2022	WHAT WE HAVE DONE IN 2022
STRATEGY AND PERFORMANCE Create further engagement opportunities with stakeholders to receive insights and enhance visibility of the emerging and evolving landscape. Ensure there is continued and dedicated focus on the transformation programme including performance of the component parts	The agendas delivered at the Board regional review and strategy meetings in particular ensured there was a mixture of internal and external insights shared, including on external market perception, digital transformation and innovation in response to the changing landscape and future trends. The Board received deep-dives on key transformation workstreams at each Board meeting
SUCCESSION PLANNING Continue to strengthen leadership, talent, diversity and succession for key senior management positions, and consider future Board and committee composition	Leadership talent and development and succession remained a focus through the year with the Board being kept apprised of initiatives in place to strengthen and support key talent
RISK/RISK APPETITE Further align approach to risk appetite across the organisation to support the longer-term strategy and inform key decisions. Monitor cyber risk and resilience across the organisation	A full review of enterprise risk across the organisation and external risk factors was conducted. Key aspects of the strategy and operations across the organisation are continually tracked and monitored from a risk perspective, including emerging risks. IT and cyber risk updates were regularly shared with both the Audit Committee and Board, and a summary dashboard was introduced to monitor progress, including on infrastructure and cyber capabilities and ongoing assessments of aged technology, cyber vulnerabilities and business continuity risk
MEETING AGENDAS Improve the balance between presentation and discussion at meetings to create more time for debate	Presenters received guidance on both the content and format of presentations, final versions of which were reviewed by the CEO or CFO to ensure they covered the salient points and were succinct enough to allow more time for discussion. Presenters were encouraged to focus on areas where the Board's input would be particularly valuable

NOMINATION AND GOVERNANCE COMMITTEE REPORT

Committee members
– Roberto Quarta (Chair)
– Nicole Seligman
– Tom Ilube CBE
– Angela Ahrendts DBE
  (appointed 15 March 2022)

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities:
– Reviewing the composition of the Board including the balance of skills, knowledge and expertise, experience and diversity
– In conjunction with the Board, considering succession planning for Non-Executive Directors, Executive Directors and senior management
– Making recommendations to the Board for the appointment or reappointment of Directors
– Considering other significant commitments of prospective directors and reviewing the external commitments of Directors
– Monitoring external governance developments and bringing any issues to the attention of the Board

Attendance at Committee meetings during the year can be found on page 115.



ROBERTO QUARTA
CHAIR OF THE NOMINATION AND GOVERNANCE COMMITTEE

DEAR SHAREHOLDER
As Chair of the Nomination and Governance Committee, I am pleased to present the Committee's 2022 report.

During the year, the Committee continued to focus on near- to medium-term succession planning, with a particular focus on appointing a new Senior Independent Director. As noted in last year's report, Nicole Seligman will retire from the Board at the 2023 AGM having completed her nine-year tenure. The Committee, with the initial assistance of Russell Reynolds, led the search process based on agreed criteria and I am delighted that Angela Ahrendts has agreed to be appointed as Senior Independent Director with effect from the conclusion of the 2023 AGM. Angela will bring deep knowledge and insight to this important role and lead the process for my successor.

The Committee, with further assistance from Russell Reynolds, also led the search process for a Chief Financial Officer to succeed John Rogers following his decision to step down from the Company. Following a formal, inclusive and extensive selection process, the Board appointed Joanne Wilson to succeed John as Chief Financial Officer, which will take effect immediately following the announcement of the Company's 2023 First Quarter Trading Update. More detail on the appointment process is set out overleaf. Joanne is a highly regarded CFO and leader, and we look forward to welcoming her to WPP this year.

Any decisions relating to the appointment of Directors are made by the entire Board based on the merits of the candidates and the relevance of their background and experience, measured against objective criteria, with care taken to ensure that appointees have enough time to devote to our business. Detail of the Committee's review of the Board Diversity Policy and its assessment of progress against it can be found on pages 120–121, alongside gender identity and ethnic background information, which has been presented in accordance with FCA Listing Rules on an early adoption basis.

The Committee also considered the findings of the 2022 Board evaluation which was conducted internally by Nicole Seligman in her capacity as Senior Independent Director. I am pleased that the review concluded that the Committee and the Board are operating effectively.

Lastly, the Committee continued to review action taken to comply with the Code and other legal, governance and regulatory obligations during the year.

I would like to thank Nicole both personally and on behalf of the Board for her outstanding commitment and invaluable contribution to the Board and its committees throughout her tenure. I should also like to thank the other Committee members for their dedication and support throughout the year. The sections that follow provide more detail on the work undertaken by the Committee during the year.

Roberto Quarta
Chair of the Nomination and Governance Committee
23 March 2023

BOARD AND COMMITTEE CHANGES

As mentioned in last year's report, Simon Dingemans was appointed on 31 January 2022 and Jacques Aigrain and Sally Susman did not stand for re-election at the AGM in 2022. Nicole Seligman and Tarek Farahat will not be standing for re-election at the AGM in 2023. It was announced in November 2022 that John Rogers had decided to step down from the Company and would be succeeded by Joanne Wilson, which will take effect immediately following the announcement of the Company's 2023 First Quarter Trading Update.

We also made a number of changes to Committee membership in early 2022, as disclosed in last year's report. In addition, as announced on 15 March 2023, Cindy Rose will step down as a member of the Compensation Committee and will join the Nomination and Governance Committee with effect from the conclusion of the 2023 AGM.

SUCCESSION PLANNING

The Committee, with the assistance of Russell Reynolds, who are independent of the Company and all the Directors, led the search for a new Chief Financial Officer to succeed John Rogers following his decision to step down from the Company. A formal selection process that was inclusive and extensive was followed by an interview process which gave the Non-Executive Directors the opportunity to meet the shortlisted candidates. The Non-Executive Directors were kept well informed throughout the process and the Chair received support from the Global Chief People Officer and the Company Secretary.

Board succession planning, from the perspective of addressing diversity and governance requirements, following the planned Senior Independent Director departure at the 2023 AGM, also formed a key area of focus this year.

The Committee, having considered the criteria, relevant skills, experience and expertise needed on the Board, with the initial assistance of Russell Reynolds, led the search for a new Senior Independent Director with business leadership expertise as well as strong facilitation and engagement skills. The Committee considered a list of potential internal and external candidates

and took into account the balance of skills, knowledge, independence, diversity and experience of the Board, together with an assessment of the time commitment expected. The preferred candidate met with the Chair and other members of the Committee and Board, following which the Committee recommended to the Board the appointment of Angela Ahrendts.

Joanne Wilson will stand for election at the AGM. All other Directors, with the exception of Nicole Seligman and Tarek Farahat, will stand for re-election.

The Committee will continue to review and refresh the composition and size of the Board and its Committees to ensure we have the right balance of skills and attributes and fresh perspectives, to support the next stage of the Company's growth and long-term strategy. The Committee recommended that given the current size of the Board, future appointments should be made on a needs basis.

The Committee supported the Board on succession plans for senior management and Executive Committee members to ensure a diverse pipeline of potential successors to continue to support the longer-term prospects of the business.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

The Committee assessed the independence of all the Non-Executive Directors pursuant to the Code and concluded that all are considered independent and continue to make independent contributions and effectively challenge management. The Committee was satisfied with the contributions and time commitment of all the Non-Executive Directors during the year.

2022 AGM VOTING OUTCOMES

At the Company's AGM in 2022 some shareholders expressed concerns with the number of directorships of listed companies held by Jasmine Whitbread, and the potential impact on her time commitment to WPP. The Board believes that Jasmine has brought and continues to bring considerable business experience and knowledge of the client sectors that WPP serves and makes a valuable contribution to the work of the Board, as set out in the

CHIEF FINANCIAL OFFICER APPOINTMENT PROCESS

STEP 1 The Committee engaged Russell Reynolds and agreed a search specification and preferred attributes, relevant skills, experience and expertise.

STEP 2 The Chair and other members of the Committee and Board met with the shortlisted candidates. Following the interviews, the Nomination and Governance Committee members met to discuss feedback.

STEP 3 The Committee was unanimous in its final selection and recommended to the Board that Joanne Wilson be appointed as Chief Financial Officer.

STEP 4 The Compensation Committee approved the terms and conditions relating to Joanne Wilson's remuneration arrangements.

STEP 5 Joanne Wilson's appointment as Chief Financial Officer was approved by the Board and announced on 8 November 2022 and will take effect immediately following the announcement of the Company's 2023 First Quarter Trading Update.

statement on the AGM section of our website at wpp.com. The Board is satisfied that all Directors, including Jasmine, continue to make effective and valuable contributions to the Board and continue to devote sufficient time to discharging their responsibilities as Directors of WPP.

2022 BOARD EVALUATION

The Committee considered the findings of the 2022 Board evaluation.

The performance of the Committee was considered as part of the 2022 Board evaluation process, which concluded that the Committee is operating effectively and continues to successfully plan for and ensure Board composition is aligned to strategy and governance requirements, and reflects greater diversity and an enhanced mix of skills and expertise. Further details on the process and output of the Board evaluation are set out on page 116.

GOVERNANCE

The Committee has responsibility for overseeing the effective governance of the Board and its Committees and for making recommendations to the Board to ensure arrangements are consistent with emerging best practice. During the year, the Committee reviewed action taken to comply with the Code and other legal, governance and regulatory obligations. The Committee also reviewed and recommended for Board approval the Directors External Appointments Policy in December 2022.

WORKFORCE ENGAGEMENT

Cindy Rose continued to fulfil the position of designated Non-Executive Director for WPP's established UK Workforce Advisory Panel (WAP). As noted in last year's report, similar People Forums were established during 2021 in the United States and India to enable further engagement with the Company's global employee base.

Cindy regularly attends the WAP meetings and where possible, the United States and India People Forums, and presents updates on issues discussed at Board meetings as well as engaging with and hearing from our people on a broad range of topics. Agendas for the WAP meetings are set by WAP members, views and insights from the various forums are shared directly with the Board, and the Board's feedback on how the insights have informed decision making is presented back. During 2022, Jasmine Whitbread, Chair of the Compensation Committee, the WPP Chief People Officer and the Global Head of Reward attended WAP meetings as guests to engage with members on remuneration and the impact of remuneration policy and outcomes. Issues raised at the WAP meetings and People Forums included: return to office plans; cost of living concerns; employee retention; and diversity and inclusion.

The Chief Executive Officer and the Chief People Officer provided frequent people updates to the Board, including results on various employee engagement and culture monitoring surveys undertaken throughout the year on a range of topics from career growth and development to engagement, belonging and wellbeing. In addition, the Global Inclusion Council met throughout the year to support the delivery of the Company's diversity, equity and inclusion commitments. For more information on initiatives to engage with our people and actions taken, please see page 36.

CONFLICTS OF INTEREST

The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company, and that each Non-Executive Director is able to dedicate sufficient time to the Company's affairs.

Directors have a duty to avoid a situation in which they have, or may have, a direct or indirect interest that conflicts, or might conflict, with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must: report any changes to their commitments to the Committee; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company's Articles of Association. A register of authorised conflicts is also reviewed periodically.

During the financial year, no actual or potential conflicts were identified.

FOCUS FOR 2023

The Committee, in conjunction with the Board, will continue to review succession plans both at the Board, Executive Committee and senior management level to develop a strong and diverse talent pipeline. In particular, the Committee, led by the Senior Independent Director, will focus on the search for a new Non-Executive Chair, in addition to building an induction and training programme to support the appointment process.

The Committee will also continue to monitor external governance developments likely to impact the operation of the Board.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 1 February 2023. A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance.

BOARD DIVERSITY POLICY

In February 2023, the Committee reviewed the Board Diversity Policy and associated targets. The review recommended policy changes and proposed new diversity targets, which the Board approved on 1 February 2023. As part of Board discussions, recognition was given to the importance and benefits of greater diversity throughout the organisation. The targets of the policy and an update against each of them are set out overleaf. A copy of the Board Diversity Policy is available on the Company's website at wpp.com/investors/corporate-governance.

BOARD DIVERSITY POLICY – TARGETS

PREVIOUS POLICY TARGETS[1]	PROGRESS AGAINST TARGETS	POLICY TARGETS FOR 2023/2024	POSITION AGAINST TARGETS FOR 2023/2024[2]
33% female share of Board Directors by 2020	As at 31 December 2022, women represented 38% of the Board, as shown in the below gender identity table	To maintain a minimum of 40% female share of Board Directors	As at the date of this report, women represent 38% of the Board

The Board recognises that it may fall short of the policy's stated aim for periods of time while the Board is refreshed. When Joanne Wilson succeeds John Rogers as CFO following the announcement of the Company's 2023 First Quarter Trading Update, the proportion of women on the Board will be 46%. Our ambition for Board gender diversity remains to reach parity |
| Minimum of one Board Director from a minority ethnic background by 2021 | As at 31 December 2022, three Board Directors were from a minority ethnic background, as shown in the below ethnic background table | To maintain a minimum of 10% share of Board Directors from an ethnic minority background | As at the date of this report, there continues to be three Board Directors from an ethnic minority background, equating to a 23% share |
| N/A | N/A | To maintain at least one female in the senior Board positions of Chair, Senior Independent Director, Chief Executive Officer or Chief Financial Officer | As at the date of this report, one senior Board member is a woman

When Joanne Wilson succeeds John Rogers as CFO following the announcement of the Company's 2023 First Quarter Trading Update, two senior Board members will be women |

1 Previously recommended by the Hampton-Alexander Review and Parker Review
2 Further information on Board composition and diversity can be found on pages 115-116

TABLES PRESENTED WITH REFERENCE TO LISTING RULE 9.8.6, AS AT 31 DECEMBER 2022

GENDER IDENTITY

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	8	62%	3	12	60%
Women	5	38%	1	8	40%
Not specified/prefer not to say	–	–	–	–	–

ETHNIC BACKGROUND

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other white (including minority-white groups)	10	77%	4	16	80%
Mixed/multiple ethnic groups	1	8%	–	1	5%
Asian/Asian British	1	8%	–	1	5%
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	1	8%	–	–	–
Not specified/prefer not to say	–	–	–	2	10%

AUDIT COMMITTEE REPORT

Committee members
– Sandrine Dufour (Chair)
– Tarek Farahat
– Cindy Rose OBE
– Tom Ilube CBE
– Simon Dingemans
  (appointed 31 January 2022)

The Company Secretary is Secretary to the Committee and attends all meetings.

The entire Board is invited to attend the Committee meetings and typically the Chair of the Board and the Senior Independent Director attend. Other regular attendees include the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Group Chief Counsel, the Group Finance Director, the Group Finance Controller, the Global Director Risk and Controls, the General Counsel Corporate Risk, the Director of Internal Audit, and the external auditor.

The Board has determined that Sandrine Dufour is the Audit Committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Tarek Farahat and Simon Dingemans, has recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended. The Committee has, as a whole, competence relevant to the sectors in which the Company operates.

Key responsibilities
– Monitoring the integrity of financial information provided to shareholders, including the review of significant financial reporting judgements
– Reviewing the integrity, adequacy and effectiveness of the Company's internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities and the assessment of principal and emerging risks
– Monitoring and reviewing the Company's internal audit function effectiveness and activities
– Reviewing the selection and appointment of the external auditor
– Reviewing the effectiveness of the external audit process and reviewing and monitoring the independence and objectivity of the external auditor

Attendance at Committee meetings during the year can be found on page 115.



SANDRINE DUFOUR
CHAIR OF THE AUDIT COMMITTEE

DEAR SHAREHOLDER

As Chair of the Audit Committee, I am pleased to present the Committee's 2022 report, my first having taken over the role of Chair from Jacques Aigrain during the year. I would like to thank Jacques for his valuable contributions to the Committee and smooth handover. In the following pages of this report, we have set out an overview of the activities undertaken or overseen by the Committee during the year.

The Committee has discharged its important oversight role, in accordance with its terms of reference, to monitor the integrity of the Company's financial reporting and the effectiveness of internal control and risk management systems on which it has reported to the Board.

Key areas of focus for the Committee in 2022 included:

– Continuing to provide oversight of the financial reporting process and integrity of the financial statements
– Monitoring the role and performance of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment
– Considering the identification and review of emerging risks, including ongoing macroeconomic uncertainty, global climate change and sustainability and associated impacts to the regulatory landscape

– Reviewing headline cyber security risks and vulnerability management capabilities
– Overseeing initial audit transition activities, following the Board's decision, subject to shareholder approval, to appoint PricewaterhouseCoopers LLP (PwC) as external auditor from the Company's 2024 financial year onwards
– Ongoing monitoring of the business integrity programme, including oversight of whistleblower reports
– Monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function
– Providing recommendations to the Board to extend the share buyback programme

Other reviews undertaken in 2022 by the Committee included:

– Group tax strategy, performance and drivers of the Group effective tax rate;
– Reports on any actual or potential material litigation
– Group Treasury performance and risk management
– Reports on UK corporate reporting and audit reform initiatives
– Supply chain finance
– Enterprise risk management and the risk management framework
– Procurement organisational design
– Reports on data protection and data privacy

The Chief Financial Officer and Chief Information Officer provided regular updates directly to the Board on the IT and finance components of the transformation programme, as well as deep-dives on other parts. The Board also established a Transformation Board sub-Committee to oversee programme aspects in greater depth.

During 2023 the Committee will provide oversight of the CFO transition including transformation programme responsibilities following the appointment of Joanne Wilson, who will succeed John Rogers as Chief Financial Officer.

The annual Board effectiveness evaluation assessed the performance of the Committee and I am pleased that this concluded that the Committee operates effectively and the Board takes reassurance from the quality of the Committee's work. The Board is satisfied that the Committee members bring a wide range and depth of financial and commercial experience and, in addition to those members designated to have recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code (the 'Code'), Tom Ilube and Cindy Rose bring extensive subject matter and process expertise including on emerging technologies and cyber security to the Committee's membership.

The sections that follow provide a more detailed explanation of the work of the Committee undertaken during the year.

Sandrine Dufour
Chair of the Audit Committee
23 March 2023

FINANCIAL REPORTING

The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements.

During the year, the Committee considered management's application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.

The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company's long-term viability – see page 90 for more details.

FAIR, BALANCED AND UNDERSTANDABLE

To support the Board's confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts were prepared.

The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.

The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2022 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company's position and performance, business model and strategy.

INTERNAL AUDIT

The Internal Audit team, which reports functionally to the Audit Committee, provides independent assurance over the Company's risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The Internal Audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work.

The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management's implementation of recommendations. On a quarterly basis this includes key themes from internal audit's work. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.

The annual internal audit plan includes assurance over the Group's transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The team continued to operate successfully remotely and have recommenced limited international travel in some regions to deliver audit work.

We are satisfied that the scope, extent and effectiveness of internal audit work are appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board has overall responsibility for setting the Company's risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2022, was responsible for monitoring and reviewing the effectiveness of the Company's approach to risk management and the internal control framework.

Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee supported by Risk Committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company's business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company's four risk modules: governance, culture, appetite and management.

An overview of how our risks are assessed and managed and how these were reviewed to assess the Company's viability can be found on pages 86 to 89, together with an assessment of the principal risks and uncertainties facing the Company on pages 91 to 97.

In fulfilling its responsibilities, the Committee received reports throughout 2022 to enable evaluation of the control environment and risk management framework.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Committee carried out in-depth reviews of the Group's internal controls over financial reporting, with a focus on monitoring and compliance with Section 404 of the Sarbanes-Oxley Act.

During 2022, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit on the effectiveness of the internal controls and being provided frequent updates of the status of and reviewing the conclusions of management's assessment of internal control over financial reporting. Management's assessment was based on the internal audit testing plan reviewed by the Committee in early 2022, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management evaluated all internal control deficiencies identified throughout the Group both individually and in the aggregate, to conclude on the effectiveness of the Group's internal control framework and reported these conclusions to the Committee.

BUSINESS INTEGRITY

During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns and more information on this can be found on page 87. The Committee received regular updates on the Company's systems and controls for ethical behaviour, which included matters reported on the Company's Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year the Committee was satisfied that the Right to Speak helpline arrangements are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 1 February 2023. A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance.

EXTERNAL AUDITOR

The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.

The Company has complied with the Competition and Markets Authority's Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services.

AUDIT TENDER

In last year's report, we advised shareholders that after the conclusion of a competitive audit contract tender and for purposes of compliance with applicable auditor rotation rules, the Board appointed, upon the Committee's recommendation, PricewaterhouseCoopers LLP (PwC) as the Company's new independent auditor commencing with the audit of the Company's 2024 financial year. PwC's appointment remains subject to shareholder approval to be obtained at the Company's 2024 AGM. Deloitte was re-elected at our 2022 AGM, will be proposed for re-election at our 2023 AGM, and will continue in office until they complete the audit for the financial year ending 31 December 2023.

A transition governance group (Governance Group) was established during 2021. It is led by the Group Finance Director and includes representation from WPP, PwC and Deloitte. Ten workstream teams, consisting of members from both WPP and PwC, have coordinated during 2022 to ensure all aspects of the transition are proactively managed. The workstreams have provided regular updates to the Governance Group, which in turn provided quarterly updates to the Committee. This has supported the Committee in overseeing the initial audit transition activities from Deloitte to PwC to ensure that:

– Deloitte continues to discharge its auditing responsibilities effectively to the end of its time in office
– PwC takes the necessary steps to ensure that it is independent of the Company and fully mobilised by the time it begins audit planning activities (including shadowing Deloitte's 2023 audit) at an appropriate juncture in 2023. It is anticipated that PwC will be independent by early Q2 2023

The Committee looks forward to further updating shareholders on discharging the activities associated with this transition in the Company's 2023 Annual Report.

EFFECTIVENESS AND INDEPENDENCE OF THE EXTERNAL AUDITOR

In 2022, the Committee evaluated the effectiveness of the external audit process through its ongoing review of the external audit planning process and discussions with key members of the Company's finance team.

The Committee also considered:

– A report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent, and mitigation actions to safeguard Deloitte's independence such as the operation of the Non-Audit Services Policy
– The Audit Quality Review's 2021/22 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in that report

AUDIT/NON-AUDIT SERVICES
£m



2022	**38.0**
2021	33.7

● Audit fees (2022: 36.9, 2021: 31.9)
● Non-audit fees (2022: 1.1, 2021: 1.8)

Deloitte attended all Committee meetings in 2022 and met the Committee at least once without executive management present.

Overall, the Committee concluded that:

– It continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
– Deloitte possesses the skills and experience required to fulfil its duties, there was constructive challenge and appropriate scepticism where necessary to ensure balanced reporting and the audit for the year ended 31 December 2022 was effective

APPOINTMENT OF EXTERNAL AUDITOR AT ANNUAL GENERAL MEETING

The Committee has recommended to the Board, and the Board has approved, that Deloitte should be reappointed as auditor. Resolutions will be put to the 2023 Annual General Meeting proposing the reappointment of Deloitte and to authorise the Audit Committee to determine the auditor's remuneration.

NON-AUDIT SERVICES

To preserve objectivity and independence, Deloitte is not asked to provide other services unless it is in the best interests of the Company, in accordance with the Non-Audit Services Policy that sets out the circumstances and financial limits within which Deloitte is permitted to provide certain non-audit services.

All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £36.9 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by Deloitte amounted to fees of £1.1 million this year, which amounted to 3% of the total audit fees paid.

FINANCIAL REPORTING AND SIGNIFICANT FINANCIAL JUDGEMENTS

Key accounting judgements made by management were reported to and examined by the Committee and discussed with management and Deloitte. The Committee considered the following significant financial reporting judgements in relation to the financial statements:

| AREA OF FOCUS
CRITICAL JUDGEMENTS AND ESTIMATES	ACTIONS TAKEN/CONCLUSION
Goodwill impairments
Estimates and judgements in relation to goodwill impairment testing	The Committee assessed the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rate and growth assumptions
Remuneration
Accounting for elements of remuneration where estimates and judgements are required	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accruals and share-based payments, and agreed that these are reasonable
Taxation
The estimates and judgements made in respect of tax	The Committee considered management's assumptions, in particular in relation to the level of central tax provisions, and believes that the level of central tax provisions is reasonable
OTHER AREAS	
Headline profit
Judgements relating to headline profit measures	The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative picture of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures. The Committee reviewed management's judgements relating to restructuring and transformation costs, with particular focus on the continued rollout of the Group's ERP system and other ongoing transformation projects, including IT transformation, shared service centres and campus co-locations and right-of-use asset impairments. The Committee was satisfied that excluding these amounts from headline profit measures was reasonable and that it had been disclosed appropriately
Going concern
The going concern assessment and viability statement	The Committee reviewed the scenarios modelled by management and assessed management's view that the likelihood of declines of over 28% of revenue less pass-through costs compared to 2022 was remote. The Committee has considered and concurs with management's going concern, viability and forecasting assumptions, as set out on page 90
Liabilities in respect of put options and earnouts
The accuracy of the calculation of the fair value of liabilities in respect of put options and earnouts	The Committee considered management's calculations of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements), including the forecasts, growth rates and discount rates used in these calculations. The Committee was satisfied that liabilities for potential future earnout payments had been accounted for appropriately
Investments
The valuations of non-controlled investments	The Committee examined management's valuations, based on input from external advisors, forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee considered the valuations and agreed that these were appropriate based on the information available to the Group

SUSTAINABILITY COMMITTEE REPORT

Committee members
– Keith Weed CBE (Chair)
– Angela Ahrendts DBE
– Jasmine Whitbread
– Dr. Ya-Qin Zhang
 (appointed 15 March 2022)

Regular attendees include the Chief Executive Officer, the Chief Financial Officer, the Senior Independent Director, the Group Chief Counsel, the Chief People Officer, the Chief Sustainability Officer and the Director of Communications and Corporate Affairs.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities
– Understanding the sustainability risks and opportunities for the Company
– Assisting the Board in its oversight of corporate responsibility, sustainability, health and safety and reputation matters taking into account the Company's purpose, strategy and culture
– Assessing the Company's current sustainability footprint, reviewing sustainability targets and commitments and materiality
– Reviewing and considering the Company's Modern Slavery Statement and sustainability-related policies, including the Environment Policy, for approval by the Board

Attendance at Committee meetings during the year can be found on page 115.



KEITH WEED CBE
CHAIR OF THE
SUSTAINABILITY COMMITTEE

DEAR SHAREHOLDER

As the Chair of the Committee, I am pleased to present the Committee's 2022 report.

In 2022, the Committee continued to place increased focus on sustainability for the Board and the Company, monitoring sustainability performance as we strive to meet the expectations of our stakeholders as well as ensuring we are managing our risks and taking advantage of opportunities.

The ongoing impacts of the war in Ukraine, energy security, inflation, social unrest, political division and climate-related disasters around the globe continue to drive a focus on environmental, social and governance (ESG) matters, with significant risks and opportunities for our business and our clients.

A large focus for the Committee and the Company in 2022 has been the impact these different pressures have on our people, who want to work for a company that is willing to stand up for the issues they care about. The Committee has received updates on a wide range of topics throughout the year, ranging from the launch of our new Green Claims Guide to equip our people to make effective environmental claims that are not misleading in any way (page 77), to support for our people in Ukraine and the generosity of our people around the world who donated $670,000 (matched by WPP to bring the total to $1.34 million) to the UNHCR Ukraine appeal, and, more recently, the response to the earthquakes in Turkey and Syria.

Throughout the year, the Committee has supported management in the development of a revised Assignment Acceptance Policy and Framework, detailed on page 77, that subsidiaries are expected to follow when taking on new business. For work that may present an ethical risk, such as work for government clients or work relating to sensitive products, all potential new assignments need to be considered by our agencies' risk committees or escalated to WPP for review.

CLIMATE CRISIS

The Committee had regular in-depth progress reviews on the Company's ambitious commitments to reach net zero carbon emissions. In July, the Committee received an update on GroupM's media decarbonisation programme (page 76) and in December the Committee conducted its annual review of climate-related risks and opportunities. The planet section on pages 74 and 75 sets out the Company's net zero commitments and performance. In 2023, the Committee will receive regular updates as the Company develops a formal transition plan to deliver against these commitments.

Recognising the growing urgency of the climate crisis, in September the Board welcomed Professor Dr Johan Rockström, Director of the Potsdam Institute for Climate Impact Research and Professor in Earth System Science at the University of Potsdam, to engage with and present to the Board on climate-related issues. Several members of the Committee are also active members of Chapter Zero, an online community of non-executive directors which aims to equip NEDs to lead crucial UK boardroom discussions on the impacts of climate change.

HEALTH, SAFETY AND WELLBEING

The Committee assists the Board in its oversight of health and safety-related matters, and, during the year, received updates on the Company's investment in mental health and wellbeing, including on WPP's new Making Space campaign – an initiative focused on giving people space to look after their wellbeing (see page 72) – and regular updates on new ways of working as office occupancy levels increased. Employee mental health and wellbeing will be a continued area of focus for the Board and the Committee in 2023.

Throughout the year, the Committee, alongside the Board, received regular updates on WPP's response to disasters including the Colorado wildfires, the war in Ukraine and, in February 2023, the devastating Turkey-Syria earthquakes, including support for employees directly impacted, support through WPP's Employee Assistance Programme (page 72) and employee match-funding run in partnership with the UNHCR. Further details can be found on page 79.

The Committee will continue to monitor how well prepared WPP agencies and people are to recognise and respond to existing and emerging disruptive events, including the social and economic impacts of climate change.

TRANSPARENCY AND ENGAGEMENT

Measuring and monitoring sustainability KPIs is critical to delivering against our sustainability strategy and targets. In 2021, WPP strengthened its approach to data assurance: the Committee participated in the selection process to appoint PricewaterhouseCoopers LLP (PwC) as independent limited assurance provider over selected ESG metrics disclosed in this report. In May 2022 PwC presented their first management report to the Committee, and throughout the year management provided regular updates to the Committee on progress in addressing the weaknesses identified by PwC in the first year of their assurance programme. The 'sustainability governance and management' section of this report on page 85 outlines work undertaken during the year to strengthen data quality, including new ESG data controls, training and work to centralise data.

Throughout this report, selected content highlighted with the symbol ◉ was subject to independent limited assurance procedures by PwC for the year ended 31 December 2022. For the details and results of the limited assurance, see our 2022 Sustainability Report.

The Committee will continue to monitor sustainability KPIs. The Committee welcomes the significant progress made during the year towards the Company's commitment to phase out single-use plastics across its offices and notes there is still work to do to meet this target. Monitoring progress on single-use plastics will remain a priority for the Committee in 2023.

Progress against our strategy also relies on accountability. Diversity, equity and inclusion goals are included in our incentive plans for senior executives and we have also included carbon-reduction targets in incentive plans for Executive Directors from 2021.

The Committee continues to support management's engagement strategy on sustainability. Employee engagement remains a high priority and this report highlights a number of initiatives, from encouraging volunteering (page 79) and taking a stand on the issues that matter to our people to building ESG capability (page 71). In January 2023, a sustainability-focused CEO townhall attracted an audience of over 8,500. During the year, I also enjoyed engaging with key investors on ESG topics and look forward to continued dialogue in 2023.

TERMS OF REFERENCE

The Committee's terms of reference are reviewed annually by the Committee and adopted by the Board most recently on 1 February 2023.

A copy of the Committee's terms of reference is available on the Company's website at wpp.com/investors/corporate-governance.

I would like to thank the members of the Committee and the management team for their commitment throughout the year and look forward to continuing our work in 2023.

Keith Weed
Chair of the
Sustainability Committee
23 March 2023

COMPENSATION COMMITTEE REPORT

Committee members
– Jasmine Whitbread (Chair)
– Jacques Aigrain (retired 24 May 2022)
– Sandrine Dufour
– Tom Ilube CBE
– Roberto Quarta
– Cindy Rose OBE
– Nicole Seligman

Attendees
Other attendees at the Committee meetings were:
– Chief Executive Officer
– Chief Financial Officer
– Chief People Officer
– Global Reward Director
– Committee advisor (WTW)

The Chief Executive Officer, Chief Financial Officer and Chief People Officer are not present when matters relating to their own compensation or contracts are discussed and decided.

The Company Secretary is Secretary to the Committee and attends all meetings.

Key responsibilities
– Setting the Compensation Policy and the terms and conditions for the Chairman of the Board, Executive Committee and Company Secretary
– Designing and monitoring incentive arrangements including setting targets and assessing performance
– Maintaining an active dialogue with shareholders and ensuring WPP practice aligns with corporate governance standards



THE COMMITTEE'S DECISIONS DURING THE YEAR REFLECT CONSIDERATION OF EXECUTIVE PERFORMANCE WITHIN THE WIDER ENVIRONMENT"

Jasmine Whitbread
Chair of the Compensation Committee



Learn more at
wpp.com/about/
corporate-governance



JASMINE WHITBREAD
CHAIR OF THE
COMPENSATION COMMITTEE

DEAR SHAREHOLDER
On behalf of the WPP Board, I am pleased to present the Compensation Committee report for the financial year ended 31 December 2022. In this report, I include my introductory letter which summarises the main changes proposed to the Directors' Compensation Policy, an At a Glance summary of compensation, the proposed updated Directors' Compensation Policy ('the Policy') for shareholders' consideration and the Annual Report on Compensation setting out the implementation of the existing Policy in 2022. The report also sets out the proposed implementation for 2023.

CONTINUED GROWTH AND STRONG PERFORMANCE IN 2022
WPP has delivered another year of strong performance driven by growth across all key agencies despite the macroeconomic challenges faced. As always, WPP's success is underpinned by the strength of our work and the talent of our people.

The Committee recognises the role that compensation plays in the global competition for talent within senior leadership and across the wider business, and that retention and incentivisation is key to ensure WPP continues to deliver value to clients and shareholders.

The Committee believes that the decisions made in respect of fixed compensation, the annual Short-Term Incentive Plan (STIP) and long-term Executive Performance Share Plan (EPSP) reflect the efforts and strong performance of the Executive Directors during 2022.

CFO TRANSITION
As announced on 8 November 2022, Chief Financial Officer (CFO) John Rogers decided to step down from the Board and leaves the Company during 2023.

The Committee applied the existing Directors' Compensation Policy and the terms of his employment contract in determining his compensation arrangements. John will receive salary, benefits allowance and pension allowance for the duration of his notice period. He was eligible to receive a 2022 STIP award (cash and ESA), full details of which are disclosed on pages 144-147. No EPSP awards will be granted in respect of 2023. He will not receive a STIP or other incentive award for the 2023 financial year. Any outstanding ESA awards will vest on a pro rata basis and unvested EPSP awards will lapse on his departure.

The Board has appointed Joanne Wilson to succeed John as CFO, and she will join during 2023. The Committee determined that her compensation should be set broadly in line with the current CFO. Joanne will receive fixed pay comprising a base salary of £740,000, a benefits allowance of £30,000 and a pension allowance of 10% of base salary. Joanne will participate in the STIP with a maximum award of 200% of base salary, and the EPSP with a maximum award of 300% of base salary. Joanne will also be granted cash and share awards to compensate for incentives forfeited at her previous employer. The Committee considered the value and form of the awards being forfeited to ensure that the buyout awards will be no more generous in amount or deferral schedule. Full details will be disclosed in the Compensation Committee Report for the relevant year.

COMPENSATION IN 2022
STIP 2022
The Executive Directors participated in the 2022 STIP, which was based on a combination of financial and non-financial measures aligned to the delivery of the Company strategy and purpose. This is the second year that this structure has been in place for all senior leadership, incorporating an element of bonus based on WPP financial performance as well as the performance of individual agency brands. Certain employees across the wider workforce are eligible to participate in alternative annual bonus plans. The financial measures, which determined 75% of the award, were like-for-like headline operating profit growth, headline operating margin improvement and like-for-like revenue less pass-through costs. WPP showed strong

performance in 2022 with like-for-like headline operating profit growth performance achieving maximum, and headline operating margin improvement and like-for-like revenue less pass-through costs performance between target and maximum. This resulted in an outcome of 66.56% of the 75% maximum in respect of the financial element of the STIP. See page 146 for further detail on performance against targets. The Committee felt this was an accurate reflection of performance and has made no adjustments to the outcome.

In 2022 we continued the use of a balanced scorecard to assess performance against non-financial measures, which determined the remaining 25% of the award. The scorecard is based on four categories: clients; people and diversity, equity and inclusion (DE&I); purpose and reputation; and strategic priorities.

The Committee considers performance against all four categories to be strong. From a client perspective, client satisfaction remains strong having maintained the high Likelihood to Recommend scores achieved in the prior year. From a people and DE&I perspective, we continue to see progress in diversity and an increased focus on programmes and initiatives to promote diversity and inclusion at WPP. We also launched our most comprehensive engagement survey in 2022 with 72,700 participants and we saw our Company-wide eNPS score (how likely you are to recommend WPP as a place to work) improve by 14 points.

With respect to purpose and reputation, WPP has made excellent progress on the carbon reduction targets set in 2021 (see pages 74 and 75 for further detail). WPP was awarded Most Creative Company of the Year at Cannes Lions in 2022 for the second year in a row, a testament to the creative talent of our people and their ability to help clients succeed. WPP continued to make good progress against strategic priorities, expanding capabilities in high-growth areas of experience, commerce and technology and delivering significant cost efficiencies through the transformation programme.

Full details of non-financial performance are included on pages 146 and 147.

The Committee considered the Executive Directors' non-financial performance under each of the four categories. An overall assessment of 22% for Mark Read and 20% for John Rogers out of a maximum of 25% was determined by the Committee, resulting in a total bonus of 88.56% of maximum for Mark Read and 86.56% of maximum for John Rogers.

EPSP
In 2020, the structure of the EPSP was amended from a performance period spanning five years to a more typical three-year plan with a two-year holding period. As a result, there are overlapping award cycles for two financial years. Both the 2018 EPSP and the 2020 EPSP completed their performance periods on 31 December 2022.

The 2018 EPSP has a five-year performance period with performance assessed against three measures: relative total shareholder return (TSR), average return on equity (ROE) and headline earnings per share (EPS) growth. This is a legacy plan in which targets were set prior to the CEO's appointment, Covid-19 and the launch of the strategy. Consistent with prior award cycles, the Committee did not feel it was appropriate to adjust the targets during the performance period. As a result, performance over the five-year period fell below threshold levels for each of the three performance measures resulting in no vesting in respect of the 2018 EPSP awards. This was the third EPSP cycle in which the CEO has experienced nil to minimal vesting of an LTIP based on legacy targets set prior to 2020.

The 2020 EPSP has a three-year performance period with performance assessed against three measures: TSR, return on invested capital (ROIC) and adjusted free cash flow (AFCF). Performance was above maximum for both ROIC and AFCF but below the threshold required for TSR resulting in a formulaic vesting of 66.67%. Prior to confirming the vesting of any EPSP award, the Committee considers whether there is a compelling rationale to change the formulaic outcome. For the awards vesting in 2023 the Committee was especially mindful of investor concerns around the potential risk of windfall gains for awards made in 2020 following volatility in global stock markets as a result of the emerging Covid-19 pandemic.

The Committee considered a number of factors including share price movement and volatility on an absolute and relative basis, underlying financial performance, historical award and vesting levels, and absolute award value in the context of total compensation as well as wider stakeholders (see page 148 for further detail). The Committee noted that the 2020 EPSP award was made in November 2020, more than six months after the lowest point of the market dip at a time when the share price had increased more than 50%. Having reviewed these factors, the Committee determined that the share price increase during the performance period reflects the strong underlying performance of the Company and that no adjustment to the formulaic vesting is required.

DIRECTORS' COMPENSATION POLICY REVIEW
The WPP Directors' Compensation Policy was last reviewed and approved by shareholders in 2020. During the last year, the Committee reviewed this Policy to determine whether any amendments should be considered. The Committee took into account the existing incentive structure and opportunity, market practice within the FTSE 100 and our media sector peer group, and the challenges and needs of the business at the current time. The Committee concluded that whilst the existing compensation structure and incentive model remained fit for purpose, the quantum limits presented challenges from a retention and compression perspective within the senior leadership team of the business.

We undertook an extensive shareholder consultation to seek feedback on potential Policy changes, for which I would like to thank those who participated for their considered views and constructive discussions. Views were varied but a common theme of the conversations was the uncertain macroeconomic environment and the experience of stakeholders including investors and the wider workforce. The process helped to inform the Committee's final decision to not make any significant changes to the existing Policy at this time, and to keep this under review as the landscape evolves. Shareholders are being asked to approve an updated Policy which includes only minor adjustments, further details of which are included on page 136.

CONCLUSION
I would like to thank the leadership team for its continued superior contribution and performance despite the macroeconomic challenges it faced.

Jacques Aigrain retired from the Compensation Committee and the Board at the AGM in 2022. I would like to express my thanks to him for his experienced contributions to the Committee as well as to the rest of the Committee for their continuing valued input and commitment.

Jasmine Whitbread
Chair of the
Compensation Committee
23 March 2023

2022 PERFORMANCE OUTCOMES

The information below summarises the 2022 STIP and EPSP performance outcomes for our Executive Directors. Full details of financial and non-financial performance are included on pages 145 to 149.

STIP PERFORMANCE

	WEIGHTING	Threshold (0% payable)	Target (50% payable)	Maximum (100% payable)	OUTCOME ACHIEVED	
					Mark Read	John Rogers
Like-for-like headline operating profit growth	25%	0.0%	5.0% / **10.0%**	10.0%	25.00%	25.00%
Headline operating margin improvement	25%	0.0%	0.25% / **0.4%**	0.5%	20.00%	20.00%
Like-for-like revenue less pass-through costs growth	25%	0.0%	4.0% / **6.9%**	8.0%	21.56%	21.56%
Non-financial performance	25%	See pages 146 and 147 for performance against non-financial measures for both Mark Read and John Rogers			22.00%	20.00%
Total	**100%**				**88.56%**	**86.56%**

2018 EPSP PERFORMANCE

The performance measures for the 2018 EPSP grant were:
– Average ROE
– Headline EPS growth
– Relative TSR (based on both common and local currency)

Performance over the five-year performance period was below threshold for all three measures, resulting in no vesting for the 2018 EPSP award. For further detail of metrics and performance, see page 148.

2020 EPSP PERFORMANCE

	WEIGHTING	Threshold (20% payable)	Maximum (100% payable)		OUTCOME ACHIEVED
Average return on invested capital (ROIC)	1/3	11.5%	12.9% // **16.8%**		1/3
Cumulative adjusted free cash flow (AFCF)	1/3	£2,300m	£3,100m // **£4,081m**		1/3
Relative TSR (common currency)	1/3	**Below threshold** Median	Upper decile		0
Relative TSR (local currency)		**Below threshold** Median	Upper decile		
Total	**100%**				**66.67%**

| Actual STIP performance | Actual EPSP performance | // Indicates a scale break |

TOTAL COMPENSATION 2022
£000

Mark Read



John Rogers



- ● fixed compensation, consisting of base salary, benefits and pension (as set out in the single figure on page 144)
- ● short-term incentives (STIP)
- ● long-term incentives (EPSP)

Target: 50% of maximum STIP, 60% of maximum LTIP

SHAREHOLDING REQUIREMENTS

Mark Read is on target to reach his shareholding requirement within seven years of his appointment as an Executive Director, as required by the Policy. John Rogers has achieved his shareholding requirement and will be obligated to maintain this following his departure (see page 137 for further details of the post-employment shareholding policy). Their shareholding as at 31 December 2022 and previous years is shown below as a percentage of base salary.[1] The Executive Directors have not sold shares during the year in excess of those required to settle tax obligations; the reduction in shareholding as a percentage of salary for the CEO is a result of a lower average share price than the prior year.

Mark Read
Appointed to the Board 3 September 2018



John Rogers
Appointed to the Board 3 February 2020



[1] The share price used for the calculation is the average share price for the last two months of the relevant financial year

PENSIONS

As set out in our 2020 report, Mark Read's pension contribution has been reduced to 10% on a phased basis to align executive pensions with the wider workforce in the UK. The chart below shows the contribution levels at the end of each year of the Policy period. John Rogers' pension contribution has been aligned at 10% of base salary since appointment.



DIRECTORS' COMPENSATION POLICY

This section of the report sets out the proposed new Directors' Compensation Policy ('the Policy'). The Policy will take effect from the date of the 2023 AGM, subject to approval by shareholders.

REVIEW OF EXISTING POLICY
During the year the Committee undertook an extensive review of the existing Directors' Compensation Policy, which was approved by shareholders at the AGM in 2020. The Committee considered the extent to which the existing compensation structure and performance-related pay remain fit for purpose, as well as how appropriate the compensation opportunity is, from both a market competitive and internal relativity basis.

The Committee concluded that, whilst the existing compensation structure and incentive model remain appropriate, as a global business operating in a competitive talent market, achieving competitive market positioning in respect of our executives and senior leadership team is more challenging. The Committee is mindful of both retention of top talent and the increasing compensation compression at leadership levels.

CONSULTATION WITH SHAREHOLDERS
The Committee Chair consulted with a significant number of our largest shareholders to seek their views on potential changes to the Policy. This was a valuable exercise in which shareholders provided thoughtful views and opinions which allowed for a useful and constructive conversation around the challenges and possible solutions. Whilst there were differing views among the shareholder group involved in the consultation, a common theme of the conversations related to the uncertain macro-economic environment and the experience of stakeholders, including the investors and wider workforce.

CHANGES TO DIRECTORS' COMPENSATION POLICY
The Committee considered these views and determined that it would not propose significant changes to the Policy at this time. The Policy will be kept under review and the Committee will undertake further consultation with shareholders if changes to the Policy are proposed.

This section of the report sets out an updated Directors' Compensation Policy which shareholders will be asked to approve at the 2023 AGM. This Policy includes only minor changes with no changes to compensation structure or incentive opportunity.

HOW THE POLICY ADDRESSES THE FACTORS SET OUT IN THE UK CORPORATE GOVERNANCE CODE
The table below summarises how our Directors' Compensation Policy and practices support the expectations of Provision 40 of the 2018 UK Corporate Governance Code.

Clarity	Our Policy, how it is implemented and the decisions the Committee makes are transparent and clearly disclosed. The Committee engages with shareholders on key compensation matters to ensure the rationale for any proposed decisions is clearly communicated and understood.
Simplicity	The performance measures used in our incentive plans are aligned with our strategy and are transparent to stakeholders and participants. We have a simple compensation structure that is familiar to stakeholders comprising the following elements: fixed pay – base salary, a benefits allowance and pension; short-term variable pay – an annual bonus with a combination of financial and non-financial metrics paid partly in cash and partly in deferred shares; and long-term variable pay – a three-year Executive Performance Share Plan subject to the achievement of stretching performance conditions.
Risk	The Directors' Compensation Policy includes elements designed to mitigate any risks including: deferral and additional holding period; malus and clawback provisions on all incentive plans; shareholding requirements including post-employment requirements; and Committee discretion to adjust the formulaic outcome of incentive plans.
Predictability	Target payouts and maximum available opportunity, including potential share price appreciation, have been considered by the Committee and are disclosed in the scenario charts.
Proportionality	The Committee has a pay-for-performance philosophy. A large proportion of Executive Directors' compensation is variable and linked to the achievement of stretching performance conditions based on a combination of financial and strategic non-financial measures.
Alignment to culture	The incentive schemes are designed to underpin the Company's culture and strategy, using measures that are aligned to our overall purpose and WPP's values of being open, optimistic and extraordinary. The inclusion of both financial measures and a scorecard of non-financial strategic measures enables us to ensure alignment.

GUIDING PRINCIPLES

Our Directors' Compensation Policy is designed in the context of the UK Corporate Governance Code to attract and retain best-in-class talent and incentivise Directors to deliver growth, creativity and outstanding performance, thereby producing long-term value for shareholders.

The WPP Directors' Compensation Policy is determined by the following guiding principles:

1

PERFORMANCE-DRIVEN REWARD

Our compensation structure has a high proportion of performance-based variable compensation

- Fixed pay / **24%**
- STIP / **26%**
- EPSP / **50%**

Value of CEO's compensation package at target

2

COMPETITIVENESS

Director compensation is designed to attract and retain best-in-class talent

3

LONG-TERM ALIGNMENT WITH SHAREHOLDER INTERESTS

Executive Directors have a large portion of their compensation paid in the form of shares as well as significant share ownership requirements both during and post-employment

4

ALIGNMENT TO WPP STRATEGY AND VALUES

Our incentive plans contain metrics linked to WPP strategy and values. These measures are regularly reviewed by the Committee to ensure continued performance in line with strategy

ALIGNING COMPENSATION WITH STRATEGY

Performance measures are selected to align to our business strategy and include a range of financial and non-financial measures. Non-financial measures are set out in a scorecard based on role and accountabilities of the Executive. There are four categories: client – relating to new business and client satisfaction; people and DE&I – this will include improvements in relation to diversity as well as the delivery of our broader people strategy; purpose and reputation – aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards; and strategic priorities – in relation to our Group-wide transformation.

STRATEGIC ELEMENTS

		Vision & offer	Creativity	Data & technology	Simpler structure	People
Short-term incentive plan (STIP)	**Financial measures**					
	Like-for-like headline operating profit growth	●	●	●	●	●
	Headline operating profit margin improvement	●	●	●	●	●
	Like-for-like revenue less pass-through costs growth	●	●	●	●	●
	Non-financial scorecard					
	Client	●	●	●	●	●
	People and DE&I	●	●			●
	Purpose and reputation	●	●	●	●	●
	Strategic priorities	●	●	●	●	●
Long-term incentive plan (EPSP)	Return on invested capital			●	●	
	Adjusted free cash flow	●			●	
	Relative TSR	●	●	●	●	●

REMUNERATION POLICY TABLE

The table below summarises the new proposed Policy. Whilst no significant changes have been made to the existing Policy, some minor adjustments have been made to the core elements of compensation and to the Executive Director appointment and loss of office provisions to ensure alignment with the wider workforce and good governance. These changes include: updating the default base salary review period for Executive Directors and Executive Committee to be annual to align to the wider workforce cycle; clarification on buy-out policy; inclusion of the ability to provide one-off benefits on appointment; inclusion of a payment in lieu of notice provision to align with executive contracts; clarification of incentive treatment for leavers including full vesting of the deferred element of the STIP (ESA) and aligning the Policy around Good Leaver treatment for EPSP awards to the updated EPSP rules (approved by shareholders at the 2022 AGM).

FIXED ELEMENTS

BASE SALARY

Purpose and link to strategy	To maintain package competitiveness and reflect skills and experience; to enable recruitment and retention.
Operation	Base salary is typically reviewed annually to align with the wider workforce.
	The Committee may realign base salary over a phased period for new Board appointees who start on a below-market salary.
	Salary levels and increases take into consideration:
	– Salary increases awarded across the Group – Individual performance – Levels in other companies of similar size, scope and complexity
Opportunity	Increases for Executive Directors will usually be aligned to the wider workforce which will reflect the performance of the Company, the individual and local economic factors.
	Increases above the normal level may be made to take into account special circumstances such as:
	– Increase in nature and scope of the role – To reflect development in a role such as in the case of an Executive Director appointed at a below-market salary

BENEFITS

Purpose and link to strategy	Provide an annual fixed and non-itemised allowance, to enable the Executive Director to ensure their wellbeing and security.
Operation	The fixed annual allowance will be reviewed periodically by the Committee. The allowance is set with regard to the individual concerned and the role they undertake.
	Should the Executive Director be required to move to a different country, a relocation benefit may be provided in addition to the usual benefit allowance over and above the maximum stated opportunity.
Opportunity	**Maximum opportunity**: the maximum fixed annual benefit allowance payable is £50,000 (excluding relocation benefit).

PENSIONS

Purpose and link to strategy	To enable provision for retirement benefits.
Operation	Pension is provided by way of a contribution to a defined contribution retirement arrangement, a cash allowance or a combination of the two. Determined as a percentage of base salary.
Opportunity	**Maximum opportunity**: Executive Director: 10% of base salary.

VARIABLE ELEMENTS

SHORT-TERM INCENTIVE PLAN (STIP)

The STIP is an incentive plan designed to reward annual performance. The plan makes awards in cash and Executive Share Awards (ESA)

Purpose and link to strategy	To drive the achievement of strategic priorities for the financial year and to motivate, retain and reward executives over the short and medium term; the ESA element of the incentive aligns executives with shareholder interests.
Operation	Targets are set early in the year. The Committee determines the extent to which these targets have been achieved at the end of the year based on the performance and has discretion to adjust the formulaic outcome both upwards and downwards (including to zero) to ensure the outcome reflects underlying Company performance and value creation for shareholders.
	At least 40% of the STIP pay-out is delivered in the form of conditional deferred shares (ESA) which will be released after a period of two years.
	STIP is subject to the malus and clawback policy as may be amended from time to time.
Opportunity	**Maximum opportunity**: 250% of base salary.
	Target opportunity: 50% of the maximum opportunity.
	Dividends will accrue on the ESA during the deferral period.
Performance	Performance measures and targets are reviewed and set annually to ensure continued strategic alignment.
	Financial measures represent a minimum of 75% of the award; individual strategic or non-financial objectives may represent up to 25% of the award. These might include Company-wide priorities tied to ESG, individual performance goals and/or other individual or Company-wide non-financial objectives.

LONG-TERM INCENTIVE PLAN – EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

The EPSP is an incentive plan that rewards long-term performance. Awards are made in shares which vest subject to the achievement of certain metrics over a three-year period

Purpose and link to strategy	To drive the achievement of long-term strategic priorities, to aid retention and to align Executive Director and shareholder interests over the long term.
Operation	The EPSP comprises a grant of performance share awards which will vest subject to the achievement of performance conditions. The Committee has the discretion to adjust the formulaic outcome of the award to ensure that vesting reflects underlying Company performance and value creation for shareholders.
	The EPSP has a performance period of three years, followed by a two-year holding period of the vested shares.
	EPSP is subject to the malus and clawback policy as may be amended from time to time.
Opportunity	**Maximum opportunity:** 400% of base salary.
	Less than the maximum opportunity may be applied to Executive Directors.
	Dividends will accrue on awards during the performance period.
Performance	Vesting of the EPSP is subject to the achievement of stretching performance targets.
	Performance measures and targets are reviewed and set annually by the Committee to ensure continued strategic alignment. These may be a mix of market, financial and non-financial measures.
	Threshold performance will produce an award of 20% of the award granted and increase on a sliding scale to 100% for maximum performance achievement.
	Full details of the awards are in the Annual Report on Compensation.

SHAREHOLDING REQUIREMENTS

Purpose and link to strategy	To align the interests of Executive Directors with shareholders.
Operation	Executive Directors and other members of the senior management team are subject to share ownership requirements which seek to reinforce the WPP principle of alignment of management's interests with those of shareholders.
	Executive Directors are required to hold 100% of their shareholding requirement, or their shareholding at the date of departure, for a period of one year following cessation of employment, reducing to 50% for a second year.
	If an Executive Director fails to achieve the required level of share ownership, the Committee will decide what remedial action or penalty is appropriate. This may involve a reduction in future share awards or requiring the Executive Director to purchase shares in the market to meet the ownership requirements.
	If an Executive Director fails to maintain their shareholding requirement post-employment, this may result in a reduction of outstanding awards.
Opportunity	Chief Executive Officer: 600% of base salary; Chief Financial Officer: 300% of base salary; minimum for any other new Executive Director appointed to the Board: 200% of base salary.
	Executive Directors will be permitted a period of seven years from the date of their appointment to achieve the required level.

NOTES TO THE POLICY TABLE

Plan rules

Copies of the various plan rules are available for inspection at the Company's registered office and head office.

The Directors' Compensation Policy table for Executive Directors provides a summary of the key provisions relating to their ongoing operation.

The Committee has the authority to ensure that any awards being granted, vested or lapsed are treated in accordance with the plan rules which are more extensive than the summary set out in the table.

Selection of performance measures

Performance measures are selected by the Committee based on their alignment with strategic priorities and the key metrics used across the business.

STIP

STIP measures are reviewed annually by the Committee taking into account business performance and priorities. The performance targets for the STIP are set to incentivise and reward strong, sustainable performance. The Committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. The Committee will disclose these targets at the end of the relevant performance period in that year's Annual Report, if these targets are no longer commercially sensitive.

EPSP

The EPSP performance measures are selected to complement the annual STIP measures and capture the longer-term performance of the Company.

When setting targets, the Committee takes into account a combination of factors including internal forecasts, analysts' expectations and historical performance relative to budgets.

Cascade to WPP Group pay policy

As well as setting the policy for the Executive Directors, the Committee is also responsible for managing the compensation of the Executive Committee and the Company Secretary.

Compensation packages for these individuals are typically reviewed annually to align with the Executive Directors and the wider workforce. As is the case for Executive Directors, the WPP Group pay policy ensures a clear and direct link between the performance of the Group or relevant operating company and compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of the interests of shareholders and senior individuals within the Group, but also enables the Group to attract, retain and motivate the talented people upon whom its success depends.

Stock Plan 2018

The WPP plc Stock Plan 2018 is used to satisfy awards under the short-term incentive plans (including ESAs) as well as to grant awards to management under the WPP Leadership Award programme. In this programme, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group.

Executive Directors, and other senior management employees, may receive part of their annual bonus entitlement as a deferred share award (ESA) under the Stock Plan 2018. Executive Directors are ineligible to participate in any other aspect of the management share award programme, other than in relation to awards granted prior to appointment or in relation to awards granted to buy-out previous awards on appointment.

Share Option Plan 2015

The WPP plc Share Option Plan 2015 is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. This plan replaced the legacy Worldwide Ownership Plan.

The WPP plc Share Option Plan 2015 has the capability to make grants of executive share options.

ILLUSTRATIONS OF TOTAL COMPENSATION

The charts below provide an illustration of the potential future total remuneration of the Executive Directors. Four scenarios of potential outcomes are provided based on the assumptions set out in the notes on the following page. The charts are reflective of the Policy that is being presented for approval at the 2023 AGM.

COMPENSATION SCENARIO
£000

Mark Read



Joanne Wilson (incoming CFO announced 8 November 2022)



- ● Fixed, consisting of base salary, benefits and pension
- ● Short-term incentives (STIP)
- ● Long-term incentives (EPSP)
- ● 50% share price appreciation

NOTES TO THE COMPENSATION SCENARIO CHARTS

The scenarios in the charts on the previous page have been calculated based on the following assumptions:

Fixed pay	Consists of base salary, benefits and pension Base salary as at 1 January 2023 (or date of appointment if later) Pension at 10% of base salary
Target	Assumes STIP of 50% of maximum Assumes EPSP vesting of 60% of maximum
Maximum excluding any share price growth	Assumes maximum STIP and maximum EPSP
Maximum including 50% share price growth	Assumes maximum STIP, maximum EPSP and 50% share price appreciation on the EPSP element of the package

HOW WE WILL IMPLEMENT OUR PROPOSED COMPENSATION POLICY IN 2023

On the assumption that the proposed Policy is approved at the 2023 AGM, the table below demonstrates how we plan to implement the Policy specifically for 2023.

	Policy	2023	2024	2025	2026	2027	Implementation for 2023
Base salary	Typically reviewed annually to align with the wider workforce.						Mark Read: £1,081,600 John Rogers: £784,400 Joanne Wilson: £740,000 Salary levels may be reviewed in 2023
Benefits	Provide an annual fixed and non-itemised allowance, to enable the Executive Director to ensure their wellbeing and security.						Mark Read: £35,000 John Rogers: £30,000 Joanne Wilson: £30,000
Pension	Pension is provided by way of a contribution to a defined contribution arrangement, or a cash allowance, or a combination of the two. Determined as a percentage of base salary.						All Executives: 10%
Short-term incentives	– 75%-100% financial – 0%-25% individual strategic objectives – One-year performance period – At least 40% delivered in the form of deferred shares released after a period of two years	Cash	Deferred shares				Mark Read: 0-250% John Rogers: N/A Joanne Wilson: 0-200% 75% financial and 25% non-financial targets 60% cash/40% deferred shares
Long-term incentives	– Performance measures may be a mix of market, financial and non-financial measures – Three-year performance period – Two-year holding period	Performance period			Holding period		Mark Read: 0-390% John Rogers: N/A Joanne Wilson: 0-300% Performance measures: TSR, ROIC and AFCF

APPOINTMENTS TO THE BOARD

This section sets out details with respect to the appointment of a new Executive Director to the Board of WPP, whether it is an external or internal appointment.

FIXED COMPENSATION

Base salary will be set considering a range of factors, including the profile and prior experience of the candidate, internal relativities, cost and external market data. If base salary is set at a lower initial level, contingent on individual performance, the Committee retains the discretion to realign the base salary over a phased period of one to three years following appointment, which may result in an exceptional rate of annualised increase in excess of that set out in the Policy table.

Other elements of fixed pay will be set in accordance with the Policy table. The Committee may also provide one-off benefits such as reasonable relocation expenses and assistance with visa applications. Short-term benefits, such as accommodation following appointment and tax filing assistance may also be provided.

ONGOING VARIABLE COMPENSATION

The Committee will seek to pay only that level of reward necessary to recruit the exceptional talent needed to lead such a broad and diverse global group. The actual level of incentive offered will be in accordance with the Policy limits and will be dependent on the role and existing package of the candidate.

The Committee retains the discretion to make awards on recruitment, within the Policy limits, to provide an immediate alignment with the interests of shareholders.

BUY-OUT AWARDS

In addition to the above (and outside the Policy limits) the Committee may consider buying-out compensation entitlements that the individual has had to forfeit by accepting the appointment. The structure and value of the awards will generally be made on a like-for-like basis and will be informed by the structure and value of those entitlements being forfeited, unless the Committee consider it not to be practical or appropriate. The performance targets, time horizon and method of payment will be set in an appropriate manner at the discretion of the Committee and may or may not reflect the vesting, deferral and holding requirements in the Policy.

SERVICE CONTRACTS

The following terms will apply for any new Executive Director role appointed to the Board in the future:

- Executive Directors will normally be appointed on a notice period of up to 12 months from both parties
- Remuneration terms include base salary, benefits allowance, pension, holidays and participation in the short and long-term incentive plans
- At the Committee's discretion, the Executive Director's employment may be terminated by making a payment in lieu of notice of fixed compensation (base salary, benefits and pension) either in a lump sum or by monthly instalments rather than as a lump sum. The Committee has the discretion to reduce or stop the monthly instalment payments if alternative employment is taken up or other remuneration is received for the provision of services during the period when monthly instalments are due. Current Executive Directors' contracts align to the above
- More detail on the loss of office provisions are included on page 141

TERMS SPECIFIC TO INTERNAL APPOINTMENTS

The Committee can honour any pre-existing commitments if an internal candidate is appointed to the Board.

SERVICE CONTRACTS

Executive Directors' service contracts are on a rolling basis without a specific end date.

The effective dates and notice periods under the current Executive Directors' service contracts are shown in this table:

Name	Effective from	Notice period
Mark Read	3 September 2018	12 months
John Rogers	27 January 2020	12 months

The Executive Directors' service contracts are available for inspection at the Company's registered office and head office. Joanne Wilson's contract also includes a 12 months' notice period that will be effective from her commencement of employment.

LOSS OF OFFICE PROVISIONS

FIXED COMPENSATION ELEMENTS

As noted on page 140, the service contracts of Executive Directors provide for notice to be given on termination.

The fixed compensation elements of the contract will continue to be paid in respect of any notice period. Alternatively, a payment in lieu of notice (as described on page 140 under 'Service Contracts') may be made at the Committee's discretion. If an Executive Director is placed on garden leave, the Committee retains the discretion to settle benefits in the form of cash.

The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in shareholder interests, the Committee will encourage Executive Directors to use their leave entitlements prior to the end of their notice period. Except in respect of any remaining notice period, no aspect of any Executive Director's fixed compensation is payable on termination of employment.

VARIABLE COMPENSATION ELEMENTS

The table below summarises the policy on short-term and long-term incentives in certain leaver scenarios. As noted on page 138, the Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

STIP	– The Executive Directors are entitled to receive their short-term incentive (cash element and/or ESA element) for any particular year provided they are employed on the last date of the performance period. If they are not employed they will not receive it unless the Committee decides to award a pro rata bonus in respect of the period worked
ESA (unvested existing awards)	– Provided the Executive Director is a Good Leaver, awards will vest in full on the normal vesting date subject to their terms. If the Executive Director is not a Good Leaver, unvested awards will lapse. Good Leaver for these purposes includes leaving on retirement, ill health, injury or disability, as a result of death in service and other circumstances determined by the Committee. In exceptional circumstances, the Committee may determine that an award will vest on a different basis
EPSP	– Provided the Executive Director is a Good Leaver, awards will vest subject to performance to the end of the performance period and (unless the Committee decides otherwise) time pro-rating. Awards will vest on the normal date. If the Executive Director is not a Good Leaver, unvested awards will lapse. Good Leaver for these purposes includes leaving on retirement, ill health, injury or disability, as a result of death in service and other circumstances determined by the Committee – Generally, awards will vest on the date of death, having regard to the extent to which any performance conditions have been achieved and any holding period will come to an end (and subject to time pro-rating unless the Committee decides otherwise) – Awards will vest immediately on a change of control subject to performance and time pro-rating will be applied (unless the Committee decides otherwise) unless the outstanding shares are exchanged for equivalent new awards – In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis

OTHER COMMITTEE DISCRETIONS NOT SET OUT ABOVE

Leaver status: the Committee has the discretion to determine an Executive Director's leaver classification considering the guidance set out within the relevant plan rules.

Settlement agreements: the Committee is authorised to reach settlement agreements with departing Executive Directors, informed by the default position set out above.

EXTERNAL APPOINTMENTS

Executive Directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a shareholder in that organisation, non-executive fees for those roles are waived. However, if the Company is not a shareholder in that organisation, any non-executive fees can be retained by the office holder.

PAYMENTS IN EXCEPTIONAL CIRCUMSTANCES

In unforeseen and exceptional circumstances, the Committee retains the discretion to make emergency payments which might not otherwise be covered by this Policy. The Committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors' Compensation Policy table. An example of such an exceptional circumstance could be the untimely death of a Director, requiring another Director to take on an interim role until a permanent replacement is found.

DIRECTORS' COMPENSATION POLICY TABLE – CHAIR AND NON-EXECUTIVE DIRECTORS

The following table sets out details of the ongoing compensation elements for WPP's Chair and Non-Executive Directors. No element of pay is performance-linked.

Base fees To reflect the skills, experience and time required to undertake the role.	The Chair and Non-Executive Directors receive a 'base fee' in connection with their appointment to the Board. Fees are typically reviewed annually and consider the skills, experience and time required to undertake the role, as well as fee levels in similarly-sized UK companies.	An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and shareholder-approved limit in the Articles of Association.
Additional fees To reflect the additional time required in any additional duties for the Company.	Non-Executive Directors are eligible to receive additional fees in respect of serving as: – Senior Independent Director – Chair of a Board Committee – Member of a Board Committee – Consultancy fees in respect of other work that falls outside the remit of their role for the Company	An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and shareholder-approved limit in the Articles of Association. Consultancy fees will be set on a discretionary basis, taking account of the nature of the role and time required.
Benefits and allowances To enable the Chair and Non-Executive Directors to undertake their roles.	The Company will reimburse the Chair and Non-Executive Directors for all reasonable and properly documented expenses incurred in performing their duties of office. The Company may provide additional allowance to facilitate the operation of the Board such as a travel allowance for attendance at international meetings. In the event that the reimbursement of these expenses gives rise to a personal tax liability for the Chair or Non-Executive Director, the Company retains the discretion to meet this cost (including, where appropriate, costs in relation to tax advice and filing). While not currently offered, the Company retains the discretion to pay additional benefits to the Chair including, but not limited to, use of car, office space and secretarial support.	Benefits and allowances for the Chair and Non-Executive Directors will be set at a level that is appropriate for the performance of the role.

OTHER CHAIR AND NON-EXECUTIVE DIRECTOR POLICIES
LETTERS OF APPOINTMENT FOR THE CHAIR AND NON-EXECUTIVE DIRECTORS

Letters of appointment have a one- to two-month notice period and there are no payments due on loss of office.

APPOINTMENTS TO THE BOARD

Letters of appointment will be consistent with the current terms as set out in this Annual Report. The Chair and Non-Executive Directors are not eligible to receive any variable pay. Fees for any new Non-Executive Directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new Chair, the Committee has the discretion to set fees considering a range of factors including the profile and prior experience of the candidate and external market data.

SHAREHOLDING

Non-Executive Directors are encouraged to hold shares in the Company. The ownership guideline is to reach a shareholding equal to 1 x annual base fee within a three-year period.

ANNUAL REPORT ON COMPENSATION

This section of the report sets out details of how the Directors' Compensation Policy was implemented in 2022.

Payments have been made in accordance with the current Directors' Compensation Policy, approved by shareholders at the 2020 AGM. The information included in this section has been audited where stated.

GOVERNANCE IN RELATION TO COMPENSATION

During 2022, there were five scheduled and five unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 115 and the detail of key activities discussed is set out below.

The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 154) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Company's businesses. The terms of reference for the Compensation Committee are available on the Company's website.

ADVISORS TO THE COMPENSATION COMMITTEE

The Committee invites certain individuals to attend meetings, including the Chief Executive Officer, Chief Financial Officer, the Company Secretary, the Chief People Officer (who are not present when matters relating to their own compensation or contracts are discussed and decided) and the Global Reward Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Committee's external advisors.

EXTERNAL ADVISORS

The Committee retains WTW to act as independent advisor. WTW provides advice to the Compensation Committee and works with management on matters related to our compensation policy and practices. WTW is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage WTW as advisor at a local level. In 2022, WTW received fees of £147,570 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

DIRECTOR CHANGES DURING THE YEAR

As referenced in the Committee Chair's letter, it was announced in 2022 that John Rogers would step down as Chief Financial Officer. Mr Rogers will be succeeded by Joanne Wilson, following the announcement of the Company's 2023 First Quarter Trading Update.

John Rogers will be treated in accordance with WPP's shareholder-approved Directors' Compensation Policy for the remaining term of his employment. He was eligible to receive a STIP award (cash and ESA) for the 2022 financial year, details of which are included on page 145. He will not receive a STIP or other incentive award for the 2023 financial year. Any outstanding ESA awards will vest on a pro rata basis. All long-term incentive (EPSP) awards which are unvested at the point that John leaves WPP will lapse in full. No further EPSP awards will be granted. John will be subject to post-employment shareholding requirements as set out in the Policy.

A summary of Joanne Wilson's compensation arrangements is included in the press release of 8 November 2022. Further detail will be disclosed in next year's Compensation Committee Report following her appointment in 2023.

ACTIVITY DURING THE YEAR

The key activities of the Compensation Committee are set out below. In addition to the specific items outlined, the Committee reviews any compensation matters relating to the Executive Directors and the Executive Committee, as well as all compensation governance matters.

2022

Q1	**Q3**
– Determined performance outcomes for 2017-2021 EPSP – Consideration of 2021 STIP in the context of performance during the year – Setting targets for 2022 EPSP – Reviewed and approved 2021 Compensation Committee Report	– Received an update on the wider workforce providing an overview of the diversity demographics and compensation of employees at WPP – Continued review of Directors' Compensation Policy
Q2	**Q4**
– Reviewed the CEO and CFO's salaries – Reviewed and approved proposed changes to Executive Committee salaries and compensation structure – Set targets for 2022 STIP – Directors' Compensation Policy review	– Shareholders' consultation in respect of proposed changes to Directors' Compensation Policy – Reviewed outcome of consultation and finalised proposed Policy changes – Agreement of terms for CFO transition – Corporate governance update

 **To learn more, see wpp.com/about/corporate-governance**

STATEMENT OF SHAREHOLDER VOTING

The result of the shareholder vote at the Company's 2022 AGM in respect of the 2021 Compensation Committee Report is set out below along with the result of the most recent vote on the Directors' Compensation Policy at the 2020 AGM:

Voting outcome for 2021 Compensation Committee Report (at 2022 AGM)

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation Committee Report	841,723,026	93.41	59,344,966	6.59	901,067,992	137,143

Voting outcome for 2020 Compensation Policy (at 2020 AGM)

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation Policy	885,129,086	90.76	90,096,398	9.24	975,225,484	14,009,046

2022 COMPENSATION

The decisions made with respect to 2022 compensation were made in line with the 2020 Directors' Compensation Policy, approved by shareholders at the AGM in 2020.

EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

Single total figure of compensation

		Base salary £000	Benefits £000	Pension £000	Total fixed £000	Short-term incentive £000		Long-term incentive £000	Total variable £000	Total annual compensation £000
						Cash	Deferred			
Mark Read	**2022**	**1,061**	**36**	**125**	**1,222**	**1,437**	**958**	**3,065**	**5,460**	**6,682**
	2021	1,013	37	149	1,199	1,560	1,040	0	2,600	3,799
John Rogers[1]	**2022**	**762**	**32**	**76**	**870**	**917**	**611**	**1,994**	**3,522**	**4,392**
	2021	740	32	74	846	999	666	2,265	3,930	4,776

[1] John Rogers received buy-out awards to compensate for the forfeiture of incentive awards from his previous employer. In 2021 this comprised an EPSP which vested in March 2022 based on a performance period of 1 Jan 2019 to 31 Dec 2021 with a final vesting value of £2,265,468. See page 147 of 2021 Annual Report and Accounts for further details

FIXED ELEMENTS OF COMPENSATION (AUDITED)

BASE SALARY

	Effective date	Annual base salary	Base salary received in 2022 £000
Mark Read	1 July 2022	£1,081,600	**£1,061**
John Rogers	1 July 2022	£784,400	**£762**

The CEO and CFO's salaries were reviewed in 2022 in line with a salary review which took place throughout the organisation. When reviewing executive salaries in 2022, the Committee took into consideration the external market in the UK as well as the global advertising and media sector; performance in role; time since previous review; and salary increases across the wider workforce during the year.

For the CEO, the Committee agreed an increase of 4.0% to £1,081,600. This is in line with average annual salary increases in the UK of around 3.6%. The CFO's salary has not been reviewed since his appointment in January 2020 and the Committee agreed an increase of 6.0% to reflect performance and the 30-month period since appointment without review.

BENEFITS

In addition to the allowance received, the values disclosed include the value of expenses related directly to attendance at Board meetings. The expenses for Mark Read and John Rogers were £1,347 and £2,169 respectively (£2,431 for both Executive Directors in 2021). These values include the grossed-up cost of UK income tax and national insurance paid by the Company on behalf of the Directors.

	2022 Benefits £000
Mark Read	**36**
John Rogers	**32**

PENSION

In line with the plan to reduce Mark Read's pension to ensure alignment with the wider workforce by the end of the policy period, the final reduction was made to reduce his pension to 10% during 2022.

	Contractual pension (% of base salary)	2022 Pension £000
Mark Read	10	**125**
John Rogers	10	**76**

SHORT-TERM INCENTIVE (AUDITED)

2022 STIP OUTCOME

	Maximum bonus (% of salary)	2022 STIP (% of maximum)	2022 STIP (% of base salary)	2022 STIP (£000)
Mark Read	250	88.56	221.40	**2,395**
John Rogers	225	86.56	194.76	**1,528**

In accordance with the 2020 Directors' Compensation Policy, 60% of the total STIP was paid in cash and 40% deferred into an ESA.

PERFORMANCE AGAINST 2022 FINANCIAL OBJECTIVES (75% OF AWARD)

The financial bonus targets and outcomes for the year are set out in the table below. Performance against all financial objectives is calculated on a 'like-for-like' basis other than headline operating margin, which is calculated on a constant currency basis.

Measure	Weighting (as portion of financial element)	Threshold (0% payable)	Target (50% payable)	Maximum (100% payable)	Actual performance	% of award achieved
Like-for-like headline operating profit growth	1/3	0.0%	5.0%	10.0%	10.0%	25.00%
Headline operating margin improvement	1/3	0.0%	0.25%	0.5%	0.4%	20.00%
Like-for-like revenue less pass-through costs growth	1/3	0.0%	4.0%	8.0%	6.9%	21.56%
Total achieved						**66.56%**

PERFORMANCE AGAINST 2022 INDIVIDUAL STRATEGIC OBJECTIVES (25% OF AWARD)

Non-financial performance is assessed using a scorecard of measures with four categories: client; people and DE&I; purpose and reputation; and strategic priorities. The Committee has assessed performance against these targets holistically to inform its decision on each Executive Director's non-financial performance and determined an award of 22% for Mark Read and 20% for John Rogers, out of a maximum of 25%.

NON-FINANCIAL PERFORMANCE APPLICABLE TO BOTH EXECUTIVE DIRECTORS

Category	Area	2022 performance
Purpose and reputation – Aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards	**Progress on carbon reduction**	– Carbon reduction targets: We have reduced our total market-based Scope 1 and 2 carbon emissions by 28% year-on-year and by 71% versus our 2019 baseline, driven by energy savings from our campus programme and increased purchasing of renewable electricity (see pages 74 and 75 for further detail) – Media decarbonisation: GroupM developed and released a methodology for calculating emissions from media, launched a coalition of leading advertisers – $10 billion in global advertising investment – with a shared commitment to accelerate the decarbonisation of the world's media supply chain, and in February 2023 launched a new media carbon calculator for clients – See pages 74 and 75 for further detail on carbon reduction progress
	Creative reputation	– WPP awarded Most Creative Company of the Year in 2022 at the Cannes Lions International Festival of Creativity, for the second year in a row – WPP agencies collected a total of 176 Lions including one Titanium, four Grand Prix, 36 Gold, 47 Silver and 88 Bronze, with winners representing 40 different countries. Ogilvy was recognised as Network of the Year
	Governance and controls	– SOX testing improvements have continued across 2022, with enhanced key financial controls tests finding reductions in deficiencies from 2021 – ESG data controls have been built into the Group's Risk and Control matrix and rolled out to leaders to embed – Software Development Lifecycle controls were introduced into the control framework in 2022
Strategic priorities – In relation to our growth strategy and Group-wide transformation	**Focus on high-growth areas**	– Expanded our offer in experience, commerce and technology through a number of acquisitions and partnerships (see page 14 for further detail) – Revenue less pass-through costs growth in experience, commerce and technology was an estimated 9% in 2022, increasing their share of our global integrated agencies, excluding GroupM, business mix to 39% in 2022
	Transformation programme	– Delivered £375m of gross annual savings against a 2019 base, ahead of the planned £300m with savings in property, procurement and our operating model

MARK READ – NON-FINANCIAL PERFORMANCE

Category	Area	2022 performance
Client – Relating to new business and client satisfaction	**Client satisfaction**	– The high client satisfaction levels achieved in 2021 have remained high with an average Likelihood to Recommend of 8.0 overall in 2022, with Quality of Work at 8.1 and DE&I at 8.2. See page 53 for further detail
	New business	– New business performance continues to be strong at $5.9billion of net new billings in 2022, including new assignments with a range of major brands from Audible, Danone and SC Johnson to Nationwide and Verizon. We grew relationships with existing clients and our unprecedented global partnership with The Coca-Cola Company continued to expand

People and DE&I – Improvements in relation to diversity and delivery of our people strategy	Inclusive culture	– Continued improvements in our journey to achieve greater gender balance throughout the Company, particularly at the senior leadership level. Women represent 45.8% of our Executive Committee and Direct Reports (42.9% in 2021) as reported in the FTSE Women Leaders Review – Continued to develop a number of initiatives to foster an open and inclusive culture – Additional details on the diversity of our leadership and our inclusion initiatives are included on pages 36-37
	Employee engagement	– In 2022 we launched the refreshed All In survey, an engagement survey which helps us better support staff, hold ourselves accountable and create an inclusive culture – We achieved our highest ever participation levels, with 72,700 employees taking part, an increase of 65% from 2021. We were pleased to see our Company-wide eNPS score (how likely you are to recommend WPP as a place to work) increase by 14 points from 2021 (see page 36 for more details)
Strategic priorities – In relation to our growth strategy and Group-wide transformation	Continued simplification of WPP	– Announced several business combinations in 2022: fusion of two agencies to create EssenceMediacom with 10,000 employees in over 100 offices; brought together three agencies to create GroupM Nexus; merged two agencies to create a new design company, Design Bridge and Partners

JOHN ROGERS – NON-FINANCIAL PERFORMANCE

Category	Area	2022 performance
Client – Relating to new business and client satisfaction	Commercial insights	– A focus on supporting client commercial insights with the roll-out of Quantum technology tool across top 20 markets in a global integrated agency, providing leading indicators data
People and DE&I – Improvements in relation to diversity and delivery of our people strategy	Inclusive culture	– Continuing focus on diversity in the finance leadership team with development a priority. Over 60% of the female leaders in the finance function (representing 35% of the leadership team) are new in role
	Employee engagement	– Engagement in the finance team was 84% favourable, with an eNPS of 18, which reflected strong engagement in the finance team
	Campus programme	– The transformation of our property estate continues, with a further five campuses opened in 2022 (Brussels, Düsseldorf, Santiago, Tokyo, Toronto) and another in Guangzhou, China, in January, taking the global total to 37. These campuses now accommodate around half our people around the world
Strategic priorities – In relation to our growth strategy and Group-wide transformation	Continued simplification of WPP	– Shared services roll-out continued with operation rolled out in five locations across APAC and the Americas. Finance shared services are now live in 20 markets, providing efficient scaled resources – Successful roll out of Maconomy Finance tool to over 20,000 people in several Asia Pacific markets, with further planned rollouts in Latin America in 2023 – Established 24/7 global IT services capabilities for the Group, with global hubs in Bucharest, Chennai, Kuala Lumpur and Mexico

SHORT-TERM INCENTIVE WEIGHTINGS AND MEASURES FOR 2023

The Committee has reviewed the performance objectives for 2023 to ensure continued alignment with Company strategy. The Group financial measures remain headline operating profit growth, headline operating profit margin improvement and revenue less pass-through costs growth. Non-financial performance continues to be measured based on a scorecard including the following metrics: client – relating to new business and client satisfaction; people and DE&I – this will include improvements in relation to diversity as well as the delivery of our people strategy; purpose and reputation – aligned to the Company's sustainability strategy, the management of governance and controls as well as industry achievements and awards; and strategic priorities – in relation to our Group-wide transformation.

The Committee is of the view that the specific targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of, or during, the relevant performance period. To the extent targets are no longer commercially sensitive they will be disclosed at the end of the relevant performance period in that year's Annual Report, as has been done in previous years.

LONG-TERM INCENTIVES (AUDITED)
VESTING OF 2018-2022 EPSP AWARDS
Vesting of the 2018 legacy EPSP awards was dependent on performance against three measures, all assessed over a five-year period:

– WPP's relative TSR, measured in common and local currency, against a custom group of WPP's comparators (Dentsu, Interpublic, Ipsos, Nielsen, Omnicom and Publicis, weighted by their respective market capitalisation)
– Compound annual growth in headline EPS
– Average ROE

The targets were set prior to the CEO's appointment, Covid-19 and the launch of the strategy. Consistent with prior award cycles, the Committee did not feel it was appropriate to adjust the targets during the performance period. As a result, performance against all three measures was below the threshold required for vesting.

Performance measure	Weighting	Threshold %	Maximum %	Actual %	% of maximum achieved
Relative TSR (common currency)	1/3	50% of weighted peer group outperformed	90% of weighted peer group outperformed	27%	
Relative TSR (local currency)				26%	0%
Headline EPS growth	1/3	7.0	14.0	-3.9%	0%
Average ROE	1/3	15.0	18.0	14.6%	0%
Total vesting (% of maximum)					**0%**

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2018-2022 EPSP awards £000
Mark Read	396,617	0	0	n/a	**0**

VESTING OF 2020-2022 EPSP AWARDS
Vesting of the 2020 EPSP award was dependent on performance against three measures, all assessed over a three-year period:

– WPP's relative TSR, measured in common and local currency, against a custom group of WPP's comparators (Dentsu, Interpublic, Omnicom, Publicis and the FTSE 100 index). Each comparator carries an equal weighting
– Cumulative AFCF
– Average ROIC

The performance against ROIC and AFCF was above maximum for the performance period, resulting in maximum vesting for those elements of the award. The relative TSR was below threshold on both a local and common currency basis resulting in zero vesting for the TSR element and a total formulaic vesting of 66.7% for the award.

The Committee is mindful of investor concerns around windfall gains for awards made in 2020 following reductions in share price across the market as a result of the emerging Covid-19 pandemic. The Committee undertook a review of the extent to which the gain over the performance period was due to a market recovery rather than Company performance. The Committee considered share price movement and volatility on an absolute basis and compared to peers and the market, underlying financial performance, historic award and vesting levels, and absolute award value in the context of total compensation as well as wider stakeholders. The Committee deferred making the EPSP awards in March 2020 due to the uncertainty surrounding the emerging Covid-19 pandemic. The awards were made in November 2020 following a consultation with key shareholders concerning the definition and quantum of the EPSP targets. By this point the share price had shown signs of recovery having increased c.50% since mid-March 2020. Vesting of the EPSP awards in recent years has been at or close to zero and the Committee has not adjusted these historic awards to take account of the economic situation at the time to allow for a higher vesting. Having reviewed these factors, the Committee determined that the gain generated during the performance period is a fair reflection of performance and that a consistent approach of making no adjustment to the formulaic vesting of the 2020 EPSP is required.

Performance measure	Weighting	Threshold %	Maximum %	Actual %	% of maximum achieved
Relative TSR (common currency)	1/3	Median	Upper decile	Below median	0%
Relative TSR (local currency)				Below median	0%
AFCF	1/3	£2,300m	£3,100m	£4,081m	100%
ROIC	1/3	11.5%	12.9%	16.8%	100%
Total vesting (% of maximum)					**66.67%**

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested 2020-2022 EPSP awards £000
Mark Read	460,464	21,637	328,628	£9.3278	**3,065**
John Rogers	299,554	14,075	213,787	£9.3278	**1,994**

1 The share price increased 25.86% between the grant and vest dates for this award. £629,914 and £409,787 of the total value of vested shares for the CEO and CFO respectively is attributable to share price appreciation

GRANTING OF 2022-2024 AWARDS

In 2022, the Executive Directors were granted awards under the EPSP as approved by shareholders in 2020. The performance measures are ROIC, AFCF and relative TSR. Proposed targets were developed based on detailed medium-term financial plans and robust modelling, with reference to analyst consensus estimates.

Definition of measure	
Relative TSR	TSR performance is compared to that of five comparators: Dentsu, IPG, Omnicom, Publicis and the FTSE 100 Index. Each comparator carries an equal weighting. TSR performance is calculated both in common and local currency (weighted equally). Using a dual basis ensures that the interests of both local and international investors are reflected in the performance measures.
AFCF (Adjusted free cash flow)	A cumulative AFCF for each of the three years in the performance period. Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets over the course of the performance period.
ROIC (Return on invested capital)	An average of the year end ROIC for each of the three years in the performance period calculated as: Headline operating profit/Invested capital Where invested capital = (Opening net assets + closing net assets)/2 + average net debt + average lease liabilities (opening lease liabilities + closing lease liabilities)/2

The table below summarises the awards granted and the performance conditions against which participants will be measured.

Awards granted in 2022	Basis and level of award (% of salary)	Number of shares awarded	Face value at date of grant[1] £000
Mark Read	390	384,746	4,056
John Rogers[2]	300	210,586	2,220

1 Awards were granted on 25 March 2022. Face value is calculated based on the five-day average share price preceding the date of award (£10.5421)
2 Awards for John Rogers will lapse on leaving the Company

Performance measure	Relative TSR	AFCF	ROIC
Weight	One-third	One-third	One-third
Nature	Relative to peers	Cumulative	Average
Performance zone (threshold to maximum)	Median to upper decile	£2,300m-£3,100m	16.5%-18.5%
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance, 100% vesting at maximum performance and straight-line vesting between threshold and maximum		
Performance period	1 January 2022 to 31 December 2024		
Holding period	1 January 2022 to 31 December 2024		

EPSP MEASURES AND TARGETS FOR 2023
The table below shows the targets against which performance will be measured for the awards granted in 2023. The Committee considers the measures and targets set to be appropriate and challenging.

Performance measure	Relative TSR	AFCF	ROIC
Weight	One-third	One-third	One-third
Nature	Relative to peers	Cumulative	Average
Performance zone (threshold to maximum)	Median to upper decile	£3,500m-£4,500m	17.5%-19.5%
Payout	For performance below threshold there is nil vesting. 20% vesting occurs at threshold performance, 100% vesting at maximum performance and straight-line vesting between threshold and maximum		
Performance period	1 January 2023 to 31 December 2025		
Holding period	1 January 2026 to 31 December 2027		

A 2023 award will not be made to John Rogers. Joanne Wilson is eligible for a 2023 EPSP award upon commencement of employment at the first available opportunity.

In 2022, an increased EPSP award was made to Mark Read of 390% of base salary following consultation with shareholders. The award was within the range approved by shareholders under the 2020 Policy. The Committee considered performance, the competitive nature of the global talent market and the interests of wider stakeholders and determined that the award will remain at 390% of salary.

ALIGNING PAY AND PERFORMANCE

As set out in the Directors' Compensation Policy, the Committee's objective is to align variable compensation with the key strategic priorities of WPP, maximising the link between pay and performance.

The following graph and table demonstrate the relationship between pay and performance over the last ten years for the CEO. The graph shows WPP's performance against the performance of the FTSE 100 over the ten-year period to 31 December 2022. TSR is rebased to £100 from 1 January 2012 to show the value of a hypothetical £100 holding. The FTSE 100 has been chosen as a comparator as the Company has been a constituent member throughout the period. With respect to 2018, the pay for both the current and previous CEO is included separately.

HISTORICAL TSR PERFORMANCE[1]



Source: S&P Capital IQ.

	2013	2014	2015	2016	2017	2018 MSS[3]	2018 MR[3]	2019	2020	2021	2022
CEO total compensation (£000)[2]	29,846	42,704	70,409	48,148	13,930	3,085	965	2,594	1,136	3,799	**6,682**
Short-term incentive award against maximum (%)	82	72	86	60	0	0	30	55	0	100	**89**
Long-term incentive award against maximum (%)	87	100	100	100	73	33	33	15	5	0	**2018: 0** **2020: 67**

1   Growth in the value of a hypothetical £100 holding over ten years versus the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one month average of trading day values. Source: CapIQ.
2   Calculated based on the methodology used for disclosing compensation in the single figure of compensation table
3   Sir Martin Sorrell (MSS) left the company on 14 April 2018; Mark Read (MR) was appointed as Chief Executive Officer from 3 September 2018

NON-EXECUTIVE DIRECTORS' FEES

The fees due to Non-Executive Directors were reviewed and increased in 2021. The Chair of the Sustainability Committee's fee was reviewed and increased effective June 2021 and the Senior Independent Director's fee was reviewed and increased effective October 2021. The fees are shown in the table below:

	£000
Chairman	525
Non-Executive Director	85
Senior Independent Director	40
Chair of Audit or Compensation Committee	40
Chair of Nomination and Governance Committee[1]	15
Chair of Sustainability Committee[2]	40
Member of Audit or Compensation Committee	20
Member of Nomination and Governance Committee	10
Member of Sustainability Committee	10

[1] The Nomination and Governance Committee is chaired by Roberto Quarta as part of his role as Chairman; no additional fee is paid
[2] In prior years the Sustainability Committee has been co-chaired with each Chair receiving a fee of £15,000. The Committee now has a single Chair, who receives a fee of £40,000

NON-EXECUTIVE DIRECTORS' TOTAL COMPENSATION RECEIVED (AUDITED)

The single figure table below details the value of fees and taxable benefits received by the Non-Executive Directors during 2022 while they held a position on the Board. The benefits amounts include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the Directors where applicable.

	Fees £000		Benefits £000		Total £000	
	2022	2021	**2022**	2021	**2022**	2021
Roberto Quarta	**525**	525	**32**	33	**557**	558
Angela Ahrendts[1]	**103**	95	**42**	1	**145**	96
Jacques Aigrain, retired 24 May 2022	**58**	145	**9**	3	**67**	148
Simon Dingemans, appointed 31 January 2022	**97**	n/a	**6**	n/a	**103**	n/a
Sandrine Dufour[1]	**140**	125	**6**	0	**146**	125
Tarek Farahat	**105**	105	**18**	0	**123**	105
Tom Ilube	**135**	133	**7**	5	**142**	138
Cindy Rose	**125**	123	**5**	6	**130**	129
Nicole Seligman	**155**	147	**24**	0	**179**	147
Sally Susman, retired 24 May 2022	**42**	107	**15**	0	**57**	107
Keith Weed	**125**	114	**7**	8	**132**	122
Jasmine Whitbread	**135**	135	**5**	6	**140**	141
Dr. Ya-Qin Zhang[1]	**93**	85	**20**	0	**113**	85

[1] Angela Ahrendts joined the Nomination and Governance Committee in March 2022; Dr. Ya-Qin Zhang joined the Sustainability Committee in March 2022. Sandrine Dufour took on the role of Chair of the Audit Committee during 2022

PAYMENTS TO PAST DIRECTORS
No payments were made to past directors during the year.

EXECUTIVE DIRECTORS' INTERESTS (AUDITED)
Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2022, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 1,211,974 shares in the Company (5,803,641 in 2021).

| | | | | | | Shareholding requirements | |
Director		Total beneficial interests	Shares without performance conditions (unvested)[1]	Shares with performance conditions (unvested)[2,3]	Total unvested shares	% of base salary	Achieved/ On track
Mark Read	At 31 December 2022	566,060	109,220	1,951,164	2,060,384	600%	✓
	At 16 March 2023[4]	739,923	109,220	1,094,083	1,203,303		
John Rogers	At 31 December 2022	391,715	69,943	750,373	820,316	300%	✓
	At 16 March 2023[4]	391,715	69,943	450,819	520,762		

[1] Shares due pursuant to the 2021 Executive Share awards. Additional dividend shares will be due on vesting
[2] Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found below. Additional dividend shares will be due on vesting
[3] As noted in footnote 2 above, reduced by the maximum due under the 2018 EPSP award, which lapsed on 15 March 2023, and the 2020 EPSP, which vested on 15 March 2023 (full details can be found on page 149)
[4] Total beneficial interests calculated at the last practicable date for this Annual Report

SHAREHOLDING REQUIREMENTS
As detailed in the Directors' Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The Chief Executive Officer and Chief Financial Officer are required to hold shares to the value of 600% and 300% of base salary respectively. Both Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.

As at 31 December 2022, the Chief Executive Officer held shares to the value of 439% of his base salary. At the same date, the Chief Financial Officer held shares to the value of 418% of his base salary. This was calculated based on the average share price for the last two months of the year.

OUTSTANDING SHARE-BASED AWARDS
The table below shows outstanding shares as at 31 December 2022. ESAs (Executive Share Awards) are granted under the WPP Stock Plan 2018. This is the stock component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (Executive Performance Share Plan) are subject to performance measures over the period stated below. Dividend shares will accrue on these awards.

	Award type	Grant date	Performance period	Share price on grant date	No. of shares granted	Vesting date
Mark Read	ESA	10.05.22	n/a	£9.522	109,220	10.03.2024
	EPSP	06.12.18	01.01.18-31.12.22	£8.604	396,617	15.03.2023
		24.09.19	01.01.19-31.12.23	£10.035	340,059	15.03.2024
		24.11.20	01.01.20-31.12.22	£7.411	460,464	15.03.2023
		28.03.21	01.01.21-31.12.23	£9.241	369,278	15.03.2024
		25.03.22	01.01.22-31.12.24	£10.542	384,746	15.04.2025
John Rogers	ESA	10.05.22	n/a	£9.522	69,943	10.03.2024
	EPSP	24.11.20	01.01.20-31.12.22	£7.411	299,554	15.03.2023
		28.03.21	01.01.21-31.12.23	£9.241	240,233	15.03.2024
		25.03.22	01.01.22-31.12.24	£10.542	210,586	15.04.2025

NON-EXECUTIVE DIRECTORS' INTERESTS (AUDITED)

Non-Executive Directors' interests in the Company's ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2022[1]	Total interests at 16 March 2023[2]
Roberto Quarta	87,500	87,500
Angela Ahrendts	12,571	12,571
Jacques Aigrain, retired 24 May 2022	34,000	n/a
Simon Dingemans, appointed 31 January 2022	6,000	6,000
Sandrine Dufour	15,000	15,000
Tarek Farahat	3,775	3,775
Tom Ilube	6,335	6,335
Cindy Rose	8,000	8,000
Nicole Seligman	8,750	8,750
Sally Susman, retired 24 May 2022	5,000	n/a
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	0	10,000

[1] Or at date of retirement if retired during the year
[2] Total beneficial interests calculated at the last practicable date for this Annual Report

COMPENSATION IN THE WIDER CONTEXT

When setting the Directors' Compensation Policy and making decisions in relation to executive compensation, the Compensation Committee considers the wider workforce and the broader compensation context. The Committee places significant value on the views of employees and has facilitated the engagement with the Workforce Advisory Panel (WAP) on compensation matters at the executive level and throughout the organisation. This included the Compensation Committee Chair and the Global Reward Director's attendance at a WAP meeting to discuss how executive compensation aligns with wider Company compensation policies. Further information on the Workforce Advisory Panel can be found in the Nomination Committee report on page 120.

The Committee also receives regular updates on compensation for the wider workforce to ensure that pay for Executive Directors is set against this backdrop. In 2022, the Committee was particularly mindful of the challenges faced by employees as a result of increased inflation in many parts of the world, and the resulting actions taken including making more funds available for annual salary review budgets and importance of wider programmes to support our people in areas such as financial education and mental wellbeing. The Committee also noted the comprehensive support offered throughout 2022 to colleagues in Ukraine since the war began in February 2022. This has included financial support packages, medical and wellbeing care, relocation support and other practical resources.

RELATIVE IMPORTANCE OF SPEND ON PAY

The following table sets out the percentage change in total staff costs, headcount, dividends and share buybacks.

	2022	2021	% change
Total staff costs (continuing operations)	£8,165.8m	£7,166.7m	13.9
Headcount – average over year	114,129	104,808	8.9
Dividends and share buybacks	£1,228.1m	£1,133.2m	8.4

ANNUAL PERCENTAGE CHANGE IN COMPENSATION OF DIRECTORS AND EMPLOYEES

The table overleaf shows the annual change in each individual Director's pay for 2022 and 2021. Since WPP plc, the statutory entity for which this disclosure is required, does not have any employees, the table includes a voluntary disclosure of the annual average change for employees of the UK head office.

Mark Read and John Rogers received salary increases of 4.0% and 6.0% respectively, effective 1st July 2022 (see page 145 for further detail). The difference between this and the increase disclosed in the table on the following page reflects the timing of salary reviews for Executive Directors.

Directors are reimbursed for expenses that directly relate to attendance at Board meetings, including the grossed-up cost of UK income tax and national insurance paid by the Company on behalf of the Directors. Directors returned to travel in 2022 to attend Board meetings in WPP key locations following a reduction in travel during the Covid-19 pandemic. This has resulted in increased benefits for some Directors. Other than travel-related expenses, no additional benefits were provided.

								Year-on-year change in pay	
	2021-2022			2020–2021			2019–2020		
	Base salary/ Fees % change	Benefits % change	Annual bonus % change[1]	Base salary/ Fees % change	Benefits % change	Annual bonus % change[2]	Base salary/ Fees % change	Benefits % change	Annual bonus % change
Executive Directors									
Mark Read[3]	4.7	(2.9)	(7.9)	11.3	4.0	–	(6.7)	0.0	(100)
John Rogers[4]	3.0	(0.8)	(8.2)	15.1	8.1	–	n/a	n/a	n/a
Non-Executive Directors									
Roberto Quarta	0.0	(3.0)	Non-Executive Directors do not receive variable compensation	7.1	19.6	Non-Executive Directors do not receive variable compensation	(2.0)	(51.9)	Non-Executive Directors do not receive variable compensation
Angela Ahrendts[5]	8.4	4,100.0		131.2	n/a		n/a	n/a	
Jacques Aigrain[5]	(60.0)	200.0		7.1	53.1		(6.9)	(73.3)	
Simon Dingemans[5]	n/a	n/a		n/a	n/a		n/a	n/a	
Sandrine Dufour[5]	12.0	–		40.1	(48.4)		n/a	n/a	
Tarek Farahat	0.0	–		7.1	(65.0)		(6.7)	(57.2)	
Tom Ilube[5]	1.5	40.0		554.5	429.6		n/a	n/a	
Cindy Rose	1.6	(16.7)		25.6	21.5		24.1	113.8	
Nicole Seligman	5.4	–		8.7	(78.6)		(6.9)	47.2	
Sally Susman[5]	(60.7)	–		4.4	(71.3)		5.1	135.3	
Keith Weed	9.6	(12.5)		22.2	40.2		447.1	820.9	
Jasmine Whitbread	0.0	(16.7)		14.5	21.6		218.9	1,318.1	
Dr. Ya-Qin Zhang[5]	9.4	–		n/a	n/a		n/a	n/a	
Average UK head office employees[6]	**6.0%**	**0.0%**	**316.3%**	2.5%	0.0%	(49.5)%	1.2%	0.0%	23.6%

1   The annual percentage change in bonus is calculated by reference to the bonus payable in respect of the financial year ended 31 December 2022 compared to the financial year ended 31 December 2021 for Executive Directors, and by reference to cash bonus payments received during the financial year ended 31 December 2022 in comparison to the financial year ended 31 December 2021 for the UK head office employees. Non-Executive Directors do not receive variable compensation

2   As the Executives did not receive a bonus in respect of the financial year ended 31 December 2020, it is not possible to calculate a percentage change between 2020 and 2021

3   Mark Read took a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19; this, together with a salary increase after three years, explains the changes shown between 2020 and 2021. Mark Read received a salary increase of 4.0% in 2022 (see page 145)

4   John Rogers joined the Company on 27 January 2020 and his salary and benefits in 2020 were prorated accordingly. Changes between 2020 and 2021 were a result of a prorated salary in 2020 and a voluntary 20% salary reduction for a period of four months in 2020 as part of cost-reduction targets implemented during Covid-19. John Rogers received a salary increase of 6.0% during 2022 (see page 145)

5   Jacques Aigrain and Sally Susman retired from the Board on 24 May 2022. Simon Dingemans was appointed 31 January 2022. Angela Ahrendts, Sandrine Dufour, Tom Ilube and Dr. Ya-Qin Zhang were appointed to the Board on 1 July 2020, 3 February 2020, 5 October 2020 and 1 January 2021 respectively

6   Based on full-time equivalent comparisons. Average is calculated by reference to the median percentage change. Due to the timing of annual bonus payments, the change in average employee annual bonus of 316.3% reflects the change between the bonus paid in respect of 2021 performance (paid in 2022) and 2020 performance (paid in 2021) and is therefore not directly comparable to Executive Director bonus awards made in respect of 2022 performance (paid in 2023) and 2021 performance (paid in 2022)

SHARE-BASED COMPENSATION BELOW THE BOARD

The Company uses share-based compensation programmes to incentivise and retain employees, recruit new talent and encourage a strong ownership culture among employees. The use of the core share plans in 2022 is described below.

WPP STOCK PLAN 2018 (WSP)

The WPP Leader programme made awards under the WSP to around 1,900 of our key leaders in 2022. Awards vest three years after grant, provided the participant is still employed within the Group. In addition, senior executives have part of their annual bonus paid in the form of Executive or Performance Share Awards that vest two years after grant.

The Executive Directors' Executive Share Awards are granted under the WSP. No further awards are made to Executive Directors.

All awards granted under the WSP are subject to malus and clawback conditions.

WPP SHARE OPTION PLAN 2015

During 2022, the WPP Share Option Plan 2015 was used to make awards to over 43,500 employees. By 31 December 2022, options under this plan, and its predecessor, the Worldwide Ownership Plan, had been granted to approximately 215,500 employees over 110.5 million shares since March 1997.

While the Share Option Plan provides the authority to make executive option awards, in addition to all employee awards, no awards were granted in 2022. The Executive Directors do not participate in this plan.

CEO PAY RATIO
The ratios shown in the table below compare the total compensation of the CEO (as shown in the single figure table on page 144) to the compensation of the median UK employee and those at the lower and upper quartile.

Year		Methodology used	25th percentile pay ratio	50th percentile pay ratio	75th percentile pay ratio
2022	Total compensation	Option B	**154:1**	**118:1**	**81:1**
2021	Total compensation	Option B	101:1	79:1	55:1
2020	Total compensation	Option B	36:1	24:1	15:1
2019	Total compensation	Option B	79:1	55:1	34:1

The pay ratio reflects how the structure and approach to compensation changes with increased seniority and accountability within the Group and is therefore consistent with pay, reward and progression policies. The CEO's pay is significantly weighted towards performance-related pay with a focus on aligning with long-term performance and the interests of shareholders. In prior years, the CEO has not received significant value from the vesting of long-term incentive plans due to legacy targets that were set prior to the CEO's appointment, Covid-19 and the launch of the strategy. This year the 2020 EPSP, the first of the newly structured EPSP awards more closely aligned with the strategy, vested at 66.67% resulting in an increase in the CEO's total compensation compared with the prior year, reflecting WPP's pay-for-performance philosophy and focus on rewarding long-term performance. At the 25th, 50th and 75th percentile employee level, variable compensation carries a much smaller weighting. As a result, the CEO pay ratio has increased since 2021.

The salary and total pay and benefits for the 25th, 50th and 75th percentile employees are shown in the table below:

Year		Methodology used	25th percentile pay	50th percentile pay	75th percentile pay
2022	Salary	Option B	**£39,292**	**£51,985**	**£74,250**
	Total pay and benefits	Option B	**£43,417**	**£56,460**	**£82,551**
2021	Salary	Option B	£32,067	£44,250	£61,500
	Total pay and benefits	Option B	£37,606	£48,293	£68,583
2020	Salary	Option B	£30,000	£45,000	£71,000
	Total pay and benefits	Option B	£31,800	£46,800	£73,840
2019	Salary	Option B	£31,000	£44,739	£70,000
	Total pay and benefits	Option B	£32,636	£46,975	£77,416

Given the number of payrolls used across the UK Group, Option B (using the gender pay gap information to identify three employees as the best equivalents of the 25th, 50th and 75th percentile employees) was the most appropriate methodology to use to determine the CEO pay ratio. We believe this approach provides accurate information and representation of the ratios. The latest data collected as part of gender pay reporting was used, with a snapshot date of 5 April 2022. The ratio has been computed taking into account the pay and benefits of over 10,000 UK employees, other than the role of the CEO. Where an employee works part-time, fixed pay, benefits, and any variable pay were adjusted, where appropriate, to reflect full-time equivalent compensation. The 25th, 50th and 75th percentile employees were determined based on this adjusted data and are considered to be representative. Total compensation for 2022 was calculated using single-figure table methodology for these employees in order to provide a meaningful comparison with the CEO. We are satisfied that the median pay ratio is consistent with the compensation policies for our UK workforce taken as a whole and our objective of delivering market competitive pay for each role.

SHARE INCENTIVE DILUTION FOR 2012 TO 2022
The share incentive dilution level, measured on a ten-year rolling basis, was at 3.2% at 31 December 2022 (2021: 2.9%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Jasmine Whitbread
Chair of the Compensation Committee
on behalf of the Board of Directors of WPP plc
23 March 2023

STATEMENT OF DIRECTORS' RESPONSIBILITIES

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF FINANCIAL STATEMENTS

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The Directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2022. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the Preparation and Presentation of Financial Statements".

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

– Properly select and apply accounting policies
– Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
– Provide additional disclosures, when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
– Make an assessment of the Company's ability to continue as a going concern

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' Compensation Report.

The Directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The Directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he or she ought to have taken, as a Director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

In accordance with the principles of the UK Corporate Governance Code, the Board has established arrangements to evaluate whether the information presented in the Annual Report is fair, balanced and understandable; these are described on page 125.

The Board considers the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The letters from the Chairs of the Sustainability, Nomination and Governance, Audit and Compensation Committees, the statements regarding Directors' responsibilities and statement of going concern set out above and the Directors' remuneration and interests in the share capital of the Company are included in the Directors' report, which also includes the Strategic Report and Corporate Governance sections.

By Order of the Board

Balbir Kelly-Bisla
Company Secretary
23 March 2023

FINANCIAL STATEMENTS

ACCOUNTING POLICIES

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2022.

BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The financial statements have been prepared using the going concern basis of accounting. The principal accounting policies are set out below.

BASIS OF CONSOLIDATION

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

NEW IFRS ACCOUNTING PRONOUNCEMENTS

The Group has elected to adopt the hedge accounting requirements of IFRS 9 Financial Instruments from 1 January 2022. The IFRS 9 hedge accounting requirements are applied prospectively, and all hedge arrangements in place at the point of transition are regarded as continuing hedging relationships under IFRS 9. Accordingly, prior year financial information is not required to be restated and remains as reported under IAS 39. Management has elected not to take the 'cost of hedging' approach, and instead the currency basis risk has been designated in the hedge relationships. There has been no significant impact on the financial statements as a result of the adoption of the hedge accounting requirements of IFRS 9, both at the point of transition and in the year ended 31 December 2022.

The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:

– Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
– Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37
– Annual Improvements to IFRS Standards 2018-2020
– Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect the future periods.

At the date of authorisation of these financial statements, there were a number of standards or amendments to standards, which have not been applied in these financial statements, that were in issue but not yet effective. The Group does not consider that any of these standards or amendments to standards in issue but not yet effective will have a significant impact on the financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, defined as the higher of fair value less costs of disposal and value in use. The net present value of future cash flows, to determine value in use, is derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

– brand names (with finite lives) – 10-20 years
– customer-related intangibles – 3-10 years
– other proprietary tools – 3-10 years
– other (including capitalised computer software) – 3-5 years

CONTINGENT CONSIDERATION

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations. Contingent consideration only applies to situations where contingent payments are not dependent on future employment of vendors and any such payments are expensed when they relate to future employment.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. The effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date are accounted for as revisions to goodwill, as permitted by IFRS 3 Business Combinations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value, where the recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

– freehold buildings – 50 years
– leasehold land and buildings – over the term of the lease or life of the asset, if shorter
– fixtures, fittings and equipment – 3-10 years
– computer equipment – 3-5 years

INTERESTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates and joint ventures in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value. The recoverable amount is defined as the higher of fair value less costs of disposal and value in use.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

OTHER INVESTMENTS

Certain equity investments are designated as either fair value through other comprehensive income or fair value through profit or loss. Movements in fair value through profit or loss are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, where certain conditions are met, an asset or disposal group that is for sale is recognised as "held for sale". The Group has classified a 'disposal group' as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Such assets are measured at the lower of carrying amount and fair value less costs for disposal, and are not depreciated or amortised, excluding certain assets that are carried at fair value under IFRS 5. Furthermore, when an associate is classified as held for sale, equity accounting ceases.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The profit or loss from a discontinued operation is shown as a single amount on the face of the income statement and the comparatives and related notes restated accordingly. This represents total post-tax profit of the disposal group for the whole of the financial year including any post-tax gain or loss on the measurement of fair value less costs of disposal, as well as the post-tax loss on sale of the disposal group. Assets and liabilities classified as held for sale are shown as a separate line on the balance sheet.

ACCRUED AND DEFERRED INCOME

Accrued income is a contract asset, within the scope of IFRS 9 Financial Instruments, and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables once the right to consideration becomes unconditional and billed per the terms of the contractual agreement.

In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third-party expenses that are incurred shortly after billing.

TRADE RECEIVABLES AND WORK IN PROGRESS

Trade receivables are stated net of loss allowances.

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

EXPECTED CREDIT LOSSES

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, contract assets and lease receivables. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. Therefore, the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. For all other assets, the general approach has been applied and a loss allowance for 12-month expected credit losses is recognised.

Under IFRS 9, the expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. Given the short-term nature of the Group's trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.

The Group considers that the credit risk increased significantly since initial recognition when the credit rating changes, the debtor has significant financial difficulty or if there was a breach of contract. For balances that are beyond 180 days overdue it is presumed to be an indicator of a significant increase in credit risk.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.

Further details on expected credit losses are provided in note 18.

FOREIGN CURRENCY AND INTEREST RATE HEDGING

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At inception of the hedge relationship, the Group documents the relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the fair values or cash flows of hedged items. Furthermore the Group documents its risk management objectives and its strategy for undertaking various hedge transactions.

Note 26 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is recognised in other comprehensive income and deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Derivatives embedded in other financial liabilities or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

LIABILITIES IN RESPECT OF OPTION AGREEMENTS

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over the Group's own equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured in accordance with IFRS 9 Financial Instruments. On initial recognition, the corresponding amount is recognised against the equity reserve, which is subsequently reversed on derecognition, either through exercise or non-exercise of the option agreement. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognised in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.

DERECOGNITION OF FINANCIAL LIABILITIES

In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only removed from the statement of financial position when the underlying legal obligation is extinguished.

DEBT

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and short-term highly liquid investments which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value, including bank deposits and money market funds. The Group's overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group's centralised treasury strategy employed across the Group and form an integral part of the Group's cash management, in accordance with IAS 7 Statement of Cash Flows.

BORROWING COSTS

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

REVENUE RECOGNITION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days' notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. As the contracts are generally short-term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred, where applicable.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For our retainer arrangements, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent as we do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as when supplying in-house production services, events and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below.

GLOBAL INTEGRATED AGENCIES
Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

PUBLIC RELATIONS AND SPECIALIST AGENCIES
Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

DISCONTINUED OPERATIONS (DATA INVESTMENT MANAGEMENT)
Revenue for market research services is typically recognised over time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period, typically on a straight-line basis.

TAXATION
Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation.

RETIREMENT BENEFIT COSTS
The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. Net interest expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

Actuarial gains and losses are recognised immediately in other comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate independently managed funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

PROVISIONS FOR LIABILITIES AND CHARGES
Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for other property-related liabilities such as onerous contracts and dilapidations. Also included are other provisions, primarily long-term employee benefits such as deferred compensation plans, and legal claims, where the likelihood of settlement is considered probable.

LEASES
The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued utility for the Group. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

The property held by the Group as right-of-use assets to earn rentals is classified as investment property. The Group measures its investment property applying the cost model.

TRANSLATION OF FOREIGN CURRENCIES
Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of foreign subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

HYPERINFLATION IN ARGENTINA AND TURKEY
During 2022, 2021 and 2020, Argentina was designated as a hyperinflationary economy. In 2022, Turkey was designated as a hyperinflationary economy. The financial statements of the Group's subsidiaries in Argentina and Turkey have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. In 2022, this resulted in an increase in goodwill of £82.6 million (2021: £23.9 million, 2020: £22.6 million), an increase in other intangibles of £16.3 million (2021: £7.6 million, 2020: £5.3 million), and an increase in property, plant and equipment of £41.5 million (2021: £20.3 million, 2020: £19.3 million). A consumer price index (CPI) of 1,134.6 was used at 31 December 2022 (2021: 582.5, 2020: 385.9) for Argentina. For Turkey, a CPI of 1,128.5 was used at 31 December 2022. The impact on other non-monetary assets and liabilities and the impact on the Group's income statement in the year were immaterial.

SHARE-BASED PAYMENTS
The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 23 and 27.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

GOVERNMENT SUPPORT
In reaction to the Covid-19 pandemic, certain governments have introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes where these amounts will never have to be repaid. Further details of such amounts are included in note 3. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

NON-CONTROLLING INTERESTS
Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within "financing activities" in the cash flow statement.

CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTY IN APPLYING ACCOUNTING POLICIES
Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group's accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

The most significant area of estimation uncertainty is:

– **Goodwill:** the discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding operating margins and discount rates. Further details of the methodology, discount rates and estimates used in relation to the goodwill impairment, and sensitivities to these estimates are set out in note 14

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2022

	Notes	**2022** **£m**	2021 £m	2020 £m
Continuing operations				
Revenue	2	**14,428.7**	12,801.1	12,002.8
Costs of services	3	**(11,890.1)**	(10,597.5)	(9,987.9)
Gross profit		**2,538.6**	2,203.6	2,014.9
General and administrative costs	3	**(1,180.4)**	(974.6)	(4,293.0)
Operating profit/(loss)		**1,358.2**	1,229.0	(2,278.1)
(Loss)/earnings from associates – after interest and tax	4	**(60.4)**	23.8	(136.0)
Profit/(loss) before interest and taxation		**1,297.8**	1,252.8	(2,414.1)
Finance and investment income	6	**145.4**	69.4	82.7
Finance costs	6	**(359.4)**	(283.6)	(312.0)
Revaluation and retranslation of financial instruments	6	**76.0**	(87.8)	(147.2)
Profit/(loss) before taxation		**1,159.8**	950.8	(2,790.6)
Taxation	7	**(384.4)**	(230.1)	(127.1)
Profit/(loss) for the year from continuing operations		**775.4**	720.7	(2,917.7)
Discontinued operations				
Profit for the year from discontinued operations	12	**–**	–	16.4
Profit/(loss) for the year		**775.4**	720.7	(2,901.3)
Attributable to				
Equity holders of the parent:				
Continuing operations		**682.7**	637.7	(2,971.6)
Discontinued operations		**–**	–	6.5
		682.7	637.7	(2,965.1)
Non-controlling interests:				
Continuing operations		**92.7**	83.0	53.9
Discontinued operations		**–**	–	9.9
		92.7	83.0	63.8
		775.4	720.7	(2,901.3)
Earnings per share from continuing and discontinued operations				
Basic earnings per ordinary share	9	**62.2p**	53.4p	(242.5p)
Diluted earnings per ordinary share	9	**61.2p**	52.5p	(242.5p)
Earnings per share from continuing operations				
Basic earnings per ordinary share	9	**62.2p**	53.4p	(243.0p)
Diluted earnings per ordinary share	9	**61.2p**	52.5p	(243.0p)

Note
The accompanying notes form an integral part of this consolidated income statement

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2022

	2022 £m	2021 £m	2020 £m
Profit/(loss) for the year	**775.4**	720.7	(2,901.3)
Items that may be reclassified subsequently to profit or loss			
Foreign exchange differences on translation of foreign operations[1]	**424.2**	(143.0)	75.4
(Loss)/gain on net investment hedges	**(141.5)**	45.5	9.7
Cash flow hedges:[1]			
Fair value gain/(loss) arising on hedging instruments	**38.5**	(38.0)	(5.9)
Less: (loss)/gain reclassified to profit or loss	**(38.5)**	38.0	5.9
Share of other comprehensive income/(loss) of associate undertakings	**51.2**	13.5	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	**–**	–	(20.6)
	333.9	(84.0)	3.0
Items that will not be reclassified subsequently to profit or loss			
Movements on equity investments held at fair value through other comprehensive income	**(22.3)**	(35.5)	(127.7)
Actuarial gain on defined benefit pension plans	**16.6**	14.3	2.0
Deferred tax on defined benefit pension plans	**(7.4)**	(3.0)	7.4
	(13.1)	(24.2)	(118.3)
Other comprehensive income/(loss) for the year	**320.8**	(108.2)	(115.3)
Total comprehensive income/(loss) for the year	**1,096.2**	612.5	(3,016.6)
Attributable to			
Equity holders of the parent:			
Continuing operations	**988.3**	539.8	(3,063.9)
Discontinued operations	**–**	–	(12.6)
	988.3	539.8	(3,076.5)
Non-controlling interests:			
Continuing operations	**107.9**	72.7	50.5
Discontinued operations	**–**	–	9.4
	107.9	72.7	59.9
	1,096.2	612.5	(3,016.6)

Notes

The accompanying notes form an integral part of this consolidated statement of comprehensive income

[1] Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the Hedging Reserve and Translation Reserve of £38.0 million and £5.9 million, respectively. See note 28

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2022

	Notes	2022 £m	2021 £m	2020 £m
Net cash inflow from operating activities[1]	11	**700.9**	2,029.0	2,050.6
Investing activities				
Acquisitions[1]	11	**(236.2)**	(382.3)	(174.2)
Disposal of investments and subsidiaries	11	**37.7**	28.3	272.3
Purchases of property, plant and equipment		**(208.4)**	(263.2)	(218.3)
Purchases of other intangible assets (including capitalised computer software)		**(14.9)**	(29.9)	(54.4)
Proceeds on disposal of property, plant and equipment		**12.9**	8.7	11.2
Net cash outflow from investing activities		**(408.9)**	(638.4)	(163.4)
Financing activities				
Repayment of lease liabilities		**(309.6)**	(320.7)	(300.1)
Share option proceeds		**1.2**	4.4	–
Cash consideration received from non-controlling interests	11	**–**	39.5	–
Cash consideration for purchase of non-controlling interests	11	**(84.2)**	(135.0)	(80.6)
Share repurchases and buybacks	11	**(862.7)**	(818.5)	(290.2)
Proceeds from issue of bonds	11	**–**	–	915.5
Repayment of borrowings	11	**(220.6)**	(397.1)	(282.7)
Financing and share issue costs		**(0.2)**	(0.4)	(7.1)
Equity dividends paid		**(365.4)**	(314.7)	(122.0)
Dividends paid to non-controlling interests in subsidiary undertakings		**(69.5)**	(114.5)	(83.3)
Net cash outflow from financing activities		**(1,911.0)**	(2,057.0)	(250.5)
Net (decrease)/increase in cash and cash equivalents		**(1,619.0)**	(666.4)	1,636.7
Translation of cash and cash equivalents		**64.2**	(130.1)	(99.2)
Cash and cash equivalents at beginning of year		**3,540.6**	4,337.1	2,799.6
Cash and cash equivalents at end of year	11	**1,985.8**	3,540.6	4,337.1

Notes

The accompanying notes form an integral part of this consolidated cash flow statement.

1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities. See note 11

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2022

	Notes	2022 £m	2021 £m
Non-current assets			
Intangible assets:			
Goodwill	14	**8,453.4**	7,612.3
Other	14	**1,451.9**	1,359.5
Property, plant and equipment	15	**1,000.7**	896.4
Right-of-use assets	13	**1,528.5**	1,395.1
Interests in associates and joint ventures	16	**305.1**	412.9
Other investments	16	**369.8**	318.3
Deferred tax assets	17	**322.1**	341.5
Corporate income tax recoverable		**74.1**	46.6
Trade and other receivables	18	**218.6**	152.6
		13,724.2	12,535.2
Current assets			
Corporate income tax recoverable		**107.1**	90.4
Trade and other receivables	18	**12,499.7**	11,362.3
Cash and short-term deposits		**2,491.5**	3,882.9
		15,098.3	15,335.6
Current liabilities			
Trade and other payables	19	**(15,834.9)**	(15,252.3)
Corporate income tax payable		**(422.0)**	(386.2)
Short-term lease liabilities	13	**(282.4)**	(279.7)
Bank overdrafts, bonds and bank loans	21	**(1,169.0)**	(567.2)
		(17,708.3)	(16,485.4)
Net current liabilities		**(2,610.0)**	(1,149.8)
Total assets less current liabilities		**11,114.2**	11,385.4
Non-current liabilities			
Bonds and bank loans	21	**(3,801.8)**	(4,216.8)
Trade and other payables	20	**(490.9)**	(619.9)
Deferred tax liabilities	17	**(350.8)**	(312.5)
Provision for post-employment benefits	24	**(137.5)**	(136.6)
Provisions for liabilities and charges	22	**(244.6)**	(268.5)
Long-term lease liabilities	13	**(1,928.2)**	(1,762.1)
		(6,953.8)	(7,316.4)
Net assets		**4,160.4**	4,069.0
Equity			
Called-up share capital	27	**114.1**	122.4
Share premium account		**575.9**	574.7
Other reserves	28	**285.2**	(335.9)
Own shares		**(1,054.1)**	(1,112.1)
Retained earnings		**3,759.7**	4,367.3
Equity shareholders' funds		**3,680.8**	3,616.4
Non-controlling interests		**479.6**	452.6
Total equity		**4,160.4**	4,069.0

Note
The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 23 March 2023.

Signed on behalf of the Board:

Mark Read
Chief Executive Officer

John Rogers
Chief Financial Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2022

	Called-up share capital £m	Share premium account £m	Other reserves £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2021	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	–	4.4	–	–	–	4.4	–	4.4
Share cancellations	(7.2)	–	7.2	–	(729.3)	(729.3)	–	(729.3)
Treasury share allocations	–	–	–	3.7	(3.7)	–	–	–
Profit for the year	–	–	–	–	637.7	637.7	83.0	720.7
Foreign exchange differences on translation of foreign operations[2]	–	–	(132.7)	–	–	(132.7)	(10.3)	(143.0)
Gain on net investment hedges	–	–	45.5	–	–	45.5	–	45.5
Cash flow hedges:[2]								
Fair value loss arising on hedging instruments	–	–	(38.0)	–	–	(38.0)	–	(38.0)
Less: gain reclassified to profit or loss	–	–	38.0	–	–	38.0	–	38.0
Share of other comprehensive income of associate undertakings	–	–	7.3	–	6.2	13.5	–	13.5
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(35.5)	(35.5)	–	(35.5)
Actuarial gain on defined benefit pension plans	–	–	–	–	14.3	14.3	–	14.3
Deferred tax on defined benefit pension plans	–	–	–	–	(3.0)	(3.0)	–	(3.0)
Other comprehensive loss	–	–	(79.9)	–	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	–	–	(79.9)	–	619.7	539.8	72.7	612.5
Dividends paid	–	–	–	–	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	–	–	–	–	99.6	99.6	–	99.6
Tax adjustment on share-based payments	–	–	–	–	15.4	15.4	–	15.4
Net movement in own shares held by ESOP Trusts	–	–	–	2.5	(91.7)	(89.2)	–	(89.2)
Recognition/derecognition of liabilities in respect of put options	–	–	(242.7)	–	1.1	(241.6)	–	(241.6)
Share purchases – close period commitments[3]	–	–	(211.7)	–	–	(211.7)	–	(211.7)
Share of other equity movements of associates	–	–	–	–	(8.0)	(8.0)	–	(8.0)
Acquisition of subsidiaries[4]	–	–	–	–	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Share cancellations	(8.3)	–	8.3	–	(807.4)	(807.4)	–	(807.4)
Treasury share allocations	–	–	–	–	–	–	–	–
Profit for the year	–	–	–	–	682.7	682.7	92.7	775.4
Foreign exchange differences on translation of foreign operations	–	–	409.0	–	–	409.0	15.2	424.2
Loss on net investment hedges	–	–	(141.5)	–	–	(141.5)	–	(141.5)
Cash flow hedges:								
Fair value gain arising on hedging instruments	–	–	38.5	–	–	38.5	–	38.5
Less: loss reclassified to profit or loss	–	–	(38.5)	–	–	(38.5)	–	(38.5)
Share of other comprehensive income of associate undertakings	–	–	31.9	–	19.3	51.2	–	51.2
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(22.3)	(22.3)	–	(22.3)
Actuarial gain on defined benefit pension plans	–	–	–	–	16.6	16.6	–	16.6
Deferred tax on defined benefit pension plans	–	–	–	–	(7.4)	(7.4)	–	(7.4)
Other comprehensive income	–	–	299.4	–	6.2	305.6	15.2	320.8
Total comprehensive income	–	–	299.4	–	688.9	988.3	107.9	1,096.2
Dividends paid	–	–	–	–	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	–	–	–	–	122.0	122.0	–	122.0
Tax adjustment on share-based payments	–	–	–	–	(9.2)	(9.2)	–	(9.2)
Net movement in own shares held by ESOP Trusts	–	–	–	58.0	(113.3)	(55.3)	–	(55.3)
Recognition/derecognition of liabilities in respect of put options	–	–	101.7	–	(40.3)	61.4	–	61.4
Share purchases – close period commitments[3]	–	–	211.7	–	–	211.7	–	211.7
Share of other equity movements of associates	–	–	–	–	–	–	–	–
Acquisition of subsidiaries[4]	–	–	–	–	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

1   Accumulated losses on existing equity investments held at fair value through other comprehensive income are £330.8 million at 31 December 2022 (2021: £308.5 million)

2   Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the Hedging Reserve and Translation Reserve of £38.0 million and £5.9 million, respectively. See note 28

3   During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings

4   Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2022

1. GENERAL INFORMATION

WPP plc is a company incorporated in Jersey. The address of the registered office is 13 Castle Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. SEGMENT INFORMATION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group's revenue is from contracts with customers.

Reportable segments

The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group's Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

Reported contributions were as follows:

Income statement	Revenue[2] £m	Revenue less pass-through costs[3] £m	Headline operating profit[4] £m
2022			
Global Integrated Agencies	**12,191.0**	**9,742.8**	**1,432.4**
Public Relations	**1,228.3**	**1,157.0**	**190.8**
Specialist Agencies	**1,009.4**	**899.5**	**118.6**
	14,428.7	**11,799.3**	**1,741.8**
2021[1]			
Global Integrated Agencies	10,890.5	8,683.1	1,221.8
Public Relations	959.0	909.7	143.1
Specialist Agencies	951.6	804.4	128.6
	12,801.1	10,397.2	1,493.5
2020[1]			
Global Integrated Agencies	10,329.0	8,247.8	1,070.3
Public Relations	892.9	854.4	141.3
Specialist Agencies	780.9	659.8	48.9
	12,002.8	9,762.0	1,260.5

Notes
1. Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies
2. Intersegment sales have not been separately disclosed as they are not material
3. Revenue less pass-through costs is defined on page 233
4. A reconciliation from profit before taxation to headline operating profit is provided on page 216

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment £m	Loss/(earnings) from results of associates £m	Interests in associates and joint ventures £m
2022						
Global Integrated Agencies	**100.5**	**193.8**	**372.9**	**–**	**10.8**	**80.1**
Public Relations	**14.7**	**11.0**	**36.7**	**3.7**	**0.5**	**0.1**
Specialist Agencies	**6.8**	**18.5**	**41.4**	**34.2**	**(71.7)**	**224.9**
	122.0	**223.3**	**451.0**	**37.9**	**(60.4)**	**305.1**
2021						
Global Integrated Agencies	92.3	252.7	372.8	–	22.7	115.2
Public Relations	4.8	17.9	28.1	–	1.7	8.0
Specialist Agencies	2.5	22.5	43.1	1.8	(0.6)	289.7
	99.6	293.1	444.0	1.8	23.8	412.9
2020						
Global Integrated Agencies	61.3	234.2	449.7	2,355.1	19.0	158.4
Public Relations	8.0	15.5	32.8	161.5	1.3	6.4
Specialist Agencies	5.1	22.9	59.4	306.3	(156.3)	165.9
	74.4	272.6	541.9	2,822.9	(136.0)	330.7

Notes
1 Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software)
2 Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets

Contributions by geographical area were as follows:

Revenue[1]	2022 £m	2021 £m	2020 £m
North America[2]	**5,549.5**	4,494.2	4,464.9
United Kingdom	**2,003.8**	1,866.9	1,637.0
Western Continental Europe	**2,876.2**	2,786.3	2,441.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,999.2**	3,653.7	3,459.3
	14,428.7	12,801.1	12,002.8
Revenue less pass-through costs[3]			
North America[2]	**4,688.1**	3,849.2	3,743.4
United Kingdom	**1,537.2**	1,414.3	1,233.8
Western Continental Europe	**2,318.5**	2,225.4	2,019.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,255.5**	2,908.3	2,765.4
	11,799.3	10,397.2	9,762.0
Headline operating profit[3]			
North America[2]	**770.4**	655.7	611.9
United Kingdom	**187.1**	180.9	137.7
Western Continental Europe	**301.3**	288.6	198.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**483.0**	368.3	312.2
	1,741.8	1,493.5	1,260.5

Non-current assets[1]	2022 £m	2021 £m
North America[2]	**5,896.4**	5,075.4
United Kingdom	**1,556.2**	1,565.4
Western Continental Europe	**2,797.9**	2,618.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,151.0**	2,933.6
	13,401.5	12,193.2

Notes
1 Non-current assets excluding financial instruments and deferred tax
2 North America includes the United States with non-current assets of £5,379.5 million (2021: £4,730.1 million)

Notes
1 Intersegment sales have not been separately disclosed as they are not material
2 North America includes the United States with revenue of £5,230.9 million (2021: £4,220.8 million, 2020: £4,216.1 million), revenue less pass-through costs of £4,402.0 million (2021: £3,597.4 million, 2020: £3,524.8 million) and headline operating profit of £727.6 million (2021: £615.2 million, 2020: £563.7 million)
3 Revenue less pass-through costs and headline operating profit are defined on page 233

3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS

	2022 £m	2021 £m	2020 £m
Costs of services	**11,890.1**	10,597.5	9,987.9
General and administrative costs	**1,180.4**	974.6	4,293.0
	13,070.5	11,572.1	14,280.9

Costs of services and general and administrative costs include:

	2022 £m	2021 £m	2020 £m
Staff costs (note 5)	**8,165.8**	7,166.7	6,556.5
Establishment costs	**536.0**	529.0	638.5
Media pass-through costs	**1,905.7**	1,865.3	1,555.2
Other costs of services and general and administrative costs[1]	**2,463.0**	2,011.1	5,530.7
	13,070.5	11,572.1	14,280.9

Included within costs of services and general administrative costs are the following:

	2022 £m	2021 £m	2020 £m
Goodwill impairment (note 14)	**37.9**	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	**62.1**	97.8	89.1
Investment and other impairment charges/(reversals)	**48.0**	(42.4)	296.2
Intangible asset impairment	**29.0**	–	–
Restructuring and transformation costs	**203.7**	145.5	80.7
Restructuring costs in relation to Covid-19	**15.1**	29.9	232.5
Property related costs	**18.0**	–	–
Losses/(gains) on disposal of investments and subsidiaries	**36.3**	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	**(66.5)**	–	(0.6)
Litigation settlement	**–**	21.3	25.6
Amortisation of other intangible assets	**21.9**	19.9	35.2
Depreciation of property, plant and equipment	**166.9**	151.2	174.8
Depreciation of right-of-use assets	**262.2**	272.9	331.9
(Gains)/losses on sale of property, plant and equipment	**(6.4)**	(1.3)	0.3
Net foreign exchange (gains)/losses	**(8.7)**	4.4	5.9
Short-term lease expense	**20.2**	18.0	36.7
Low-value lease expense	**1.9**	2.3	2.3

Note

1. Other costs of services and general and administrative costs include £723.7 million (2021: £538.6 million, 2020: £685.6 million) of other pass-through costs

In 2022, operating profit includes credits totalling £29.3 million (2021: £19.3 million, 2020: £46.3 million) relating to the release of provisions and other balances established in respect of acquisitions completed prior to 2021. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 29.

The goodwill impairment charge of £37.9 million in 2022 (2021: £1.8 million, 2020: £2,822.9 million) relates to a number of businesses in the Group where the impact of increases in discount rates and current, local economic conditions and trading circumstances is sufficiently severe to indicate impairment to the carrying value. The goodwill impairment charge of £2,822.9 million in 2020 reflects the adverse impacts of Covid-19 on a number of businesses in the Group at that time.

Amortisation and impairment of acquired intangible assets of £62.1 million (2021: £97.8 million, 2020: £89.1 million) includes an impairment charge in the year of £1.4 million (2021: £47.9 million, 2020: £21.6 million) in regard to certain brand names that are no longer in use.

The investment and other impairment charges of £48.0 million (2021: reversal of £42.4 million, 2020: £296.2 million) relate to the same macro-economic factors noted above. The reversal in the prior year for investments primarily relates to the partial reversal of a £255.6 million impairment taken in 2020 relating to Imagina, an associate in Spain.

Intangible asset impairment of £29.0 million in 2022 (2021: nil, 2020: nil) relates to the write off of capitalised configuration and customisation costs related to a software development project.

Restructuring and transformation costs of £203.7 million (2021: £145.5 million, 2020: £80.7 million) include £134.5 million (2021: £94.2 million) in relation to the Group's IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever-increasing digital world. It includes costs of £96.8 million (2021: £62.2 million, 2020: nil) in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining restructuring and transformation costs of £69.2 million (2021: £51.3 million) relates to the continuing restructuring plan. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.

Restructuring costs in relation to Covid-19 of £15.1 million (2021: £29.9 million, 2020: £232.5 million) primarily relate to property costs which the Group undertook in response to the Covid-19 pandemic.

Property related costs include further right-of-use asset impairments taken for properties that were previously impaired due to challenging conditions in the subletting market. In 2022, £18.0 million (2021: nil, 2020: nil) were incurred.

Losses on disposal of investments and subsidiaries of £36.3 million in 2022 primarily includes a loss of £63.1 million on the divestment of our Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions. Losses on disposal of investments and subsidiaries of £10.6 million in 2021 includes a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021.

Gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million (2021: £nil, 2020: £0.6 million) comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments.

In 2022, the Group received £8.2 million (2021: £5.3 million, 2020: £77.1 million) of aid from governments around the world in relation to the Covid-19 pandemic, which is included as a credit in other staff costs.

Other impairment charges included in restructuring costs of £43.3 million (2021: £39.2 million, 2020: £196.7 million) consists of £7.1 million (2021: £17.6 million, 2020: £147.6 million) within restructuring costs in relation to Covid-19 and £36.2 million (2021: £21.6 million, 2020: £49.1 million) within restructuring and transformation costs and property related costs. These impairment charges include £33.5 million (2021: £19.3 million, 2020: £117.0 million) in relation to right-of-use assets, £9.8 million (2021: £9.8 million, 2020: £79.7 million) of related property, plant and equipment and £nil (2021: £10.1 million, 2020: £nil) of other intangibles, arising from the Group's reassessment of its property requirements as a result of effective remote working practices during the Covid-19 pandemic and continued focus on campuses.

Auditors' remuneration:

	2022 £m	2021 £m	2020 £m
Fees payable to the Company's auditors for the audit of the Company and Group's annual accounts	**8.4**	7.1	6.4
Fees payable for the audit of the Company's subsidiaries	**28.5**	24.8	22.9
Fees payable to the auditors pursuant to legislation[1]	**36.9**	31.9	29.3
Audit-related services[2]	**0.4**	0.4	0.4
Other services[3]	**0.6**	1.4	0.7
Tax compliance services	**0.1**	–	0.1
Total other fees	**1.1**	1.8	1.2
Total fees	**38.0**	33.7	30.5

Notes

1. Includes fees in respect of the audit of internal control over financial reporting
2. Audit-related assurance services are in respect of the review of the interim financial information
3. Other services include audits for earnout purposes and other agreed upon procedures

4. (LOSS)/EARNINGS FROM ASSOCIATES – AFTER INTEREST AND TAX

(Loss)/earnings from associates – after interest and tax was a loss of £60.4 million in 2022, earnings of £23.8 million in 2021, and loss of £136.0 million in 2020. (Loss)/earnings from associates – after interest and tax includes £75.8 million (2021: £38.8 million, 2020: £54.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million, 2020: £89.3 million) within Kantar.

5. OUR PEOPLE

Our staff numbers averaged 114,129 for the year ended 31 December 2022 against 104,808 in 2021 and 104,163 in 2020. Their geographical distribution was as follows:

	2022	2021	2020
North America	23,740	21,764	21,524
United Kingdom	12,490	10,995	10,670
Western Continental Europe	22,717	21,514	21,551
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	55,182	50,535	50,418
	114,129	104,808	104,163

Their reportable segment distribution was as follows:

	2022	2021	2020
Global Integrated Agencies	97,288	89,701	88,406
Data Investment Management	–	–	1,341
Public Relations	8,125	7,121	6,810
Specialist Agencies	8,716	7,986	7,606
	114,129	104,808	104,163

At the end of 2022, staff numbers were 115,473 (2021: 109,382, 2020: 99,830).

Staff costs include:

	2022 £m	2021 £m	2020 £m
Wages and salaries	5,721.0	4,797.2	4,781.0
Cash-based incentive plans	292.6	455.2	110.7
Share-based incentive plans (note 23)	122.0	99.6	74.4
Social security costs	689.4	630.1	570.9
Pension costs (note 24)	204.8	177.7	171.7
Severance	44.2	41.8	68.2
Other staff costs[1]	1,091.8	965.1	779.6
	8,165.8	7,166.7	6,556.5

Note
[1] Freelance and temporary staff costs are included in other staff costs

Compensation for key management personnel includes:

	2022 £m	2021 £m	2020 £m
Short-term employee benefits	29.7	28.0	17.9
Pensions and other post-retirement benefits	1.1	0.9	1.0
Share-based payments	29.8	14.6	10.3
	60.6	43.5	29.2

Key management personnel comprises the Board and the Executive Committee. Further details of compensation for the Board are disclosed on pages 130 to 156.

6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS

Finance and investment income includes:

	2022 £m	2021 £m	2020 £m
Income from equity investments	24.5	17.9	8.7
Interest income	120.9	51.5	74.0
	145.4	69.4	82.7

Finance costs include:

	2022 £m	2021 £m	2020 £m
Net interest expense on pension plans	2.2	1.8	2.9
Interest on other long-term employee benefits	3.7	2.4	3.1
Interest expense and similar charges[1]	257.8	188.5	205.0
Interest expense related to lease liabilities	95.7	90.9	101.0
	359.4	283.6	312.0

Revaluation and retranslation of financial instruments include:

	2022 £m	2021 £m	2020 £m
Movements in fair value of treasury instruments	0.5	9.1	15.4
Premium on the early repayment of bonds	–	(13.0)	–
Revaluation of investments held at fair value through profit or loss	23.1	(7.5)	8.0
Revaluation of put options over non-controlling interests	27.9	(40.6)	12.3
Revaluation of payments due to vendors (earnout agreements)	26.2	(58.7)	13.4
Retranslation of financial instruments	(1.7)	22.9	(196.3)
	76.0	(87.8)	(147.2)

Note
[1] Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost

The majority of the Group's long-term debt is represented by $1,063 million of US dollar bonds at an average interest rate of 4.26%, €3,350 million of Eurobonds at an average interest rate of 2.20% and £650 million of Sterling bonds at an average interest rate of 3.21%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to nil (2021: nil).

Average borrowings under the Australian Dollar Revolving Credit Facilities amounted to nil (2021: A$52 million at an average rate of 1.89%).

Average borrowings under the US Commercial Paper Programme for 2022 amounted to $195 million at an average interest rate of 2.56% inclusive of margin (2021: nil).

Average borrowings under the Euro Commercial Paper Programme for 2022 amounted to £34 million at an average interest rate of 1.95% inclusive of currency swaps (2021: nil).

7. TAXATION

In 2022, the effective tax rate on reported profit/(loss) before taxation was 33.1% (2021: 24.2%, 2020: -4.6%).

The tax charge comprises:

	2022 £m	2021 £m	2020 £m
Corporation tax			
Current year	425.8	404.0	307.8
Prior years	(55.5)	(41.4)	(83.2)
	370.3	362.6	224.6
Deferred tax			
Current year	9.4	(131.0)	(80.2)
Prior years	4.7	(1.5)	(17.3)
	14.1	(132.5)	(97.5)
Tax charge	384.4	230.1	127.1

The corporation tax credit for prior years in 2022, 2021 and 2020 primarily comprises the release of a number of provisions following the resolution of tax matters in various countries.

The tax charge for the year can be reconciled to profit/(loss) before taxation in the consolidated income statement as follows:

	2022 £m	2021 £m	2020 £m
Profit/(loss) before taxation	1,159.8	950.8	(2,790.6)
Tax at the corporation tax rate of 19.0%[1]	220.4	180.7	(530.2)
Tax effect of earnings from associates	17.4	(13.3)	16.2
Irrecoverable withholding taxes	25.9	52.3	49.4
Tax effect of items that are not deductible in determining taxable profits	66.7	29.3	67.0
Tax effect of non-deductible goodwill impairment	7.2	0.6	542.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	94.3	81.2	92.7
Origination and reversal on unrecognised temporary differences	(1.1)	(36.3)	(29.3)
Tax losses not recognised or utilised in the year	9.8	7.4	21.1
Utilisation of tax losses not previously recognised	(5.4)	(5.1)	(1.7)
Net release of prior year provisions in relation to acquired businesses	(2.8)	(1.1)	(1.7)
Other prior year adjustments	(48.0)	(41.8)	(98.8)
Impact of deferred tax rate change	–	(23.8)	–
Tax charge	**384.4**	230.1	127.1
Effective tax rate on profit/(loss) before tax	**33.1%**	24.2%	(4.6%)

Note
1 As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2021: 19.0%, 2020: 19.0%)

FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

Following the enactment in 2021 of an increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the Group remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in the prior period.

TAX RISK MANAGEMENT
We look to maintain open and transparent relationships with the tax authorities in the jurisdictions in which we operate and relevant government representatives. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any

significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. ORDINARY DIVIDENDS
Amounts recognised as distributions to equity holders in the year:

Per share	2022	2021	2020	2022	2021	2020
	Pence per share			£m	£m	£m
2021 Final dividend	18.70p	14.00p	–	203.5	167.7	–
2022 Interim dividend	15.00p	12.50p	10.00p	161.9	147.0	122.0
	33.70p	26.50p	10.00p	365.4	314.7	122.0

Per ADR[1]	2022	2021	2020	2022	2021	2020
	Cents per ADR			$m	$m	$m
2021 Final dividend	128.63¢	89.85¢	–	280.0	215.3	–
2022 Interim dividend	92.72¢	85.98¢	64.18¢	200.1	202.2	156.6
	221.35¢	175.83¢	64.18¢	480.1	417.5	156.6

Proposed final dividend for the year ended 31 December 2022:

Per share	2022	2021	2020
	Pence per share		
Final dividend	24.40p	18.70p	14.00p

Per ADR[1]	2022	2021	2020
	Cents per share		
Final dividend	150.83¢	128.63¢	89.85¢

Note
1 These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2363 (2021: US$1.3757, 2020: US$1.2836). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

The payment of dividends will not have any tax consequences for the Group.

Final dividends are paid in the subsequent year to which they relate.

9. EARNINGS PER SHARE
BASIC EPS
The calculation of basic reported and headline EPS is as follows:

Continuing operations	2022	2021	2020
Reported earnings[1] (£m)	682.7	637.7	(2,971.6)
Headline earnings (£m) (page 216)	1,100.2	954.5	742.5
Weighted average shares used in basic EPS calculation (m)	1,097.9	1,194.1	1,223.0
Reported EPS	62.2p	53.4p	(243.0p)
Headline EPS	100.2p	79.9p	60.7p

Discontinued operations	2022	2021	2020
Reported earnings[1] (£m)	–	–	6.5
Weighted average shares used in basic EPS calculation (m)	–	–	1,223.0
Reported EPS	–	–	0.5p

Continuing and discontinued operations	2022	2021	2020
Reported earnings[1] (£m)	682.7	637.7	(2,965.1)
Weighted average shares used in basic EPS calculation (m)	1,097.9	1,194.1	1,223.0
Reported EPS	62.2p	53.4p	(242.5p)

Note
1 Reported earnings is equivalent to profit/(loss) for the year attributable to equity holders of the parent

9. EARNINGS PER SHARE CONTINUED
DILUTED EPS
The calculation of diluted reported and headline EPS is as follows:

Continuing operations	2022	2021	2020
Diluted reported earnings (£m)	**682.7**	637.7	(2,971.6)
Diluted headline earnings (£m)	**1,100.2**	954.5	742.5
Weighted average shares used in reported diluted EPS calculation (m)[1]	**1,116.4**	1,215.3	1,223.0
Weighted average shares used in headline diluted EPS calculation (m)	**1,116.4**	1,215.3	1,236.0
Diluted reported EPS	**61.2p**	52.5p	(243.0p)
Diluted headline EPS	**98.5p**	78.5p	60.1p

Discontinued operations	2022	2021	2020
Diluted reported earnings (£m)	**–**	–	6.5
Weighted average shares used in diluted EPS calculation (m)[1]	**–**	–	1,223.0
Diluted reported EPS	**–**	–	0.5p

Continuing and discontinued operations	2022	2021	2020[1]
Diluted reported earnings (£m)	**682.7**	637.7	(2,965.1)
Weighted average shares used in diluted EPS calculation (m)[1]	**1,116.4**	1,215.3	1,223.0
Diluted reported EPS	**61.2p**	52.5p	(242.5p)

Note
[1] The weighted average shares used in the basic EPS calculation for 2020 have also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. At 31 December 2022, options to purchase 19.7 million ordinary shares (2021: 7.2 million, 2020: 14.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2022 m	2021 m	2020 m
Weighted average shares used in basic EPS calculation	**1,097.9**	1,194.1	1,223.0
Dilutive share options outstanding	**0.7**	1.3	–
Other potentially issuable shares	**17.8**	19.9	13.0
Weighted average shares used in diluted EPS calculation	**1,116.4**	1,215.3	1,236.0

At 31 December 2022 there were 1,141,427,296 (2021: 1,224,459,550, 2020: 1,296,080,242) ordinary shares in issue, including 70,489,953 treasury shares (2021: 70,489,953, 2020: 70,748,100).

10. SOURCES OF FINANCE
The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares			Debt		
Analysis of changes in financing	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
Beginning of year	**697.1**	699.9	703.1	**4,441.7**	5,032.7	4,272.9
Ordinary shares issued	**1.2**	4.4	–	**–**	–	–
Share cancellations	**(8.3)**	(7.2)	(3.2)	**–**	–	–
Net (decrease)/increase in drawings on bank loans and corporate bonds	–	–	–	**(220.6)**	(397.1)	632.8
Amortisation of financing costs included in debt	–	–	–	**7.0**	8.1	7.5
Changes in fair value due to hedging arrangements	–	–	–	**–**	(2.5)	(1.4)
Other movements	–	–	–	**(0.2)**	(0.4)	(7.1)
Exchange adjustments	–	–	–	**237.2**	(199.1)	128.0
End of year	**690.0**	697.1	699.9	**4,465.1**	4,441.7	5,032.7

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement. Other liabilities from financing activities including lease liabilities and derivatives used for hedging debts are disclosed in note 13 and note 26, respectively.

SHARES
At 31 December 2022, the Company's share base was entirely composed of ordinary equity share capital and share premium of £690.0 million (2021: £697.1 million, 2020: £699.9 million), further details of which are disclosed in note 27.

DEBT
US$ bonds The Group has in issue $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €750 million of 3.0% bonds due November 2023, €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, and €600 million of 1.625% bonds due March 2030. In March 2022, €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR +0.45% were repaid.

Sterling bonds The Group has in issue £250 million of 3.750% bonds due May 2032 and £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026, signed in November 2021. The Group's borrowings under these facilities, which are drawn down predominantly in pounds sterling, averaged nil in 2022 (2021: nil, 2020: nil).

In May 2021, the Group's subsidiary, WPP AUNZ, repaid in full its A$150 million Revolving Credit Facility due August 2021, and its A$270 million Revolving Credit Facility due August 2023. The Group's borrowings under the Australian dollar facilities, which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of nil in 2022 (2021: A$52 million, 2020: A$151 million).

The Group had available undrawn committed credit facilities of £2,069.0 million at 31 December 2022 (2021: £1,847.5 million, 2020: £2,023.2 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

During 2022, all covenants have been complied with and based on current forecasts it is expected that such covenants will continue to be complied with for the foreseeable future.

The $2.5 billion Revolving Credit Facility, due March 2026, includes terms which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

COMMERCIAL PAPER PROGRAMMES
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper outstanding in 2022 was $195 million (2021: nil, 2020: $2 million). The average Euro commercial paper outstanding in 2022 was €34 million (2021: nil, 2020: nil) inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2022.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2022 £m	2021 £m	2020 £m
Within one year	(791.6)	(326.8)	(182.2)
Between one and two years	(724.3)	(745.4)	(725.6)
Between two and three years	(524.2)	(646.5)	(795.7)
Between three and four years	(740.3)	(492.8)	(649.1)
Between four and five years	(719.9)	(698.0)	(528.2)
Over five years	(1,963.7)	(2,546.3)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	**(5,464.0)**	**(5,455.8)**	**(6,267.9)**
Short-term overdrafts – within one year	(505.7)	(342.3)	(8,562.0)
Future anticipated cash flows	**(5,969.7)**	**(5,798.1)**	**(14,829.9)**
Effect of discounting/financing rates	998.9	1,014.1	1,235.2
Debt financing	**(4,970.8)**	**(4,784.0)**	**(13,594.7)**
Cash and short-term deposits	2,491.5	3,882.9	12,899.1
Adjusted net debt	**(2,479.3)**	**(901.1)**	**(695.6)**

Analysis of fixed and floating rate debt by currency including the effect of cross-currency swaps:

2022	£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency				
$ – fixed	1,379.5	4.18	n/a	60
£ – fixed	1,094.1	2.97	n/a	143
€ – fixed	2,080.6	2.21	n/a	55
– floating	–	n/a	EURIBOR	–
Other	(89.1)	n/a	n/a	n/a
	4,465.1			

2021	£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency				
$ – fixed	1,231.8	4.18	n/a	72
£ – fixed	1,094.1	2.97	n/a	155
€ – fixed	1,976.0	2.04	n/a	69
– floating	210.2	n/a	EURIBOR	3
Other	(70.4)	n/a	n/a	n/a
	4,441.7			

2020	£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency				
$ – fixed	1,585.1	4.06	n/a	70
£ – fixed	1,094.1	3.21	n/a	167
€ – fixed	2,104.6	2.20	n/a	79
– floating	223.9	n/a	EURIBOR	15
Other	25.0	n/a	n/a	n/a
	5,032.7			

Note
1 Weighted average

The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

2022	Financial liabilities Payable £m	Receivable £m	Financial assets Payable £m	Receivable £m
Within one year	1,186.3	1,126.2	347.1	345.7
Between one and two years	–	–	11.6	6.2
Between two and three years	–	–	449.8	461.8
	1,186.3	**1,126.2**	**808.5**	**813.7**

2021	Financial liabilities Payable £m	Receivable £m	Financial assets Payable £m	Receivable £m
Within one year	185.8	173.7	581.1	582.5
Between one and two years	551.4	521.1	30.0	30.4
Between two and three years	11.6	6.0	–	–
Between three and four years	449.8	445.6	–	–
	1,198.6	1,146.4	611.1	612.9

2020	Financial liabilities Payable £m	Receivable £m	Financial assets Payable £m	Receivable £m
Within one year	201.7	195.4	102.3	98.2
Between one and two years	11.6	6.2	17.8	13.6
Between two and three years	41.9	35.7	449.2	461.2
Between three and four years	11.6	6.3	–	–
Between four and five years	449.8	466.3	–	–
	716.6	709.9	569.3	573.0

10. SOURCES OF FINANCE CONTINUED
ANALYSIS OF CHANGE IN FINANCING ACTIVITIES (INCLUSIVE OF LEASES)

The table below details changes arising from financing activities, including both cash and non-cash changes.

2022	Opening balance £m	Cash flow £m	Acquisition of subsidiaries £m	Foreign exchange £m	Interest and Other £m	Closing balance £m
Borrowings (excluding lease liabilities) (note 10, 11, 21 and 26)[1]	4,441.7	(220.6)	–	237.2	6.8	4,465.1
Derivatives (note 18, 19 and 20)	50.6	–	–	6.4	(4.7)	52.3
Lease liabilities (note 13)[2]	2,041.8	(402.0)	0.1	145.8	424.9	2,210.6
Share repurchase commitments (note 19)[3]	211.7	(211.7)	–	–	–	–
Liabilities from financing activities	**6,745.8**	**(834.3)**	**0.1**	**389.4**	**427.0**	**6,728.0**
Cash and short-term deposits (note 11 and 26)	(3,882.9)	1,494.4	(38.8)	(64.2)	–	(2,491.5)
Bank overdrafts	342.3	163.4	–	–	–	505.7
	3,205.2	**823.5**	**(38.7)**	**325.2**	**427.0**	**4,742.2**
2021						
Borrowings (excluding lease liabilities) (note 10, 11, 21 and 26)[1]	5,032.7	(397.1)	–	(199.1)	5.2	4,441.7
Derivatives (note 18, 19 and 20)	3.2	–	–	47.0	0.4	50.6
Lease liabilities (note 13)[2]	2,156.3	(409.1)	34.2	(23.3)	283.7	2,041.8
Share repurchase commitments (note 19)[3]	–	–	–	–	211.7	211.7
Liabilities from financing activities	7,192.2	(806.2)	34.2	(175.4)	501.0	6,745.8
Cash and short-term deposits (note 11 and 26)	(12,899.1)	8,883.8	2.3	130.1	–	(3,882.9)
Bank overdrafts	8,562.0	(8,219.7)	–	–	–	342.3
	2,855.1	(142.1)	36.5	(45.3)	501.0	3,205.2

Notes

1 Borrowings includes: bonds and bank loans. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs

2 Repayment of lease liabilities includes £92.4 million (2021: £88.4 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 11). Interest and other within lease liabilities comprises interest on leases as well as the lease liability additions and disposals as disclosed in note 13

3 The cash flow of £211.7 million related to share repurchase commitments is included within the £862.7 million of total share repurchase and buybacks (note 11)

11. ANALYSIS OF CASH FLOWS

The following tables analyse the items included within the main cash flow headings on page 168.

Net cash from operating activities:

	2022 £m	2021 £m	2020 £m
Profit/(loss) for the year	**775.4**	720.7	(2,901.3)
Taxation	**384.4**	230.1	129.3
Revaluation and retranslation of financial instruments	**(76.0)**	87.8	147.2
Finance costs	**359.4**	283.6	312.3
Finance and investment income	**(145.4)**	(69.4)	(82.8)
Loss/(earnings) from associates – after interest and tax	**60.4**	(23.8)	136.0
Gain on sale of discontinued operations	**–**	–	(10.0)
Attributable tax expense on sale of discontinued operations	**–**	–	1.9
Operating profit/(loss) of continuing and discontinued operations	**1,358.2**	1,229.0	(2,267.4)
Adjustments for			
Non-cash share-based incentive plans (including share options)	**122.0**	99.6	74.4
Depreciation of property, plant and equipment	**166.9**	151.2	174.8
Depreciation of right-of-use assets	**262.2**	272.9	331.9
Impairment charges included within restructuring costs[1]	**72.3**	39.2	196.7
Goodwill impairment	**37.9**	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	**62.1**	97.8	89.1
Amortisation of other intangible assets	**21.9**	19.9	35.2
Investment and other impairment charges/ (reversals)	**48.0**	(42.4)	296.2
Losses/(gains) on disposal of investments and subsidiaries	**36.3**	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	**(66.5)**	–	(0.6)
(Gains)/losses on sale of property, plant and equipment	**(6.4)**	(1.3)	0.3
Operating cash flow before movements in working capital and provisions	**2,114.9**	1,878.3	1,745.7
(Increase)/decrease in trade receivables and accrued income	**(498.6)**	(458.9)	585.2
Increase in trade payables and deferred income	**170.6**	777.8	195.0
(Increase)/decrease in other receivables	**(154.1)**	(120.0)	123.3
(Decrease)/increase in other payables – short-term	**(259.6)**	547.0	(36.6)
Decrease in other payables – long-term	**(67.0)**	(11.0)	(44.3)
(Decrease)/increase in provisions	**(38.0)**	(32.9)	15.6
Cash generated by operations	**1,268.2**	2,580.3	2,583.9
Corporation and overseas tax paid	**(390.9)**	(391.1)	(371.5)
Payment on early settlement of bonds	**–**	(13.0)	–
Interest and similar charges paid	**(210.2)**	(173.7)	(173.9)
Interest paid on lease liabilities	**(92.4)**	(88.4)	(98.5)
Interest received	**88.9**	47.5	73.6
Investment income	**24.5**	17.8	8.7
Dividends from associates	**37.6**	53.4	32.5
Earnout payments recognised in operating activities[2]	**(24.8)**	(3.8)	(4.2)
Net cash inflow from operating activities	**700.9**	2,029.0	2,050.6

Notes
1. Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets
2. Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities

Acquisitions and disposals:

	2022 £m	2021 £m	2020 £m
Initial cash consideration	**(218.3)**	(227.6)	(32.8)
Cash and cash equivalents acquired	**38.8**	(2.3)	–
Earnout payments[1]	**(46.6)**	(53.2)	(111.0)
Purchase of other investments (including associates)	**(10.1)**	(99.2)	(30.4)
Acquisitions	**(236.2)**	(382.3)	(174.2)
Proceeds on disposal of investments and subsidiaries[2]	**50.1**	51.9	320.0
Cash and cash equivalents disposed	**(12.4)**	(23.6)	(47.7)
Disposals of investments and subsidiaries	**37.7**	28.3	272.3
Cash consideration received from non-controlling interests	**–**	39.5	–
Cash consideration for purchase of non-controlling interests	**(84.2)**	(135.0)	(80.6)
Cash consideration for non-controlling interests	**(84.2)**	(95.5)	(80.6)
Net acquisition payments and disposal proceeds	**(282.7)**	(449.5)	17.5

Notes
1. Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities
2. Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates

Share repurchases and buybacks:

	2022 £m	2021 £m	2020 £m
Purchase of own shares by ESOP Trusts	**(55.3)**	(89.2)	(5.1)
Shares purchased into treasury for cancellation	**(807.4)**	(729.3)	(285.1)
Net cash outflow	**(862.7)**	(818.5)	(290.2)

Proceeds from issue of bonds:

	2022 £m	2021 £m	2020 £m
Proceeds from issue of €750 million bonds	**–**	–	665.5
Proceeds from issue of £250 million bonds	**–**	–	250.0
Net cash inflow	**–**	–	915.5

Repayment of borrowings:

	2022 £m	2021 £m	2020 £m
Decrease in drawings on bank loans	**(11.3)**	(36.3)	(59.6)
Repayment of $500 million bonds	**–**	(360.8)	–
Repayment of €250 million bonds	**(209.3)**	–	(223.1)
Net cash outflow	**(220.6)**	(397.1)	(282.7)

Cash and cash equivalents:

	2022 £m	2021 £m	2020 £m
Cash at bank and in hand	**2,271.6**	2,776.6	10,075.0
Short-term bank deposits	**219.9**	1,106.3	2,824.1
Overdrafts[1]	**(505.7)**	(342.3)	(8,562.0)
	1,985.8	3,540.6	4,337.1

Note
1. Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. On 5 December 2019 the first stage of the transaction completed, consisting of approximately 90% of the Kantar group, with consideration of £2,140.2 million after tax and disposal costs. The sale involved the Group disposing of the Kantar business and holding 40% equity stakes post-transaction which are treated as associates. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. In 2020, the remaining stages of the transaction completed with total consideration of £236.1 million after tax and disposal costs. This generated a pre-tax gain of £10.0 million and a tax charge of £1.9 million.

The Kantar group is classified as a discontinued operation in 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

	2020 £m
Revenue	107.4
Costs of services	(92.3)
Gross profit	15.1
General and administrative costs	(4.4)
Operating profit	10.7
Profit before interest and taxation	10.7
Finance and investment income	0.1
Finance costs	(0.3)
Profit before taxation	10.5
Attributable tax expense	(2.2)
Profit after taxation	8.3
Gain on sale of discontinued operations	10.0
Attributable tax expense on sale of discontinued operations	(1.9)
Net gain attributable to discontinued operations	16.4
Attributable to	
Equity holders of the parent	6.5
Non-controlling interests[1]	9.9
	16.4

Note
[1] In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56% owned subsidiary of the Group

For the year ended 31 December 2020, the Kantar group contributed £30.8 million to the Group's net operating cash flows, paid £0.9 million in respect of investing activities and paid £0.7 million in respect of financing activities.

The gain on sale of discontinued operations disposed by 31 December 2020 is calculated as follows:

	2020 £m
Intangible assets (including goodwill)	162.5
Property, plant and equipment	15.1
Right-of-use assets	27.2
Interests in associates and joint ventures	4.6
Deferred tax assets	6.1
Corporate income tax recoverable	16.9
Trade and other receivables	170.3
Cash and cash equivalents	32.2
Trade and other payables	(141.6)
Corporate income tax payable	(5.6)
Lease liabilities	(23.2)
Deferred tax liabilities	(1.3)
Provisions for post-employment benefits	(7.9)
Provisions for liabilities and charges	(0.6)
Net assets	254.7
Non-controlling interests	(6.1)
Net assets excluding non-controlling interests	248.6
Consideration received in cash and cash equivalents	240.9
Transaction costs	(4.5)
Deferred consideration[1]	1.6
Total consideration received	238.0
Loss on sale before exchange adjustments	(10.6)
Exchange adjustments recycled to the income statement	20.6
Gain on sale of discontinued operation	10.0

Note
[1] Deferred consideration in 2020 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future. The conditions expected to be met in the future include the settlement of ongoing legal cases, realisation of the value of certain investments and the utilisation of certain tax losses and allowances. There was uncertainty at the date of disposal in regard to the ultimate resolution of these items and estimates of amounts due to be received were required to be made; there were no individually material estimates. Future services provided by the Group to Kantar arose through the negotiation of Transition Service Arrangements, as is customary for a disposal of this magnitude. The Group will support Kantar for a period of up to four years, primarily in the area of IT, on terms which are favourable to the disposal group. As such, an element of consideration has been deferred and will be recognised as the services are provided

13. LEASES

The movements in 2022 and 2021 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2021	1,461.8	42.7	1,504.5
Additions	264.6	17.2	281.8
Transfers to net investment in subleases	(26.9)	–	(26.9)
Disposals	(53.6)	(1.3)	(54.9)
Depreciation of right-of-use assets	(254.7)	(18.2)	(272.9)
Impairment charges included within restructuring costs	(18.9)	(0.4)	(19.3)
Other reversals	6.8	–	6.8
Exchange adjustments	(22.1)	(1.9)	(24.0)
31 December 2021	1,357.0	38.1	1,395.1
Additions	363.8	23.8	387.6
Transfers to net investment in subleases	(7.0)	–	(7.0)
Disposals	(42.2)	(0.8)	(43.0)
Depreciation of right-of-use assets	(245.3)	(16.9)	(262.2)
Impairment charges included within restructuring costs	(33.3)	(0.2)	(33.5)
Exchange adjustments	89.2	2.3	91.5
31 December 2022	**1,482.2**	**46.3**	**1,528.5**

Note
1   For the years ended 31 December 2022 and 2021, the Company has £18.5 million and £38.5 million of right-of-use assets that are classified as investment property, respectively

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2021	2,111.8	44.5	2,156.3
Additions	277.0	16.1	293.1
Interest expense related to lease liabilities	89.7	1.2	90.9
Disposals	(64.2)	(1.9)	(66.1)
Repayment of lease liabilities (including interest)	(390.6)	(18.5)	(409.1)
Exchange adjustments	(21.2)	(2.1)	(23.3)
31 December 2021	2,002.5	39.3	2,041.8
Additions	353.6	23.7	377.3
Interest expense related to lease liabilities	94.2	1.5	95.7
Disposals	(46.1)	(1.9)	(48.0)
Repayment of lease liabilities (including interest)	(385.6)	(16.4)	(402.0)
Exchange adjustments	143.6	2.2	145.8
31 December 2022	**2,162.2**	**48.4**	**2,210.6**

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2022 £m	2021 £m	2020 £m
Depreciation of right-of-use assets:			
Land and buildings	**(245.3)**	(254.7)	(312.1)
Plant and machinery	**(16.9)**	(18.2)	(19.8)
Impairment charges	**(33.5)**	(12.5)	(125.1)
Short-term lease expense	**(20.2)**	(18.0)	(36.7)
Low-value lease expense	**(1.9)**	(2.3)	(2.3)
Variable lease expense	**(57.3)**	(56.2)	(65.4)
Sublease income	**18.6**	17.3	25.3
Charge to operating profit	**(356.5)**	(344.6)	(536.1)
Interest expense related to lease liabilities	**(95.7)**	(90.9)	(101.0)
Charge to profit before taxation for leases	**(452.2)**	(435.5)	(637.1)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2022 and 2021 were as follows:

	2022 £m	2021 £m
Within one year	**379.1**	369.7
Between one and two years	**337.7**	321.9
Between two and three years	**293.0**	273.7
Between three and four years	**252.3**	229.1
Between four and five years	**234.8**	199.1
Over five years	**1,328.5**	1,227.1
	2,825.4	2,620.6
Effect of discounting	**(614.8)**	(578.8)
Lease liability at end of year	**2,210.6**	2,041.8
Short-term lease liability	**282.4**	279.7
Long-term lease liability	**1,928.2**	1,762.1

The total committed future cash flows for leases not yet commenced at 31 December 2022 is £440.0 million.

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 25 for management of liquidity risk.

14. INTANGIBLE ASSETS
GOODWILL
The movements in 2022 and 2021 were as follows:

	£m
Cost	
1 January 2021	10,807.3
Additions[1]	335.8
Disposals	(5.4)
Exchange adjustments	(146.7)
31 December 2021	10,991.0
Additions[1]	262.6
Disposals	–
Exchange adjustments	891.0
31 December 2022	**12,144.6**
Accumulated impairment losses and write-downs	
1 January 2021	3,418.5
Impairment losses for the year	1.8
Exchange adjustments	(41.6)
31 December 2021	3,378.7
Impairment losses for the year	37.9
Exchange adjustments	274.6
31 December 2022	**3,691.2**
Net book value	
31 December 2022	**8,453.4**
31 December 2021	7,612.3
1 January 2021	7,388.8

Note
1   Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented

14. INTANGIBLE ASSETS CONTINUED
OTHER INTANGIBLE ASSETS
The movements in 2022 and 2021 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost				
1 January 2021	1,071.9	1,569.7	300.3	2,941.9
Additions	–	–	29.9	29.9
Disposals	–	(7.3)	(44.6)	(51.9)
New acquisitions	–	97.7	–	97.7
Other movements[1]	–	–	3.9	3.9
Exchange adjustments	(4.6)	(15.7)	(1.4)	(21.7)
31 December 2021	1,067.3	1,644.4	288.1	2,999.8
Additions	–	–	14.9	14.9
Disposals	–	(4.7)	(59.2)	(63.9)
New acquisitions	–	46.5	1.2	47.7
Other movements[1]	–	9.3	0.8	10.1
Exchange adjustments	98.7	131.6	34.7	265.0
31 December 2022	**1,166.0**	**1,827.1**	**280.5**	**3,273.6**
Amortisation and impairment				
1 January 2021	12.8	1,329.2	210.6	1,552.6
Charge for the year	43.8	53.5	19.9	117.2
Impairment charges included within restructuring costs	–	–	10.1	10.1
Disposals	–	(3.5)	(24.5)	(28.0)
Other movements	–	–	(1.5)	(1.5)
Exchange adjustments	0.2	(8.2)	(2.1)	(10.1)
31 December 2021	56.8	1,371.0	212.5	1,640.3
Charge for the year	–	61.9	21.9	83.8
Intangible asset impairment	–	–	29.0	29.0
Disposals	–	(4.4)	(59.4)	(63.8)
Exchange adjustments	5.8	109.9	16.7	132.4
31 December 2022	**62.6**	**1,538.4**	**220.7**	**1,821.7**
Net book value				
31 December 2022	**1,103.4**	**288.7**	**59.8**	**1,451.9**
31 December 2021	1,010.5	273.4	75.6	1,359.5
1 January 2021	1,059.1	240.5	89.7	1,389.3

Note
1 Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life	
	2022 £m	2021 £m	**2022 £m**	2021 £m
GroupM	**3,178.3**	2,982.5	–	–
Wunderman Thompson	**1,210.8**	997.3	**442.0**	405.1
Ogilvy	**849.8**	784.4	**222.8**	205.0
VMLY&R	**776.0**	675.6	**207.6**	189.8
Burson Cohn & Wolfe	**646.0**	585.7	**140.5**	128.4
AKQA Group	**628.7**	570.2	–	–
FGS Global	**451.8**	393.2	–	–
Landor Group	**106.5**	97.1	**55.7**	50.7
Other	**605.5**	526.3	**34.8**	31.5
	8,453.4	7,612.3	**1,103.4**	1,010.5

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2022 include brand names of £142.3 million (2021: £137.4 million), customer-related intangibles of £120.3 million (2021: £110.4 million), and other assets (including proprietary tools) of £26.1 million (2021: £25.6 million).

The total amortisation and impairment of acquired intangible assets of £61.9 million (2021: £97.3 million) includes an impairment charge in the year of £1.4 million (2021: £47.9 million) in regards to certain brand names in the Global Integrated Agencies segment that are no longer in use. In 2021, £43.8 million of the impairment charge related to brands with an indefinite useful life. In 2021, £45.1 million of the impairment charge related to the Global Integrated Agencies segment and £2.8 million related to the Specialist Agencies segment. In addition, the total amortisation and impairment of acquired intangible assets includes £0.2 million (2021: £0.5 million) in relation to associates.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. A goodwill impairment charge of £37.9 million (2021: £1.8 million) was recognised during the year due to a number of underperforming businesses in the Group. This year, £34.2 million of the impairment charge related to the Specialist Agencies segment and £3.7 million related to the Public Relations segment. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the "recoverable amount", defined as the higher of fair value less costs of disposal and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2022 and/or 2023, nil growth rate thereafter (2021: nil) and a conservative pre-tax discount rate of 15.5% (2021: 13.5%). The pre-tax discount rate of 15.5% was above the rate calculated for the global networks of 14.5% (2021: 12.5%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 15.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2021: 2.0%, 2020: 2.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

The long-term growth rate is derived from management's best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2022, we have assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2021: 2.0%, 2020: 2.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 14.5% (2021: 12.5%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 14.0% (2021: 11.3%) to 22.6% (2021: 18.4%).

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to revenue less passthrough costs growth and operating margins. The key assumptions take account of the business's expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one or more of our companies, such as the impact of Covid-19 or the loss of a significant client. As a result, changes in the assumptions used in our impairment model have generally not had a significant effect on the impairment charges recognised. The average operating margins used in the five-year projection period for CGUs with significant goodwill and brands with an indefinite useful life ranged from 12.8% to 23.6%. Wunderman Thompson's recoverable amount exceeded its carrying value by £105.5 million and is the only CGU with significant goodwill and brands with an indefinite useful life that is sensitive to changes in the key assumptions used in determining the recoverable amount. Holding other assumptions constant, the carrying value would be greater than its recoverable amount if the average operating margin decreased by 0.8% or the discount rate increased by 0.7%. Wunderman Thompson is not sensitive to a reasonably possible change in revenue less pass-through costs growth. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

IMPAIRMENTS IN 2020

In 2020, £2,822.9 million of impairment charges were incurred. The impairments related to historical acquisitions whose carrying values were reassessed in light of the impact of Covid-19. The impairments were driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. By operating sector, £2,355.1 million of the impairment charge related to Global Integrated Agencies, £161.5 million related to Public Relations and £306.3 million related to Specialist Agencies.

As noted above, the impairment review is undertaken annually on 30 September. Given the Covid-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group also performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. Given the continued impact of Covid-19, an additional impairment test was performed as of 31 December 2020.

In developing the cash flows for the 2020 impairment tests, we considered the impact of the Covid-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 and/or 2021 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-Covid-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5%. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 18.6% for the 30 June 2020 test, 11.3% to 14.4% for the 30 September 2020 test, and 11.2% to 13.6% for the 31 December 2020 test.

As part of the overall effort to simplify operations and become more client-centric, certain operations were realigned between the various networks. These realignments were reflected in the CGUs being tested. The most significant of these for the 30 June 2020 test included the treatment of Landor and Fitch as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R; and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions.

Subsequent realignments to improve the operational synergies and regional offers were reflected in the September and December tests including the shift of certain Latin American and European operations between Wunderman Thompson, VMLY&R and GroupM; and the transfer of certain Asian operations to VMLY&R that previously operated independently from a network.

The transfers of carrying value between CGUs were determined on a relative value basis. These realignments did not have a significant impact on the impairment figures recognised. The CGUs with significant impairments of goodwill as at 31 December 2020 are set out in the below table with the recoverable amount determined as of the December 2020 test.

	Operating Sector	Recoverable amount 2020 £m	Goodwill impairment charge 2020 £m
Wunderman Thompson	Global Integrated Agencies	1,956.8	1,207.5
VMLY&R	Global Integrated Agencies	1,075.7	516.9
Burson Cohn & Wolfe	Public Relations	790.2	144.8
Geometry Global	Global Integrated Agencies	164.4	305.8
Landor & Fitch	Specialist Agencies	177.6	185.4
Other		1,409.5	462.5
		5,574.2	2,822.9

15. PROPERTY, PLANT AND EQUIPMENT

The movements in 2022 and 2021 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost						
1 January 2021	34.3	39.6	1,052.5	189.3	381.7	1,697.4
Additions	14.3	8.9	134.5	31.5	74.0	263.2
New acquisitions	–	–	1.5	1.3	1.2	4.0
Disposals	(0.1)	(0.6)	(108.3)	(60.0)	(56.4)	(225.4)
Exchange adjustments	(5.3)	13.5	(5.2)	(12.6)	(8.7)	(18.3)
31 December 2021	43.2	61.4	1,075.0	149.5	391.8	1,720.9
Additions	13.8	0.1	75.8	32.1	86.6	208.4
New acquisitions	–	–	0.5	0.2	0.6	1.3
Disposals	(0.1)	(8.3)	(62.1)	(40.0)	(72.1)	(182.6)
Exchange adjustments	(16.9)	39.3	89.7	23.0	39.8	174.9
31 December 2022	**40.0**	**92.5**	**1,178.9**	**164.8**	**446.7**	**1,922.9**
Depreciation and impairment						
1 January 2021	–	2.3	510.4	106.9	286.9	906.5
Charge for the year	–	1.0	66.5	27.6	56.1	151.2
Impairment charges included within restructuring costs	–	–	7.1	1.8	0.9	9.8
Disposals	–	–	(108.2)	(55.9)	(55.1)	(219.2)
Exchange adjustments	–	(0.6)	(6.2)	(8.5)	(8.5)	(23.8)
31 December 2021	–	2.7	469.6	71.9	280.3	824.5
Charge for the year	–	0.7	74.0	26.5	65.7	166.9
Impairment charges included within restructuring costs	–	–	9.1	0.6	0.1	9.8
Disposals	–	(1.7)	(63.5)	(36.7)	(71.1)	(173.0)
Exchange adjustments	–	0.3	43.2	17.5	33.0	94.0
31 December 2022	**–**	**2.0**	**532.4**	**79.8**	**308.0**	**922.2**
Net book value						
31 December 2022	**40.0**	**90.5**	**646.5**	**85.0**	**138.7**	**1,000.7**
31 December 2021	43.2	58.7	605.4	77.6	111.5	896.4
1 January 2021	34.3	37.3	542.1	82.4	94.8	790.9

At 31 December 2022, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £128.2 million (2021: £107.3 million).

16. INTERESTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

The movements in 2022 and 2021 were as follows:

	Interests in associates and joint ventures £m	Other investments £m
1 January 2021	330.7	387.3
Additions	93.6	5.9
Earnings from associates – after interest and tax	23.8	–
Share of other comprehensive income of associate undertakings	13.5	–
Dividends	(53.4)	–
Other movements	(0.2)	–
Exchange adjustments	(22.5)	–
Disposals	(4.8)	(31.9)
Reclassification from subsidiaries	4.2	–
Revaluation of other investments through profit or loss	–	(7.5)
Revaluation of other investments through other comprehensive income	–	(35.5)
Amortisation of other intangible assets	(0.5)	–
Reversal of write-downs	28.5	–
31 December 2021	**412.9**	**318.3**
Additions	4.4	5.1
Loss from associates – after interest and tax	(60.4)	–
Share of other comprehensive income of associate undertakings	51.2	–
Dividends	(37.6)	–
Other movements	2.9	–
Exchange adjustments	17.1	–
Disposals	(9.6)	(16.0)
Reclassification to subsidiaries	(5.9)	–
Reclassification from associates to other investments	(22.5)	61.6
Revaluation of other investments through profit or loss	–	23.1
Revaluation of other investments through other comprehensive income	–	(22.3)
Amortisation of other intangible assets	(0.2)	–
Write-downs	(47.2)	–
31 December 2022	**305.1**	**369.8**

Interests in joint ventures are immaterial and none of the Group's associates are individually material at 31 December 2022.

The investments included above as "other investments" represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of information from outside sources.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

AGGREGATE INFORMATION OF ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL

The following table presents a summary of the aggregate financial performance of the Group's associate undertakings and joint ventures.

	2022 **£m**	2021 £m	2020 £m
(Loss)/earnings from associates – after interest and tax (note 4)	**(60.4)**	23.8	(136.0)
Share of other comprehensive income/(loss) of associate undertakings	**51.2**	13.5	(61.5)
Share of total comprehensive (loss)/ income of associate undertakings	**(9.2)**	37.3	(197.5)

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

As at 31 December 2021, the cumulative share of unrecognised losses in relation to Imagina, an associate in Spain with the investment carrying value reduced to zero, were £23.0 million. In 2022, the Group partially disposed of its investment in Imagina in Spain resulting in its reclassification from interests in associates to other investments (within the scope of IFRS 9) designated as fair value through other comprehensive income. Refer to note 26 for further details on financial instruments held at fair value though other comprehensive income.

In the year ended 31 December 2022, share of losses of £29.5 million for the US and £33.8 million for the Rest of World were not recognised in relation to Kantar as the investment was reduced to zero.

At 31 December 2022, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £3.2 million (2021: £5.4 million).

17. DEFERRED TAX

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

– the future earnings potential determined through the use of internal forecasts
– the cumulative losses in recent years
– the various jurisdictions in which the potential deferred tax assets arise
– the history of losses carried forward and other tax assets expiring

– the timing of future reversal of taxable temporary differences
– the expiry period associated with the deferred tax assets
– the nature of the income that can be used to realise the deferred tax asset

If it is probable that some portion of these assets will not be realised, no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2022 £m	Offset 2022 £m	As reported 2022 £m	Gross 2021 £m	Offset 2021 £m	As reported 2021 £m
Deferred tax assets	588.8	(266.7)	**322.1**	565.0	(223.5)	341.5
Deferred tax liabilities	(617.5)	266.7	**(350.8)**	(536.0)	223.5	(312.5)
	(28.7)	–	**(28.7)**	29.0	–	29.0

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2022 and 2021:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Property, plant and equipment £m	Tax losses and credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2021	49.5	109.5	57.9	80.9	90.3	21.4	56.4	11.6	477.5
Acquisition of subsidiaries	–	–	–	–	–	–	–	0.9	0.9
Credit/(charge) to income	58.2	0.3	1.2	(15.9)	19.7	9.9	9.1	(1.6)	80.9
Charge to other comprehensive income	–	–	(3.0)	–	–	–	–	–	(3.0)
Credit to equity	–	–	–	–	–	11.9	–	–	11.9
Exchange differences and other movements	0.8	(3.6)	(2.7)	3.0	0.5	0.3	(4.4)	2.9	(3.2)
31 December 2021	108.5	106.2	53.4	68.0	110.5	43.5	61.1	13.8	565.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	1.1	1.1
(Charge)/credit to income	(38.7)	3.3	(2.9)	(10.0)	5.0	1.3	21.2	(14.2)	(35.0)
Charge to other comprehensive income	–	–	(7.0)	–	–	–	–	–	(7.0)
Charge to equity	–	–	–	–	–	(15.5)	–	–	(15.5)
Exchange differences and other movements	4.5	10.6	4.5	43.6	7.0	3.0	2.3	4.7	80.2
31 December 2022	**74.3**	**120.1**	**48.0**	**101.6**	**122.5**	**32.3**	**84.6**	**5.4**	**588.8**

Other temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2022 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2022 and 2021:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant and equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2021	326.8	58.0	123.1	–	35.8	25.0	568.7
Acquisition of subsidiaries	22.5	–	–	–	–	–	22.5
(Credit)/charge to income	(19.5)	(21.4)	8.2	–	(35.5)	16.6	(51.6)
Exchange differences and other movements	(4.7)	0.2	1.9	–	(0.3)	(0.7)	(3.6)
31 December 2021	325.1	36.8	133.2	–	–	40.9	536.0
Acquisition of subsidiaries	15.1	–	–	–	–	–	15.1
(Credit)/charge to income	(12.4)	(3.5)	19.7	(14.2)	–	(10.5)	(20.9)
Charge to other comprehensive income	–	–	–	–	–	0.4	0.4
Exchange differences and other movements	24.8	3.2	20.5	37.2	–	1.2	86.9
31 December 2022	**352.6**	**36.5**	**173.4**	**23.0**	**–**	**32.0**	**617.5**

Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2022 the balance related to temporary differences in relation to unremitted earnings of subsidiaries, unremitted earnings of associates and other temporary differences.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £7,667.4 million (2021: £6,961.4 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,259.7 million (2021: £2,259.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £5,407.7 million (2021: £4,702.2 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £60.3 million (2021: £63.8 million) that will expire within one to ten years, and £5,138.1 million (2021: £4,457.3 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,346.1 million (2021: £1,385.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

18. TRADE AND OTHER RECEIVABLES

The following are included in trade and other receivables:

	2022 £m	2021 £m
Amounts falling due within one year		
Trade receivables (net of loss allowance)	**7,403.9**	6,600.5
Work in progress	**352.4**	254.0
VAT and sales taxes recoverable	**448.1**	350.3
Prepayments	**236.6**	215.3
Accrued income	**3,468.3**	3,435.7
Fair value of derivatives	**5.1**	2.5
Other debtors	**585.3**	504.0
	12,499.7	11,362.3

The ageing of trade receivables and other financial assets by due date is as follows:

			Days past due				
2022	Carrying amount at 31 December 2022 £m	Not past due £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	7,475.4	6,386.5	706.4	247.1	66.8	23.5	45.1
Loss allowance	(71.5)	(1.6)	(5.8)	(6.6)	(6.6)	(13.3)	(37.6)
	7,403.9	6,384.9	700.6	240.5	60.2	10.2	7.5
Gross accrued income	3,485.6	2,027.0	603.8	450.5	376.8	27.5	–
Loss allowance	(17.3)	(0.1)	(0.2)	(0.1)	(16.9)	–	–
	3,468.3	2,026.9	603.6	450.4	359.9	27.5	–
Other financial assets	612.0	538.8	31.2	6.1	1.0	6.2	28.7
	11,484.2	**8,950.6**	**1,335.4**	**697.0**	**421.1**	**43.9**	**36.2**

			Days past due				
2021	Carrying amount at 31 December 2021 £m	Not past due £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Gross trade receivables	6,671.0	5,755.6	589.8	194.4	64.0	10.6	56.6
Loss allowance	(70.5)	(2.3)	(0.2)	(1.9)	(7.5)	(4.9)	(53.7)
	6,600.5	5,753.3	589.6	192.5	56.5	5.7	2.9
Gross accrued income	3,449.6	1,947.6	619.4	448.1	307.7	126.8	–
Loss allowance	(13.9)	(1.8)	(1.0)	(0.8)	(4.3)	(6.0)	–
	3,435.7	1,945.8	618.4	447.3	303.4	120.8	–
Other financial assets	496.3	422.1	15.2	2.7	3.0	2.7	50.6
	10,532.5	8,121.2	1,223.2	642.5	362.9	129.2	53.5

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

	2022 £m	2021 £m
Amounts falling due after more than one year		
Prepayments	**3.9**	3.0
Fair value of derivatives	**0.6**	0.5
Other debtors	**214.1**	149.1
	218.6	152.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Other debtors falling due after more than one year for 31 December 2022 includes £15.4 million in relation to pension plans in surplus. The corresponding figure for 31 December 2021 is included in provision for post employment benefits.

	2022 £m	2021 £m
Loss allowance		
At beginning of year	**70.5**	112.5
New acquisitions	**–**	3.7
Charged to the income statement	**29.1**	17.2
Released to the income statement	**(8.4)**	(27.9)
Exchange adjustments	**5.1**	(1.7)
Utilisations and other movements	**(24.8)**	(33.3)
At end of year	**71.5**	70.5

The loss allowance is equivalent to 1.0% (2021: 1.1%) of gross trade accounts receivables.

Impairment losses on work in progress, accrued income and other debtors were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. TRADE AND OTHER RECEIVABLES CONTINUED
EXPECTED CREDIT LOSSES

Given the short-term nature of the Group's trade receivables, work in progress, and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment, and the level of credit insurance the Group has along with historical and forward-looking information. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

19. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in trade and other payables falling due within one year:

	2022 £m	2021 £m
Trade payables	11,182.3	10,596.9
Deferred income	1,599.0	1,334.0
Payments due to vendors (earnout agreements)	62.0	85.6
Liabilities in respect of put option agreements with vendors	18.8	58.4
Fair value of derivatives	58.0	6.4
Share repurchases – close period commitments[1]	–	211.7
Other creditors and accruals	2,914.8	2,959.3
	15,834.9	15,252.3

Note

[1] During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings

The Group considers that the carrying amount of trade and other payables approximates their fair value.

In all material respects, deferred income at 31 December 2021 was recognised as revenue during the year. Other than business-as-usual movements, and deferred income acquired on the acquisition of subsidiaries, there were no other significant changes in contract liability balances during the year.

20. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in trade and other payables falling due after more than one year:

	2022 £m	2021 £m
Payments due to vendors (earnout agreements)	98.1	111.1
Liabilities in respect of put option agreements with vendors	323.3	333.1
Fair value of derivatives	–	47.2
Other creditors and accruals	69.5	128.5
	490.9	619.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors' best estimates of future earnout-related obligations:

	2022 £m	2021 £m
Within one year	62.0	85.6
Between one and two years	19.5	24.0
Between two and three years	27.6	35.7
Between three and four years	28.6	51.4
Between four and five years	22.4	–
	160.1	196.7

The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2022 £m	2021 £m
Within one year	18.8	58.4
Between one and two years	5.2	15.1
Between two and three years	76.6	14.4
Between three and four years	99.2	99.0
Between four and five years	74.8	76.6
Over five years	67.5	128.0
	342.1	391.5

21. BANK OVERDRAFTS, BONDS AND BANK LOANS
Amounts falling due within one year:

	2022 £m	2021 £m
Bank overdrafts	505.7	342.3
Corporate bonds and bank loans	663.3	224.9
	1,169.0	567.2

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2022 £m	2021 £m
Corporate bonds and bank loans	3,801.8	4,216.8

The Group estimates that the fair value of corporate bonds is £4,049.1 million at 31 December 2022 (2021: £4,790.3 million). The fair values of the corporate bonds are based on quoted market prices and is within Level 1 of the fair value hierarchy.

The Group considers that the carrying amount of bank loans of £nil (2021: £14.7 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2022 £m	2021 £m
Within one year	1,169.0	567.2
Between one and two years	618.0	629.2
Between two and three years	441.5	550.4
Between three and four years	658.8	418.8
Between four and five years	661.1	623.6
Over five years	1,422.4	1,994.8
	4,970.8	4,784.0

22. PROVISIONS FOR LIABILITIES AND CHARGES
The movements in 2022 and 2021 were as follows:

	Property £m	Other £m	Total £m
1 January 2021	76.7	229.6	306.3
Charged to the income statement	25.2	35.8	61.0
Acquisitions[1]	–	7.3	7.3
Utilised	(7.0)	(69.9)	(76.9)
Released to the income statement	(18.3)	(25.0)	(43.3)
Other movements	(5.2)	18.9	13.7
Exchange adjustments	(0.8)	1.2	0.4
31 December 2021	70.6	197.9	268.5
Charged to the income statement	8.1	6.4	14.5
Acquisitions[1]	–	1.3	1.3
Utilised	(12.8)	(37.2)	(50.0)
Released to the income statement	(3.2)	(22.2)	(25.4)
Other movements	(4.8)	17.8	13.0
Exchange adjustments	4.9	17.8	22.7
31 December 2022	62.8	181.8	244.6

Note
[1] Acquisitions include £1.3 million (2021: £7.3 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

The utilisation of "Other" provisions in 2021 is primarily driven by litigation settlements.

23. SHARE-BASED PAYMENTS
Charges for share-based incentive plans were as follows:

	2022 £m	2021 £m	2020 £m
Share-based payments	122.0	99.6	74.4

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2022, there was £200.7 million (2021: £203.4 million) of total unrecognised compensation cost related to the Group's restricted stock plans.

Further information on stock options is provided in note 27.

RESTRICTED STOCK PLANS
The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)
This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.

The 2020, 2021 and 2022 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

The 2019 EPSP awards are subject to a relative TSR performance condition, with a ROIC underpin. TSR performance will be compared to companies representing the most relevant, listed global competitors, with performance below median resulting in zero vesting. Performance between median and upper decile provides for a vesting opportunity of between 15% and 100%. The awards will vest subject to a ROIC underpin of an average of 7.5% over the performance period. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

For EPSP awards granted between 2017 and 2018 there are three performance criteria, each constituting one-third of the vesting value, and each measured over the performance period:

(i) TSR against a comparator group of companies. Threshold performance (equating to ranking in the 50th percentile of the comparator group) will result in 15% vesting of the part of the award dependent on TSR. The maximum vest of 100% will arise if performance ranks in the 90th percentile, with a sliding scale of vesting for performance between threshold and maximum.

(ii) Headline diluted earnings per share. The performance range is 7% to 14% compound annual growth. Threshold performance will result in 15% vesting, maximum performance will result in 100% vesting. There is a sliding vesting scale in between threshold and maximum.

(iii) Return on equity (ROE). Average annual ROE is defined as headline diluted EPS divided by the balance sheet value per share of shareholders' equity. The performance range is 15% – 18% average annual ROE. Threshold performance will result in 15% vesting, maximum performance will result in 100% vesting. There is a sliding vesting scale in between threshold and maximum.

23. SHARE-BASED PAYMENTS CONTINUED

PERFORMANCE SHARE AWARDS (PSA)

Conditional stock awards made under the PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

LEADERSHIP SHARE AWARDS

WPP Leadership Awards are conditional stock awards made to around 1,900 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.

VALUATION METHODOLOGY

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 27, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

MARKET/NON-MARKET CONDITIONS

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2022 number m	Granted number m	Forfeited number m	Vested number m	Non-vested 31 December 2022 number m
Executive Performance Share Plan (EPSP)	16.7	6.1	(2.2)	(0.2)	**20.4**
Performance Share Awards (PSA)	3.1	4.0	(0.2)	(2.8)	**4.1**
Leadership Share Awards	10.4	4.9	(1.2)	(2.8)	**11.3**

Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	900p	1,025p	1,055p	613p	**924p**
Performance Share Awards (PSA)	604p	911p	798p	519p	**952p**
Leadership Share Awards	922p	787p	881p	795p	**899p**

	Non-vested 1 January 2021 number m	Granted number m	Forfeited number m	Vested number m	Non-vested 31 December 2021 number m
Executive Performance Share Plan (EPSP)	13.0	6.1	(2.2)	(0.2)	**16.7**
Performance Share Awards (PSA)	4.3	0.4	(0.2)	(1.4)	**3.1**
Leadership Share Awards	11.0	3.6	(1.1)	(3.1)	**10.4**

Weighted average fair value (pence per share)					
Executive Performance Share Plan (EPSP)	943p	951p	1,289p	833p	**900p**
Performance Share Awards (PSA)	675p	666p	534p	859p	**604p**
Leadership Share Awards	831p	990p	853p	709p	**922p**

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2022 was £65.4 million (2021: £64.1 million, 2020: £71.6 million).

24. PROVISION FOR POST-EMPLOYMENT BENEFITS

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2022 £m	2021 £m	2020 £m
Defined contribution plans	191.3	162.8	157.8
Defined benefit plans charge to operating profit	13.5	14.9	13.9
Pension costs (note 5)	204.8	177.7	171.7
Net interest expense on pension plans (note 6)	2.2	1.8	2.9
	207.0	179.5	174.6

DEFINED BENEFIT PLANS

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2022.

The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2022 amounted to £24.0 million (2021: £16.7 million, 2020: £20.3 million). Employer contributions and benefit payments in 2023 are expected to be approximately £20.0 million.

(A) ASSUMPTIONS

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2022 % pa	2021 % pa	2020 % pa	2019 % pa
UK				
Discount rate[1]	5.1	1.8	1.3	2.0
Rate of increase in pensions in payment	4.4	4.5	4.4	4.4
Inflation	3.0	3.2	2.8	2.6
North America				
Discount rate[1]	5.2	2.6	2.0	3.0
Rate of increase in salaries[2]	n/a	n/a	3.0	3.0
Western Continental Europe				
Discount rate[1]	4.1	1.2	0.9	1.2
Rate of increase in salaries	2.5	2.3	2.2	2.2
Rate of increase in pensions in payment	2.0	1.8	1.8	1.8
Inflation	2.0	1.7	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	6.4	5.3	4.2	4.6
Rate of increase in salaries	5.7	5.6	5.2	6.1
Inflation	3.4	3.7	3.7	3.7

Notes
[1] Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds
[2] The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset class risk.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2022, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	22.3	21.9	23.6	21.0	12.7
Current pensioners (at age 65) – female	24.0	23.3	25.1	24.0	15.5
Future pensioners (current age 45) – male	24.0	23.3	25.6	23.2	12.7
Future pensioners (current age 45) – female	25.7	24.7	27.1	25.9	15.5

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The life expectancies after age 65 at 31 December 2021 were 22.3 years and 24.0 years for male and female current pensioners (at age 65) respectively, and 24.1 years and 25.8 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next ten years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	**8.5**	**7.5**	**10.0**	**9.7**	**5.9**
Expected benefit payments over the next ten years (£m)					
Within 12 months	46.6	21.7	12.7	5.8	6.4
In 2024	43.5	21.1	12.7	6.1	3.6
In 2025	44.5	20.6	13.4	6.0	4.5
In 2026	46.4	21.2	13.4	6.4	5.4
In 2027	44.2	21.1	12.0	6.2	4.9
In the next five years	213.2	93.5	56.5	33.9	29.3

Note
1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

	(Decrease)/increase in benefit obligation	
	2022	2021
Sensitivity analysis of significant actuarial assumptions	**£m**	£m
Discount rate		
Increase by 25 basis points:		
UK	**(3.6)**	(7.6)
North America	**(4.4)**	(6.4)
Western Continental Europe	**(2.0)**	(3.4)
Other[1]	**(0.5)**	(0.6)
Decrease by 25 basis points:		
UK	**3.8**	8.0
North America	**4.6**	6.6
Western Continental Europe	**2.1**	3.6
Other[1]	**0.6**	0.6
Rate of increase in salaries		
Increase by 25 basis points:		
Western Continental Europe	**0.5**	0.8
Other[1]	**0.5**	0.5
Decrease by 25 basis points:		
Western Continental Europe	**(0.5)**	(0.8)
Other[1]	**(0.5)**	(0.5)
Rate of increase in pensions in payment		
Increase by 25 basis points:		
UK	**0.7**	0.9
Western Continental Europe	**1.1**	1.7
Decrease by 25 basis points:		
UK	**(0.6)**	(0.9)
Western Continental Europe	**(1.0)**	(1.7)
Life expectancy		
Increase in longevity by one additional year:		
UK	**6.8**	13.3
North America	**4.2**	5.3
Western Continental Europe	**2.6**	4.2

Note
1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

24. PROVISION FOR POST-EMPLOYMENT BENEFITS CONTINUED
(B) ASSETS AND LIABILITIES

At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2022 £m	%	2021 £m	%	2020 £m	%
Equities	**26.7**	**6.2**	31.8	5.8	41.6	6.7
Bonds	**208.8**	**48.5**	259.7	47.0	284.2	46.1
Insured annuities	**149.2**	**34.7**	222.5	40.3	252.8	41.0
Property	**1.4**	**0.3**	1.0	0.2	0.7	0.1
Cash	**18.1**	**4.2**	15.3	2.8	14.7	2.4
Other	**26.3**	**6.1**	21.8	3.9	22.6	3.7
Total fair value of assets	**430.5**	**100.0**	552.1	100.0	616.6	100.0
Present value of liabilities	**(552.6)**		(688.5)		(772.7)	
Deficit in the plans	**(122.1)**		(136.4)		(156.1)	
Irrecoverable surplus	**–**		(0.2)		(0.6)	
Net liability[1]	**(122.1)**		(136.6)		(156.7)	
Plans in surplus[2]	**15.4**		30.1		27.2	
Plans in deficit	**(137.5)**		(166.7)		(183.9)	

Notes
[1] The related deferred tax asset is discussed in note 17
[2] The net asset related to plans in surplus of £15.4 million for 31 December 2022 is recorded in the consolidated balance sheet within other debtors. The corresponding figures for 31 December 2021 and 31 December 2020 are recorded in provision for post-employment benefits

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets. The value of insured annuities is equal to the value of the pension benefits covered by the annuities.

Surplus/(deficit) in plans by region	2022 £m	2021 £m	2020 £m
UK	**2.3**	0.4	0.7
North America	**(37.1)**	(28.1)	(37.9)
Western Continental Europe	**(52.6)**	(74.0)	(85.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(34.7)**	(34.7)	(33.0)
Deficit in the plans	**(122.1)**	(136.4)	(156.1)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2022 Surplus/ (deficit) £m	2022 Present value of liabilities £m	2021 Surplus/ (deficit) £m	2021 Present value of liabilities £m	2020 Surplus/ (deficit) £m	2020 Present value of liabilities £m
Funded plans by region						
UK	**2.3**	**(155.5)**	0.4	(231.9)	0.7	(262.7)
North America	**4.1**	**(208.5)**	20.1	(237.9)	17.4	(271.8)
Western Continental Europe	**(29.1)**	**(67.9)**	(45.1)	(87.6)	(38.6)	(84.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(4.1)**	**(25.4)**	(6.4)	(25.7)	(5.8)	(24.1)
Deficit/liabilities in the funded plans	**(26.8)**	**(457.3)**	(31.0)	(583.1)	(26.3)	(642.9)
Unfunded plans by region						
North America	**(41.2)**	**(41.2)**	(48.2)	(48.2)	(55.3)	(55.3)
Western Continental Europe	**(23.5)**	**(23.5)**	(28.9)	(28.9)	(47.3)	(47.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(30.6)**	**(30.6)**	(28.3)	(28.3)	(27.2)	(27.2)
Deficit/liabilities in the unfunded plans	**(95.3)**	**(95.3)**	(105.4)	(105.4)	(129.8)	(129.8)
Deficit/liabilities in the plans	**(122.1)**	**(552.6)**	(136.4)	(688.5)	(156.1)	(772.7)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(C) PENSION EXPENSE

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2022 £m	2021 £m	2020 £m
Service cost[1]	**10.4**	12.6	12.0
Administrative expenses	**3.1**	2.3	1.9
Charge to operating profit	**13.5**	14.9	13.9
Net interest expense on pension plans	**2.2**	1.8	2.9
Charge to profit before taxation for defined benefit plans	**15.7**	16.7	16.8

Note
[1] Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2022 £m	2021 £m	2020 £m
Return on plan assets (excluding interest income)	**(127.6)**	(29.3)	57.2
Changes in demographic assumptions underlying the present value of the plan liabilities	**0.6**	(3.6)	3.8
Changes in financial assumptions underlying the present value of the plan liabilities	**143.5**	31.1	(54.0)
Experience (loss)/gain arising on the plan liabilities	**(0.1)**	15.7	(4.4)
Change in irrecoverable surplus	**0.2**	0.4	(0.6)
Actuarial gain recognised in OCI	**16.6**	14.3	2.0

(D) MOVEMENT IN PLAN LIABILITIES

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2022 £m	2021 £m	2020 £m
Plan liabilities at beginning of year	**688.5**	772.7	767.5
Service cost[1]	**10.4**	12.6	12.0
Interest cost	**15.5**	12.0	17.0
Actuarial (gain)/loss:			
Effect of changes in demographic assumptions	**(0.6)**	3.6	(3.8)
Effect of changes in financial assumptions	**(143.5)**	(31.1)	54.0
Effect of experience adjustments	**0.1**	(15.7)	4.4
Benefits paid	**(52.0)**	(59.5)	(59.6)
Loss/(gain) due to exchange rate movements	**40.4**	(6.1)	(4.2)
Settlement payments	**(8.7)**	(0.3)	(17.0)
Other[2]	**2.5**	0.3	2.4
Plan liabilities at end of year	**552.6**	688.5	772.7

Notes
1 Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments
2 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

(E) MOVEMENT IN PLAN ASSETS

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2022 £m	2021 £m	2020 £m
Fair value of plan assets at beginning of year	**552.1**	616.6	608.5
Interest income on plan assets	**13.3**	10.2	14.1
Return on plan assets (excluding interest income)	**(127.6)**	(29.3)	57.2
Employer contributions	**24.0**	16.7	20.3
Benefits paid	**(52.0)**	(59.5)	(59.6)
Gain/(loss) due to exchange rate movements	**31.5**	(0.6)	(6.8)
Settlement payments	**(8.7)**	(0.3)	(17.0)
Administrative expenses	**(3.1)**	(1.8)	(1.9)
Other[1]	**1.0**	0.1	1.8
Fair value of plan assets at end of year	**430.5**	552.1	616.6
Actual return on plan assets	**(114.3)**	(19.1)	71.3

Note
1 Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented

25. RISK MANAGEMENT POLICIES

FOREIGN CURRENCY RISK

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. The Group's borrowings (including cross currency swaps) at 31 December 2022 were primarily made up of $1,667 million, £1,094 million and €2,350 million (2021: $1,667 million, £1,094 million and €2,600 million). The Group's average gross debt during the course of 2022 was $1,667 million, £1,094 million and €2,404 million (2021: $1,934 million, £1,094 million and €2,600 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

INTEREST RATE RISK

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and, similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.18% for an average period of 60 months; 100% of the sterling debt is at a fixed rate of 2.97% for an average period of 143 months; and 100% of the euro debt is at fixed rates averaging 2.21% for an average period of 55 months.

GOING CONCERN AND LIQUIDITY RISK

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The impact of the Russian invasion of Ukraine and sanctions response from governments has been considered. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2022 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 28% in 2023. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks, including previously witnessed declines in times of economic stress or external forces such as the pandemic. The modelling in this extreme scenario includes cost mitigations of 70% of the decline in revenue less pass-through costs and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Therefore, the Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which give rise to a significant going concern risk.

25. RISK MANAGEMENT POLICIES CONTINUED

At 31 December 2022, the Group has access to £6.6 billion of committed facilities with maturity dates spread over the years 2023 to 2046 as illustrated below:

	2023 £m	2024 £m	2025 £m	2026 £m	2027+ £m
£ bonds £400m (2.875% 2046)	400.0				400.0
US bond $220m (5.625% 2043)	181.9				181.9
US bond $93m (5.125% 2042)	76.8				76.8
£ bonds £250m (3.75% 2032)	250.0				250.0
Eurobonds €600m (1.625% 2030)	531.2				531.2
Eurobonds €750m (2.375% 2027)	664.0				664.0
Eurobonds €750m (2.25% 2026)	664.0			664.0	
Bank revolver ($2,500m 2026)	2,069.0			2,069.0	
Eurobonds €500m (1.375% 2025)	442.7		442.7		
US bond $750m (3.75% 2024)	620.7	620.7			
Eurobonds €750m (3.0% 2023)	664.0	664.0			
Total committed facilities available	**6,564.3**	**664.0**	**620.7**	**442.7**	**2,733.0**	**2,103.9**
Drawn down facilities at 31 December 2022	4,495.3	664.0	620.7	442.7	664.0	2,103.9
Undrawn committed credit facilities	2,069.0					
Drawn down facilities at 31 December 2022	**4,495.3**					
Net cash at 31 December 2022	(1,985.8)					
Other adjustments	(30.2)					
Adjusted net debt at 31 December 2022	**2,479.3**					

Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

TREASURY ACTIVITIES

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average adjusted net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 27 and 28.

CREDIT RISK

The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 26.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of loss allowances, estimated by the Group's management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2022 or 31 December 2021.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

EFFECTS OF HEDGE ACCOUNTING ON THE FINANCIAL POSITION AND PERFORMANCE

The effects of the hedging instruments on the Group's financial position and performance are as follows:

	2022	2021
(i) Cash flow hedges of foreign currency risk		
Carrying amount of derivative hedging instruments[1]	**(£6.6m)**	(£48.0m)
Notional amount of hedged items	**€1,000.0m**	€1,000.0m
Notional amount of hedging instruments	**€1,000.0m**	€1,000.0m
Maturity date	**2023-2025**	2023-2025
Hedge ratio	**1:1**	1:1
Change in value of hedged item used to determine hedge effectiveness	**£38.5m**	(£38.0m)
Change in value of hedging instrument used to determine hedge effectiveness	**(£41.4m)**	£35.5m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	**£2.9m**	£2.5m
Weighted average hedged rate for the year	**3.2%**	3.2%
(ii) Net investment hedges of foreign currency risk		
Carrying amount of derivative hedging instruments[1]	**(£46.9m)**	£0.7m
Carrying amount of non-derivative hedging instruments (bonds and bank loans)	**(£879.5m)**	(£879.5m)
Notional amount of hedging instruments	**$1,666.8m**	$1,666.8m
Notional amount of hedged net assets	**$1,666.8m**	$1,666.8m
Hedge ratio	**1:1**	1:1
Change in value of hedged item used to determine hedge effectiveness	**(£141.5m)**	£45.5m
Change in value of hedging instrument used to determine ineffectiveness	**£141.5m**	(£45.5m)
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	**–**	–
Weighted average hedged rate for the year (USD/GBP)	**1.2083**	1.3532

Note

1 This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet

SENSITIVITY ANALYSIS

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

CURRENCY RISK

A 10% weakening of sterling against the Group's major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency denominated borrowings and derivatives. A 10% strengthening of sterling would have an equal and opposite effect.

	Impact on income statement		Impact on equity	
	2022 £m	2021 £m	**2022 £m**	2021 £m
US dollar	**(179.6)**	0.7	**34.6**	64.0
Euro	**78.9**	17.4	**(11.3)**	(49.9)

INTEREST RATE RISK

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2022 would increase profit before tax by approximately £19.9 million (2021: £33.3 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.

26. FINANCIAL INSTRUMENTS

CURRENCY DERIVATIVES

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. The Group designates foreign currency denominated debt as hedging instruments against the exposure to movements in the spot translation rates associated with the translation of its foreign operations.

The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange risk and interest rate risk on its borrowings. Contracts due in November 2023 have receipts of €500.0 million and payments of $604.2 million. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.

Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors including credit, correlations, supply and demand, and market volatilities. In addition, hedge ineffectiveness can arise as a result of the currency basis being included in the hedge designation. Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.

At 31 December 2022, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £52.7 million (2021: £46.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £0.6 million (2021: £0.5 million) assets included in trade and other receivables and £53.3 million (2021: £47.2 million) liabilities included in trade and other payables. The fair value of currency derivatives is based on the present value of contractual cash flows using foreign currency and interest rate forward market curves at the balance sheet date. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a debit of £141.5 million (2021: credit of £45.5 million) for net investment hedges and a credit of £38.5 million (2021: debit of £38.0 million) for cash flow hedges.

For cash flow hedge arrangements, amounts of a credit of £38.5 million (2021: debit of £38.0 million) representing the effective portion of the gain or loss on the hedging instrument were taken to equity, and reclassified to profit or loss in the same period when the related foreign exchange impact on the associated hedged item affected profit or loss.

Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £2.7 million (2021: £2.5 million) which is included within revaluation and retranslation of financial instruments in the income statement. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £1,004.8 million (2021: £764.8 million). The Group estimates the fair value of these contracts to be a net asset of £0.4 million (2021: net liability of £3.9 million).

As at 31 December 2022, the Group had designated its $93 million bond, $750 million bond, $220 million bond, and $604 million leg of its cross currency swap, as the hedging instruments in a net investment hedge relationship. The Group has designated its €500 million leg of its cross currency swap as the hedging instrument in a cash flow hedge. Possible sources of ineffectiveness include any impairments to the Group's net investment in US dollars. The hedges are documented and are assessed for effectiveness on an ongoing basis. Both hedge relationships were effective during the year.

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2022					
Other investments	–	255.7	114.1	–	369.8
Cash and short-term deposits	–	–	–	2,491.5	2,491.5
Bank overdrafts, bonds and bank loans	–	–	–	(1,169.0)	(1,169.0)
Bonds and bank loans	–	–	–	(3,801.8)	(3,801.8)
Trade and other receivables: amounts falling due within one year	–	–	–	11,338.0	11,338.0
Trade and other receivables: amounts falling due after more than one year	–	–	–	146.2	146.2
Trade and other payables: amounts falling due within one year	–	–	–	(11,283.0)	(11,283.0)
Trade and other payables: amounts falling due after more than one year	–	–	–	(0.9)	(0.9)
Derivative assets	0.6	5.1	–	–	5.7
Derivative liabilities	(53.3)	(4.7)	–	–	(58.0)
Payments due to vendors (earnout agreements)	–	(160.1)	–	–	(160.1)
Liabilities in respect of put options	–	(342.1)	–	–	(342.1)
	(52.7)	**(246.1)**	**114.1**	**(2,279.0)**	**(2,463.7)**

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2021					
Other investments	–	228.3	90.0	–	318.3
Cash and short-term deposits	–	–	–	3,882.9	3,882.9
Bank overdrafts, bonds and bank loans	–	–	–	(567.2)	(567.2)
Bonds and bank loans	–	–	–	(4,216.8)	(4,216.8)
Trade and other receivables: amounts falling due within one year	–	–	–	10,448.0	10,448.0
Trade and other receivables: amounts falling due after more than one year	–	–	–	84.5	84.5
Trade and other payables: amounts falling due within one year	–	–	–	(10,674.8)	(10,674.8)
Trade and other payables: amounts falling due after more than one year	–	–	–	(1.5)	(1.5)
Derivative assets	0.5	2.5	–	–	3.0
Derivative liabilities	(47.2)	(6.4)	–	–	(53.6)
Payments due to vendors (earnout agreements)	–	(196.7)	–	–	(196.7)
Liabilities in respect of put options	–	(391.5)	–	–	(391.5)
	(46.7)	(363.8)	90.0	(1,044.9)	(1,365.4)

26. FINANCIAL INSTRUMENTS CONTINUED

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivatives in designated hedge relationships				
Derivative assets	–	0.6	–	0.6
Derivative liabilities	–	(53.3)	–	(53.3)
Held at fair value through profit or loss				
Other investments	0.4	–	255.3	255.7
Derivative assets	–	5.1	–	5.1
Derivative liabilities	–	(4.7)	–	(4.7)
Payments due to vendors (earnout agreements)	–	–	(160.1)	(160.1)
Liabilities in respect of put options	–	–	(342.1)	(342.1)
Held at fair value through other comprehensive income				
Other investments	10.9	–	103.2	114.1

2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivatives in designated hedge relationships				
Derivative assets	–	0.5	–	0.5
Derivative liabilities	–	(47.2)	–	(47.2)
Held at fair value through profit or loss				
Other investments	0.4	–	227.9	228.3
Derivative assets	–	2.5	–	2.5
Derivative liabilities	–	(6.4)	–	(6.4)
Payments due to vendors (earnout agreements)	–	–	(196.7)	(196.7)
Liabilities in respect of put options	–	–	(391.5)	(391.5)
Held at fair value through other comprehensive income				
Other investments	27.9	–	62.1	90.0

There have been no transfers between these levels in the years presented.

Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options £m	Other investments £m
1 January 2021	(114.3)	(110.7)	366.6
Losses recognised in the income statement	(58.7)	(40.6)	(7.7)
Losses recognised in other comprehensive income	–	–	(42.8)
Exchange adjustments	1.0	1.3	–
Additions	(81.7)	(247.7)[1]	5.9
Disposals	–	–	(32.0)
Cancellations	–	0.8	–
Settlements	57.0	5.4	–
31 December 2021	(196.7)	(391.5)	290.0
Gains recognised in the income statement	26.2	27.9	23.1
Losses recognised in other comprehensive income	–	–	(5.3)
Exchange adjustments	(14.3)	(39.9)	–
Additions	(46.7)	(5.0)	66.7
Disposals	–	–	(16.0)
Cancellations	–	11.0	–
Settlements	71.4	55.4	–
31 December 2022	**(160.1)**	**(342.1)**	**358.5**

Note

1 During 2021, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global strategic communications firm. As a part of this transaction, certain management acquired shares in the Company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the year of £219.6 million

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

PAYMENTS DUE TO VENDORS AND LIABILITIES IN RESPECT OF PUT OPTIONS

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

As of 31 December 2022, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £226 million (2021: £nil to £124 million) and £nil to £695 million (2021: £nil to £595 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year, and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

At 31 December 2022, the weighted average growth rate in estimating future financial performance was 12.4% (2021: 16.7%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2022 was 7.6% (2021: 6.5%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £9.1 million (2021: £6.0 million) and £6.9 million (2021: £6.6 million), respectively.

A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £7.3 million (2021: £8.6 million) and £7.4 million (2021: £8.9 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

OTHER INVESTMENTS
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

During the year, Imagina stepped down from interests in associates to other investments and this investment has been designated as fair value through other comprehensive income. The fair value of Imagina as at 31 December 2022 was £61.6 million.

27. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2021	1,750,000,000	175.0
31 December 2021	1,750,000,000	175.0
31 December 2022	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2021	1,296,080,242	129.6
Exercise of share options	534,800	–
Share cancellations	(72,155,492)	(7.2)
At 31 December 2021	1,224,459,550	122.4
Exercise of share options	125,700	–
Share cancellations	(83,157,954)	(8.3)
At 31 December 2022	**1,141,427,296**	**114.1**

COMPANY'S OWN SHARES
The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 130 to 156.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2022 was 1,211,974 (2021: 5,803,641) and £9.9 million (2021: £65.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2022 was 70,489,953 (2021: 70,489,953) and £578.2 million (2021: £789.1 million) respectively.

SHARE OPTIONS
WPP WORLDWIDE SHARE OWNERSHIP PROGRAMME (WWOP)
As at 31 December 2022, unexercised options over ordinary shares of 897,900 and unexercised options over ADRs of 148,225 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
696,975	13.145	2017-2024
3,625	13.145	2018-2024
196,675	13.505	2016-2023
625	13.505	2017-2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
80,265	102.670	2017-2024
67,960	110.760	2016-2023

WPP SHARE OPTION PLAN 2015 (WSOP)
As at 31 December 2022, unexercised options over ordinary shares of 13,567,625 and unexercised options over ADRs of 1,546,280 have been granted under the WPP Share Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
10,125	7.344	2023-2027
2,045,200	7.344	2023-2030
7,875	8.372	2021-2025
1,017,925	8.372	2021-2028
232,625	8.684	2025-2029
3,150,575	8.684	2025-2032
9,375	9.600	2022-2026
1,618,875	9.600	2022-2029
2,581,000	11.065	2023-2030
8,250	13.085	2020-2024
1,141,850	13.085	2020-2027
802,475	15.150	2018-2025
4,375	15.150	2019-2025
6,750	17.055	2019-2023
930,350	17.055	2019-2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
226,670	48.950	2023-2030
366,420	52.600	2025-2032
136,260	53.140	2021-2028
189,600	62.590	2022-2029
294,270	73.780	2023-2030
131,040	88.260	2020-2027
111,770	105.490	2020-2026
90,250	115.940	2018-2025

27. AUTHORISED AND ISSUED SHARE CAPITAL CONTINUED

The aggregate status of the WPP Share Option Plans during 2022 was as follows:

MOVEMENTS ON OPTIONS GRANTED (REPRESENTED IN ORDINARY SHARES)

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
WPP	6,741	–	–	(6,741)	–	–
WWOP	2,049,299	–	(2,575)	(407,699)	1,639,025	–
WSOP	19,608,150	5,224,050	(123,125)	(3,410,050)	21,299,025	3,188,675
	21,664,190	5,224,050	(125,700)	(3,824,490)	22,938,050	3,188,675

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
WPP	6,741	–	–	–	6,741	6,741
WWOP	2,499,674	–	(54,050)	(396,325)	2,049,299	184,124
WSOP	17,940,725	5,155,800	(480,750)	(3,007,625)	19,608,150	14,287,525
	20,447,140	5,155,800	(534,800)	(3,403,950)	21,664,190	14,478,390

WEIGHTED AVERAGE EXERCISE PRICE FOR OPTIONS OVER

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
Ordinary shares (£)						
WPP	9.355	–	–	9.355	–	–
WWOP	12.923	–	8.458	11.565	13.224	–
WSOP	10.854	8.684	8.357	10.530	10.356	7.344
ADRs ($)						
WWOP	101.693	–	-	85.706	106.379	–
WSOP	72.228	52.600	53.270	71.674	67.910	48.950

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
Ordinary shares (£)						
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.631	–	7.304	11.803	12.923	8.458
WSOP	10.596	11.065	8.372	10.116	10.854	9.322
ADRs ($)						
WWOP	98.509	–	49.313	89.225	101.693	67.490
WSOP	70.363	73.780	53.248	66.257	72.228	61.479

OPTIONS OVER ORDINARY SHARES

	Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
Outstanding			
	7.344-17.055	10.534	84

OPTIONS OVER ADRs

	Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
Outstanding			
	48.950-115.940	71.275	82

As at 31 December 2022 there was £11.1 million (2021: £10.2 million) of total unrecognised compensation costs related to share options. The cost is expected to be recognised over a weighted average period of 20 months (2021: 21 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2022	2021	2020
Fair value of UK options (shares)	177.0p	220.0p	128.0p
Fair value of US options (ADRs)	$11.48	$14.89	$8.95
Weighted average assumptions			
UK risk-free interest rate	2.92%	0.63%	-0.02%
US risk-free interest rate	4.09%	1.16%	0.31%
Expected life (months)	48	48	48
Expected volatility	32%	34%	34%
Dividend yield	3.9%	3.4%	4.2%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2022 was £9.13 (2021: £9.64, 2020: £6.96) and the average ADR price for the same period was $56.80 (2021: $66.44, 2020: $44.56). The average share price of the Group for year ended 31 December 2022 approximates the weighted average share price during the periods of exercise throughout the year.

Expected volatility is sourced from external market data and represents the historical volatility in the Company's share price over a period equivalent to the expected option life.

Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

TERMS OF SHARE OPTION PLANS

In 2015, the Group introduced the Share Option Plan 2015 to replace both the "all-employee" Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

The Worldwide Share Ownership Programme was open for participation to employees with at least two years' employment in the Group. It was not available to those participating in other share-based incentive programmes or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to Parent Company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, the stock option will vest automatically.

The Group grants stock options with a life of ten years, including the vesting period.

28. OTHER RESERVES

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2021	6.4	(122.3)	(5.9)	313.0	191.2
Reclassification between Hedging reserve and Translation reserve[1]	–	–	5.9	(5.9)	–
Re-presented balance at 1 January 2021	6.4	(122.3)	–	307.1	191.2
Foreign exchange differences on translation of foreign operations[1]	–	–	–	(132.7)	(132.7)
Gain on net investment hedges	–	–	–	45.5	45.5
Cash flow hedges:[1]					
Fair value loss arising on hedging instruments	–	–	(38.0)	–	(38.0)
Less: gain reclassified to profit or loss	–	–	38.0	–	38.0
Share of other comprehensive income of associate undertakings	–	–	–	7.3	7.3
Share cancellations	7.2	–	–	–	7.2
Recognition/derecognition of liabilities in respect of put options	–	(242.7)	–	–	(242.7)
Share purchases – close period commitments	–	(211.7)	–	–	(211.7)
Balance at 31 December 2021	13.6	(576.7)	–	227.2	(335.9)
Foreign exchange differences on translation of foreign operations	–	–	–	409.0	409.0
Loss on net investment hedges	–	–	–	(141.5)	(141.5)
Cash flow hedges:					
Fair value gain arising on hedging instruments	–	–	38.5	–	38.5
Less: loss reclassified to profit or loss	–	–	(38.5)	–	(38.5)
Share of other comprehensive income of associate undertakings	–	–	–	31.9	31.9
Share cancellations	8.3	–	–	–	8.3
Recognition/derecognition of liabilities in respect of put options	–	101.7	–	–	101.7
Share purchases – close period commitments	–	211.7	–	–	211.7
Balance at 31 December 2022	**21.9**	**(263.3)**	**–**	**526.6**	**285.2**

Note

[1] Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the hedging reserve and translation reserve of £38.0 million and £5.9 million, respectively.

The capital redemption reserve relates entirely to share cancellations.

The equity reserve primarily relates to the recognition of liabilities in respect of put options agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.

The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

The translation reserve comprises:

	2022 £m	2021 £m
Balance relating to continuing net investment hedges	(143.8)	(2.3)
Balance relating to discontinued net investment hedges	(85.0)	(85.0)
Balance related to foreign exchange differences on translation of foreign operations[1]	755.4	314.5
	526.6	227.2

Note

[1] Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the hedging reserve and translation reserve of £38.0 million and £5.9 million, respectively.

29. ACQUISITIONS

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.2	46.5	47.7
Property, plant and equipment	1.3	–	1.3
Cash and cash equivalents	38.8	–	38.8
Trade receivables due within one year	27.0	–	27.0
Other current assets	13.1	1.1	14.2
Total assets	**81.4**	**47.6**	**129.0**
Current liabilities	(49.4)	(5.3)	(54.7)
Trade and other payables due after one year	(10.3)	(27.3)	(37.6)
Deferred tax liabilities	(0.1)	(12.4)	(12.5)
Long-term lease liabilities	(0.1)	–	(0.1)
Provisions	(0.1)	(1.2)	(1.3)
Total liabilities	**(60.0)**	**(46.2)**	**(106.2)**
Net assets	**21.4**	**1.4**	**22.8**
Non-controlling interests			(2.1)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(9.0)
Goodwill			249.3
Consideration			261.0
Consideration satisfied by:			
Cash			218.3
Payments due to vendors			42.7

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £42.7 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. There continues to be no subsidiaries with non-controlling interests that are individually material to the Group.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2022 and the date the financial statements have been authorised for issue.

30. RELATED PARTY TRANSACTIONS

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the year ended 31 December 2022, revenue of £88.3 million (2021: £117.2 million) was reported in relation to Compas, an associate in the USA, and revenue of £42.7 million (2021: £11.3 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

The following amounts were outstanding at 31 December:

	2022 £m	2021 £m
Amounts owed by related parties		
Kantar	26.1	30.3
Other	62.4	45.7
	88.5	76.0
Amounts owed to related parties		
Kantar	(10.5)	(6.2)
Other	(65.2)	(51.4)
	(75.7)	(57.6)

31. EVENTS AFTER THE REPORTING PERIOD

There are no material events after the reporting period that require an adjustment or a disclosure within the financial statements.

COMPANY PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2022

	Notes	2022 £m	2021 £m
Turnover		**–**	–
Operating income		**17.0**	1.8
Operating profit		**17.0**	1.8
Dividend income		**2,052.6**	–
Interest receivable and similar income		**8.0**	8.1
Interest payable and similar charges	33	**(163.1)**	(91.9)
Profit/(loss) on ordinary activities before taxation		**1,914.5**	(82.0)
Taxation on profit/(loss) on ordinary activities	34	**–**	–
Profit/(loss) for the year		**1,914.5**	(82.0)

Note
The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses in either year, other than those shown above, and accordingly no statement of comprehensive income has been prepared.

COMPANY BALANCE SHEET

AS AT 31 DECEMBER 2022

	Notes	2022 £m	2021 £m
Fixed assets			
Investments	35	**13,525.2**	13,403.1
		13,525.2	13,403.1
Current assets			
Debtors due within one year	36	**363.0**	1,992.5
		363.0	1,992.5
Current liabilities			
Creditors: amounts falling due within one year	37	**(7,891.3)**	(10,845.8)
Net current liabilities		**(7,528.3)**	(8,853.3)
Total assets less current liabilities		**5,996.9**	4,549.8
Creditors: amounts falling due after more than one year	38	**(395.9)**	(25.4)
Net assets		**5,601.0**	4,524.4
Capital and reserves			
Called-up share capital		**114.1**	122.4
Share premium account		**575.9**	574.7
Other reserves	39	**(10.0)**	(221.7)
Capital redemption reserve		**21.9**	13.6
Own shares		**(1,041.6)**	(1,041.6)
Profit and loss account		**5,940.7**	5,077.0
Equity shareholders' funds		**5,601.0**	4,524.4

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 23 March 2023.

Mark Read
Chief Executive Officer

John Rogers
Chief Financial Officer

Registered Company Number: 111714

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2022

	Ordinary share capital £m	Share premium £m	Other reserves[1] £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m	Total equity shareholders' funds £m
Balance at 1 January 2021	129.6	570.3	(10.0)	6.4	(1,045.3)	6,107.1	5,758.1
Ordinary shares issued	–	4.4	–	–	–	–	4.4
Share cancellations	(7.2)	–	–	7.2	–	(729.3)	(729.3)
Treasury share allocations	–	–	–	–	3.7	(3.7)	–
Loss for the year	–	–	–	–	–	(82.0)	(82.0)
Dividends paid	–	–	–	–	–	(314.7)	(314.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	99.6	99.6
Share purchases – close period commitments	–	–	(211.7)	–	–	–	(211.7)
Balance at 31 December 2021	122.4	574.7	(221.7)	13.6	(1,041.6)	5,077.0	4,524.4
Ordinary shares issued	–	1.2	–	–	–	–	1.2
Share cancellations	(8.3)	–	–	8.3	–	(807.4)	(807.4)
Treasury share allocations	–	–	–	–	–	–	–
Income for the year	–	–	–	–	–	1,914.5	1,914.5
Dividends paid	–	–	–	–	–	(365.4)	(365.4)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	122.0	122.0
Reversal of share purchases – close period commitments	–	–	211.7	–	–	–	211.7
Balance at 31 December 2022	**114.1**	**575.9**	**(10.0)**	**21.9**	**(1,041.6)**	**5,940.7**	**5,601.0**

Notes

The accompanying notes form an integral part of this statement of changes in equity.

[1] Other reserves are analysed in note 39

NOTES TO THE COMPANY FINANCIAL STATEMENTS

32. ACCOUNTING POLICIES

The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

(A) BASIS OF ACCOUNTING

The separate financial statements of the Company are prepared under the historical cost convention in accordance with the Companies (Jersey) Law 1991. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of a cash flow statement and certain related-party transactions.

Where required, equivalent disclosures are given in the consolidated financial statements. The financial statements are prepared on a going concern basis, further details of which are in the Strategic Report on page 90.

(B) TRANSLATION OF FOREIGN CURRENCY

Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

(C) INVESTMENTS

Fixed asset investments are stated at cost less provision for impairment. Investments are tested for impairment annually. At 31 December 2022, the recoverable amount was assessed based on the Group's market value and exceeded the carrying value at that date.

(D) TAXATION

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the Company income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also dealt with in other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

(E) GROUP AND TREASURY SHARE TRANSACTIONS

Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, IFRS 2 Share-based Payments requires the subsidiary to record an expense for such compensation with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of WPP plc, the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £122.0 million in 2022 (2021: £99.6 million), with a credit to equity for the same amount.

(F) EXPECTED CREDIT LOSSES

Amounts owed by subsidiaries are recorded at amortised cost and are reduced by expected credit losses. The general approach has been applied and a loss allowance for 12-month expected credit losses is recognised. Under IFRS 9 Financial Instruments, the expected credit losses are measured as the difference between the asset's gross carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.

The Group considers that the credit risk increased significantly since initial recognition when the credit rate changes, the debtor has significant financial difficulty or if there was a breach of contract. For balances that are beyond 180 days overdue it is presumed to be an indicator of a significant increase in credit risk.

33. INTEREST PAYABLE AND SIMILAR CHARGES

	2022 £m	2021 £m
Bank and other interest payable	–	1.4
Interest payable to subsidiary undertakings	163.1	90.5
	163.1	91.9

34. TAXATION ON LOSS ON ORDINARY ACTIVITIES
The tax assessed for the year differs from that resulting from applying the rate of corporation tax in the UK of 19% (2021: 19%). The differences are explained below:

	2022 £m	2021 £m
Profit/(loss) on ordinary activities before tax	1,914.5	(82.0)
Tax charge/(credit) at the corporation tax rate of 19.0% thereon	363.8	(15.6)
Factors affecting tax charge for the year		
Losses (claimed)/surrendered for nil consideration	26.2	15.6
Items that are (not taxable)/not deductible	(390.0)	–
Current tax charge for the year	–	–

35. FIXED ASSET INVESTMENTS
The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
Cost	
1 January 2021	**13,305.9**
Additions	99.6
31 December 2021	**13,405.5**
Additions	122.0
31 December 2022	**13,527.5**
Accumulated impairment losses and write-downs	
1 January 2021	**(2.3)**
Impairment losses for the year	(0.1)
31 December 2021	**(2.4)**
Impairment gains for the year	0.1
31 December 2022	**(2.3)**
Net book value	
31 December 2022	**13,525.2**
31 December 2021	13,403.1
1 January 2021	13,303.6

Fixed asset investments primarily represent 100% of the issued share capital of WPP Emerald Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange.

36. DEBTORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
The following are included in debtors falling due within one year:

	2022 £m	2021 £m
Amounts owed by subsidiary undertakings	362.8	1,992.3
Other debtors	0.2	0.2
	363.0	1,992.5

The amounts owed by subsidiary undertakings are repayable on demand.

There was no loss allowance on debtors in the year ended 31 December 2022 (2021: £nil), as these are amounts due from other entities within the Group. Our historical experience of collecting these balances supported by the level of default confirms that the credit risk is low.

37. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
The following are included in creditors falling due within one year:

	2022 £m	2021 £m
Bank overdrafts	–	–
Amounts due to subsidiary undertakings	7,887.5	10,633.0
Share purchases – close period commitments	–	211.7
Other creditors and accruals	3.8	1.1
	7,891.3	10,845.8

During 2021 the Group converted the majority of its cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis. At 31 December 2022, there are no gross cash or overdraft balances reported by the Company as these now form amounts owed by/to subsidiary undertakings.

38. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
The following are included in creditors falling due after more than one year:

	2022 £m	2021 £m
Amounts due to subsidiary undertakings	395.9	25.4

Total borrowings are repayable as follows:

	2022 £m	2021 £m
Within one year	7,891.3	10,845.8
Between one and five years	–	25.4
Over five years	395.9	–
	8,287.2	10,871.2

39. EQUITY SHAREHOLDERS' FUNDS
Other reserves at 31 December 2022 comprise a translation reserve of £10.0 million (2021: £10.0 million) and an equity reserve of £nil (2021: £211.7 million).

At 31 December 2022 the Company's distributable reserves amounted to £5,465.0 million (2021: £4,388.4 million) which, under the Companies (Jersey) Law 1991, is total reserves excluding share capital and capital redemption reserve. Further details of the Company's share capital are shown in note 27.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

1. OPINION

In our opinion:

– The financial statements of WPP plc (the 'parent company') and its subsidiaries (the 'group') give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2022 and of the group's profit and of the parent company's loss for the year then ended
– The group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB)
– The parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 "Reduced Disclosure Framework"
– The financial statements have been properly prepared in accordance with Companies (Jersey) Law, 1991

We have audited the financial statements which comprise:

– The accounting policies
– The consolidated income statement
– The consolidated statement of comprehensive income
– The consolidated cash flow statement
– The consolidated balance sheet
– The consolidated statement of changes in equity
– The related notes 1 to 31 of the consolidated financial statements
– The parent company profit and loss account, balance sheet and statement of changes in equity
– The related notes 32 to 39 of the parent company financial statements

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, and IFRSs as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

2. BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the group and parent company for the year are disclosed in note 3 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. SUMMARY OF OUR AUDIT APPROACH

Key audit matter	The key audit matter we identified in the current year was valuation of goodwill.
Materiality	We considered a number of metrics when determining group materiality, including: pre-tax profit; revenue; and headline EBITDA. Our selected materiality represents 5.2% of pre-tax profit (2021: 5.8%), 0.4% of revenue (2021: 0.4%) and 2.6% of Headline EBITDA (2021: 2.7%).
Scoping	Those entities subject to audit represented 68% of the group's consolidated revenue (2021: 70% of revenue) achieved through a combination of direct testing and specified audit procedures, including substantive analytical review procedures, performed by the group auditor and/or component auditors across the world.
Significant changes in our approach	There have been no significant changes in our approach in the current year.

4. CONCLUSIONS RELATING TO GOING CONCERN

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the group's and parent company's ability to continue to adopt the going concern basis of accounting included:

– Testing controls over management's going concern model, including the review of the inputs and assumptions used in the model
– Identifying the key assumptions, including those relating to the current macroeconomic uncertainty, and evaluating the appropriateness of these assumptions and their consistency with management's presentations to the Board and Audit Committee
– Comparing the forecasts within the going concern model to recent historical financial information
– Testing the mechanical accuracy of the going concern model
– Testing the covenant compliance calculations and headroom thereof, both under the group's forecasts and in severe downside scenarios
– Confirming the existence and availability of financing facilities
– Evaluating the appropriateness of management's sensitivity analysis modelled under their most severe scenario, including an evaluation of the mitigating actions available to management
– Evaluating the disclosures on going concern

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In relation to the reporting on how the group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5.1. VALUATION OF GOODWILL

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations

VALUATION OF GOODWILL
(Refer to the Accounting Policies and Note 14 (Intangible assets) to the financial statements, and the Audit Committee Report)

The group's assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill to its carrying value at the measurement date. The recoverable amount is calculated as the higher of fair value less costs of disposal and value in use. The group used the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, short-term cash flow forecasts and long-term growth rates. The net book value of goodwill was £8,453 million as at 31 December 2022 (31 December 2021: £7,612 million).
 	
We identified goodwill valuation as a key audit matter because of the significant judgements made by management, which consider future impacts of the current economic uncertainty, to estimate the value in use of goodwill and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements, including the use of specialists. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature with increased uncertainty due to inflationary pressures, rising interest rates and global economic uncertainty. Through our risk assessment procedures, we identified those inputs that were the most sensitive in determining the value in use, which enabled us to design our audit procedures to focus on those estimates that are either complex, including the discount rate calculation, or subjective in nature, including the short-term forecasts and long-term growth rates.
	Our audit procedures focused on challenging and evaluating the discount rates, short-term forecasts and long-term growth rates used in the discounted cash flow model to determine the value in use and included the following audit procedures, among others:
	
	– We tested the effectiveness of controls over management's estimations of the short-term cash flow forecasts, discount rates and long-term growth rates used to determine the value in use
	– We assessed the appropriateness of forecasted revenue and operating margin growth rates by performing procedures such as comparing to external economic data, including peers, market data and wider economic forecasts, specifically assessing the impact of inflationary pressures and rising interest rates on the forecasts
	– We evaluated management's ability to accurately forecast future revenues and growth rates by comparing actual results to management's historical forecasts
	– With the assistance of our valuation specialists, we assessed the mechanical accuracy of the impairment model and the methodology applied by management for consistency with the requirements of IAS 36
	– With the assistance of our valuation specialists, we evaluated the appropriateness of the discount rates and long-term growth rates used by:
	  – Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation
	  – Assessing the methodology applied in the discount rate calculation against market practice valuation techniques
	  – Assessing the long-term growth rates against independent market data and an independently derived weighted average rate for each country, based on their GDP forecasts
	– We evaluated the group's disclosures on goodwill against the requirements of IFRS
		Based on our procedures, we determined management's assumptions used in the valuation of goodwill to be reasonable.

6. OUR APPLICATION OF MATERIALITY

6.1. MATERIALITY

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent Company financial statements
Materiality	£60 million (2021: £55 million)	£30 million (2021: £27.5 million)
Basis for determining materiality	We have considered a number of metrics when determining group materiality, including: pre-tax profit; revenue; and headline EBITDA. Our selected materiality figure represents 5.2% of pre-tax profit, 0.4% of revenue and 2.7% of Headline EBITDA.[1] In 2021, we determined materiality to be £55 million, as 5.8% of pre-tax profit excluding impairment of goodwill and investments in associates, and retranslation of financial instruments, 0.4% of revenue and 2.7% of Headline EBITDA.	The basis for materiality is shareholder's equity. The materiality used is less than 1% of shareholders' equity (2021: less than 1% of shareholders' equity), and is capped at 50% of group materiality (2021: 50%).
Rationale for the benchmark applied	We have determined that the critical benchmark for the Group was pre-tax profit because we consider this measure to be the primary focus of users of the financial statements. We also considered revenue and headline EBITDA as relevant metrics to the users of the financial statements.	Due to the nature of the company as a parent entity holding company, we consider shareholders' equity to be the most appropriate basis for materiality.

[1] The calculation of headline EBITDA is set out on page 216



- Group materiality £60m
- Component materiality range £2.5m-£30m
- Audit Committee reporting threshold £2.5m
- PBT
- Group materiality

PBT £1,160m

6.2. PERFORMANCE MATERIALITY

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group **financial statements**	**Parent Company** **financial statements**
Performance materiality	65% (2021: 60%) of group materiality	65% (2021: 60%) of parent company materiality
Basis and rationale for determining performance materiality	In determining performance materiality, we considered factors including: – Our risk assessment and assessment of the Group's overall control environment, financial processes and systems in the majority of areas of the audit – Our past experience of the audit, including the restatements required during 2020 for the 2018 and 2019 financial statements The increase in the performance materiality percentage in the current period reflects the prior-year remediation of previously identified material weaknesses.	The parent company performance materiality has been set at 60% of parent company materiality, to align with the group performance materiality threshold used.

6.3. ERROR REPORTING THRESHOLD

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of £2.5 million (2021: £2.0 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7. AN OVERVIEW OF THE SCOPE OF OUR AUDIT

7.1. IDENTIFICATION AND SCOPING OF COMPONENTS

As a result of the disaggregated structure and diversity of the Group, a significant portion of our audit planning effort was ensuring that the scope of work is appropriate in addressing the identified risks of material misstatement. In selecting the components that are in scope each year, we refresh and update our understanding of the group and its environment, including obtaining an understanding of the group's system of internal controls, and assessing the risks of material misstatement at the group level, in order to ensure that the components selected for audit provide an appropriate basis on which to undertake audit work to address the identified risks of material misstatement. Such audit work represents a combination of procedures, all of which are designed to target the group's identified risks of material misstatement in the most effective manner possible.

Those entities subjected to audit represented 68% of the group's consolidated revenue (2021: 70% revenue) achieved through a combination of direct testing and specified audit procedures, including substantive analytical review procedures, performed by the group auditor and component auditors across the world. Component teams performed specified audit procedures on 64 operating units (2021: 62), defined as business locations operating under a common control environment. Our audit work on components is executed at levels of materiality appropriate for such components, many of which are local statutory materiality levels which in all instances are no higher than 50% of group performance materiality.

In order to support our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components, we tested the consolidation process and performed analytical procedures at both the group level and component level for components deemed to be out-of-scope.



- ● Full audit scope
- ● Analytical procedures at group level

7.2. OUR CONSIDERATION OF THE CONTROL ENVIRONMENT
WPP plc is reliant on the effectiveness of a number of IT applications and controls to ensure that financial transactions are processed and recorded completely and accurately. As the group files its financial statements in the US, the group is required to comply with the US Sarbanes Oxley Act. Accordingly, we perform testing of internal controls, including the general IT controls, over financial reporting in all areas of the audit.

7.3. OUR CONSIDERATION OF CLIMATE-RELATED RISKS
The group identified climate-related risks such as the increased frequency of extreme weather and climate-related natural disasters, increased reputational risk associated with working on environmentally detrimental client briefs, and/or misrepresenting environmental claims and changes in regulation and reporting standards which could result in climate-related litigation and claims. The risks are disclosed within the Task Force on Climate-Related Financial Disclosures ("TCFD") statement on pages 220 to 226 of the Annual Report.

Our risk assessment procedures in relation to the impact of climate-related risks involved obtaining an understanding of management's relevant processes and controls. We further reviewed management's paper assessing these risks. We evaluated these risks to assess whether they were complete and consistent with our understanding of the entity and our wider risk assessment procedures.

Our procedures to address our identified risks involved considering the impact of the risks on the financial statements overall, including in the application of individual accounting standards. Such considerations included the impact of the Group's net zero carbon emission commitments, and changes in regulation and reporting standards. We further reconciled the disclosures made to underlying supporting evidence. With the assistance of internal specialists, we assessed the TCFD recommended disclosures within the Annual Report and considered whether they are materially consistent with the financial statements and our knowledge obtained in the audit.

7.4. WORKING WITH OTHER AUDITORS
The group audit team exercises its oversight of component auditors using a carefully designed programme, which considers a variety of factors including the size and complexity of the entity. The group audit team directs, supervises and evaluates the audit work performed by component audit teams by:

– Speaking regularly with teams about the status of their work
– Reviewing reporting and underlying workpapers where determined to be necessary
– Attending key meetings including close meetings

In order to drive consistency and comparability over the audit work performed by our component auditors, the group engagement team directly leads the risk assessment process in all areas of the audit. This process involves workshops with our local audit teams to enhance and confirm the group teams understanding of local processes and risks. After consideration of how the nature and extent of those operating unit level risks contribute to risk of material misstatement at a group level the group engagement team, in consultation with the local team, confirms the specific audit procedures that component auditors are instructed to perform.

In years when we elect to not visit a component, either physically or virtually, we:

– Include the component audit partner in our team planning meeting
– Discuss the results of the Group-led risk assessment
– Review the documentation of the findings from their work and discuss with them as needed

These are designed so that the Senior Statutory Auditor or a senior member of the group audit team can have oversight of the work of our component auditors on a regular basis. In addition, we assess the competence of each of our component auditors.

We also hold quarterly meetings with management at a regional and global level in order to update our understanding of the Group and its environment on an ongoing basis.

8. OTHER INFORMATION
The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9. RESPONSIBILITIES OF DIRECTORS
As explained more fully in the statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10. AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/ auditorsresponsibilities. This description forms part of our auditor's report.

11. EXTENT TO WHICH THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1. IDENTIFYING AND ASSESSING POTENTIAL RISKS RELATED TO IRREGULARITIES

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- The nature of the industry and sector, control environment and business performance including the design of the group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets, including consideration of the visibility of management incentive schemes and how they could influence local, regional and global management behaviour
- The group's own assessment of the risks that irregularities may occur either as a result of fraud or error that was approved by the board
- Results of our enquiries of management, the group's general counsel, internal audit and the audit committee about their own identification and assessment of the risks of irregularities, including consideration of the nature and quantum of matters raised to the group's Business Integrity team
- Any matters we identified having obtained and reviewed the group's documentation of their policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud
  - the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations
- The matters discussed among the audit engagement team including significant component audit teams and relevant internal specialists, including fraud, impairment, tax, valuations, pensions and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override, including adjustments made in the financial reporting process outside of local operational reporting.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the Securities and Exchange Commission rules, Securities Law in the UK and US, the UK Listing Rules, Companies (Jersey) Law, 1991 and tax legislation in the group's various jurisdictions.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group's ability to operate or to avoid a material penalty. These included the US Foreign Corrupt Practices Act and the UK Bribery Act.

11.2. AUDIT RESPONSE TO RISKS IDENTIFIED

As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

Our procedures to respond to risks identified included the following:

- Reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements
- Enquiring of management, the audit committee and external legal counsel concerning actual and potential litigation and claims
- Performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud
- Reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with relevant tax authorities
- In addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments, including those made outside of local operational reporting; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and significant component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
12. OPINIONS ON OTHER MATTERS PRESCRIBED BY OUR ENGAGEMENT LETTER
In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006 as if that Act had applied to the group.

In our opinion, based on the work undertaken in the course of the audit:

– The information given in the strategic report and the corporate governance report for the financial year for which the financial statements are prepared is consistent with the financial statements
– The strategic report and the corporate governance report have been prepared in accordance with applicable legal requirements

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

13. CORPORATE GOVERNANCE STATEMENT
The Listing Rules require us to review the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

– The directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 90
– The directors' explanation as to its assessment of the group's prospects, the period this assessment covers and why the period is appropriate set out on page 90
– The directors' statement on fair, balanced and understandable set out on page 157
– The board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on pages 91 to 97
– The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 124
– The section describing the work of the audit committee set out on pages 122 to 127

14. MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
14.1. ADEQUACY OF EXPLANATIONS RECEIVED AND ACCOUNTING RECORDS
Under the Companies (Jersey) Law, 1991 we are required to report to you if, in our opinion:

– We have not received all the information and explanations we require for our audit, or
– Proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us, or
– The parent company financial statements are not in agreement with the accounting records and returns

We have nothing to report in respect of these matters.

14.2 DIRECTORS' REMUNERATION
Under our engagement letter we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

15. OTHER MATTERS WHICH WE ARE REQUIRED TO ADDRESS
15.1. AUDITOR TENURE
Following the recommendation of the audit committee, we were appointed by the company at the Annual General Meeting on 20 May 2002 to audit the financial statements for the year ending 31 December 2002 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 21 years, covering the years ending 31 December 2002 to 31 December 2022.

15.2. CONSISTENCY OF THE AUDIT REPORT WITH THE ADDITIONAL REPORT TO THE AUDIT COMMITTEE
Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

16. USE OF OUR REPORT
This report is made solely to the company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law, 1991. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and those matters we have expressly agreed to report to them on in our engagement letter and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.14R, these financial statements will form part of the European Single Electronic Format (ESEF) prepared Annual Financial Report filed on the National Storage Mechanism of the UK FCA in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditor's report provides no assurance over whether the annual financial report has been prepared using the single electronic format specified in the ESEF RTS.

James A Bates

James Bates, FCA
Senior statutory auditor
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
23 March 2023

RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and adjusted free cash flow. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit measures, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:

	2022 £m	2021 £m	2020 £m
Revenue	**14,428.7**	12,801.1	12,002.8
Media pass-through costs	(1,905.7)	(1,865.3)	(1,555.2)
Other pass-through costs	(723.7)	(538.6)	(685.6)
Revenue less pass-through costs	**11,799.3**	10,397.2	9,762.0

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit/(loss) before taxation to headline operating profit:

	2022 £m	2021 £m	2020 £m
Profit/(loss) before taxation	**1,159.8**	950.8	(2,790.6)
Finance and investment income	145.4	69.4	82.7
Finance costs	(359.4)	(283.6)	(312.0)
Revaluation and retranslation of financial instruments	76.0	(87.8)	(147.2)
Profit/(loss) before interest and taxation	**1,297.8**	1,252.8	(2,414.1)
Earnings/(loss) from associates – after interest and tax	60.4	(23.8)	136.0
Operating profit/(loss)	**1,358.2**	1,229.0	(2,278.1)
Operating profit/(loss) margin %	**11.5%**	11.8%	(23.3%)
Goodwill impairment	37.9	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Intangible asset impairment	29.0	–	–
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to Covid-19	15.1	29.9	232.5
Property related costs	18.0	–	–
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	–	(0.6)
Litigation settlement	–	21.3	25.6
Headline operating profit	**1,741.8**	1,493.5	1,260.5
Headline operating profit margin %	**14.8%**	14.4%	12.9%

	2022 £m	2021 £m	2020 £m
Headline operating profit	**1,741.8**	1,493.5	1,260.5
Finance and investment income	145.4	69.4	82.7
Finance costs (excluding interest expense related to lease liabilities)	(263.7)	(192.7)	(211.0)
	(118.3)	(123.3)	(128.3)
Interest cover[1] on headline operating profit	**14.7 times**	12.1 times	9.8 times

Note

[1] Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics

Headline operating profit and headline operating margin are metrics that management use to assess the performance of the business.

Headline operating profit margin before and after earnings from associates:

	Margin %	2022 £m	Margin %	2021 £m	Margin %	2020 £m
Revenue less pass-through costs		**11,799.3**		10,397.2		9,762.0
Headline operating profit	14.8	1,741.8	14.4	1,493.5	12.9	1,260.5
Earnings from associates (after interest and tax, excluding adjusting items)		73.9		86.1		10.1
Headline PBIT	15.4	1,815.7	15.2	1,579.6	13.0	1,270.6

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

	2022 £m	2021 £m	2020 £m
Headline PBIT (as above)	**1,815.7**	1,579.6	1,270.6
Depreciation of property, plant and equipment	166.9	151.2	174.8
Amortisation of other intangible assets	21.9	19.9	35.2
Headline EBITDA (including depreciation of right-of-use assets)	**2,004.5**	1,750.7	1,480.6
Depreciation of right-of-use assets	262.2	272.9	331.9
Headline EBITDA	**2,266.7**	2,023.6	1,812.5

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric.

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2022 £m	2021 £m	2020 £m
Profit/(loss) before taxation	**1,159.8**	950.8	(2,790.6)
Goodwill impairment	37.9	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Intangible asset impairment	29.0	–	–
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to Covid-19	15.1	29.9	232.5
Property related costs	18.0	–	–
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	–	(0.6)
Litigation settlement	–	21.3	25.6
Share of adjusting items of associates	134.3	62.3	146.1
Revaluation and retranslation of financial instruments	(76.0)	87.8	147.2
Headline PBT	**1,601.7**	1,365.4	1,041.3
Headline tax charge	(408.8)	(327.9)	(239.9)
Headline non-controlling interests	(92.7)	(83.0)	(58.9)
Headline earnings	**1,100.2**	954.5	742.5

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

	2022 £m	2021 £m	2020 £m
Headline PBT	1,601.7	1,365.4	1,041.3
Tax charge	384.4	230.1	127.1
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	(9.0)	31.5	(2.7)
Tax credit relating to restructuring and transformation costs	41.1	38.4	14.3
Tax credit relating to restructuring and transformation costs in relation to Covid-19	5.4	7.3	51.2
Tax (charge)/credit relating to litigation settlement	–	(5.4)	5.4
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	(15.4)	5.6	36.0
Deferred tax relating to gains on disposal of investments and subsidiaries	2.3	20.4	8.6
Headline tax charge	408.8	327.9	239.9
Headline tax rate	25.5%	24.0%	23.0%

In 2021 the Group reassessed the measure of headline tax rate, as some associate businesses are classified as US tax partnerships with their related tax forming part of the headline tax charge, and now considers the most appropriate metric is to use the headline tax charge as a percentage of headline PBT (that includes the share of headline results of associates). The headline tax rate on headline PBT including the share of headline results of associates was 25.5% (2021: 24.0%, 2020: 23.0%). Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Calculation of headline non-controlling interests:

	2022 £m	2021 £m	2020 £m
Non-controlling interests	92.7	83.0	53.9
Non-controlling interests relating to restructuring costs in relation to Covid-19	–	–	5.0
Headline non-controlling interests	92.7	83.0	58.9

Reconciliation of adjusted free cash flow:

	2022 £m	2021 £m	2020 £m
Cash generated by operations	1,268.2	2,580.3	2,583.9
Plus			
Interest received	88.9	47.5	73.6
Investment income	24.5	17.8	8.7
Dividends from associates	37.6	53.4	32.5
Share option proceeds	1.2	4.4	–
Less			
Earnout payments	(71.4)	(57.0)	(115.2)
Corporation and overseas tax paid	(390.9)	(391.1)	(371.5)
Interest and similar charges paid	(210.2)	(173.7)	(173.9)
Interest paid on lease liabilities	(92.4)	(88.4)	(98.5)
Repayment of lease liabilities	(309.6)	(320.7)	(300.1)
Purchases of property, plant and equipment	(208.4)	(263.2)	(218.3)
Purchase of other intangible assets (including capitalised computer software)	(14.9)	(29.9)	(54.4)
Dividends paid to non-controlling interests in subsidiary undertakings	(69.5)	(114.5)	(83.3)
Adjusted free cash flow	53.1	1,264.9	1,283.5

The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

ADJUSTED NET DEBT AND AVERAGE ADJUSTED NET DEBT

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular.

Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year.

Reconciliation of adjusted net debt:

	2022 £m	2021 £m	2020 £m
Cash and short-term deposits	2,491.5	3,882.9	12,899.1
Bank overdraft, bonds and bank loans due within one year	(1,169.0)	(567.2)	(8,619.2)
Bonds and bank loans due after one year	(3,801.8)	(4,216.8)	(4,975.5)
Adjusted net debt	(2,479.3)	(901.1)	(695.6)

Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt excludes lease liabilities.

FUTURE RESTRUCTURING AND TRANSFORMATION COSTS

Further restructuring and transformation costs are expected from 2023 to 2025, with approximately £250 million in relation to the continued rollout of the Group's new ERP system in order to drive efficiency and collaboration throughout the Group. Costs of between £100 million and £150 million are also expected in relation to other IT transformation projects, shared service centres and co-locations.

CONSTANT CURRENCY AND PRO FORMA ('LIKE-FOR-LIKE')

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the Glossary on pages 232 and 233.

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

	Revenue less pass-through costs £m	
2020	9,762.0	
Impact of exchange rate changes	(487.4)	-5.0%
Impact of acquisition	(58.6)	-0.6%
Like-for-like growth	1,181.2	12.1%
2021	10,397.2	6.5%
Impact of exchange rate changes	611.9	5.9%
Impact of acquisition	72.8	0.7%
Like-for-like growth	717.4	6.9%
2022	11,799.3	13.5%

(LOSS)/EARNINGS FROM ASSOCIATES – AFTER INTEREST AND TAX

Management reviews the '(Loss)/earnings from associates – after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting items of associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the Income Statements of the associate undertakings.

The following table is an analysis of '(Loss)/earnings from associates – after interest and tax' and underlying component movements:

	2022 £m	2021 £m	2020 £m
Share of profit before interest and taxation	219.6	208.5	142.5
Share of adjusting items	(134.3)	(62.3)	(146.1)
Share of interest and non-controlling interests	(104.7)	(83.9)	(91.4)
Share of taxation	(41.0)	(38.5)	(41.0)
(Loss)/earnings from associates – after interest and tax	(60.4)	23.8	(136.0)

Share of adjusting items of £134.3 million (2021: £62.3 million, 2020: £146.1 million) primarily comprise £75.8 million (2021: £38.8 million, 2020 £54.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off costs of £54.8 million (2021: £18.8 million, 2020: £89.3 million) within Kantar.

ADDITIONAL
INFORMATION



TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES STATEMENT

UK LISTING RULES STATEMENT OF COMPLIANCE

WPP was an early adopter of the Task Force on Climate-related Financial Disclosures. WPP's fifth disclosure, set out below, is structured around the four TCFD themes of governance, strategy, risk management, and metrics and targets. We aim to develop our disclosures in line with TCFD's 11 recommended disclosures set out in June 2017 (see table below).

We report in line with the FCA Listing Rule LR 9.8.6(8)b, which requires us to report on a 'comply or explain' basis against the TCFD Recommended Disclosures in respect of the financial year ended 31 December 2022. We consider our climate-related financial disclosures to be consistent with nine of the 11 TCFD Recommended Disclosures and we have explained why we are not consistent for the remaining two in the related sections. Therefore our disclosures are compliant with Listing Rule 9.8.6(8)b.

Some of these recommendations, published in the 2021 TCFD Annex, will take more time for us to become fully consistent with due to challenges around data access. These relate to detailed financial impacts and quantitative scenario analysis of climate-related risks and opportunities. We will continue to implement the rest of the 2021 TCFD Annex 1 recommendations over the course of 2023 and intend to apply these more fully in our future disclosures.

COMPLIANCE STATUS

Governance	Strategy	Risk management	Metrics and targets
a) Board's oversight of climate-related risks and opportunities ✓	a) Climate-related risks and opportunities over a short, medium and long-term horizon ✓	a) Processes for identifying and assessing climate-related risks ✓	a) Metrics to assess climate-related risks and opportunities in line with strategy and risk management process ✓
b) Management's role in assessing and managing climate-related risks and opportunities ✓	b) Impact of climate-related risks and opportunities on the business, strategy and financial planning ◷	b) Processes for managing climate-related risks ✓	b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks ✓
	c) Resilience of the organisation's strategy, considering different climate-related scenarios, including a 2°C or lower scenario ◷	c) Identifying, assessing and managing climate-related risks, and integration into overall risk management ✓	c) Targets used to manage climate-related risks and opportunities, and performance against targets ✓

GOVERNANCE

Our Executive Directors (CEO and CFO) have overall responsibility for climate-related risks and opportunities and our performance on carbon reduction is integrated into their incentive plans. The WPP Executive Committee sets the sustainability strategy and oversees the approach across agencies in its implementation. The Chief Sustainability Officer has operational responsibility for assessing and managing climate issues. Progress against climate-related metrics and targets is communicated to the business on an annual basis. Where appropriate, agencies and functions are informed about climate-related issues through targeted briefings.

The Board is responsible for the overall long-term success of WPP and for setting the Company's strategic direction, including in relation to climate change. The Board approves the Sustainability Policy and Environment Policy and, where relevant, considers climate-related issues (as Section 172 factors) when overseeing major decisions (set out in 'WPP Matters Reserved for the Board' on wpp.com).

The Sustainability Committee of the Board is attended by both the CEO and CFO, as well as experienced Non-Executive Directors (see 'Our Board' from page 104) with extensive sustainability expertise, and supports the Board in its oversight of the Company's net zero strategy. The Sustainability Committee met five times in 2022 and selected a sustainability-related topic to be presented to the Board after each Committee meeting. Climate-related topics were discussed at all Committee meetings in 2022. The Committee's remit includes reviewing and monitoring implementation of the Company's sustainability strategy and evaluating performance against climate targets and commitments.

As the Company's clients integrate climate adaptation and mitigation into their business strategies, the Committee will continue to review the growth of services which maximise their success. It will also review climate adaptation and transition plans, including steps to ensure that our campuses and offices are resilient to extreme weather and that we are meeting growing regulatory requirements that face both WPP and its clients.

2022 Board actions:	Next steps:
Updated Sustainability Policy and new Environment Policy approved by the Board.	Annual Board review and approval of Sustainability and Environment Policies.
GroupM presented its media decarbonisation strategy, covering 55% of WPP's overall emissions.	In 2023, the Board Sustainability Committee will monitor the development and review the outputs of WPP's Net Zero Transition Plan.
Reviewed and commented on WPP's climate-related risks and opportunities.	
Reviewed WPP's Assignment Acceptance Policy and Framework and Green Claims Guide.	
Professor Dr Johan Rockström, Director of the Potsdam Institute for Climate Impact Research and Professor in Earth System Science at the University of Potsdam, engaged with and presented to the Board on climate-related issues.	

ⓘ **Further information on sustainability governance is provided on page 85 of this Annual Report. The Sustainability Committee's report features on pages 128 and 129**

KEY

✓ In compliance   ◷ Partial compliance

CLIMATE CHANGE STRATEGY

At WPP we support the aims of the Paris Agreement and believe in the urgent need to transition to net zero. WPP is a proud signatory to the UN Global Compact's Business Ambition for 1.5°C, the purpose of which is to galvanise business support for climate action, and to the UNFCCC's Race to Zero campaign.

WPP's disclosure of climate-related risks and opportunities provided in this section outlines the impacts we expect to see on our business between now and 2030. It includes qualitative disclosure of both the impact on, and the resilience of, WPP's strategy. Details of the time horizons and climate scenarios considered as part of this assessment are included in the tables below. The process used to determine these risks and opportunities is covered in the Risk Management section (page 225).

There is no material impact from climate change on our current year financial reporting. Materiality is described in Our Application of Materiality (page 211). The most significant impacts from the climate-related risks and opportunities summarised below are expected to be realised on a timeframe that exceeds our current financial planning. At present, we do not provide quantified disclosures of the financial impacts of climate-related risks and opportunities in the context of financial planning. In 2023, we will develop and publish a Net Zero Transition Plan, including an evaluation of the costs associated with our climate-related risks and opportunities.

ⓘ Further information on WPP's sustainability strategy and commitments can be found on pages 66 to 85 of this Annual Report

2022 actions:
– Time horizons for climate-related risks and opportunities and qualitative scenario analysis integrated into TCFD disclosures for the first time.

Next steps:
– Develop and publish Net Zero Transition Plan, including a first evaluation of costs associated with our climate-related risks and opportunities.

– Continue to strengthen climate scenario analysis and resilience testing eg factoring into investment case for new assets and longer-term (eg 2050) impacts.

CLIMATE-RELATED RISK AND OPPORTUNITIES DISCLOSURE

TIME HORIZONS

Time horizon	Time period	Internal time horizon alignment
○ Short term	2022-2023	Annual Reporting periods
◑ Medium Term	2024-2027	Scope 1 and 2 science-based reduction target (2025) and Transformation Programme (2027)
● Long Term	2027-2030	Scope 3 science-based reduction target (2030)

CLIMATE SCENARIOS

Description	High carbon (more than 4°C)	Low carbon (less than 2°C)	Very low carbon (less than 1.5°C)
Physical Impacts	The physical impacts of climate change are broadly consistent across all three scenarios considered (in line with the RCP and SSP narratives). We are already experiencing increased exposure to extreme weather events.		
Policy to support decarbonisation	Limited policy support. Market-based solutions are prioritised.	Support in markets currently advancing policy. This includes the UK, United States and EU. Market-based solutions make up a significant proportion of achieved decarbonisation.	Policy support is widespread, accelerating progress towards net zero across our value chain. Market-based solutions are still utilised.
Regulation and reporting standards	Limited regulation and reporting standards applicable to our sector. No regulation of green claims and carbon-based products.	Limited to markets currently advancing regulation and reporting standards applicable to our sector. This includes some regulation of green claims and the advertising of high-carbon products.	Widespread regulation and reporting standard applicable to our sector. This includes regulation of green claims and the advertising of high-carbon products.
Sustainable consumption	Some clients and consumers seek sustainable products and services, but the rise in demand is not substantial.	Clients and consumers in many markets increasingly seek sustainable products and services and are supported by regulation and policy.	Rapid and substantial growth in demand for sustainable products and services, supported by regulation and policy. Sustainable consumption becomes the norm in many markets.
RCP Alignment	RCP 8.5- Business as Usual, 4-degree Celsius.	RCP 2.6- 'Acceptable Limit' 2-degree Celsius.	RCP 1.9- net zero transition, 1.5-degree Celsius.
IPCC SSP Alignment	SSP4- A Road Divided.	SSP2- Middle of the Road.	SSP1- The Green Road.

WPP'S CLIMATE-RELATED RISKS AND OPPORTUNITIES

RISK OR OPPORTUNITY DESCRIPTION	POTENTIAL IMPACT			HOW IT IS MANAGED AND RESILIENCE CONSIDERATIONS
	HIGH CARBON	LOW CARBON	VERY LOW CARBON	

PHYSICAL RISKS AND OPPORTUNITIES

Increased frequency of extreme weather and climate-related natural disasters  This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations. We consider this risk relevant to all operations, however certain geographies (eg coastal cities, especially in Asia) are more exposed.	Our industry is less exposed to the costs of physical climate change than others. As the longer-term physical impacts under this scenario are more severe, WPP's campuses, business continuity procedures and employee support systems would require additional investment above current plans to minimise risk to infrastructure and, more critically, our people. These would also need to respond to increased climate-related migration, for example supporting our people through relocations.	Under these two scenarios, WPP's existing plans for campuses, business continuity procedures and employee support systems would minimise the impact of these. Additional plans would need to be put in place to manage the dynamics of issues including climate-related migration.		**Campuses (see page 19):** Co-locating our people in fewer, higher-capacity buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. Climate-related risk is considered when we invest in new campus buildings. In 2023 we will pilot a new ESG scorecard to assess building performance across a number of climate-related metrics. Our hybrid working approach, which incorporates new ways of working adopted during the pandemic, provides additional resilience by enabling fully remote working – provided employees and their families are in safe locations – during extreme weather events. **Employee Assistance Programme (EAP):** Available to 100% of employees, (see page 72) is activated in response to climate-related extreme weather events.

TRANSITION RISKS AND OPPORTUNITIES

Delivering net zero commitments  Delivering WPP's Scope 3 carbon reduction targets depends upon the adoption of new technologies (some of which have not yet been conceived or created) and business model innovations across the supply chain. We consider this risk relevant to all geographies, however it is more significant for operations with larger associated carbon emissions (eg media and production).	Increased investment would be required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities. Carbon removals offsets prices would likely rise, increasing the overall required expenditure to meet our net zero commitments.	Markets with less policy support and regulation may require additional expenditure to meet targets. Moderate demand-led increase in market-price per tonne of carbon would increase the cost of carbon removals required to meet our net zero commitments.	Policy support would accelerate the pace of change, reducing investment required to deliver targets. More rapid decarbonisation would reduce pressure on the carbon removals offset market, and reduce the overall cost associated with meeting our net zero commitment.	**Transition Plan:** In 2023, we will publish our first net zero transition plan which will outline further details on how we intend to deliver against our net zero targets. **Strong net zero governance and policy structures:** The Board Sustainability Committee was formed in 2019 to place increased focus on sustainability (see pages 128 and 129). In 2022, the Board approved an updated Sustainability Policy, and new Environment Policy which includes policy guidance around offsetting. Environmental, social and governance KPIs are included as part of the scorecard that determines the short-term incentive rewards for WPP's CEO and CFO. This includes WPP's performance against carbon reduction targets.

KEY

◆ Risk   ◇ Opportunity   ◯ Short term   ◑ Medium term   ⬤ Long term

RISK OR OPPORTUNITY DESCRIPTION	POTENTIAL IMPACT			HOW IT IS MANAGED AND RESILIENCE CONSIDERATIONS
	HIGH CARBON	LOW CARBON	VERY LOW CARBON	

TRANSITION RISKS AND OPPORTUNITIES

RISK OR OPPORTUNITY DESCRIPTION	HIGH CARBON	LOW CARBON	VERY LOW CARBON	HOW IT IS MANAGED AND RESILIENCE CONSIDERATIONS
Changes in regulation and reporting standards ◆ ○ ◑ ● WPP could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet its net zero commitments. Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.	A lack of ESG reporting regulation and standards could lead to mistrust of corporate carbon emissions data, net zero commitments and the advertising of sustainable products and services among consumers and clients.	Additional investment in internal capability building (managed at a global level), data capture, reporting and assurance would be required to meet the needs of legislation, including in the UK, United States and EU where legislation addressing ESG reporting is currently being enacted.	Additional investment in internal capability building (with localised expertise to support local compliance), data capture, reporting and assurance would be required to meet the needs of this legislation.	**Emerging regulation and reporting standards:** We are monitoring developments in legislation relating to ESG reporting and the regulation of environmental claims and investing in internal capability building in response. **Media decarbonisation:** Media accounts for more than 50% of WPP's total carbon footprint. Through our global framework for media decarbonisation, launched by GroupM in 2022, we are exploring opportunities to improve accounting for emissions from media buying (see page 76). **Offsetting:** Our Environment Policy covers how we manage the cost and quality of carbon credits purchased to offset emissions we cannot remove. In 2023 we will further develop our offsetting strategy as part of our transition plan.
Increased demand for sustainable products and services ◇ ◑ ● Opportunity to grow revenues from products and services which support clients as they seek to decarbonise their businesses. This may include developing low or net zero marketing, media and ecommerce services, developing sustainability-focused brand strategies and promoting sustainable consumption to consumers. This opportunity is relevant globally.	Under this scenario we have assumed that, while some clients and consumers will seek sustainable products and services, the overall rise in demand is limited. The overall impact on Group-level financial planning processes would, therefore, be limited.	Growth in demand would be steady, and revenue generated from sustainable products and services by 2030 would be material with some markets and services seeing more growth than others. Budgets and cash flow forecasts would likely reflect an investment in sustainability-related skills, as well as new sustainable product and service offerings.	Growth in demand would be rapid, and sustainable products and services would make up a significant proportion of revenues by 2030 across most markets and service offerings. Budgets and cash flow forecasts would be likely to reflect the required investment to meet the opportunity. Significantly increased investment in employee capability required, and growth through acquisition may be needed to meet demand. Innovation and investment in new products and services would be extensive.	**Investment in sustainable products and services:** Our sustainability strategy (see page 68) outlines our commitment to developing products and services which enable our clients to adopt leadership positions on climate change and exceed the expectations of consumers. In 2022, investment continued in virtual advertising production capability and GroupM's media decarbonisation programme. We continued to train our people to deliver net zero products and services through programmes such as AdGreen and our new Green Claims Guide and associated training, and to innovate on behalf of our clients through initiatives like Change the Brief, now open-sourced across our industry through the Change the Brief Alliance.

KEY

◆ Risk   ◇ Opportunity   ○ Short term   ◑ Medium term   ● Long term

RISK OR OPPORTUNITY DESCRIPTION	POTENTIAL IMPACT			HOW IT IS MANAGED AND RESILIENCE CONSIDERATIONS
	HIGH CARBON	LOW CARBON	VERY LOW CARBON	

TRANSITION RISKS AND OPPORTUNITIES

| **Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency**

◇

○ ◐

Through carbon reduction initiatives we have the opportunity to decrease the costs associated with energy use and limit increased costs associated with carbon taxation. This relates both to our buildings, and to energy-intense activities such as data storage. This opportunity is relevant globally. | While policy support for decarbonisation may be limited under this scenario, our investment in our net zero strategy would still achieve resource efficiencies. However, some decarbonisation opportunities, including technology-based solutions, may not be available without a support policy environment. This may increase our overall expenditure on carbon removals and offsets required to meet our net zero commitment. | A greater level of policy support for decarbonisation would widen the availability of opportunities to WPP. This would accelerate the overall rate at which we could decarbonise our buildings and value chain, and increase the potential rate of return. Overall, this would lower our reliance on removal-based offsetting and reduce the cost associated with meeting our net zero commitments. | | **Transition Plan:** As we develop our Net Zero Transition Plan we are assessing the cost-benefit of existing and potential decarbonisation projects in order to realise resource efficiency in our operations and value chain.

Campuses: We have been driving energy efficiency gains by ensuring that all buildings with a floor space exceeding 50,000 square feet are certified to advanced sustainability standards eg LEED and BREEAM. By 2025, the majority of our people will be based in net zero campuses using electricity purchased from 100% renewable sources.

Media decarbonisation: Media investment accounts for more than 50% of WPP's total carbon footprint. Our global framework for media decarbonisation, launched by GroupM in 2022, sets out their approach to measuring and reducing carbon emissions associated with media placement (see page 76). |
| **Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content**

◆

◐ ●

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of our role in driving unsustainable consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change. This risk is globally relevant, but in the short term is greater in geographies with existing or emerging regulation (Australia, EU, UK and United States). | Government regulation of environmental advertising and marketing claims is likely to be limited. We continue to invest in training to support credible environmental claims to respond to consumer and client concerns around credibility. There is little risk of litigation. | Government regulation of environmental advertising and marketing claims is likely to be centred on markets already advancing climate policy, in addition to consumer and client concern around credibility. This includes the UK and United States. The risk of litigation increases in those markets, and increased investment in training and capability is required to ensure advertising and marketing content is compliant. | Government regulation of environmental advertising and marketing claims is likely to be widespread, in addition to a significant rise in consumer and client concern around credibility. There is widespread risk of litigation and the potential for revenue losses should our reputation for credibility be jeopardised. Investment in localised training and capability would be required to ensure advertising and marketing content is compliant. | **Internal tools and procedures:** We have developed internal tools to help our people identify environmentally harmful briefs. These tools embed climate-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Conduct. We also ensure our policies reduce the risk that any client brief undermines the implementation of the Paris Agreement. In 2022, we introduced the Assignment Acceptance Policy and Framework and the Green Claims Guide to provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake (see page 77). |

KEY

◆ Risk ◇ Opportunity ○ Short term ◐ Medium term ● Long term

RISK OR OPPORTUNITY DESCRIPTION	POTENTIAL IMPACT			HOW IT IS MANAGED AND RESILIENCE CONSIDERATIONS
	HIGH CARBON	LOW CARBON	VERY LOW CARBON	
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental ◆ ◑ ⬤ WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups who are at different stages of the decarbonisation process. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.	Government regulation of environmental advertising and marketing claims is likely to be limited. We continue to invest in training to support credible environmental claims to respond to consumer and client concerns around credibility. There is little risk of litigation. The reputational risk associated with working on client briefs perceived to be environmentally detrimental is likely to be low, with limited government regulation of the ability to advertise for high-carbon products or services.	There is likely to be an increased risk associated with working on client briefs perceived to be environmentally detrimental. Government regulation in a limited number of markets could outline definitions of high-carbon products or services that cannot be advertised but this is restricted to the most carbon intense instances. The risk of litigation increases in those markets, and increased investment in training and capability is required to ensure advertising and marketing content is compliant.	There is a significant increased risk associated with working on client briefs perceived to be environmentally detrimental. Government regulation in a wide number of markets may outline definitions of high-carbon products or services that cannot be advertised and this covers a wider number of instances. There is widespread risk of litigation and the potential for revenue losses should our reputation for credibility be jeopardised. Investment in localised training and capability would be required to ensure advertising and marketing content is compliant.	**Accepting new assignments:** In 2022, we introduced the revised Assignment Acceptance Policy and Framework to provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake (see page 77).

RISK MANAGEMENT: IDENTIFYING CLIMATE RISK AND OPPORTUNITY

Sustainability risks, including climate-related risks, are integrated into our overall risk management processes. Performance and updated risk implications are reviewed by the Audit Committee on a regular basis.

Our overall risk management process is outlined on pages 86 to 90 and climate change risk is included as a risk within the principal risks and uncertainties disclosure on page 97.

WPP has implemented Risk Committees at Group level and in our operating companies with the aim of ensuring accountability at both levels to identify, monitor and proactively manage risk and compliance issues and we are embedding climate risks in their agendas.

Our business integrity programme is integral to ensuring that the policies, procedures and control environment set by the Board and commitments made on topics such as climate risk are understood and adhered to across all geographies and markets.

In 2021, the business continuity implications of physical climate change and the risk of not meeting WPP's sustainability commitments were integrated into the Business Integrity function's annual risk assessment.

The Board Sustainability Committee reviews WPP's climate-related risks and opportunities on an annual basis. This analysis is informed by interviews with sustainability and consumer experts from within WPP's agencies and external data sources including the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCPs).

Factors considered include regulatory requirements, reputational risk, physical risks and opportunities to advise our clients. Evaluation criteria include relevance to our industry, relevance to sustainability, regulatory and legal risks, financial implications and the operations affected.

ⓘ **WPP's overall approach to risk management and a summary of our principal risks can be found on pages 86 to 97 of this Annual Report**

KEY

◆ Risk   ◇ Opportunity   ○ Short term   ◑ Medium term   ⬤ Long term

METRICS AND TARGETS

Metrics and targets are used by WPP to assess and manage our climate-related risks and opportunities. As part of the process of preparing this disclosure, we have considered the metrics set out by the TCFD in tables A1.1, A1.2 and A2.1 of the TCFD recommendations.

A common challenge for reducing carbon emissions is being able to measure them with confidence. We are working to improve the quality and coverage of our emissions data.

For the second year, WPP appointed PricewaterhouseCoopers LLP ('PwC') to support the expansion of WPP's assurance programme for the carbon data disclosed in this report. Throughout this report, selected carbon metrics highlighted with the symbol ⊚ were subject to independent limited assurance by PwC. For the details and results of the limited assurance, see wpp.com/sustainabilityreport2022.

WPP risk or opportunity	TCFD A2.1 category		Metric or target
Increased frequency of extreme weather and climate-related natural disasters	Physical Risks	%	10% of headcount located in countries at "extreme" risk from the physical impacts of climate change in the next 30 years (2021: 10%)
Changes in regulation and reporting standards	Transition Risks	◎	In 2023, assess impact of ESG reporting legislation changes and determine a programme of works for implementation
Delivering net zero commitments	GHG Emissions[1]	◎	Achieving net zero in our own operations (Scope 1 and 2) by 2025 and across our supply chain (Scope 3) by 2030, including emissions from media buying – an industry first
		◎	Reducing absolute Scope 1 and 2 greenhouse gas emissions by 84% by 2025 and absolute Scope 3 emissions – including media buying – by 50% by 2030, both from a 2019 base year
		◎	Sourcing 100% of our electricity from renewable sources by 2025
		%	Absolute Scope 1 and Scope 2 emissions (see Carbon Emissions Statement – page 227)
		%	Scope 1 and 2 carbon emissions per person and per unit of revenue (see Carbon Emissions Statement – page 227)
		%	Scope 3 carbon emissions[2] (see 2022 Sustainability Report)
		%	83% electricity purchased from renewable sources (2021: 74%)
	Capital Deployment	◎	Publish net zero transition plan in 2023
	Remuneration	%	Integration of performance on Scope 1 and 2 carbon reduction targets in executive remuneration (see Compensation, succession and evaluation – from page 130)
	Internal Carbon Prices	%	£6.01 per tCO$_2$e associated with business air travel recharged to WPP agencies (2021: £2.03 per tCO$_2$e)
Increased demand for sustainable products and services	Climate-Related Opportunities	%	78% of our top 50 clients have set or committed to set science-based carbon reduction targets (2021: 62%)
Achieving resource efficiencies through cutting our carbon footprint and improving energy efficiency	Climate-Related Opportunities	◎	100% electricity purchased from renewable sources by 2025
		◎	85% of employees in net zero campuses by 2025
Increased reputational risk associated with misrepresenting environmental claims in marketing and advertising content	Transition Risks	◎	In 2023, make Green Claims Guide training available for clients and sectors most exposed to reputational or legal risk
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental	Transition Risks	◎	In 2023, make Green Claims Guide training available for clients and sectors most exposed to reputational or legal risk

[1] For our emissions and energy disclosure, including prior year metrics, see page 227. Additional information on our carbon emissions methodology is included in the 'WPP Sustainability Reporting Criteria 2022', see wpp.com/sustainabilityreport2022

[2] Our 2022 Sustainability Report provides additional information on our strategy, targets and commitments. It is referred to where additional detail to that which is included in the 2022 Annual Report is required

KEY

◎ Target   % Metric

OTHER STATUTORY INFORMATION

EMISSIONS AND ENERGY

CO_2e EMISSIONS BREAKDOWN (TONNES/ENERGY (MWh)

		2022						2021	2020	2019
Emissions source		UK		Non-UK		Total		Total	Total	Total
Continuing operations		Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Energy MWh	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e	Tonnes of CO_2e
Scope 1	Natural Gas	7,297	1,476	14,667	2,967	21,964	4,443	5,071	4,069	6,299
	Diesel and Heating Oil	0	0	2,356	698	2,356	698	638	692	541
	Company cars (Centrally Contracted)	N/A	16	N/A	4,894	N/A	4,910	4,429		
	Sub-total Scope 1	**7,297**	**1,492**	**17,023**	**8,559**	**24,320**	**10,051** ⊙	**10,138**	**17,041**	**18,175**
	Company cars (Local Contracts)	N/A	17	N/A	4,037	N/A	4,054	3,154		
	Total Scope 1	**7,297**	**1,509**	**17,023**	**12,596**	**24,320**	**14,105**	**13,292**	**21,802**	**25,015**
Scope 2	Standard Electricity (location based)	0	0	23,508	10,241	23,508	10,241	20,602	28,984	56,421
	Green and renewable electricity (location based)	10,105	1,954	104,314	37,418	114,419	39,372	34,150	31,671	27,324
	Heat and steam	0	0	7,197	1,254	7,197	1,254	1,238	1,177	1,820
	Total Scope 2 (location based emissions)	**10,105**	**1,954**	**135,019**	**48,913**	**145,124**	**50,867** ⊙	**55,990**	**61,832**	**85,565**
	Standard electricity (market based)	0	0	23,508	9,842	23,508	9,842	20,602	28,983	60,750
	Green and renewable electricity (market-based)	10,105	0	104,314	0	114,419	0	0	0	0
	Heat and steam	0	0	7,197	1,254	7,197	1,254	1,238	1,177	1,820
	Total Scope 2 (market based emissions)	**10,105**	**0**	**135,019**	**11,096**	**145,124**	**11,096** ⊙	**21,840**	**30,160**	**62,570**
Total Scope 1 and 2	Total Scope 1 and 2 (location based)	**17,402**	**3,463**	**152,042**	**61,509**	**169,444**	**64,972**	**69,282**	**83,634**	**110,580**
	Total Scope 1 and 2 (market based)	**17,402**	**1,509**	**152,042**	**23,692**	**169,444**	**25,201**	**35,132**	**51,962**	**87,585**
Scope 3	Business air travel (Centrally Contracted Flights)	N/A		N/A		N/A	34,315 ⊙	11,421	23,325	122,967
	Business air travel (Locally Contracted and Uplifted)						21,347			
	Total Scope 3	N/A		N/A		N/A	**55,662**	**11,421**	**23,325**	**122,967**

WPP'S CARBON INTENSITY (TONNES OF CO_2e)

Intensity metric		UK		Non-UK		Total	2021	2020	2019
Total Scope 1 and 2	Tonnes per full-time employee (market based)	N/A	0.12	N/A	0.23	0.22	0.32	0.52	0.82
	Tonnes per £m revenue (market based)	N/A				1.75	2.74	4.33	6.62
Scope 3	Tonnes per full-time employee	N/A				0.48	0.10	0.23	1.15

Notes

1 Our carbon emissions statement has been prepared in accordance with the Greenhouse Gas Protocol and aligns with the scope 2 market-based emissions methodology guidance. Our reporting incorporates carbon dioxide equivalent emissions from building energy use and business air travel. Emissions data is included for all operations where WPP have control of the entity, either through majority ownership of the equity share capital or through other facts and circumstances that lead to the conclusion that WPP have power over the investee.

2 This year, in line with UK Streamlined Energy and Carbon Reporting (SECR) requirements, we have calculated our energy use and emissions for UK markets, showing in a separate column.

3 Additional information on our carbon emissions methodology is included in our Sustainability Report and Reporting Criteria on our website (wpp.com/sustainability).

⊙ Indicates the selected metrics have been subject to independent limited assurance procedures by PricewaterhouseCoopers for the year ending 31 December 2022. For PwC's 2022 Limited Assurance report and the 'WPP Sustainability Reporting Criteria 2022', see our 2022 Sustainability Report at www.wpp.com/sustainabilityreport2022

SHAREHOLDER INFORMATION

SHARE CAPITAL AND CONTROL
Details of our issued share capital and the number of shares held in Treasury as at 31 December 2022 can be found in note 27 to the financial statements.

Our ordinary shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).

The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the AGM on 24 May 2022, shareholders passed resolutions authorising the Company, in accordance with its Articles, to allot shares up to a maximum nominal amount of £37,416,459 of which £5,612,469 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 27 to the financial statements on pages 199-201.

AUTHORITY FOR PURCHASE OF OWN SHARES
At the AGM on 24 May 2022 shareholders passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 112,249,376 of its own shares in the market. In the year under review, 83,157,954 ordinary shares were purchased.

MAJOR SHAREHOLDERS
The table below shows the holdings of major shareholders in the Company's issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company as at 31 December 2022 and 16 March 2023. Information provided to the Company under the DTRs is publicly available via the regulatory information services and on the Company's website.

	At 31 December 2022[1]	At 16 March 2023[1]
BlackRock Inc	7.70%	7.60%
Silchester International Investors LLP	5.03%	5.03%

[1] Percentage as at date of notification

SHAREHOLDERS AS AT 31 DECEMBER 2022

Holding of shares	Number of holders	% Owners	Shareholdings	% Outstanding
Up to 1,000	5,093	52	1,228,606	0.1
1,001 to 5,000	1,459	15	3,593,633	0.3
5,001 to 100,000	2,092	22	64,472,673	5.7
100,001 to 1,000,000	850	9	280,111,340	24.5
Over 1,000,000	215	2	792,021,044	69.4

Shareholders by geography	%	Shareholders by type	%
UK	30.5	Institutional investors	95.8
United States	37.2	Our people	0.4
Rest of World	32.3	Other individuals	3.8
Total	**100**	**Total**	**100**

SHARE PRICE

The closing price of the shares at 31 December was as follows:

	At 16 March 2023	2022	2021	2020	2019	2018
Ordinary 10p shares	939.6p	820.2p	1,119.5p	800.0p	1,066.5p	846.6p

Share price information is also available online at **wpp.com/investors/share-price**

SHARE BUYBACK PROGRAMME

The Board has been authorised to issue and allot ordinary shares under Article 12 of the Company's Articles of Association. The power under Article 12 and the authority for the Company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the Company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Company's employee share plans.

The Company announced a share buyback programme of up to £250 million on 16 December 2021, which would take place during the period commencing 16 December 2021 and ending no later than 18 February 2022. On 4 March 2022 the Company announced a share buyback programme, with a plan to purchase up to £200 million. On 24 March 2022 the Company announced a further share buyback programme of up to £300 million which would take place during the period commencing 24 March 2022 and ending no later than 24 June 2022. On 8 September 2022 the Company announced a share buyback programme of up to £170 million beginning 8 September 2022, and ending no later than 31 December 2022. As a result of these programmes, the Company bought back £807,383,034 million of shares in 2022.

DIVIDENDS

Subject to shareholder approval at the 2023 AGM, the final dividend for 2022 will become due and payable on 7 July 2023 to all holders of ordinary shares on the Register of Members at the close of business on 9 June 2023.

The table below sets out the dividend per share ordinary shareholders have received for the last five years.

	2022	2021	2020	2019	2018	2017
Interim dividend per ordinary share	**15.00p**	12.50p	10.00p	22.70p	22.70p	22.70p
Final dividend per ordinary share	**24.40p**	18.70p	14.00p	–	37.30p	37.30p
Total	**39.40p**	31.20p	24.00p	22.70p	60.00p	60.00p

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Each ADR represents five ordinary shares.

WPP plc is subject to the informational requirements of the United States' securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, sec.gov.

ADR DIVIDENDS

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 230).

Dividends per ADR in respect of each financial year are set out below.

	2022	2021	2020	2019	2018
In £ sterling					
Interim	**62.50p**	50.00p	113.50p	113.50p	113.50p
Final	**93.50p**	70.00p	–	186.50p	186.50p
Total	**156.00p**	120.00p	113.50p	300.00p	300.00p
In US dollars[1]					
Interim	**85.98¢**	64.18¢	144.88¢	151.53¢	146.27¢
Final	**128.63¢**	89.85¢	–	249.00¢	240.34¢
Total	**214.61¢**	154.03¢	144.88¢	400.53¢	386.61¢

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year of US$1.2363 (2021: US$1.3757, 2020: US$1.2836, 2019: US$1.2765, 2018: US$1.3351). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders. The dividends received will be subject to United States' taxation.

LISTING RULES

For the purposes of Listing Rule (LR) 9.8.4R, the information required to be disclosed by that section can be found in the following locations:

Section	Applicable sub-paragraph within LR 9.8.4R	Location
4	Details of long-term incentive schemes	Directors' compensation report page 130-156
5	Details of Directors' waiver of emoluments	Directors' compensation report page 130-156
6	Director waiver of future emoluments	Directors' compensation report page 130-156

The above table sets out only those sections of LR 9.8.4R which are relevant. The remaining sections of LR 9.8.4R are not applicable

ARTICLES OF ASSOCIATION

There are no restrictions on amending the Articles of Association of the Company (Articles) other than the requirement to pass a special resolution of the shareholders at a general meeting. Subject to applicable law and the Company's Articles, the Directors may exercise all powers of the Company.

The Articles are available on the Company's website at **wpp.com/investors/corporate-governance**

SHAREHOLDER INFORMATION
2023 FINANCIAL CALENDAR

Ordinary dividend timetable	Final	Interim
Ordinary ex-dividend date	8 June 2023	12 October 2023
Dividend record date	9 June 2023	13 October 2023
Dividend payment date	7 July 2023	3 November 2023
Other key dates:		
2022 preliminary results	23 February 2023	
First quarter trading update	27 April 2023	
Annual General Meeting	17 May 2023	
2023 interim results	August 2023	
Third quarter trading update	October 2023	

RESULTS ANNOUNCEMENTS

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

SHAREHOLDER COMMUNICATIONS

A growing number of our shareholders have opted to receive communications from us electronically. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus reducing our impact on the environment. Shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at investorcentre.co.uk/je or by contacting Computershare by the telephone number provided below.

WPP's public website, wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to **wpp.com/investors**

PAYMENT OF DIVIDENDS

From July 2022 we have only been able to pay cash dividends in to your nominated bank account. To update your payment details please go to **www.investorcentre.co.uk/je** or contact Computershare at the details below.

SHAREHOLDERS' REGISTER

The ordinary shareholders' register is kept at the offices of the Company's registrar in Jersey and is available for inspection on request. The address of the registrar is 13 Castle Street, St Helier, Jersey JE1 1ES.

ACCESS NUMBERS/TICKER SYMBOLS

	NYSE	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPP	WPP.N	WPP US

SHAREHOLDER CONTACTS
ORDINARY SHARES

For any queries regarding your shareholding, please contact Computershare:

By telephone: +44 (0)370 707 1411

Lines are open from Monday to Friday, 8.30am to 5.30pm UK time, excluding public holidays.

Using the contact form on the website: investorcentre.co.uk/je/contactus

In writing: Computershare Investor Services (Jersey) Limited, 13 Castle Street, St Helier, Jersey, JE1 1ES

AMERICAN DEPOSITARY RECEIPTS (ADRS) OFFICE

For any queries regarding WPP ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: +1 877 248 4237

Opening hours are Monday to Friday, 8.30am to 6pm US Eastern Standard Time. Please call +1 781 575 4555 if calling from outside of the US.

By email: citibank@shareholders-online.com

In writing: Citibank N.A., PO Box 43077, Providence, RI 02940–3077, USA

REGISTERED OFFICE

WPP plc
13 Castle Street, St Helier
Jersey, JE1 1ES

Telephone: +44 (0)20 7282 4600

Registered number: 111714

Website: **wpp.com**

TAXATION INFORMATION

As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

DIVIDENDS RECEIVED

For UK tax years up to and including 6 April 2022 to 5 April 2023, UK resident individuals receive a Dividend Allowance in the form of a 0% tax rate on the first £2,000 of dividend income received. The UK Government has announced that the Dividend Allowance will be cut to £1,000 for the tax year 6 April 2023 to 5 April 2024, and for the 2024/2025 tax year it will be further cut to £500. Dividends received by UK resident individuals on or after 6 April 2022, and which are over the Dividend Allowance, are taxed at a rate of 8.75% for individuals in the basic rate band, at 33.75% for higher rate tax payers and at 39.35% for individuals with income of £150,000 or more.

CAPITAL GAINS TAX

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, shareholders are advised to consult their professional advisors.

CAPITAL GAINS

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, shareholders are advised to consult their professional advisors.

FIVE-YEAR SUMMARY

	2022 £m	2021 £m	2020 £m	2019 £m	2018 £m
		Continuing operations			
Income statement					
Billings[1]	**52,971.4**	50,656.8	46,917.8	53,059.0	53,219.7
Revenue	**14,428.7**	12,801.1	12,002.8	13,234.1	13,046.7
Revenue less pass-through costs[1]	**11,799.3**	10,397.2	9,762.0	10,846.5	10,875.7
Operating profit/(loss)	**1,358.2**	1,229.0	(2,278.1)	1,295.9	1,245.3
Headline EBITDA[2]	**2,266.7**	2,023.6	1,812.5	2,131.4	1,932.5
Headline operating profit[2]	**1,741.8**	1,493.5	1,260.5	1,560.6	1,651.2
Profit/(loss) before taxation	**1,159.8**	950.8	(2,790.6)	1,214.3	1,019.3
Headline PBT[2]	**1,601.7**	1,365.4	1,041.3	1,363.0	1,543.0
Profit/(loss) for the year	**775.4**	720.7	(2,917.7)	927.1	763.3
Headline operating profit margin[2]	**14.8%**	14.4%	12.9%	14.4%	15.2%
Balance sheet					
Non-current assets	**13,724.2**	12,535.2	12,185.4	15,826.7	17,854.1
Net current (liabilities)/assets	**(2,610.0)**	(1,149.8)	754.6	(298.4)	(649.5)
Net assets	**4,160.4**	4,069.0	5,050.1	8,297.3	9,784.3
Adjusted net debt	**(2,479.3)**	(901.1)	(695.6)	(1,539.6)	(4,016.7)
Average adjusted net debt	**(2,928.0)**	(1,565.1)	(2,331.0)	(4,282.0)	(4,965.6)

	2022	2021	2020	2019	2018
Our people					
Revenue per employee (£000)	**126.4**	122.1	116.7	124.3	123.0
Revenue less pass-through costs[1] per employee (£000)	**103.4**	99.2	94.9	101.8	102.5
Staff cost per employee (£000)	**71.5**	68.4	63.8	66.6	65.5
Average headcount	**114,129**	104,808	102,822	106,498	106,090
Share information					
Headline[3] – basic earnings per share from continuing operations	**100.2p**	79.9p	60.7p	77.8p	92.4p
– diluted earnings per share from continuing operations	**98.5p**	78.5p	60.1p	77.1p	91.4p
Reported – basic earnings per share from continuing operations	**62.2p**	53.4p	(243.0p)	67.8p	56.0p
– diluted earnings per share from continuing operations	**61.2p**	52.5p	(243.0p)	67.3p	55.4p
Dividends per share[4]	**39.40p**	31.20p	24.00p	22.70p	60.00p
Share price – high	**1,224.0p**	1,129.5p	1,071.0p	1,077.5p	1,471.0p
– low	**725.8p**	765.8p	483.7p	800.4p	805.0p
Market capitalisation at year-end (£m)	**8,783.8**	12,918.7	9,802.7	13,410.0	10,682.6

Notes

[1] Billings and revenue less pass-through costs are defined on pages 232 and 233
[2] The calculation of 'headline' measures of performance (including headline EBITDA, headline operating profit, headline operating profit margin and headline PBT) is set out on pages 216 and 217
[3] Headline earnings per share is set out in note 9 of the financial statements
[4] Dividends per share represents the dividends declared in respect of each year

The information on this page is unaudited.

GLOSSARY

Term used in this Annual Report	United States' equivalent or brief description
Adjusted free cash flow	Adjusted free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets
Adjusting items	Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other charges/reversals, litigation settlement, restructuring and transformation costs, restructuring costs in relation to Covid-19, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, property related costs and share of adjusting items of associates
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Allotted	Issued
Average adjusted net debt and adjusted net debt	Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities
Billings and estimated net new billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount
Brand awareness	The number of people or percentage of a group that are aware of a brand
Brand consideration	Those who would consider purchasing a brand are measured as a subset of those aware of a brand
Called-up share capital	Ordinary shares, issued and fully paid
Click-through rate (CTR)	The ratio of the number of users exposed to a specific link on a website page or in an email and those who click the link and view the advertised product or service
Company or Parent Company	WPP plc
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2022 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements
Direct-to-consumer	Marketing from company to consumer without distributor or retailer involvement
ESOP	Employee share ownership plan
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Full-Time Equivalent (FTE) employee	A permanent person or employee of WPP Group or any of its majority owned Operating Companies, as captured locally by each reporting unit and entered into the centralised Finance system. FTE employees do not include contractors
General and administrative costs	General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group
General Data Protection Regulation (GDPR)	A European Union law governing digital data collection, use and storage
Group	WPP plc and its subsidiaries
Headline earnings	Headline PBT less headline tax charge and headline non-controlling interests (excluding Covid-19 restructuring costs)
Headline EBITDA	Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership

Term used in this Annual Report	United States' equivalent or brief description
Headline operating profit	Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline operating profit margin	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs
Headline PBIT	Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline PBT	Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, share of adjusting items of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership
Headline tax charge	Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items
IFRS/IAS	International Financial Reporting Standards/International Accounting Standards
LIBOR	The London inter-bank offered rate
Net Promoter Score (NPS)	A metric used to assess overall customer satisfaction and how likely customers are to recommend a company to a peer or colleague
Net working capital	The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note
OCI	Consolidated statement of comprehensive income
Pass-through costs	Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs
Pro forma ("like-for-like")	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2022 and the restatement of agency arrangements under IFRS 15 for the commensurate period in the prior year. Both periods exclude results from Russia. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Profit	Income
Profit attributable to equity holders of the parent	Net income
Programmatic advertising	Automated buying and selling ad inventory, using software to make data-driven decisions
Revenue less pass-through costs	Revenue less pass-through costs is revenue less media and other pass-through costs
Sarbanes-Oxley Act or SOX	An Act passed in the United States to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Shares in issue	Shares outstanding
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated April 2018
WPP	WPP plc and its subsidiaries

WHERE TO FIND US

COMPANY CENTRES
WPP NEW YORK
3 World Trade Center
175 Greenwich Street
New York NY 10007
Tel +1 (212) 632 2200

WPP LONDON
Sea Containers
18 Upper Ground
London SE1 9GL
Tel +44 (0)20 7282 4600

WPP ASIA PACIFIC
50 Scotts Road
Singapore 228242
Tel +65 6508 5219

COMPANY INFORMATION
If you would like further general
information about WPP, its agencies
or any of the programmes or initiatives
mentioned in this Annual Report, please
visit our website, wpp.com, or email:
enquiries@wpp.com

CONTACT POINTS
INVESTOR RELATIONS
Tom Waldron
Group Investor Relations Director
Tel +44 (0)20 7282 4600
tom.waldron@wpp.com

Anthony Hamilton
Director Investor Relations
Tel +44 (0)20 7282 4600
anthony.hamilton@wpp.com

INVESTOR INFORMATION
Investor relations material and our financial
statements are available online at
wpp.com/investors

CORPORATE COMMUNICATIONS AND MEDIA RELATIONS
Chris Wade
Director of Communications & Corporate Affairs
Tel +44 (0)20 7282 4600
chris.wade@wpp.com

GLOBAL & EMEA
Niken Wresniwiro
Tel +44 (0)20 7282 4600
niken.wresniwiro@wpp.com

NORTH AMERICA
Martina Suess
Tel +1 (212) 632 2522
martina.suess@wpp.com

ASIA PACIFIC
Jonathan Sanchez
Tel +65 9011 4679
jonathan.sanchez@wpp.com

SUSTAINABILITY
Hannah Harrison
Chief Sustainability Officer
Tel +44 (0)20 7282 4600
hannah.harrison@wpp.com

FORWARD-LOOKING STATEMENTS
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism;

the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors", which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

WEBSITE
WPP's website wpp.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to WPP's website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

Written by WPP
Designed and produced by Superunion (Design Bridge and Partners), London
designbridge.com
©WPP 2023

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